Form 20-F
TOYO Co., Ltd
filed 2024-07-08
CIK 1985273

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 1, 2024

Commission File Number: 001-42153

TOYO Co., Ltd

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Tennoz First Tower F5, 2-2-4

Higashi-shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of principal executive offices)

Junsei Ryu

Telephone: +81 3-6433-2789

Email: IR@toyosolar

At the address of the Company set forth above

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, par value $0.0001 per share	TOYO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 46,095,743 ordinary shares and 4,970,012 warrants as of July 1, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

EXPLANATORY NOTE

On July 1, 2024 (the “Closing Date”), TOYO Co., Ltd, a Cayman Islands exempted company (“TOYO” or the “Company”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated as of August 10, 2023 (as amended on December 6, 2023, February 6, 2024 and February 29, 2024, the “Business Combination Agreement”), by and among (i) the Company, (ii) Blue World Acquisition Corporation, a Cayman Islands exempted company (“BWAQ”), (iii) Vietnam Sunergy Cell Company Limited, a Vietnamese company and wholly-owned subsidiary of TOYO (“TOYO Solar”), (iv) TOYOone Limited, a Cayman Islands exempted company and wholly-owned subsidiary of TOYO (“Merger Sub”), (v) TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo,” together with TOYO, Merger Sub and TOYO Solar, the “Group Companies,” or each individually, a “Group Company”), (vi) Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), (vii) Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), (viii) WA Global Corporation, a Cayman Islands exempted company (“WAG”), (ix) Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and (x) BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo”).

Pursuant to the Business Combination Agreement, (a) the Group Companies, VSUN, Fuji Solar, WAG, Belta and BestToYo shall consummate a series of transactions involving the Group Companies, including (A) TOYO acquiring one hundred percent (100%) of the issued and paid-up share capital of SinCo from Fuji Solar at an aggregate consideration of SGD1.00 (such transaction, the “Share Exchange”), and (B) SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of TOYO Solar from VSUN at an aggregate consideration of no less than $50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of TOYO, (ii) TOYO Solar shall become a wholly-owned subsidiary of SinCo; and (iii) immediately prior to the closing of the SinCo Acquisition, WAG, Belta and BestToYo (collectively, the “Sellers”) shall hold an aggregate of 41,000,000 ordinary shares of TOYO, par value $0.0001 per share (such ordinary shares, “Ordinary Shares”), representing all issued and outstanding share capital of TOYO, and (b) following the consummation of the Pre-Merger Reorganization, BWAQ shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of the Company, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws. The Merger, the Pre-Merger Reorganization and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant Transaction Documents (as defined in the Business Combination Agreement) are collectively referred to as “Business Combination.”

On March 6, 2024, the Company entered into a share purchase agreement (as amended on June 26, 2024, the “PIPE Purchase Agreement”) with BWAQ and a certain investor, NOTAM Co., Ltd., a Japanese corporation (the “PIPE Investor” or “NOTAM”), in connection with the Business Combination. Pursuant to the PIPE Purchase Agreement, the PIPE Investor agrees to purchase a total of 600,000 BWAQ Class A Ordinary Shares (as defined below), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000, and that the Company agrees to, conditioned on the completion of the PIPE Closing (as defined in the PIPE Purchase Agreement) and the closing of the Business Combination (the “Merger Closing”), issue additional Ordinary Shares to the PIPE Investor subject to the conditions set forth therein.

At the Merger Effective Time, (a) each of BWAQ’s units, each consisting of (i) one Class A ordinary share of BWAQ, par value $0.0001 per share (“BWAQ Class A Ordinary Share”), (ii) one-half of one BWAQ warrant of which one whole warrant entitling the holder thereof to purchase one BWAQ Class A Ordinary Share at a purchase price of $11.50 per share (“BWAQ Warrant”), and (iii) one right of BWAQ, each convertible into one-tenth of one BWAQ Class A Ordinary Share (“BWAQ Right”) outstanding immediately prior to the Merger Effective Time (to the extent not already separated) was separated into one BWAQ Class A Ordinary Share and one-half of one BWAQ Warrant of which one whole warrant entitling the holder thereof to purchase one BWAQ Class A Ordinary Share at a purchase price of $11.50 per share, and one right of BWAQ (the “Unit Separation”); (b) immediately following the Unit Separation, (i) each issued and outstanding BWAQ Warrant was converted into one warrant of the Company (“Warrant”) to purchase one Ordinary Share, (ii) each outstanding BWAQ Right outstanding was cancelled in exchange for one-tenth of one BWAQ Class A Ordinary Share, (iii) each BWAQ Class B ordinary share, par value US$0.0001 per share (“BWAQ Class B Ordinary Share”) issued and outstanding immediately prior to the Merger Effective Time, automatically converted into one BWAQ Class A Ordinary Share, and (iv) each BWAQ Class A Ordinary Share issued and outstanding immediately prior to the Merger Effective Time, was cancelled in exchange for the right to receive one newly issued Ordinary Share.

The Business Combination was consummated on July 1, 2024. The Business Combination was approved at the extraordinary general meeting of BWAQ’s shareholders held on May 28, 2024 (the “Extraordinary General Meeting”). BWAQ’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, TOYO Solar became a wholly-owned subsidiary of the Company, and BWAQ merged with and into Merger Sub with Merger Sub continuing as the surviving company and a wholly owned subsidiary of the Company. On July 2, 2024, Ordinary Shares commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbol “TOYO.” and the Warrants commenced trading on the OTC Markets.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This shell company report on Form 20-F (including information incorporated herein by reference, this “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, the respective expectations, hopes, beliefs, intention or strategies of the Company, TOYO Solar or BWAQ regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” “will,” “would” and “continue” or similar words. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters identified in the section titled “Risk Factors” of the Company’s Registration Statement on Form F-4 (Registration No. 333-277779) and the Registration Statement on Form F-4 filed pursuant to Rule 462(b) (Registration No. 333-279028) under the Securities Act (together, as amended by a post-effective amendment, the “Form F-4”) filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2024, which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of PubCo Following the Transactions,” which is incorporated herein by reference. The business address for each of the Company’s directors and executive officers is 5F, Tennoz First Tower, 2-2-4, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002.

B.	Adviser

Robinson & Cole LLP will act as counsel to the Company upon and following the consummation of the Business Combination.

C.	Auditors

Marcum Asia CPAs LLP (formerly known as Marcum Bernstein & Pinchuk LLP) acted as the independent auditor of the Company as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and for the period from November 8, 2022 (inception) to December 31, 2022 and will continue to act as the independent auditor of the Company upon the consummation of the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2023, after giving effect to the Business Combination and the PIPE Purchase Agreement.

As of December 31, 2023 (pro forma)	($ in thousands)
Cash and cash equivalents	29,804
Total equity	63,855
Debt:
Non-current debt	12,192
Current debt	142,648
Total indebtedness	154,840
Total capitalization	218,695

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is TOYO Co., Ltd. The Company was incorporated as an exempted company limited by shares under the laws of Cayman Islands on May 16, 2023, solely for the purpose of effectuating the Business Combination. The Company has been the consolidating entity for purposes of TOYO Solar’s financial statements since the consummation of the Pre-Merger Reorganization. The history and development of the Company and the material terms of the Business Combination are described in the Form F-4 in the sections titled “Summary of the Proxy Statement/Prospectus,” “Proposal No. 1 — The Business Combination Proposal,” “Information related to PubCo” and “Description of PubCo Securities,” which are incorporated herein by reference. See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain information about the Company is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference.

The Company’s registered office is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, and the Company’s principal executive office is 5F, Tennoz First Tower, 2-2-4, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002. The Company’s principal website address is https://www.toyo-solar.com/#. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Following and as a result of the Business Combination, all business of the Company is conducted through TOYO Solar and its subsidiaries. A description of the business is included in the Form F-4 in the sections titled “Information Related to PubCo” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PubCo,” which are incorporated herein by reference.

C.	Organizational Structure

Upon the consummation of the Business Combination, TOYO Solar became a wholly-owned subsidiary of the Company, and BWAQ merged with and into Merger Sub with Merger Sub continuing as the surviving company and a wholly owned subsidiary of the Company. The following diagram depicts an organizational structure of the Company as of the date of this Report. All principal subsidiaries of the Company are set forth in Exhibit 8.1 to this Report.

D.	Property, Plants and Equipment

TOYO’s property, plants and equipment are held through TOYO Solar. Information regarding TOYO Solar’s property, plants and equipment is described in the Form F-4 in the section titled “Information related to PubCo — Property and equipment, net” which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operation of the Company is included in the Form F-4 in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PubCo,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The directors and executive officers upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of PubCo Following the Transactions,” which is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and executive officers of the Company is set forth in the Form F-4, in the sections titled “Management of PubCo Following the Transactions — Compensation of Directors and Executive Officers,” “Management of PubCo Following the Transactions — Employment Agreements and Indemnification Agreements” and “Management of PubCo Following the Transactions — Share Incentive Plan,” which are incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the section titled “Management of PubCo Following the Transactions,” which is incorporated herein by reference.

D.	Employees

Information pertaining to the Company’s employees is set forth in the Form F-4, in the section titled “Information Related to PubCo— Employees,” which is incorporated herein by reference.

E.	Share Ownership

Ownership of the Ordinary Shares by its directors and executive officers upon the consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of July 1, 2024 by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

●	each of our directors and executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that the person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The calculations of the percentage of beneficial ownership are based on 46,095,743 Ordinary Shares issued and outstanding, as of July 1, 2024.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name of Beneficial Owner

	Ordinary Shares		% of Total Ordinary Shares / Voting Power
Principal Shareholders
WWB Corporation and Affiliated Entities(1)	31,485,066	(2)	68.3%
Belta(3)	10,045,000		21.8%
Directors and Executive Officers(4)
Junsei Ryu(2)	31,485,066		68.3%
Taewoo Chung	—		—
Aihua Wang	—		—
Alfred “Trey” Hickey(5)	30,000		*
Anders Karlsson	—		—
Hiroyuki Tahara	—		—
June Han	—		—
All directors and executive officers as a group (7 individuals)	31,515,066		68.4%

*	Less than 1% of the total number of outstanding Ordinary Shares

(1)	WWB Corporation (“WWB”), a Japanese company and a wholly-owned subsidiary of Abalance Corporation (TYO: 3856) (“Abalance”). Abalance is a Japanese public company listed on Tokyo Stock Exchange. As of the date of this Report, WWB holds approximately 51% of the voting securities of Fuji Solar and approximately 82% of the voting securities of WAG. Mr. Junsei Ryu holds approximately 31.4% of the voting securities of Abalance and approximately 50.1% of the voting securities of BestToYo. Mr. Ryu also serves as a director of Abalance, representative of directors of WWB, representative of directors of Fuji Solar, and sole director of WAG. The business address for WWB is Tennozu First Tower F5, 2-2-4, Higashishinagawa, Shinagawa-ku, Tokyo 140-0002. The business address for Fuji Solar is Tennoz First Tower, 2-2-4, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002. The registered address for WAG is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands. The registered address for BestToYo is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands.

(2)	Represents (i) 25,420,000 Ordinary Shares directly held by WAG, (ii) 5,535,000 Ordinary Shares directly held by BestToYo, and (iii) 530,066 Ordinary Shares held by Fuji Solar.

(3)	Represents 10,045,000 Ordinary Shares directly held by Belta, which is controlled by Mr. Jianfeng Cai. The registered address for Belta is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands.

(4)	The business address of each of the directors and executive officers of the Company is 5F, Tennoz First Tower, 2-2-4, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002.

(5)	Represents 30,000 Ordinary Shares held by Alfred “Trey” Hickey, an independent director of BWAQ prior to consummation of the Business Combination, and the independent director of the Company, following the consummation of the Business Combination.

B.	Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Form F-4 in the section titled “Certain Relationships and Related Person Transactions — PubCo Relationships and Related Party Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 in the section titled “Information Related to PubCo — Legal Proceedings,” which is incorporated herein by reference.

Dividend Policy

The Company’s policy on dividend distributions is described in the Form F-4 in the section titled “Description of PubCo Securities—Ordinary Shares—Dividends,” which is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Ordinary Shares are listed on Nasdaq under the symbol “TOYO.” Warrants are traded on the OTC Markets. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Ordinary Shares are listed on Nasdaq under the symbol “TOYO.” Warrants are traded on the OTC Markets.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

The Company’s authorized share capital is 500,000,000 ordinary shares of par value of US$0.0001 per share. As of July 1, 2024, subsequent to the Merger Closing, 46,095,743 Ordinary Shares were outstanding and issued.

There are also 4,970,012 Warrants outstanding, each whole Warrant exercisable at US$11.50 per one Ordinary Share, of which 4,252,988 are publicly tradable and registered, and the rest are registered with contractual lock-up held by (i) Fuji Solar and (ii) Blue World Holdings Limited, a Hong Kong private company limited by shares and the sponsor of BWAQ (“Sponsor”), or not registered held by (i) MWH (HONGKONG) CO., LIMITED, one of the members of the Sponsor, and (ii) Zenin Investments Limited, one of the members of the Sponsor.

B.	Memorandum and Articles of Association

The amended and restated articles of association of the Company (“Company Charter”) effective as of July 1, 2024 are filed as part of this Report.

The description of the Company Charter contained in the Form F-4 in the section titled “Description of PubCo Securities” is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to TOYO’s Operations

Information pertaining to the Company’s material contracts is set forth in the Form F-4, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PubCo — Liquidity, Capital Resources and Going Concern –– Related Party Borrowing,” “Information related to PubCo — Land Lease Agreement for the 6GW Solar Cell Plant in Phu Tho Province, Vietnam,” “Risk Factors— Risks Related to TOYO Solar and PubCo’s Business and Industry,” and “Certain Relationships and Related Person Transactions — PubCo Relationships and Related Party Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Form F-4 in the section titled “Proposal No. 1 — The Business Combination Proposal” is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement in the Form F-4 in the section titled “The Business Combination Agreement and Other Transaction Documents — Related Agreements and Documents” is incorporated herein by reference.

Amendment to PIPE Purchase Agreement

On March 6, 2024, the Company entered into the PIPE Purchase Agreement, as amended by an amendment on June 26, 2024 (such amendment, separately referred to as “PIPE Amendment”), with BWAQ and NOTAM.

Pursuant to the PIPE Purchase Agreement, NOTAM agrees to purchase a total of 600,000 BWAQ Class A Ordinary Shares (the “NOTAM PIPE Shares”), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000. The PIPE Amendment provides that the Company agrees to, conditioned on the completion of the PIPE Closing (as defined in the PIPE Purchase Agreement) and Merger Closing, issue additional Ordinary Shares to NOTAM, on the following terms and conditions:

(i) In the event that, the average closing price of each Ordinary Share (the “Closing Price”) with respect to all trading days in July 2024 is below $10.00 per share (such average Closing Price, the “First Tranche Average Closing Price”), NOTAM may, following the last trading day in July 2024 (the “First Tranche Cut-off Date”), elect to purchase from the Company at a total purchase price of $100 such number of Ordinary Shares (“First NOTAM Tranche Additional Shares”) calculated as below:

Number of First NOTAM Tranche Additional Shares = (6,000,000/First Tranche Average Closing Price - 600,000) x Share Held Ratio X.

Shares Held Ratio X = Number of Remaining Converted Shares held by NOTAM as of the First Tranche Cut-off Date /600,000.

Notwithstanding the foregoing, the maximum number of NOTAM First Tranche Additional Shares that NOTAM is entitled to subscribe for under the PIPE Purchase Agreement shall not exceed 500,000.

“Remaining Converted Shares” means the remaining the Ordinary Share acquired by NOTAM upon the conversion of the NOTAM PIPE Shares upon the Merger Closing purchased pursuant to the PIPE Purchase Agreement, excluding any other Ordinary Shares acquired by NOTAM upon and following the Merger Closing, in the open market, from any other parties, or the Additional Shares, if any.

(ii) In the event that the average Closing Price with respect to all trading days in July 2024 and August 2024 is below $10.00 per share (the “Second Tranche Average Closing Price”), NOTAM may, following the last trading day in August 2024 (the “Second Tranche Cut-off Date”), purchase from the Company at a total purchase price of $100 such number of Ordinary Shares (“Second NOTAM Tranche Additional Shares”) calculated as below:

Number of Second NOTAM Tranche Additional Shares = (6,000,000/Second NOTAM Tranche Average Closing Price - 600,000 - First NOTAM Tranche Additional Shares) x Share Held Ratio Y.

Shares Held Ratio Y = Number of Remaining Converted Shares held by NOTAM as of the Second Tranche Cut-off Date/600,000.

Notwithstanding the foregoing, the maximum number of Second NOTAM Tranche Additional Shares that NOTAM is entitled to subscribe for under the PIPE Purchase Agreement shall equal to 500,000 minus the number of the First NOTAM Tranche Additional Shares.

(iii) In the event that the average Closing Price with respect to all trading days in July 2024 through September 2024 is below $10.00 per share (the “Third Tranche Average Closing Price”), NOTAM may, following the last trading day in September 2024 (the “Third Tranche Cut-off Date” and together with the Frist Tranche Cut-off Date and the Second Tranche Cut-off Date, each a “Cut-off Date”), purchase from the Company at a total purchase price of $100 such number of Ordinary Shares (“Third NOTAM Tranche Additional Shares” and together with the First NOTAM Tranche Additional Shares and the Second Tranche Additional Shares, collectively, the “Additional NOTAM Shares”) calculated as below

Number of Third NOTAM Tranche Additional Shares = (6,000,000/ Third Tranche Average Closing Price - 600,000 - First NOTAM Tranche Additional Shares – Second NOTAM Tranche Additional Shares) x Share Held Ratio Z

Shares Held Ratio Z = Number of Remaining Converted Shares held by NOTAM as of the Third Tranche Cut-off Date/600,000

Notwithstanding the foregoing, the maximum number of Third NOTAM Tranche Additional Shares that NOTAM is entitled to subscribe for under the PIPE Purchase Agreement shall equal to 500,000 minus the sum of number of the First NOTAM Tranche Additional Shares and the Second NOTAM Tranche Additional Shares.

Earnout Equities Vesting Agreement

On June 29, 2024, in consideration of the development and efforts by the relevant parties in completing the Business Combination, the Company, the Sellers, BWAQ, the Sponsor, TOYO Solar and other relevant parties entered into a certain Earnout Equities Vesting Agreement (the “Earnout Equities Vesting Agreement”) to, among the others, release all the founder shares of BWAQ (“Founder Shares”) held by the Sponsor from being subject to potential surrender or cancellation as provided under the Sponsor Support Agreement (as defined below).

On August 10, 2023, the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with BWAQ and the Company, to agree to, among the others, provide certain support for the Business Combination. Pursuant to the Earnout Equities Vesting Agreement, the parties agree that 1,380,000 Founder Shares are deemed vested and released from the Sponsor Earnout Equities (as defined in the Sponsor Support Agreement) and the Sponsor will have the right to covert such 1,380,000 Founder Shares into the right to receive Ordinary Shares at the Merger Closing. Sponsor is also relieved of any of its obligations with respect to either the subscription of additional BWAQ Class A Ordinary Shares or the surrender of additional Sponsor Earnout Equities under the Sponsor Support Agreement.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares. There is no limitation imposed by the laws of the Cayman Islands or in the Company Charter on the right of non-residents to hold or vote shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the section titled “Material Tax Considerations,” which is incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding Company’s policy on dividends is described in the Form F-4, in the section titled “Description of PubCo Securities — Ordinary Shares — Dividends,” which is incorporated herein by reference. The Company has not identified a paying agent.

G.	Statement by Experts

The consolidated financial statements of the Company and its subsidiaries incorporated by reference in this Report have been so incorporated by reference in reliance upon such report of Marcum Asia CPAs LLP, an independent registered public accounting firm, upon the authority of the said firm as expert in accounting and auditing.

The financial statements of BWAQ incorporated by reference in this Report have been so incorporated by reference in reliance upon such report of Marcum Asia CPAs LLP, an independent registered public accounting firm, upon the authority of the said firm as expert in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the Form F-4, in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of PubCo — Quantitative and Qualitative Disclosures about Market Risk,” is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants

Upon closing of the Business Combination, there were 4,970,012 Warrants outstanding, each whole Warrant exercisable at US$11.50 per one Ordinary Share, of which 4,252,988 are publicly tradable and registered, and the rest are registered with contractual lock-up held by (i) Fuji Solar, and (ii) the Sponsor, or not registered held by (i) MWH (HONGKONG) CO., LIMITED, one of the members of the Sponsor, and (ii) Zenin Investments Limited, one of the members of the Sponsor.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company and its subsidiaries as of December 31, 2023 and 2022, for the year ended December 31, 2023 and for the period from November 8, 2022 (inception) to December 31, 2022 contained in the Form F-4 between pages F-2 and F-24 are incorporated herein by reference.

The unaudited condensed financial statements of BWAQ as of December 31, 2023 and for the three and six months ended December 31, 2023 and the audited financial statements of BWAQ as of June 30, 2023 and 2022, and for the year ended June 30, 2023 and for the period from July 19, 2021 (inception) through June 30, 2022 contained in the Form F-4 between pages F-25 and F-72 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of the Company and BWAQ are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Amended and Restated Memorandum and Articles of Association of TOYO, effective on July 1, 2024 (incorporated by reference to Exhibit 3.1 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
2.1	Specimen Ordinary Share Certificate of TOYO (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on March 8, 2024).
2.2	Specimen Warrant Certificate of TOYO (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on March 8, 2024).
2.3	Warrant Agreement, dated January 31, 2022, between Blue World Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Form 8-K as filed with the SEC on February 3, 2022).
2.4	Rights Agreement dated January 31, 2022, between Blue World Acquisition Corporation and Continental Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.2 to Form 8-K as filed with the SEC on February 3, 2022).
2.5	Warrant Assumption Agreement (incorporated herein by reference to Exhibit 4.1 to Form 8-K as filed with the SEC on July 8, 2024).
3.1	Shareholder Lock-Up and Support Agreement, dated as of August 10, 2023, by and among the Company, Blue World Acquisition Corporation and Fuji Solar Co., Ltd (incorporated by reference to Exhibit 10.2 to Form 8-K as filed with the SEC on August 10, 2023).
3.2	Amendment to the Shareholder Lock-up and Support Agreement dated December 6, 2023, by and among the Company, Blue World Acquisition Corporation and Fuji Solar Co., Ltd (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the SEC on December 7, 2023).
3.3	Amendment to the Shareholder Lock-up and Support Agreement dated February 29, 2024, by and among the Company, Blue World Acquisition Corporation and Fuji Solar Co., Ltd (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the SEC on March 4, 2024).
3.4	Form of Sponsor Lock-Up Agreement, by and between the Company and Blue World Holdings Limited. (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed with the SEC on March 4, 2024).
3.5	Sponsor Support Agreement, dated as of August 10, 2023, by and among the Company, Blue World Acquisition Corporation and Blue World Holdings Limited (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the SEC on August 10, 2023).
4.1#	Agreement and Plan of Merger, dated as of August 10, 2023, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd (incorporated by reference to Exhibit 2.1 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
4.2	Amendment No. 1 to the Merger Agreement dated December 6, 2023, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd (incorporated by reference to Exhibit 2.2 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
4.3	Amendment No. 2 to the Merger Agreement dated February 6, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd (incorporated by reference to Exhibit 2.3 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
4.4	Amendment No. 3 to the Merger Agreement dated February 29, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company, Fuji Solar Co., Ltd., Belta Technology Company Limited, WA Global Corporation and BestToYo Technology Company Limited (incorporated by reference to Exhibit 2.4 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).

EXHIBIT NUMBER	DESCRIPTION
4.5†*	2024 Share Incentive Plan of TOYO, effective on July 1, 2024
4.6†	Form of Indemnification Agreement between TOYO and each executive officer and director of TOYO (incorporated herein by reference to Exhibit 10.1 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024).
4.7	PIPE Purchase Agreement dated March 6, 2024, by and among the Company, Blue World Acquisition Corporation and NOTAM Co., Ltd (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the SEC on March 8, 2024).
4.8	Joinder Agreement dated February 29, 2024, by and among the Company, Blue World Acquisition Corporation, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company, Fuji Solar Co., Ltd., Belta Technology Company Limited, WA Global Corporation and BestToYo Technology Company Limited (incorporated herein by reference to Exhibit 2.2 to Form 8-K as filed with the SEC on March 4, 2024).
4.9†	Form of Employment Agreement between TOYO and each executive officer of TOYO (incorporated herein by reference to Exhibit 10.2 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024)
4.10	Form of Director Agreement between TOYO and each director of TOYO (incorporated herein by reference to Exhibit 10.3 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024)
4.11	Amendment to PIPE Purchase Agreement dated June 26, 2024, by and among the Company, Blue World Acquisition Corporation and NOTAM Co., Ltd (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-41256) as filed with the SEC on July 1, 2024)
4.12	Earnout Equities Vesting Agreement dated June 29, 2024, by and among the Company, Blue World Acquisition Corporation and Blue World Holdings Limited (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-41256) as filed with the SEC on July 1, 2024)
8.1*	List of principal subsidiaries of TOYO.
10.1^	English translation of the Executed Form of the Sublease Contract for Land with Infrastructure, dated November 8, 2022, between TOYO Solar and DUC ANH Construction Joint Stock Company (incorporated herein by reference to Exhibit 10.24 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024).
10.2	English Translation of Framework Agreement, dated August 24, 2023, between VSUN and TOYO Solar(incorporated herein by reference to Exhibit 10.44 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779 and 333-279028) as filed with the SEC on May 1, 2024).
10.3	English Translation of Framework Agreement, dated November 30, 2023, between VSUN and TOYO Solar (incorporated herein by reference to Exhibit 10.45 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779 and 333-279028) as filed with the SEC on May 1, 2024).
10.4	English Translation of the form of sales contract, between TOYO Solar and VSUN’s subsidiary (incorporated herein by reference to Exhibit 10.46 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779 and 333-279028) as filed with the SEC on May 1, 2024).
11.1	Code of Business Conduct and Ethics of TOYO, effective on July 1, 2024 (incorporated herein by reference to Exhibit 99.2 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024).
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of TOYO and BWAQ.
15.2*	Consent of Marcum Asia CPAs LLP, independent public accountant to TOYO Co., Ltd.
15.3*	Consent of Marcum Asia CPAs LLP, independent public accountant to Blue World Acquisition Corporation.

*	Filed herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
^	Portion of this exhibit has been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K
#	Schedules and annexes have been omitted

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

TOYO Co., Ltd

July 8, 2024	By:	/s/ Junsei Ryu
Name: Junsei Ryu
Title: Director and Chief Executive Officer