Form 20-F
period 2024-12-31
TOYO Co., Ltd
filed 2025-05-12
CIK 1985273

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission File Number: 001-42153

TOYO Co., Ltd

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Tennoz First Tower 16F, 2-2-4

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, the issuer had 46,595,743 ordinary shares (including 13,000,000 earnout shares subject to surrender and cancellation as applicable. See “Item 4. Information on the Company – A. History and Development of the Company – Earnout Shares” of this annual report for more information) and 4,970,007 warrants issued and outstanding, respectively.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☒

i

ii

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

On March 6, 2024, the Company entered into a share purchase agreement (as amended on June 26, 2024, the “PIPE Purchase Agreement”) with BWAQ and a certain investor, NOTAM Co., Ltd., a Japanese corporation (the “PIPE Investor” or “NOTAM”), in connection with the Business Combination. Pursuant to the PIPE Purchase Agreement, the PIPE Investor purchased a total of 600,000 BWAQ Class A Ordinary Shares (as defined below), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000, which were convertible into 600,000 TOYO Ordinary Shares upon the closing of the Business Combination (the “Merger Closing”), and, further, subject to certain conditions set forth therein, acquired 500,000 Ordinary Shares on August 9, 2024 at a purchase price of $100 in total.

In connection with the Business Combination, as a result of the Pre-Merger Reorganization, SinCo has become a wholly owned subsidiary of TOYO, and TOYO Solar has become a direct wholly-owned subsidiary of SinCo. TOYO has been the consolidating entity for purposes of TOYO Solar’s financial statements since the consummation of the Pre-Merger Reorganization. Following the consummation of the Pre-Merger Reorganization, BWAQ merged with and into Merger Sub, with Merger Sub continuing as the surviving company. At the Merger Effective Time, (a) each of BWAQ’s units, each consisting of (i) one Class A ordinary share of BWAQ, par value $0.0001 per share (“BWAQ Class A Ordinary Share”), (ii) one-half of one BWAQ warrant of which one whole warrant entitling the holder thereof to purchase one BWAQ Class A Ordinary Share at a purchase price of $11.50 per share (“BWAQ Warrant”), and (iii) one right of BWAQ, each convertible into one-tenth of one BWAQ Class A Ordinary Share (“BWAQ Right”) outstanding immediately prior to the Merger Effective Time (to the extent not already separated) was separated into one BWAQ Class A Ordinary Share and one-half of one BWAQ Warrant of which one whole warrant entitling the holder thereof to purchase one BWAQ Class A Ordinary Share at a purchase price of $11.50 per share, and one right of BWAQ (the “Unit Separation”); (b) immediately following the Unit Separation, (i) each issued and outstanding BWAQ Warrant was converted into one warrant of the Company (“Warrant”) to purchase one Ordinary Share, (ii) each outstanding BWAQ Right outstanding was cancelled in exchange for one-tenth of one BWAQ Class A Ordinary Share, (iii) each BWAQ Class B ordinary share, par value US$0.0001 per share (“BWAQ Class B Ordinary Share”) issued and outstanding immediately prior to the Merger Effective Time, automatically converted into one BWAQ Class A Ordinary Share, and (iv) each BWAQ Class A Ordinary Share issued and outstanding immediately prior to the Merger Effective Time, was cancelled in exchange for the right to receive one newly issued Ordinary Share.

The Business Combination was consummated on July 1, 2024. The Business Combination was approved at the extraordinary general meeting of BWAQ’s shareholders held on May 28, 2024 (the “Extraordinary General Meeting”). BWAQ’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, TOYO Solar became a wholly-owned subsidiary of the Company, and BWAQ merged with and into Merger Sub with Merger Sub continuing as the surviving company and a wholly owned subsidiary of the Company. On July 2, 2024, Ordinary Shares commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbol “TOYO.” The Warrants are traded on the OTC Markets under symbol “TOYWF.”

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to TOYO’s Business and Industry

Our operating history is short and may not provide you with an adequate basis upon which to evaluate our business and prospects.

We are an early-stage company incorporated in November 2022 to separate the solar cell and module production businesses from VSUN, our affiliate and a majority-owned subsidiary of Fuji Solar. Our solar cell plant Vietnam has commenced commercial production since the second half of 2023 and achieved its full 2GW annual capacity. Our solar cell plant in Ethiopia has commenced production since April 2025 with 2GW annual capacity at its phase 1 site, and we plan to further expand the capacity to 4GW by the end of the third quarter of 2025 at a selected phase 2 site utilizing the existing infrastructure at the Phase 1 site after the installment of additional equipment and facilities. We also leased a facility located in Texas to accommodate our solar module production with an expected annual capacity of 6.5GW by 2029. We plan to complete the construction for the first 1GW capacity and commence production in the middle of 2025 at the Texas plant. We also plan to further increase our solar cell production capacity and build our own wafer slicing plant to provide a reliable integrated service solar solutions, and due to the market conditions and regulations development, we are assessing the timing and venues for our expansion plan. Currently, the management is actively observing and analyzing the recent changes and development in relevant regulations and government policies and environmental conditions and evaluating the construction plan, as well as construction cost and customer demands, and expects to commence the construction when there is more clarity in the relevant regulations and government policies. Our operating history may be too short to give you a sufficient basis for evaluating our business, financial performance and prospects. We may not be able to achieve similar results or growth in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

We derived revenue from sales of solar cells since the second half of 2023, substantially of which was from sales of solar cells to VSUN, our affiliate, during the years ended December 31, 2024 and 2023, with whom we do not enter into long-term contracts. If we do not diversify our customer base in the near future, or if we lose VSUN as our customer, our business may be materially adversely affected.

As an early-stage company, we manufacture and supply our solar cells under the “TOYO Solar” brand to our affiliate VSUN and a select group of PV module manufacturers. As of December 31, 2024, we have entered into supply agreements with over 45 third-party solar cell customers and are in active negotiation with several potential customers to supply our solar cells. We derived revenue from sales of solar cells to these customers since the second half of 2023, a majority of which was from the sales to VSUN, our affiliate, during the years ended December 31, 2024 and 2023. See “Item 4. Information on The Company – B. Business — Customers and Sales — Existing and Future Arrangements with VSUN” for more details. Loss of business from VSUN or other future major customers could reduce our revenues and significantly harm our business. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our revenue and may experience fluctuations in the distribution of the revenue among our largest customers. The volume of sale to specific customers is likely to vary from year to year. A major customer in one year may not provide the same level of revenues for us in any subsequent year. For additional concentration risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Concentration risk.”

We have incurred operating losses historically, and we may in the future incur significant additional expenses and operating losses.

As an early-stage company incorporated on November 8, 2022, we have incurred operating losses historically and have a history of negative operating cash flows. We incurred a net loss of $0.2 million for the year ended December 31, 2022, and recorded a net income of $9.9 million and $40.5 million for the years ended December 31, 2023 and 2024, respectively. Among the net income of $40.5 million for the year of 2024, an income of approximately $35.1 million was recognized for a decrease in fair value of contingent consideration payable. There can be no assurance that we will achieve profitability and/or maintain profitability in the future. Our potential profitability is particularly dependent upon the growth of the market for solar energy solutions, which may not occur at the levels we currently anticipate or at all. There can be no assurance that our future cashflows from operating activities or financing activities including equity financing will be sufficient to support the ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not meet the strategic plans, we will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives.

If we are not able to successfully manage our growth strategy, our business operations and financial results may be adversely affected.

Our expected future growth presents numerous managerial, administrative and operational challenges. Our ability to manage the growth of our operations will require us to continue to improve our management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate, and retain both our management and professional employees. Incorporated in November 2022, we are in a nascent journey of growing our business, recruiting employees and transferring certain employees from VSUN to TOYO Solar in connection with the separation of solar cell and module businesses from VSUN. Furthermore, we will need to establish our relationships with customers, suppliers and other third parties and enter into relevant commercial agreements that are critical to our business growth. While in line with the overall strategy of Fuji Solar and its controlling shareholder, WWB, we are preparing ourselves for the manufacturing of solar PV modules for sales in the United States, allowing our affiliate VSUN to focus on ex-U.S. PV module markets. As of the date of this annual report, we have not finalized the non-compete arrangement with VSUN memorializing such strategy and understanding. We cannot assure you that our planned operations, personnel, systems, internal procedures and controls will be able to support our future growth as expected. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to competitive pressures, and our results of operations may be adversely affected.

The demand for solar energy and/or our products is impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

Our future success depends on continued demand for solar energy. Solar energy is a rapidly evolving and competitive market that has experienced substantial changes in recent years, and we cannot be certain that developers, owners and operators of solar projects and other solar market players will remain active in the market or that new potential customers will pursue solar energy as an energy source at levels sufficient to grow our business. The demand for solar energy and/or our products may be affected by many factors outside of our control, including:

●	availability, scale and scope of government subsidies, economic incentives and financing sources to support the development and commercialization of solar energy solutions;

●	levels of investment by project developers and owners of solar energy products, which tend to decrease when economic growth slows;

●	the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products;

●	local, state and federal permitting and other regulatory requirements related to environmental, land use and transmission issues, each of which can significantly impact the feasibility and timelines for solar projects;

●	technical and regulatory limitations regarding the interconnection of solar energy systems to the electrical grid;

●	the cost and availability of raw materials and components necessary to produce solar energy, such as polysilicon; and

●	regional, national or global macroeconomic trends, which could affect the demand for new energy resources.

If demand for solar energy fails to continue to grow, demand for our products will plateau or decrease, which would have an adverse impact on our ability to increase our revenue and grow our business. If we are not able to mitigate these risks and overcome these difficulties successfully, our business, financial condition and results of operations could be materially and adversely affected.

Our failure to win new contracts and purchase orders may adversely affect our business operations and financial results.

Our business depends on our ability to win contracts and purchase orders with customers. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which is affected by a number of factors. These factors include market conditions, financing arrangements, and required governmental approvals. If negative market conditions arise, or if we fail to secure adequate financial arrangements or the required government approvals, we may not be able to pursue particular projects, which could adversely affect our profitability. If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability.

Our business may in the future benefit in part from local and international government support for renewable energy, and a decline in such support could harm our business.

We may in the future benefit in part from legislation and government policies that support renewable energy. If so, we cannot assure you that we will continue to receive government grants and subsidies in future periods at a similar level or at all. The availability and size of subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns and other macro-economic factors. Moreover, government incentive programs are expected to gradually decrease in scope or be discontinued as solar power technology improves and becomes more affordable relative to other types of energy. Negative public or community response to solar energy projects could adversely affect the government support and approval of our solar energy business. Adverse changes in government regulations and policies relating to the solar energy industry and their implementation, especially those relating to economic subsidies and incentives, could significantly reduce the profitability of our business and materially adversely affect the state of the industry.

If we are no longer able to benefit from the competitive edge from our relationship with Fuji Solar, WWB, Abalance Corporation and VSUN, our business may be adversely affected.

We derive a competitive edge from our relationship with Fuji Solar, WWB, Abalance Corporation and VSUN. Fuji Solar is our affiliate and a majority-owned subsidiary of WWB, a Japanese company that develops photo voltaic systems and sells construction equipment and related parts. WWB is a subsidiary of Abalance Corporation, a public company listed on the Tokyo Stock Exchange that is engaged in the investment, development, construction and operation of solar energy projects globally. VSUN, our affiliate and a majority-owned subsidiary of Fuji Solar, is a specialized PV modules producer with an established presence and brand recognition in regions including the United States, Europe and Asia. We have derived business and financial support from our affiliates. See “Item 7.B.– Related Party Transactions” for further details. We manufacture and supply our solar cells under the “TOYO Solar” brand to our affiliate VSUN and a select group of PV module manufacturers. Before we obtain the requisite certifications to independently manufacture and supply solar PV modules, we intend to manufacture and supply our solar PV modules in collaboration with VSUN, leveraging the latter’s certification and brand name. However, we cannot assure you that we will continue to maintain our relationship with certain affiliates in the future. To the extent we cannot maintain our cooperative relationship with our affiliates on reasonable terms or at reasonable prices or at all, we will need to source other partners to provide services or financial support, which could result in material and adverse effects to our business and results of operations. In addition, any event or publicity that adversely affects the business or reputation, including litigation, regulatory or other matters, of our affiliates, could also have an adverse impact on our brand and reputation, even if such event or publicity is not associated with our products and services. We may incur additional costs in addressing such matters regardless of merit or outcome. This may also divert our management’s time and attention.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

We have experienced operating losses and negative operating cash flows during the period from our inception in November 2022 to December 31, 2022, but recorded positive income for the years ended December 31, 2023 and 2024. For the period since inception to December 31, 2022, we reported a net loss of $0.2 million. For the years ended December 31, 2023 and 2024, we reported a net income of $9.9 million and $40.5 million, respectively. Among the net income of $40.5 million for the year of 2024, an income of approximately $35.1 million was recognized for a decrease in fair value of contingent consideration payable. As of December 31, 2024 and 2023, we had working capital deficits of approximately $69.6 million and $86.4 million, respectively. This condition raises substantial doubt about our ability to continue as a going concern. Our liquidity is based on our ability to generate cash from operating activities to fund our general operations and capital expansion needs. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute our business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

The financial statements included elsewhere in this annual report do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements included elsewhere in this annual report have been prepared on a basis that assumes that we will continue to operate as a going concern, which contemplate the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. For further information, see “Item 5. Operating And Financial Review and Prospects — Liquidity, Capital Resources and Going Concern.”

We may require significant additional capital to fund our operations and pursue our growth strategy. If we cannot obtain additional funding on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We may require significant additional capital to fund our operations and pursue our growth strategy, including, without limitation, to fund the construction of our cell plant, as well as PV module plant and wafer slicing plant in the future. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, as well as our research and development activities in order to remain competitive.

Our ability to obtain external financing is subject to a number of uncertainties, including:

●	our future financial condition, results of operations and cash flow;

●	the general condition of the global equity and debt capital markets;

●	regulatory and government support, such as subsidies, tax credits and other incentives;

●	the continued confidence of banks and other financial institutions in our company and the solar power industry;

●	economic, political and other conditions in jurisdictions where we operate; and

●	our ability to comply with any financial covenants under the debt financing.

We may not be able to obtain loans or additional capital on acceptable terms or at all. Any additional equity financing may be dilutive to our shareholders and any debt financing may require restrictive covenants. Additional funds may not be available on terms commercially acceptable to us. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

The oversupply of solar cells and modules in the solar industry may cause substantial downward pressure on the prices of our products and reduce our revenue and earnings.

If the solar industry experiences oversupply across the value chain in the future, continued increases in solar module production in excess of market demand may result in further downward pressure on the price of our solar cell products and potentially our future solar module products. Increasing competition could also result in us losing sales or market share. If we are unable, on an ongoing basis, to procure silicon or solar wafers at reasonable prices, or mark up the price of our solar cell products, or future solar modules, to cover our manufacturing and operating costs, our revenue and gross margin will be adversely impacted, either due to higher costs compared to our competitors or due to inventory write-downs, or both. In addition, our market share may decline if our competitors are able to price their products more competitively.

We may face risks associated with the current and future manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities. If we are unable to effectively manage these risks, our business and operations abroad may be adversely affected and our ability to maintain, develop and expand our business abroad may be restricted.

While we are headquartered in Japan, we have constructed a solar cell plant in Vietnam and are establishing a new solar cell plant in Ethiopia and a solar module plant in Texas, U.S. We are also analyzing and evaluating the timing and venues to further expand to build our solar cell plants and wafer slicing plant. The current and future manufacturing, marketing, distribution and sale of our products internationally, as well as the construction and operation of our manufacturing facilities internationally may expose us to a number of risks, including those associated with:

●	fluctuations in currency exchange rates;

●	costs associated with understanding local markets and trends;

●	costs associated with establishment of overseas manufacturing facilities;

●	marketing and distribution costs;

●	customer services and support costs;

●	risk management and internal control structures for our overseas operations;

●	compliance with the different commercial, operational, environmental and legal requirements;

●	obtaining or maintaining certifications for production, marketing, distribution and sales of our products or, if applicable, services;

●	maintaining our reputation as an environmentally friendly enterprise for our products or services;

●	obtaining, maintaining or enforcing intellectual property rights;

●	changes in prevailing economic conditions and regulatory requirements;

●	transportation and freight costs;

●	employing and retaining manufacturing, technology, sales and other personnel who are knowledgeable about, and can function effectively in, overseas markets;

●	trade barriers such as trade remedies, which could increase the prices of the raw materials for our solar products, and export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

●	challenges due to our unfamiliarity with local laws, regulation and policies, our absence of significant operating experience in local market, increased cost associated with establishment of overseas operations and maintaining a multinational organizational structure; and

●	other various risks that are beyond our control.

Our manufacturing capacity in Vietnam, Ethiopia and Texas, U.S. requires us to comply with different laws and regulations, including national and local regulations relating to production, environmental protection, employment and the other related matters. Our failure to obtain the required approvals, permits, licenses, filings or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations.

For example, the U.S. government has begun enforcing a long-existing ban on U.S. importation of products produced with forced labor in ways that may adversely affect our business. Section 307 of the U.S. Tariff Act of 1930, as amended, (“Section 307”), prohibits U.S. importation of goods that are produced or manufactured, wholly or in part, in any non-U.S. country by forced or indentured labor. On June 24, 2021, U.S. Customs and Border Protection (CBP) issued a Withhold Release Order against Hoshine Silicon Industry Co. Ltd. (“Hoshine WRO”). As a result, personnel at all U.S. ports of entry have been instructed to immediately begin detaining shipments that contain silica-based products made by Hoshine or materials and goods derived from or produced using those silica-based products.

On December 23, 2021, President Biden signed the Uyghur Forced Labor Prevention Act (the “UFLPA”) into law. The UFLPA aims to strengthen the existing laws on forced labor by prohibiting the importation and entry of any goods made with forced labor in the Xinjiang Uyghur Autonomous Region (“XUAR”) of the PRC, and establishes several enforcement mechanisms and procedures to do so. Since June 21, 2022, CBP has begun applying the “Rebuttal Presumption” established in Section 3 of UFLPA and prohibits any “goods, wares, articles, or merchandise mined, produced, or manufactured wholly or in part in the XUAR” or produced by an entity on the list to be issued pursuant to the UFLPA, unless CBP determines that importer of record has (i) fully complied with the supply chain guidance described in Section 2 of the UFLPA and any accompanying regulations, and (ii) completely and substantively responded to inquiries for information by CBP. Pursuant to UFLPA, the U.S. government issued a list of entities involved in and products produced from forced labor, “guidance to importers” with respect to forced labor due diligence as well as a strategy report to prevent importation of goods produced with forced labor.

In addition to the actions taken or being considered by the U.S. government as discussed above, there is a growing concern regarding the alleged use of forced labor issue in the XUAR in the European Union, Australia, Japan and certain other countries. For example, in June 2022, the European Parliament passed Resolution on the human rights situation in the XUAR, including the Xinjiang police files. European Commission issued, on September 14, 2022, a Proposal for a Regulation of the European Parliament and of the Council on prohibiting products made with forced labor on the European Union. If any new legislation or regulatory action with respect to these issues were to be enacted in those regions that impose additional restrictions or requirements on importation of goods that are produced or manufactured, wholly or in part, in the XUAR, our business and operation in these regions would be adversely affected.

Although such policies have impacted the operations of some participants in the solar industry, our operations have not yet been adversely affected by Hoshine WRO or UFLPA or other regulations or government initiatives discussed above.

On April 24, 2024, the American Alliance for Solar Manufacturing Trade Committee (the “Committee”) filed AD and CVD petitions on imports of crystalline silicon photovoltaic (“CSPV”) cells from Cambodia, Malaysia, Thailand, and Vietnam. The AD petition alleges that imports of CSPV cells from the targeted countries are being sold in the United States at less than fair value. The CVD petition alleges that the governments of the targeted countries are providing countervailable subsidies with respect to the manufacture, production, and export of CSPV cells. The Commerce Department will determine whether imports of CSPV cells from the targeted countries were dumped in the United States, and establish the ADs that will be imposed. It will also determine whether the governments of the targeted countries subsidized exports of CSPV cells to the United States. The International Trade Commission (“ITC”) will determine whether imports of the subject merchandise are materially injuring, or threaten to materially injure, the domestic industry. In April 2025, the Commerce Department announced its final affirmative AD/CVD determinations and, among the others, assigned a final AD rate of 271.28% and a final CVD rate of 124.57% for solar cells and modules from Vietnam involved in circumvention of U.S. duties, and further, among the others, assigned a different AD rate of 77.12% to our affiliate VSUN.

Recently, the U.S. government and President Trump have made public statements and taken certain actions indicating significant changes in U.S. trade policy, including imposing new or increased tariffs on certain goods imported into the United States. We currently have three plants located in Vietnam, Ethiopia and Texas, U.S. U.S.. will continue to be an important market for us. It is uncertain if there will be any changes to the imposed tariffs, with respect to the subject countries, products or rates, and how would those tariff impact our operations. Furthermore, changes in U.S. trade policy could trigger retaliatory actions by affected countries, which could impose restrictions on our ability to purchase and import raw material or equipment from other countries to the U.S. to our solar module plant in Texas. As of the date of this annual report, we cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. Any additional tariffs imposed to our products, raw material or equipment for our plants could have a material adverse effect on our business, results of operations and financial position.

However, there is no guarantee that our operations will not be materially adversely affected by laws and regulations in the United States or other jurisdictions in the future. As we enter into new markets in different jurisdictions, we will face different business environments and industry conditions, and we may spend substantial resources familiarizing ourselves with the new environment and conditions. To the extent that our business operations are affected by unexpected and adverse economic, regulatory, social and political conditions in the jurisdictions in which we have operations, we may experience project disruptions, loss of assets and personnel, and other indirect losses that could adversely affect our business, financial condition and results of operations. Any of these events may increase the related costs, or impair our ability to run our operations in the future on a cost effective basis, which could in turn have a material adverse effect on our business and results of operations.

We may not be able to obtain sufficient raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. The price of polysilicon increased significantly in 2020 due to the supply shortage of polysilicon. In the first half of 2020, supply of polysilicon was negatively affected by the decreasing downstream demand due to the COVID-19 pandemic. In the second half of 2020, the production capacity of polysilicon of some key manufacturing facilities reduced due to the explosion accidents and maintenance activities, which further intensified the supply shortage. The price of the polysilicon began to decline in the first quarter of 2023, which stimulated the module demand globally.

Although the global supply of polysilicon has increased significantly, we may experience interruption to our supply of silicon or other raw materials or late delivery in the future for the following reasons, among others:

●	suppliers under our raw materials supply contracts may delay deliveries for a significant period of time without incurring penalties;

●	our virgin polysilicon suppliers may not be able to meet our production needs consistently or on a timely basis;

●	compared with us, some of our competitors who also purchase virgin polysilicon from our suppliers have longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and

●	our supply of silicon or other raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control in the current economic environment.

Our failure to obtain the required amounts of silicon raw materials and other raw materials, such as glass, in a timely manner and on commercially reasonable terms could increase our manufacturing costs and substantially limit our ability to meet our contractual obligations to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, ability to retain customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. Furthermore, our failure to obtain sufficient silicon and other raw materials would result in under-utilization of our production facilities and an increase in our marginal production costs. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

Several of our key raw materials and components are sourced from a limited number of suppliers, and their failure to perform could cause manufacturing delays and impair our ability to deliver solar cells and/or modules to customers in the required quality and quantities and at a price that is profitable to us.

Our failure to obtain raw materials and components that meet our quality, quantity, and cost requirements in a timely manner could interrupt or impair our ability to manufacture our solar modules, or increase our manufacturing costs. Several of our key raw materials and components are sourced from a limited number of suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and adversely impact our operations. In addition, our suppliers may be unable to supply our increasing demand for raw materials and components as we expand or seek to expand our business. We may be unable to identify new suppliers or qualify their products for use on our production lines in a timely manner and on commercially reasonable terms. A constraint on our production may result in our inability to meet our capacity plans and/or our obligations under our customer contracts, which would have an adverse impact on our business. Additionally, reductions in our production volume may put pressure on suppliers, resulting in increased material and component costs.

In particular, we are dependent on VSUN’s subsidiary as a crucial supplier of monocrystalline silicon wafer, which accounted for approximately 55.0% and 64.5% of our total purchase of inventories for the years ended December 31, 2024 and 2023, respectively. In addition, one third party supplier accounted for approximately 16.9% and 14.8% of our total purchase of inventories for the years ended December 31, 2024 and 2023, respectively. Monocrystalline silicon wafer is the critical material for the production of solar cells, and we may not be able to find replacements or immediately transition to alternative suppliers if necessary. If our supplier delays or discontinues the manufacture of monocrystalline silicon wafer, we may experience delays in shipments, increased costs and cancellation of orders for our products. Failure to establish cost-effective alternative suppliers within reasonable timeframes, or encountering difficulties in sourcing monocrystalline silicon wafers from other third parties, could have adverse effects on our business and operational performance. For additional concentration risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Concentration risk.”

Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in the delivery of our services and completion of our projects, which could damage our reputation, have a negative impact on our relationships with our customers and adversely affect our growth.

Our success depends on our ability to provide services and complete projects in a timely manner, which in part depends on the ability of third parties to provide us with timely and reliable products and services. In providing our services and completing our projects, we rely on products that meet our design specifications and components manufactured and supplied by third parties, as well as on services performed by subcontractors. We will also rely on subcontractors to perform substantially all of the construction and installation work related to our projects; and we may need to engage subcontractors with whom we have no experience for our projects. If any of our subcontractors are unable to provide services that meet or exceed our customers’ expectations or satisfy our contractual commitments, our reputation, business and operating results could be harmed. In addition, if we are unable to avail ourselves of warranty and other contractual protections with providers of products and services, we may incur liability to our customers or additional costs related to the affected products and components, which could have a material adverse effect on our business, financial condition and operating results. Moreover, any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect the quality and performance of our solutions and require considerable expense to establish alternate sources for such products and services. This could cause us to experience difficulty retaining current customers and attracting new customers, and could harm our brand, reputation and growth.

Prepayment arrangements to our suppliers, if any, may expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

As we conduct our business in the ordinary course, we may incur prepayment obligations for the procurement of silicon raw materials or the construction of our projects. Our prepayments, secured or unsecured, may expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfil its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity.

Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends and the prices of solar power products. If the prices of solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

Shortage or disruption of electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. We cannot assure you that there will not be disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages or disruptions in electricity supply and any increases in electricity costs may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

Computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions could result in security and privacy breaches, loss of proprietary information and interruption in service, which would harm our business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing attacks or denial of service, against online networks have become more prevalent and may occur on our systems. Any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. In addition, cyber-attacks and malicious internet-based activity directed at supply chains have increased in frequency and severity, and we cannot guarantee that third parties in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our operations. Notwithstanding the security measures we have implemented, such as managed security services, that are designed to detect and protect against cyber-attacks, and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, or other events. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

There are several factors ranging from human error to data corruption that could materially impact the efficacy of any processes and procedures designed to enable us to recover from a disaster or catastrophe, including by lengthening the time services that are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular cyber-attack, disaster or catastrophe or other disruption, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect its business and financial results.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the market opportunity and growth. The estimates and forecasts included in this annual report relating to the size and expected growth of the target market and market demand may also prove to be inaccurate. The estimated addressable market may not materialize in the timeframe of the projections included herein, if ever, and even if the markets meet the size estimates and growth estimates presented in this annual report, our business could fail to grow at similar rates.

We expect to operate in a highly competitive industry, and our current or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenues, growth rates and market share.

The markets and industries in which we expect to compete in are highly competitive, with many companies of varying size and business models, many of which have their own proprietary technologies, competing for the same business as we do. Many of our competitors have longer operating histories and greater resources than us and could focus their substantial financial resources to develop a competitive advantage. Our competitors may also offer energy solutions at prices below cost, devote significant sales forces to competing with us or attempt to recruit our key personnel by increasing compensation, any of which could improve their competitive positions. Additionally, we expect competition to intensify in the future as existing competitors and new market entrants introduce new products into our markets. Any of these competitive factors could make it more difficult for us to attract and retain customers, increase our sales and marketing expenses, reduce profit margins, cause us to lower our prices in order to compete, and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and operating results. We can provide no assurance that we will continue to effectively compete against our current competitors or additional companies that may enter our markets.

In addition, we may also face competition based on technological developments that compete with our products and services. Our competitors may develop technology that would make ours noncompetitive or obsolete. If we do not keep pace with product and technology advances and otherwise keep our product offerings competitive, there could be a material and adverse effect on our competitive position, revenue and prospects for growth. Some of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

●	greater name recognition, longer operating histories and larger customer bases;

●	larger sales and marketing budgets and resources;

●	broader and deeper product lines;

●	greater customer support resources;

●	greater resources to make acquisitions;

●	lower labor and research and development costs;

●	substantially greater financial and other resources; and

●	larger scale manufacturing operations.

Some of our expected larger competitors may have substantially broader product offerings and may be able to leverage their relationships with partners and customers based on other products to gain business in a manner that discourages potential customers from purchasing our concentrated solar power plants, including by selling at zero or negative margins or product bundling. In addition, innovative start-up companies and larger companies that are making significant investments in research and development may invent similar or superior technologies that compete with ours. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be adversely affected.

The solar industry faces competition from other types of renewable and non-renewable power industries.

The solar industry faces competition from other renewable energy companies and non-renewable power industries, including nuclear energy and fossil fuels such as coal, petroleum and natural gas. Technological innovations in these other forms of energy may reduce their costs or increase their safety. Large-scale new deposits of fossil fuel may be discovered, which could reduce their costs. Local governments may decide to strengthen their support for other renewable energy sources, such as wind, hydro, biomass, geothermal and ocean power, and reduce their support for the solar industry. The inability to compete successfully against producers of other forms of power would reduce our market share and negatively affect our results of operations.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our revenue and net income to decline.

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as solar cells with higher conversion efficiency and larger and thinner silicon wafers and solar cells. Other companies may develop production technologies that enable them to produce silicon wafers, solar cells and solar modules with higher conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than crystalline silicon wafers and solar cells, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry, and effectively compete in the future. Our failure to further refine and enhance our products and processes or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could materially adversely reduce our market share and affect our results of operations.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as by policies adopted by electric utility companies. These regulations and policies often relate to electricity pricing and technical interconnection requirements for customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers may be charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost of and reduce the demand for solar power, thereby harming our business, prospects, results of operations and financial condition.

In addition, we anticipate that solar power products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection, and metering and related matters. Any new government regulations or utility policies pertaining to solar power products may result in significant additional expenses to the users of solar power products and, as a result, could eventually cause a significant reduction in demand for our products.

A drop in electricity prices may adversely affect our business, financial condition, and results of operations.

A decline in electricity prices could adversely affect the attractiveness of solar energy projects and consequently lead to a decrease in our product sales. Various factors might contribute to a reduction in electricity prices, including:

●	establishment of more efficient power generation plants that can produce electricity at a lower cost;

●	enhancements in transmission infrastructure, enabling more affordable or increased transmission of energy from distant, cost-effective sources;

●	a decrease in the cost of natural gas or other energy-producing fuels;

●	adjustments in utility rates and the reallocation of costs among customer classes;

●	drop in electricity demand, possibly driven by energy-saving technologies, initiatives to cut electricity usage, or economic downturns that reduce overall activity;

●	emergence of smart-grid technologies that can minimize peak energy demands;

●	innovations in customer-sited energy storage technologies that can lower a customer’s average electricity cost by utilizing off-peak times; and

●	the invention of new energy generation methods that can produce energy more affordably.

Should the expense of electricity produced by solar installations that incorporate our systems remain high in comparison to other energy sources, it may significantly impact our business, financial standing, and operational results negatively.

We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.

We transact with a limited number of equipment suppliers for all our principal manufacturing equipment and spare parts, including our diffusion furnaces, chemical vapor deposition systems, screen printers and solar cell testers and sorters. We may rely on certain major suppliers to provide a substantial portion of the principal manufacturing equipment and spare parts as part of our expansion plan in the future. If we fail to develop or maintain our relationships with these and other equipment suppliers, or should any of our major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment or spare parts to us, including due to natural disasters or otherwise failing to supply equipment or spare parts according to our requirements, it will be difficult for us to find alternative providers for such equipment on a timely basis and on commercially reasonable terms. As a result, our production and result of operation could be adversely affected.

If we choose to sell our products on credit terms, it may increase our working capital requirements and expose us to the credit risk of our customers.

To accommodate and retain customers in the negative market environment, many solar module manufacturers make credit sales and extend credit terms to customers, and this trend is expected to continue in the industry. If we choose to sell our products on credit terms, it may increase our working capital requirements and negatively affect our liquidity. We may not be able to maintain adequate working capital primarily through cash generated from our operating activities and may need to secure additional financing for our working capital requirements, which may not be available to us on commercially acceptable terms or at all. In addition, if we choose to sell our products on credit terms, we may be exposed to the credit risk of customers to which we have made credit sales in the event that any of such customers becomes insolvent or bankrupt or otherwise does not make timely payments. If these customers are not able to obtain satisfactory working capital, maintain adequate cash flow, or obtain construction financing for the projects where our solar products are used, they may be unable to pay for products they have ordered from us or for which they have taken delivery. Our legal recourse under such circumstances may be limited if the customers’ financial resources are already constrained or if we wish to continue to do business with these customers.

We may incur substantial indebtedness in the future which could adversely affect our business, financial condition and results of operations.

As we conduct our business in the ordinary course, we anticipate requiring a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. We may incur substantial indebtedness in the future, and if so, we may not have sufficient funds available to meet our payment obligations in light of the amount of bank borrowings due in the near-term future, which could have significant consequences on our operations, including:

●	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations, and limiting our ability to obtain additional financing;

●	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

●	potentially increasing the cost of any additional financing.

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt.

In addition, we are exposed to various types of market risk in the normal course of business, including the impact of credit risk and foreign currency risk. We may incur gain or loss in relation to our change in the fair value of our financial instruments, if any. The change in fair value of financial instruments may fluctuate significantly from period to period due to factors that are largely beyond our control, and may result in us recording substantial gains or losses as a result of such changes.

TOYO relies principally on dividends and other distributions on equity paid by TOYO Solar, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

TOYO is a holding company holding 100% equity interest in SinCo, which in turn holds 100% equity interest in TOYO Solar, a principal operating subsidiary of TOYO and SinCo. As a result, TOYO relies principally on dividends paid by TOYO Solar, through SinCo, for cash requirements.

TOYO Solar can only distribute dividends/profits and remit such dividends/profits out of Vietnam to SinCo, provided that: (i) TOYO Solar is not permitted to distribute dividends/profits to its owner if it does not pay in full its debts and other financial obligations when due, (ii) TOYO Solar does not have any accumulated loss for the year of dividends/profits distribution, and (iii) TOYO Solar can only remit its dividends/profits offshore at the end of the financial year after fulfillment of all taxes and other financial obligations to the authority of Vietnam and submission of the audited financial statements and corporate income tax finalization form to the tax authorities. The dividend/profits must be remitted offshore through the direct capital account of TOYO Solar opened at a licensed bank in Vietnam. The tax authority must be notified at least seven working days prior to the date of remittance of dividends/profits offshore. In practice, the tax authority may object the dividend payment if TOYO Solar still has pending tax obligation.

In addition, in accordance with section 403 of the Companies Act 1967 of Singapore, no dividend is payable by SinCo to its shareholder(s) except out of profits; and any profits of SinCo applied towards the purchase or acquisition of its own shares and any gains derived by SinCo from the disposal of treasury shares shall not be payable as dividends. Payment of dividends must also be made in compliance with the constitution of SinCo, which provides that dividends may be declared at general meetings of shareholder(s) by ordinary resolution; however, any dividend declared must not exceed the amount recommended by SinCo’s directors. The directors may also from time to time pay to its shareholder(s) such interim dividend as appear to the directors to be justified by the profits of SinCo. Any dividends would be limited by the amount of profits and/or available distributable reserves of SinCo, which, under Singapore law, will be assessed on the basis of SinCo’s standalone unconsolidated accounts.

Failure to achieve satisfactory production volumes of our products could result in higher unit production costs.

The production of solar cells and solar modules involves complex processes. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. From time to time, we may experience lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the introduction of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period. In addition, if the demand in the global solar power product market may decrease, it may also cause us to operate at less than intended capacity. This would result in higher marginal production costs and lower output, which could have a material adverse effect on our business, financial condition and results of operations.

Unsatisfactory performance of or defects in our products may cause us to incur additional expenses and warranty costs, damage our reputation and cause our sales to decline.

Our products may contain defects that are not detected until after they are shipped or inspected by our customers. Our future sales contract for solar cells and/or solar modules may include warranty that is in line with the industry customary practice. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. In addition, product defects could cause significant damage to our market reputation and reduce our product sales and market share, and our failure to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products.

If we deliver our products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with returns or replacements of our products, our credibility and market reputation could be harmed and our sales and market share may be materially adversely affected.

Pandemics and epidemics, extreme weather conditions and natural disasters, terrorist activities, political unrest and other geopolitical risks may adversely affect our business and results of operations.

Global pandemics, epidemics, or fear of spread of contagious diseases, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business and results of operations. Our solar cell plant is situated in Phu Tho Province, Vietnam, and we serve potential customers in the United States and globally. A severe weather event or catastrophe at our production site could cause substantial damage and disrupt our business operations. Such events could also affect our supply chain, leading to delays in shipping and delivery of materials, components, and products, subsequently causing delays in our customers’ solar projects. Weather conditions, especially during winter, can also impact our customers’ ability to install solar energy systems. As of the date of this annual report, our supply chain has not been impacted by such extreme weather conditions.

Furthermore, severe weather events like extreme cold, hail, hurricanes, tornadoes, heavy snowfall, as well as seismic activity, fires, floods, and other natural disasters could affect locations where our customers have other suppliers or solar projects. These events could lead to delays or even a complete halt in our operations, both regionally and worldwide, and cause significant damage to our products and equipment. Such disruptions would hinder our ability to deliver products and services, reduce demand, and potentially result in substantial warranty claims. These claims could exceed our available insurance coverage, having a material adverse effect on our business, financial condition, and results of operations. The risk of these events may be exacerbated by the effects of climate change.

Additionally, actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical risks could have a similar adverse effect on our business and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. For example, the ongoing military action between Russia and Ukraine ongoing Israel-Hamas conflict, sanctions and other measures imposed against Russia, Belarus, the Crimea Region of Ukraine by the United States and other countries and bodies around the world, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, has in the past and in the future could continue to adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations. Additional potential sanctions and penalties have also been proposed and/or threatened. Although our operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of its business from the ongoing Russia-Ukraine conflict and Israel-Hamas conflict, during times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our products. We cannot predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus or the progress or outcome of the Israel-Hamas conflict as these ongoing conflicts, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant, could result in increases in commodity, freight, logistics and input costs and could potentially have substantial impact on the global economy and our business.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to risks associated with product liability claims in the event that the use of our products results in property damage or personal injury. Since our products are ultimately incorporated into electricity generating systems, it is possible that users could be injured or killed by devices that use our products, whether as a result of product malfunctions, defects, improper installations or other causes. Due to our limited operating history, we are unable to predict whether product liability claims will be brought against us in the future or to predict the impact of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Our product liability insurance coverage is limited and we may not have adequate resources to satisfy a judgment in the event of a successful claim against us. In addition, we do not carry any business interruption insurance. Any business interruption or natural disaster could result in substantial losses and diversion of our resources and materially adversely affect our business, financial condition and results of operations.

The grant of employee share options and other share-based compensation could adversely affect our net income.

We have adopted a share incentive plan and expect to issue share incentives to our directors, officers and employees. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our lack of sufficient patent protection may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. We rely on the production know-how, instead of patent protection, in maintaining our competitive position. As of the date of this annual report, we are in the process of applying for two patents in Vietnam and preparing applications for another three patents. In the future, we may seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in the relevant jurisdictions in a timely manner or at all. Furthermore, as of the date of this annual report, we have not entered into contractual arrangement with employees regarding trade secret protections to protect our proprietary rights.

In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process, related know-how and technologies, our intellectual property and proprietary rights or any combination of the above may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to intellectual property infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards and subject us to injunctions prohibiting sale of our products in certain markets.

Our success depends on our ability to use and develop our technology and know-how, and to manufacture and sell our solar cell and/or solar PV module products or otherwise operate our business in the solar industry without infringing the intellectual property or other rights of third parties. For example, please references to our Current Report on Form 6-K filed with the SEC on December 20, 2024. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business will depend on experienced and skilled personnel and substantial specialty subcontractor resources, and if we lose key personnel or if we are unable to attract and integrate additional skilled personnel, it will be more difficult for us to manage our business and complete projects.

The success of our business and construction projects will depend in large part on the skill of our personnel and on trade labor resources, including those with certain specialty subcontractor skills. Competition for personnel, particularly those with expertise in the energy services and renewable energy industries, is high. In the event we are unable to attract, hire and retain the requisite personnel and subcontractors, we may experience delays in completing projects in accordance with project schedules and budgets.

Further, any increase in demand for personnel and specialty subcontractors may result in higher costs, causing us to exceed the budget on a project. Either of these circumstances may have an adverse effect on our business, financial condition and operating results, harm our reputation among and relationships with our customers and cause us to curtail our pursuit of new projects.

Our future success is particularly dependent on the vision, skills, experience and effort of our senior management team. If we were to lose the services of any of our executive officers or key employees, our ability to effectively manage our operations and implement our strategy could be harmed and our business may suffer.

International expansion is one of our growth strategies, and our potential expansion into international markets may expose our business and operations to additional risks, which could have an adverse effect on our operating results.

While our focus remains on the U.S. market, we intend to continuously explore opportunities globally and further penetrate markets outside of the United States, especially in Europe, Middle East, Southeast Asia, and Africa. Operations in international markets may require us to respond to new and unanticipated regulatory, marketing, sales and other challenges. These efforts may be time-consuming and costly, and there can be no assurance that we will be successful in responding to these and other challenges we may face as we enter and attempt to expand in international markets, including:

●	building and managing a highly experienced foreign workforce and overseeing and ensuring the performance of foreign subcontractors;

●	difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences;

●	increased travel, infrastructure and legal and compliance costs associated with multiple international locations;

●	additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

●	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements;

●	increased exposure to foreign currency exchange rate risk;

●	longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable;

●	difficulties in repatriating overseas earnings;

●	compliance with numerous legislative, regulatory or market requirements of foreign countries;

●	compliance with international and local laws prohibiting bribery and corrupt payments to government officials;

●	laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses;

●	potentially adverse tax consequences;

●	compliance with laws of foreign countries, international organizations, such as the European Commission, treaties, and other international laws;

●	the inability to continue to benefit from local subsidies due to change in control;

●	unfavorable labor regulations; and

●	general economic conditions in the countries in which we operate.

Our future international operations will also be subject to general geopolitical risks, such as political, social and economic instability, war, incidents of terrorism, changes in diplomatic and trade relations, or responses to such events. One or more of these factors could adversely affect any of our international operations and result in lower revenue and/or greater operating expenses than we expect, and could significantly affect our results of operations and financial condition. Our overall success in international markets will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, thus adversely affecting our business, financial condition and operating results.

Our business operations may be adversely affected by political, economic and social instability risks, currency restrictions and devaluation, and various local laws associated with doing business in Ethiopia.

We have established a solar cell plant at a leased facility strategically located in Hawassa, Ethiopia and expect to continue to grow our operations there. As such, our business is subject to the various political, social, economic, fiscal and monetary policies and factors that affect companies operating in Ethiopia, which could have a significant effect on our business, financial condition, results of operations and prospects. While Ethiopia is one of the fastest-growing economies in the region, it still remains one of the poorest. The development of Ethiopia’s economies and markets are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, employment levels, social and labor unrest due to economic and political factors, inflation or deflation, interest rates, taxation, currency exchange rates and weather conditions. An economic downturn, whether actual or perceived, currency volatility, a decrease in economic growth rates or an otherwise uncertain economic outlook in Ethiopia could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, Ethiopia may impose or tighten foreign currency exchange control restrictions, taxes or limitations with regard to repatriation of earnings and investments from the country. If exchange control restrictions, taxes or limitations are imposed or tightened, our ability to receive dividends or other payments from affected jurisdictions could be reduced, which could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Regulations Applicable to TOYO

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our reputation and brand, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies are continuously evolving. The costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. As we expands our business into the target markets, we are in the process of reviewing the applicable laws and regulations in each jurisdiction, including required approvals, licenses and permits. Such laws, regulations, standards and policies continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise affect our business.

Our business could be adversely affected by trade tariffs, export control laws or other trade barriers.

Our business could be affected by the imposition of tariffs, export control laws and other trade barriers, which may make it more costly or difficult for us to export our products to the imposing country. We will become subject to additional tariffs, laws and barriers as we enter into new markets. We may experience cost increases as a result of existing or future tariffs, and may not be able to pass on such additional costs to our customers, or otherwise mitigate the costs. In the event that we raise prices to help cover the higher costs, we may face lower demand for our exported products. A violation of export control laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our insurance coverage strategy may not be adequate to protect it from all business risks.

Incorporated in November 2022, we are in an early stage of developing our business. As of the date of this annual report, we have maintained insurance coverages for various risks in relation to our operations, employees and protection against accidents and injuries at our Texas plant. Any imposition of liability could materially and adversely affect our business, results of operations and financial condition. While we plan to purchase relevant insurance policies covering potential losses at other locations, we cannot be certain that our existing and planned insurance coverage will be sufficient to cover all future claims against us and any other business-related risks, including any losses resulting from product defects, fires, natural calamities or acts of God. Any imposition of liability that is not covered by our planned insurance or is in excess of our planned insurance coverage could harm our business operations and results.

We are subject to various environmental, health and safety laws and regulations that could impose substantial costs on us and cause delays in expanding our production facilities.

Our operations are subject to environmental laws and regulations in the jurisdictions where we operate, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental, health and safety laws and regulations are complex and may require significant time, management attention and costs to ensure continued compliance. Changes in these laws or other new environmental, health and safety laws and regulations may require us to change our operations, potentially resulting in a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Violations of these laws could result in substantial fines and penalties, third-party damages, suspension of production, remedial actions or a cessation of our operations. Contamination at properties we own or operate or properties to which we send hazardous substances, or any noncompliance to environmental protection plans or reports that we have registered with competent authorities may result in liability for us under environmental laws and regulations. Before the construction of the cell plant in Phu Tho Province, Vietnam, we conducted the environmental impact assessment of the phase 1 project and obtained approval from the relevant Vietnamese authority on the environmental impact assessment report on February 9, 2023.

Our operations are also subject to workplace safety laws and regulations, which require compliance with various workplace safety requirements, including requirements related to environmental safety. These laws and regulations can give rise to liability for oversight costs, compliance costs, bodily injury (including workers’ compensation), fines, and penalties. Additionally, non-compliance could result in delay or suspension of production or cessation of operations. The costs required to comply with workplace safety laws can be significant, and non-compliance could adversely affect our production or other operations, which could have a material adverse effect on our business, prospects and results of operations.

As we expand into new markets, we will become subject to additional environmental, health and safety laws and regulations. We may incur additional costs to ensure compliance with such laws and regulations, as well as to manage local labor practices.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our brand and reputation and our business, financial condition, results of operations, cash flows and prospects.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations. A violation of these laws or regulations could adversely affect our brand and reputation and business, financial condition, results of operations, cash flows and prospects. We plan to adopt policies and procedures to ensure compliance with these regulations, but such policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with applicable anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, contractual breaches, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our ordinary shares.

We may be subject to international trade restrictions imposed by various jurisdictions, which can include economic sanctions and export controls imposed by the United States, other target markets of us and our subsidiaries, and other applicable jurisdictions, and the failure of us and our subsidiaries to comply with such restrictions could adversely affect our reputation and results of operations.

We are subject to trade restrictions imposed by governments around the world to the extent that such authorities have jurisdiction over our operations. These restrictions include economic and trade sanctions administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the U.S. Department of Defense, and the European Union, export controls administered and enforced by the U.S. Department of Commerce, as well as similar trade restrictions administered and enforced by governmental authorities in our other target markets outside of Vietnam. Such laws and regulations prohibit or restrict certain operations, trade practices, investment decisions, and partnering activities, including dealings with certain countries or territories, and with certain designated persons.

If we fail to comply with applicable trade restrictions, we could be subject to penalties or other remedial measures. In addition, our employees may engage in conduct for which we might be held responsible and expose us to reputational harm. Further, internal or governmental investigations could be expensive and disruptive. We and our subsidiaries cannot assure that the policies and procedures that we plan to implement to promote compliance with applicable trade restrictions will be effective in preventing possible violations.

We are subject to taxation in multiple jurisdictions. Tax laws in these jurisdictions are often complex and require us to make subjective determinations that may be scrutinized by tax regulators.

We are subject to many different forms of taxation in each of our countries of operation, including income tax, withholding tax, property tax, VAT and other payroll-related taxes. Tax law and administration is complex, subject to change and varying interpretations and often requires us to make subjective determinations. Relevant tax authorities in such jurisdictions may not agree with the terminations that are made or the positions taken by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes, an increased overall tax rate applicable to us and, ultimately, in the payment of substantial amounts of tax, interest and penalties, which could have a material adverse effect on our business, results of operations and financial condition.

Additional tax expenses could accrue in relation to previous or subsequent tax assessment periods, which are still subject to a pending tax audit or have not been subject to a tax audit yet. Tax authorities in relevant jurisdictions could revise original tax assessments and substantially increase the tax burden (including interest and penalty payments) of the relevant entities. They may have the authority to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle. The realization of any of these risks could have a material adverse effect on our business, results of operations and financial condition.

Our business operations are subject to the regulatory, economic, environmental, and competitive conditions and changes within the Southeast Asia region.

We may be governed by the laws, regulations and government policies in relevant Southeast Asia jurisdictions where we operate or plan to operate, and our business and future growth is dependent on the political, economic, regulatory and social conditions in these countries. There may also be political and social factors influencing government policy-making in the future that will lead to a major shift towards a higher degree of governmental control over renewable energy industry in the relevant jurisdictions. Such a shift may reduce our profitability in the long run and hence have an adverse effect on our financial condition, results of operations and prospects. In addition, competition laws and regulations of certain Southeast Asia countries may limit our growth and subject us to antitrust and merger control investigations. We may be subject to financial or other penalties or prohibited from engaging in certain types of businesses or practices as a result of such investigations. Any material changes in the regulatory, economic, environmental or competitive conditions in the relevant Southeast Asia countries may also have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Doing Business in Vietnam

The business of TOYO Solar is subject to general legal and political risks for operating a company in Vietnam.

As a company incorporated in Vietnam and having production facilities located in Vietnam, the business of TOYO Solar, TOYO’s operating subsidiary, would be exposed to the legal, political, and economic risks of an emerging market and a single-party political system. While the Vietnam regulatory framework is becoming more sophisticated and transparent together with the development of the economy, it is still not yet as well established compared to other developed jurisdictions such as the U.S., the U.K, or Singapore. Many of the laws and regulations of Vietnam are relatively new and remain untested, or still contain ambiguities or lack specific guiding regulations, which may result in uncertainties and limitations in the interpretation and enforcement of the law. The application of the law may also be affected by the political climate from time to time, or local policy in different geographic locations, and therefore, could be unpredictable.

Vietnam’s strict regulations on foreign exchange control may limit the flexibility of TOYO Solar to remit funding offshore.

Vietnam has strict regulations on foreign exchange control, which may limit the flexibility for remittance of funding from Vietnam to offshore. While Vietnamese laws generally allow a foreign invested enterprise such as TOYO Solar to purchase foreign currency at a licensed bank in Vietnam to remit dividends or other distributions of TOYO Solar offshore, such remittance is subject to a number of requirements, including fulfillment of tax and other financial obligations and satisfying conditions for dividend distribution. Besides, all inward contribution and outward payment relating to the investment in TOYO Solar must be made through a specialized investment account opened at a licensed bank in Vietnam for the purpose of tracking the cash flow and controlling foreign exchange risks. Supporting documents proving the legitimate purpose of the remittance and satisfaction of conditions for such remittance will be requested by the account bank and the request may vary depending on the relevant account bank.

In circumstances where a transaction is “suspicious” and there is reason to believe that it relates to criminal activity, the banks are obliged to suspend the transaction and report it to the State Bank of Vietnam. While the risk of TOYO Solar not being able to freely remit its revenues, dividends and other distributions offshore to SinCo is low under the current foreign exchange regulations, there is no certainty as to whether more stringent policy will be introduced and adopted in the future.

The business of TOYO Solar may be affected by Vietnam regulations and policy on renewable energy.

There is no single consolidated law for investing in renewable power projects in Vietnam. Therefore, investment in the renewable power sector must comply with a number of laws and regulations, including the national power development plan, which may change from time to time. The latest plan was recently issued May 2023 covering the period covering the period 2021-2030 with a vision to 2050.

Currently, Electricity Vietnam (EVN) and its subsidiaries have the monopoly over the transmission and distribution of electricity in Vietnam, and act as the only wholesale purchasers of electricity from generators. Renewable energy generators and EVN must negotiate and conclude their power purchase agreements on the basis of the standard agreement forms provided by law and market information suggests that EVN does not entertain negotiation outside the template. EVN is required to purchase the power generated by renewable energy projects at the feed-in tariff set by law (FiT). However, the previous FiT has expired while regulation on new FiT is still pending, leading to a temporary suspension period of new renewable energy projects in Vietnam.

If TOYO Solar is to conduct solar power projects in Vietnam, it would be subject to the above risks.

TOYO Solar is subject to Vietnam employment regulations which are generally pro-employees.

Vietnam’s regulations on employment provide high protection for employees and in generally, it is quite difficult for the employer to unilaterally terminate employment contracts with existing employees. This may limit TOYO Solar’s flexibility in using and managing its employees. TOYO Solar is also required to contribute social insurance for its employees, failure of which may subject to the company to administrative penalties and there could be criminal liability in case of repeated violation after having been imposed administrative sanction.

Besides, foreign employees are required to obtain work permit or work permit exemption when working in Vietnam, failure of which (if required) may result in monetary fines to the company and forced exit of the foreign employees from Vietnam. Currently, TOYO Solar has a number of Chinese employees who are still in the process of obtaining work permit.

TOYO Solar relies on third-party suppliers for imported component parts and raw materials, and there is a risk that these suppliers may not meet TOYO Solar delivery schedule.

TOYO Solar relies on third-party suppliers for key components and raw materials, including anode and cathode material, polysilicon and silicon wafers. These suppliers may face delivery failures or component shortages due to various factors beyond TOYO Solar’s control, such as price fluctuations and global demand for these materials. Further, TOYO Solar currently imports a portion of the components of its solar cells from China which may expose it to potential risks in cases there are changes in the political relationship between Vietnam and China. The import of materials is also required to follow procedures and regulations on import and export of Vietnam. Besides, if TOYO Solar’s suppliers are unable to provide components and raw materials or experience delays, it could disrupt TOYO Solar’s business, including their ability to meet scheduled product deliveries. In the future, TOYO Solar may import the components of its products from areas outside of China. However, any failure or delay in TOYO Solar finding a replacement supplier of comparable quality may lead to delays or increased costs for production.

Bankruptcy proceedings in Vietnam may be time-consuming and ineffective.

Vietnamese bankruptcy law is generally consistent with the international framework. However, despite the adoption of the law on bankruptcy since 2015, it has not been widely used in practice. Most bankruptcy cases so far suggest that it could be a prolonged and complicated process, where many creditors and judicial parties are involved. In fact, formal bankruptcy process has not been an effective tool for creditors to deal with potential insolvent debtors because Vietnamese courts generally have a high bar of proof in respect of bankruptcy petitions and bankruptcy proceedings can unpredictable and lengthy.

Foreign arbitral awards and/or court judgment may be difficult to enforce in Vietnam.

A foreign arbitration award is enforceable in Vietnam in accordance with the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards to which Vietnam is a party. However, such enforcement will be subject to the recognition and approval by the Vietnamese courts. Although there has been significant increase in the success rate of enforcement petitions in recent years, limited precedents to date indicate that enforcement of foreign arbitral awards can be a difficult and time-consuming process in Vietnam. Vietnamese courts may refuse the enforcement on technical grounds or on grounds that the recognition and enforcement of the foreign judgment in Vietnam is “contrary to the fundamental principles of Vietnamese laws.” In practice, “the fundamental principles of Vietnamese law” has been construed to require compliance with the substantive laws of Vietnam and the relevant court of Vietnam may review issues de novo.

A foreign court judgment can only be enforced in Vietnam in very limited circumstances. By law, the Vietnamese court shall consider the recognition and enforcement of a foreign court’s judgment (i) on the basis of an international treaty between Vietnam and the relevant court’s country or (ii) on a “reciprocal basis” if no international treaty is available.

There is no international treaty on recognition and enforcement of court judgments between Vietnam and the U.S., the UK or other developed common law jurisdictions. Therefore, enforcement of judgments of the U.S. court can only be conducted on a “reciprocal basis” which will largely depend on the discretion of the Vietnamese court.

Recent new Vietnam regulations on lending and data protection may create difficulties in fund raising and business expansion of TOYO Solar.

The Government of Vietnam has recently issued the first ever consolidated regulation on data protection, which seeks to strengthen rules on the collection, processing, and transfer of personal data. A number of new rules have been introduced, including requirements on conducting and submitting to the authority an impact assessment on the process of personal data, or appointing an internal personnel in charge of personal data protection, which may impact the business operation and data collection or processing process of TOYO Solar. To date, these regulations are still relatively new and the application of each is still unclear in practice.

In 2022 and 2023, the Government and the State Bank of Vietnam have also issued a number of new regulations to tighten control over the permitted use for both onshore and offshore lending, and have imposed more stringent conditions and requirements for private issuance of bonds. This may create more difficulties in fund raising and business expansion of Vietnamese enterprises, including TOYO Solar.

Risks Related to Our Securities

The price of TOYO securities may be volatile, and the value of TOYO securities may decline.

We cannot predict the prices at which our securities will trade. The price of our securities may not bear any relationship to the market price at which our securities are trading or to any other established criteria of the value of our business and prospects, and the market price of our securities may fluctuate substantially. In addition, the trading price of our securities could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our securities as you might be unable to sell these securities at or above the price you purchased. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our business;

●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

●	sales of our securities by us, our shareholders or our warrant holders, as well as the anticipation of lockup releases;

●	significant breaches of, disruptions to or other incidents involving our information technology systems or those of our business partners;

●	our involvement in litigation;

●	conditions or developments affecting the solar power industry in our major markets;

●	changes in senior management or key personnel;

●	the trading volume of our securities;

●	changes in the anticipated future size and growth rate of our markets;

●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	general economic and market conditions; and

●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics (such as COVID-19), currency fluctuations, natural disasters or responses to these events, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto.

These broad market and industry fluctuations may adversely affect the market price of our securities, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our securities are low.

The sale of a significant number of the Ordinary Shares or other equity securities in the public market, or the perception that such sales may occur, could materially and adversely affect the market price of TOYO’s securities. These factors could also materially impair TOYO’s ability to raise capital through equity offerings in the future.

Furthermore, employees, consultants and directors of TOYO Solar are expected to be granted equity awards under the TOYO ESOP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for Ordinary Shares. Sales of Ordinary Shares by holders after the vesting of awards or holders of options who have exercised their options under any incentive plan that TOYO may in the future implement could also cause the price of the Ordinary Shares to fall.

Warrants will become exercisable for Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of the date of this annual report, TOYO had Warrants to purchase an aggregate of 4,970,007 Ordinary Shares. Each Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of Ordinary Shares. On February 26, 2025, TOYO also issued certain warrants to AUM Media Inc. exercisable for 50,000 Ordinary Shares at an exercise price of $5.50 per share for a period of three years till February 26, 2028 (the “AMI Warrants”). To the extent such Warrants or AMI Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the then-existing holders of Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Ordinary Shares.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to general market and economic conditions. A substantial amount of our shares are subject to transfer restrictions following the Business Combination. An active trading market for our securities may never develop or, if developed, may not be sustained. In addition, the price of our securities may vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, as TOYO’s Warrants are not listed on Nasdaq and are currently trading on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If we do not meet the expectations of equity research analysts, if they do not publish research reports about our business or if they issue unfavorable commentary or downgrade our securities, the price of our securities could decline.

The trading market for our securities will rely in part on the research reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of equity research analysts and investors, the price of our securities could decline. Moreover, the price of our securities could decline if one or more equity research analysts downgrade our securities or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to key employees under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future, and as a result, your ability to achieve a return on your investment will depend on appreciation in the price of Ordinary Shares.

We do not intend to pay any cash dividends in the foreseeable future, and any determination to pay dividends in the future will be at the discretion of our board of directors. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends from future earnings for the foreseeable future. In addition, our ability to pay dividends is limited by our indebtedness and may be limited by covenants of any future indebtedness we incur. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The combined company does not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the combined company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the combined company’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing Date, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, we have been subject to Exchange Act reporting requirements for at least 12 calendar months; and filed at least one annual report, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation. We cannot predict if investors will find our securities less attractive if we choose to rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and the price of our securities may be more volatile.

We are a foreign private issuer, and as a result, we are not subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others, (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums and shareholder approval requirements. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, a majority of our assets are located in the U.S., or our business is administered principally in the U.S. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. A U.S.-listed public company that is not a foreign private issuer will incur significant additional legal, accounting and other expenses that a foreign private issuer will not incur.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our securities.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 20-F. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”

Our current internal controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of our internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

The growth and expansion of our business places a continuous, significant strain on our operational and financial resources, and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change. The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Further growth of our operations to support our customer base, our information technology systems and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud.

We have identified material weaknesses in our internal control over financial reporting. In the event of any failure to maintain an effective system of disclosure controls and internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, holders of Ordinary Shares could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of Ordinary Shares.

Prior to the Closing Date, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In connection with the audit of our financial statements as of December 31, 2024, and for the year ended December 31, 2024, we have identified material weaknesses in our internal controls over financial reporting, which we have a plan to further address. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to address complex U.S. GAAP technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with U.S.GAAP and SEC reporting requirements; (ii) our lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework, and (iii) our lack of proper IT policies and procedures developed for system change management, user access management and backup management.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. We plan to adopt measures to improve our internal controls over financial reporting, including, among others: (i) hiring additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen key internal controls over financial reporting; (ii) design and formalizing internal control policies, ensuring clear segregation of duties, and implement a structured risk assessment process. Developing a comprehensive internal control framework that includes regular monitoring, clear accountability, and periodic reviews to enhance transparency and mitigate potential risks; and (iii) regularly conducting checks on the IT software we utilize to ensure its proper functionality, and arranging training sessions for our IT staff. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We do not intend to make any determinations on whether we or our non-U.S. subsidiaries are controlled foreign corporations for U.S. federal income tax purposes.

We do not intend to make any determinations on whether we or any of our subsidiaries are treated as “controlled foreign corporations” within the meaning of Section 957(a) of the Code (“CFCs”), or whether any U.S. Holder of Ordinary Shares is treated as a “United States shareholder” within the meaning of Section 951(b) of the Code with respect to any such CFC. We do not expect to furnish to any U.S. Holder of Ordinary Shares information that may be necessary to comply with applicable reporting and tax paying obligations with respect to CFCs. The IRS has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. U.S. Holders of Ordinary Shares should consult their tax advisors regarding the potential application of these rules to their particular circumstances.

If we or any of our non-U.S. subsidiaries are characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders (as defined below) may suffer adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We do not believe we will be treated as a PFIC for the taxable year that includes the Merger; however, there can be no assurances in this regard or any assurances that we will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we or any of our non-U.S. subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, our market value and the market value of our subsidiaries’ shares and assets. Changes in our composition, the composition of our income or the composition of any of our non-U.S. subsidiaries assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. U.S. Holders of our ordinary shares are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

Our corporate actions that require shareholder approval will be substantially controlled by its controlling shareholder, WWB, who will have significant influence over such matters, and their interests may not be aligned with the interest of other shareholders.

As of the date of this annual report, Mr. Junsei Ryu, our chief executive officer and chairman of the board of directors, controls 83.1% of our issued and outstanding ordinary shares. For so long as Mr. Junsei Ryu continues to control shares representing a majority of our voting power, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, and control or exert significant influence on the composition of the board of directors. Junsei Ryu’s interests may not be aligned with the interests of other shareholders of TOYO. We might be prevented from entering into transactions that could be beneficial to us without the consent of Junsei Ryu. This concentration of voting power may also discourage, delay or prevent a change in control of TOYO, which could deprive shareholders of an opportunity to receive a premium for the Ordinary Shares as part of a sale of TOYO and may significantly reduce the price of Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited as TOYO is incorporated under the law of the Cayman Islands. TOYO conducts substantially majority of its operations, and a majority of its directors and executive officers reside, outside of the United States.

TOYO is an exempted company incorporated under the laws of the Cayman Islands, and conducts a portion of its operations through its subsidiary, TOYO Solar, outside the United States. Substantially majority of our assets are located outside of the United States, although, in November 2024, we acquired TOYO Solar Texas LLC, formerly named as Solar Plus Technology Texas LLC, a Texas limited liability company, with a leased facility located in Texas, which we plan to commence the commercial production of solar module at this facility by the middle of 2025. A majority of our officers and directors reside outside the United States and a portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

In addition, our corporate affairs are governed by our memorandum and articles of association, the Cayman Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (other than the memorandum and articles of association, the registers of mortgages and charges, and copies of any special resolutions passed by the shareholders of such companies). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors will have discretion under the amended and restated memorandum and articles of association of TOYO to determine whether or not, and under what conditions, our corporate records may be inspected by its shareholders, but we are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder to motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are a “controlled company” within the meaning of the Nasdaq listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. If TOYO relies on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Mr. Junsei Ryu, our chief executive officer and chairman of the board of directors, controls approximately 83.1% of the aggregate voting power of our total issued and outstanding share capital, without taking into account of potential source of dilution. As a result, we are a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as TOYO remains a “controlled company,” it may elect not to comply with the following corporate governance requirements:

●	that a majority of the board of directors consists of independent directors;

●	that it has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	that it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

We expect to exempt from the requirements that a majority of the board of directors consists of independent directors, and that each of the nominating and corporate governance committee and the compensation committee is composed entirely of independent directors. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (the “ES Act”), that came into force on January 1, 2019, a “relevant entity” conducting a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as TOYO. There are nine designated “relevant activities” under the ES Act, and for so long as TOYO is carrying on activities which fall within any of the designated relevant activities, it shall comply with all applicable requirements under the ES Act. If the only business activity that TOYO carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, TOYO is a “pure equity holding company” and will therefore only be subject to the minimum substance requirements, which require TOYO to (i) comply with the all applicable requirements under the Cayman Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that TOYO will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

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

TOYO Solar Company Limited, formerly named as Vietnam Sunergy Cell Company Limited (“TOYO Solar”) was incorporated on November 8, 2022 as a limited liability company established under the laws of the Socialist Republic of Vietnam (“Vietnam”) and a solely owned subsidiary of VSUN. TOYO Solar was an early-stage company incorporated to separate the solar cell and module production businesses from VSUN, its affiliate and a majority-owned subsidiary of Fuji Solar. TOYO Solar is committed to becoming a reliable integrated service solar solutions provider in the United States and globally, integrating the upstream production of wafer and silicon, midstream production of solar cell, downstream production of photovoltaic (PV) modules, and potentially other stages of the solar power supply chain.

On April 26, 2023, TOPTOYO INVESTMENT PTE. LTD. (“SinCo”), was incorporated as a Singapore private company limited by shares and a wholly owned subsidiary of Fuji Solar for the of effectuating the Business Combination.

In connection with the Business Combination, as a result of the Pre-Merger Reorganization, SinCo has become a wholly owned subsidiary of TOYO, and TOYO Solar has become a direct wholly-owned subsidiary of SinCo. TOYO has been the consolidating entity for purposes of TOYO Solar’s financial statements since the consummation of the Pre-Merger Reorganization. Following the consummation of the Pre-Merger Reorganization, BWAQ merged with and into Merger Sub, with Merger Sub continuing as the surviving company, as a result of which, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the Merger Effective Time were no longer be outstanding and were automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of TOYO, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws. On December 31, 2024, Merger Sub was struck from the Registrar of Companies of the Cayman Islands and dissolved accordingly.

In July 2024, the Business Combination was completed, upon which “TOYO Co., Ltd”, an exempted company under the laws of Cayman Islands, became the ultimate corporate parent of our group. The Ordinary Shares are traded on the Nasdaq under the symbol “TOYO.” The Warrants are traded on the OTC Markets under symbol “TOYWF.”

To facility the operations and business development plan, TOYO has established the following subsidiaries:

(1)	TOYO CHINA CO., LTD. (“TOYO China”) was incorporated on November 20, 2023 in China, as a wholly owned subsidiary of TOYO Solar. TOYO China’s principal business is sales of solar cells and solar modules and related businesses..

(2)	TOYO Holdings LLC (“TOYO Holdings US”) was formed on June 25, 2024 in Delaware, as a wholly owned subsidiary of SinCo. TOYO Holdings US is a holding company..

(3)	TOYO America LLC (“TOYO America”) was formed on August 26, 2024 in Delaware, as a wholly owned subsidiary of TOYO Holdings US. TOYO America is expected to become a solar panel manufacturer..

(4)	TOYO Solar LLC (“TOYO Solar US”) was formed on August 26, 2024 in Delaware, as a wholly owned subsidiary of TOYO Holdings US. TOYO Solar US is expected to become a trading company to sell solar panel in the U.S..

(5)	TOYO SOLAR (SINGAPORE) PTD. LTD (“TOYO SOLAR SGP”) was incorporated on August 14, 2024 in Singapore, as a wholly owned subsidiary of SinCo. TOYO SOLAR SGP is established to facilitate the sale of the solar panel..

(6)	TOYO SOLAR MANUFACTURING ONE MEMBER PRIVATE LIMITED COMPANY (“TOYO SOLAR PLC”) was incorporated on October 8, 2024 in Ethiopia, as a wholly owned subsidiary of SinCo..

On November 25, 2024, TOYO Solar Texas LLC, formerly named as Solar Plus Technology Texas LLC, a Texas limited liability company (“Solar Texas LLC”) became a wholly owned subsidiary of TOYO Solar US pursuant to the Membership Interest Purchase Agreement, and TOYO Holdings US, holding 75.01% of the membership interests of TOYO Solar US. As of the date of this annual report, Solar Texas LLC has completed the phase 1 construction and expect to complete the construction for 1GW capacity and commence commercial production in the middle of 2025 at the Texas Facility.

The following charts summarize our corporate legal structure and identify our subsidiaries as of the date of this annual report. Our subsidiaries are also set forth in Exhibit 8.1 to this annual report.

Earnout Shares

Pursuant to the Business Combination Agreement, an aggregate of 13,000,000 Ordinary Shares held by the Sellers (the “Earnout Shares”), were deposited with an escrow agent in a segregated escrow account (the “Earnout Escrow Account”) and will be released from the Earnout Escrow Account and delivered to the Sellers as follows:

(a)	Following the Merger, if the net profit of TOYO for the fiscal year ending December 31, 2024 as shown on the audited financial statements of TOYO for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than $41,000,000, the Earnout Shares shall immediately become vested in full and be released from the Earnout Escrow Account to the Sellers, pro rata; and

(b)	If the 2024 Audited Net Profit is less than $41,000,000, then (X) the portion of the Earnout Shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) $41,000,000, multiplied by (ii) 13,000,000 Ordinary Shares, rounded up to the nearest whole number, shall become immediately vested and be released from the Earnout Escrow Account to the Sellers, pro rata, and (Y) the remaining portion of the Earnout Shares shall be surrendered or otherwise delivered by the Sellers, pro rata, to TOYO for no consideration or nominal consideration and cancelled by TOYO.

TOYO and each of the Sellers agreed that, for the purpose of determining the number of Earnout Shares to be released from the Escrow Account to the Sellers or to be surrendered by the Sellers, such 2024 Audited Net Profit does not consider any accounting adjustments caused by the changes in the fair value of 13,000,000 shares of Earnout Shares during the year ended December 31, 2024. As a result, based on the 2024 Audited Net Profit in the amount of $5,400,319, which excludes changes in fair value of Earnout Shares, the Company expected an aggregate of 1,712,297 Earnout Shares to become vested in full and to be released from the Earnout Escrow Account to the Sellers, and the remaining 11,287,703 Earnout Shares are expected to be surrendered to TOYO for no consideration and cancelled by TOYO after the filing of this annual report.

The Company’s registered office is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, and the Company’s principal executive office is 16F, Tennoz First Tower, 2-2-4, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002. The Company’s principal website address is https://www.toyo-solar.com/#. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Our mission is to power the world with green and clean energy.

We are an early-stage company incorporated in November 2022 to separate the solar cell and module production businesses from VSUN, a majority-owned subsidiary of Fuji Solar and our affiliate. We are committed to becoming a reliable integrated service solar solutions provider in the United States and globally, integrating the upstream production of wafer and silicon, midstream production of solar cell, downstream production of photovoltaic (PV) modules, and potentially other stages of the solar power supply chain.

We are headquartered in Japan. Currently, we have established two solar cell plants located in Vietnam and Ethiopia. To date, our cell plant in Vietnam has commenced commercial production since the second half of 2023 and achieved its full 2GW annual capacity. By locating our solar cell production in Vietnam, Southeast Asia and incorporating automatic guided vehicles (AGVs) and TOPCon technology in our cell plant, we are well positioned to produce high quality solar cells at a competitive scale and cost. We may plan to further expand the capacity of our facility in Vietnam, and the management is actively observing and analyzing the recent changes and development in relevant regulations and government policies and environmental conditions and evaluating the construction plan and expects to commence the construction when there is more clarity in the relevant regulations and government policies. We have strategically selected a solar cell plant located in Hawassa, Ethiopia, taking advantage of the country’s favorable investment policies, tariff status and ample hydropower supply. Our solar cell plant in Ethiopia has commence production since April 2025 with 2GW production capacity and plan to expand the capacity to 4GW by the end of the third quarter of 2025 at a selected phase 2 site utilizing the existing infrastructure at the Phase 1 site after the installment of additional equipment and facilities. We aim to fully utilize our annual solar cell production capacity from Vietnam and Ethiopia, as well as collaborations with some OEMs to fulfill additional orders, and supply our solar cells under the “TOYO Solar” brand to our affiliate VSUN and a select group of PV module manufacturers. As of December 31, 2024, we had entered into supply agreements with over 45 third-party solar cell customers and are in active negotiation with several potential customers to supply our solar cells.

In line with the overall strategy of Fuji Solar and its controlling shareholder WWB, we are preparing ourselves for the manufacturing of solar PV modules for sales in the United States, allowing our affiliate VSUN to focus on ex-U.S. PV module markets. Specifically, we have leased a facility located in Texas to accommodate our solar module production with an expected annual capacity of 6.5GW by 2029. We plan to complete the construction for the first 1GW capacity and commence production in the middle of 2025. We intend to manufacture and supply our solar PV modules, initially in collaboration with VSUN, leveraging its certification and brand name, and, after we obtain the requisite certifications, independently manufacture and supply PV modules under “TOYO Solar.” Thereafter, we also plan to construct a solar cell plant in the U.S. and our own wafer slicing plant at a selected location, and continue to be dedicated to becoming a reliable integrated service solar solutions provider in the United States and globally.

We derive competitive edge from our relationship with Fuji Solar, WWB, Abalance and VSUN. Fuji Solar, our affiliate, is a majority-owned subsidiary of WWB, a Japanese company that develops photo voltaic systems and sells construction equipment and related parts. WWB is a subsidiary of Abalance, a public company listed on the Tokyo Stock Exchange that has extensive experience and expertise in the investment, development, construction and operation of solar energy projects globally. VSUN, our affiliate and a majority-owned subsidiary of Fuji Solar, is a specialized PV modules producer with an established presence and brand recognition in regions including the United States, Europe and Asia. Since the third quarter of 2019, VSUN has been listed by Bloomberg New Energy Finance (NEF) as one of Tier 1 PV module manufacturers. VSUN’s solar modules are recognized as the core assets of efficient and reliable PV power stations, which would be beneficial for solar market players who utilize VSUN’s solar modules to obtain financing from such banks and financial institutions. We believe that, by leveraging VSUN’s successful experience and market insights, as well as its strong presence and reputation in the solar industry, we are able to quickly obtain access to the U.S. market with minimal upfront marketing and brand promotion, and build “TOYO Solar” as a trusted PV module supplier brand in the United States and even globally.

We inherited corporate culture from Fuji Solar, WWB and Abalance, which we believe will enable us to strive for and sustain operational excellence. This Japanese-style corporate culture values discipline and a down-to-earth attitude, aligns corporate growth and personal career goals, and encourages employees to be self-driven. Further, we intend to implement the Japanese-style management system that was proven to be effective by Fuji Solar, WWB, Abalance and VSUN, which is centered around the manufacturing sites and intended to resolve issues arising from the sites in the most efficient and effective manner. We believe sharing the same corporate culture and management style with Fuji Solar, WWB, Abalance and VSUN and leveraging their successful experience will enable us to quickly grow as an independent entity and achieve our operational objectives.

Following the consummation of the Business Combination, we are expected to become the first Japanese solar cell company listed in the United States, uniquely positioned to combine the U.S. capital markets, Japanese products, brands and management team, as well as Southeast Asia’s manufacturing resources, to enhance its competitiveness in the solar industry and become a reliable supplier of quality solar cells and PV modules to the global solar energy community.

Our Market Opportunity

Solar energy is a rapidly growing and attractive source of renewable energy that offers many economic and environmental advantages, according to China Insights Industry Consultancy Limited (“CIC”). Due to the continuous progress of PV power generation technology, the levelized cost of energy (LCOE) of utility-scaled solar PV power generation continues to decrease, which is lower than that of coal power generation, stimulating the rapid growth of the global PV power generation market. Based on the forecast of International Energy Agency (IEA) in 2025, Solar PV is set to become the second largest low-emissions source of electricity generation in the world by 2027, after hydropower..

The solar energy market in the United States is one of the largest solar PV markets globally and continues to grow. However, despite the notable increase in demand, with PV panel imports rising from 5GW in 2018 to 38GW in 2023, according to Bloomberg NEF, domestic production in the United States has not been able to keep up with the expanding demand. Local suppliers only account for approximately 15% of the total solar module demand, indicating a significant supply-demand disparity. This situation has been intensified by the lack of wafer production capacity in 2014 and cell production capacity in 2020. Consequently, there has been no domestic PV cell production since 2021, and solar module production has been limited to around 5GW in 2022, highlighting the constraints faced by local manufacturers, according to CIC.

Manufacturers from Southeast Asia, particularly Malaysia, Vietnam, and Thailand, have emerged as the primary sources of PV panel and cell imports for the United States. These Southeast Asia suppliers not only offer competitive pricing, ample manufacturing capabilities, and the capacity to meet the growing demand for solar cells and solar modules in the U.S. market, but they also benefit from the U.S. government’s exemption of Cambodia, Malaysia, Thailand, and Vietnam from antidumping and countervailing duties (AD/CVD). Consequently, approximately 80% of U.S. solar modules are sourced from the exempted countries in 2022, according to National Renewable Energy Laboratory (NREL).

We believe that focusing on the U.S. market will in long run provide abundant opportunities for growth, with the projected cumulative installed capacity of the U.S. solar market reaching over 450GW by 2027, according to CIC. By proactively addressing supply shortages and aligning with clean energy goals through the planned local module plant in the United States, we believe we are capable of navigating the challenges faced by other solar companies and enhancing our market presence. With an unwavering commitment to quality, innovation, and customer satisfaction, we believe we will establish “TOYO Solar” as a recognized global solar solutions provider that can drive sustainable growth.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

Quality production at competitive scale and cost

Our cell plant in Vietnam has commenced commercial production since the second half of 2023 and achieved its full 2GW annual capacity. We have strategically selected a solar cell plant located in Hawassa, Ethiopia and a solar module plant in Texas, U.S. By locating our cell production in Southeast Asia and incorporating AGVs and TOPCon technology in our cell manufacture, we are well positioned to produce high-quality solar cells at a competitive scale and cost. We expect AGVs to significantly reduce human labor requirement at our plant. Further, advancements in TOPCon technology are driving considerable developments in the solar industry, with increased manufacturing capacity, improvements in efficiency and cost advantages, according to CIC. As a result, the TOPCon technology is expected to witness substantial growth, creating an increasing demand for TOPCon cells. We are one of the largest TOPCon solar cell manufacturers in the Southeast Asia in terms of annual production capacity, which differentiates us from our competitors from Southeast Asia who are also exploring the U.S. market. We may plan to further increase our solar cell production capacity and build our own wafer slicing plant to provide a reliable integrated service solar solutions, and due to the market conditions and regulations development, we are assessing the timing and venues for our expansion plan. Currently, the management is actively observing and analyzing the recent changes and development in relevant regulations and government policies and environmental conditions and evaluating the construction plan, as well as construction costs and customer demands, and expects to commence the construction when there is more clarity in the relevant regulations and government policies.

Unique access to the U.S. market supported by collaboration with VSUN

We believe that a collaboration with VSUN, our affiliate and strategic partner, will allow us unique access to the U.S. market, which is one of the largest solar PV markets globally and continues to grow. VSUN is a majority-owned subsidiary of Fuji Solar, our affiliate, and a well-established PV module producer in the United States and Southeast Asia as evidenced by its inclusion in Bloomberg NEF’s Tier 1 Solar Market List since 2019. In line with the overall strategy of Fuji Solar and its controlling shareholder, WWB, we are preparing ourselves for the manufacturing of solar PV modules for sales in the United States, allowing VSUN to focus on ex-U.S. PV module markets. Specifically, we have leased a facility located in Texas to accommodate our solar module production with an expected annual capacity of 6.5GW by 2029. We may plan to further increase our solar cell production capacity in Vietnam and the U.S. and build our own wafer slicing plant to provide a reliable integrated service solar solutions, pending the management’s analysis and evaluation of regulatory developments, construction costs and customer demands. We intend to manufacture and supply our solar PV modules, initially in collaboration with VSUN, leveraging its certification and brand name, and, after we obtain the requisite certifications, independently manufacture and supply PV modules independently under the “TOYO Solar” brand. See “Item 4. Information on The Company – B. Business — Customers and Sales — Existing and Future Arrangements with VSUN” below for more details. This collaboration model allows us to leverage VSUN’s experience, market insights, strong presence and reputation in the industry, and to bypass the upfront marketing and brand promotion efforts and smoothly transition from a solar cell supplier to a PV module supplier in the United States and even globally.

Efficiency-driven Japanese style management system

We are in the process of implementing a Japanese-style management system, which has been proven effective by Fuji Solar, WWB, Abalance, and VSUN. This system is characterized by three key principles:

●	Factory-Centric Approach. The management system is centered around the manufacturing sites, ensuring that decisions are made close to where the actual work is being done. This proximity allows for real-time adjustments and improvements, enhancing overall operational efficiency.

●	Rapid Problem-Solving. The Japanese-style management system is designed to quickly identify and resolve issues that arise on the manufacturing floor. By empowering employees at all levels to contribute to problem-solving, the system ensures that issues are addressed promptly, minimizing disruptions and maintaining productivity.

●	Focus on Quality and Customer Service. The system places a strong emphasis on production quality and customer service. Rigorous manufacturing standards are upheld to ensure the highest quality of products. Similarly, stringent customer service standards are maintained to ensure customer satisfaction and loyalty.

We believe that sharing the same corporate culture and management style with Fuji Solar, WWB, Abalance, and VSUN, and leveraging their successful experience, will enable us to quickly grow as an independent entity and achieve our operational objectives.

Dedicated management team and a culture of excellence

We have a dedicated and experienced management team with an average of 20 years in the solar industry, which is currently undergoing rapid development and technological advancements. This is further complicated by the tense trade relations between China and the United States, presenting a stringent test for our management. Our leadership has proven success in various aspects of the solar industry, including:

●	Market Understanding. Our management team has a deep understanding of market trends and consumer needs, enabling us to position our products effectively against competitors.

●	Production Expertise. With hands-on experience in manufacturing, our leadership knows how to optimize production processes, ensuring high-quality products while minimizing costs.

●	Cost Control. Our management has a track record of effective cost management, which is crucial in a competitive and rapidly evolving industry.

●	Technological Acumen. Given the fast-paced technological advancements in the solar industry, our management’s expertise in staying ahead of the curve is invaluable.

We inherited corporate culture from Fuji Solar, WWB and Abalance that values discipline and a down-to-earth attitude. This culture aligns corporate growth with personal career goals and encourages employees to be self-driven. We believe that this unique Japanese-style corporate culture, combined with our management’s extensive expertise, will enable us to strive for and sustain operational excellence, setting us apart from our competitors.

Our Strategies

We intend to achieve our mission and drive the growth of our business by pursuing the following strategies:

●	Continue to focus on the U.S. market and strive to achieve a leadership position. We intend to continue to focus on the U.S. market which, according to CIC, is one of the largest solar PV markets globally and continues to grow. We also intend to continue the construction of our cell plant and our module plant to achieve full production, as well as collaborations with some OEMs to fulfill additional orders, in order to capture the unmet market in the United States and strive to achieve a leadership position in the U.S. market.

●	Enhance operational efficiency through vertical integration. We intend to enhance our operational efficiency by integrating the upstream production of wafer, midstream production of solar cell, and downstream production of PV modules. Specifically, in addition to the cell plants in Vietnam and Ethiopia for the midstream production, we have leased a facility located in Texas to accommodate our solar module production with an expected annual capacity of 6.5GW by 2029 for the downstream production and assess the timing and venues to build a wafer slicing plant for the upstream production. We believe this integration, once achieved, would further streamline process, reduce costs and improve efficiency for our production.

●	Extend our global footprint. While our focus remains on the U.S. market, we intend to continuously explore opportunities globally and further penetrate markets outside of the United States, especially in Europe, the Middle East, Southeast Asia, and Africa. We believe that a global operation will help us diversify our revenue sources, capture the growth potential in emerging growth markets and manage risks associated with a particular market.

●	Continue to invest in our technology capabilities. We are committed to continually enhancing our technological capabilities by increasing our investment in research and development. We aim to expand our research and development team by specifically targeting top engineering talents with a background in solar energy. We believe that recruiting engineers with specialized knowledge in solar technologies will accelerate our research and development efforts, enabling us to stay ahead of industry trends and maintain a competitive edge. This focus on attracting solar energy experts will not only bolster our existing team but also infuse our projects with cutting-edge ideas and solutions, thereby contributing to our long-term success.

Customers and Sales

Demand and Production Capacity

Solar Cell Production by Technology, 2018-2027E

Source: CIC Report

Notes: TOPCon = Tunnel Oxide Passivated Contact; HJT = Heterojunction Technology; PERC = Passivated Emitter and Rear Cell; IBC = Interdigitated Back Contact

For solar cell products, TOPCon technology is poised to replace older generation technologies in the solar cell market. This shift not only involves replacing existing capacities but also coincides with a growing market demand for solar cells, thereby creating a huge demand for TOPCon cells, the type of solar cells we manufacture. According to CIC, TOPCon module productions are projected to capture a market share of approximately 30% in 2023. This share was expected to further increase to around 60% in 2024, and is estimated to reach approximately 80% by 2026. We believe that with our 4GW TOPCon cell production capacity, which is expected to increase to 6GW following completion of phase 2 of solar cell plant construction in Ethiopia, we are well-positioned to meet this substantial demand. Currently, the management is actively observing and analyzing the recent changes and development in relevant regulations and government policies and environmental conditions and evaluating the construction plan and expects to commence the construction when there is more clarity in the relevant regulations and government policies. We are in the process of negotiating long-term contracts with external customers, aligning with our production capabilities.

Customer Segmentation and Sales Strategy

For our solar cell business line, we primarily target large, standalone PV module manufacturers who lack their own solar cell production and aim to penetrate the U.S. market, known for its high margins yet complex and rapidly changing policies and regulations. The PV manufacturing industry’s nature requires these module plants to place orders well in advance, leading to a robust, stable, and highly predictable demand for solar cells. Our sales approach focuses on securing long-term contracts with a select group of solar PV manufacturers, with a view to securing continuous demand for our solar cells for the next one to two years.

For our solar module plant in Texas, U.S., we intend to target large strategic customers in the U.S. market, which offers high margins but also demands compliance with strict brand and certification standards. Our strategy in securing these customers may include, among other things, demonstrating successful project implementations, obtaining endorsements from major financial institutions, and positioning ourselves as a preferred supplier to well-established companies. Initially, we will leverage the VSUN brand to enter the U.S. market, capitalizing on VSUN’s decade of success and its strong customer base. We aim to acquire all required certifications and establish “TOYO Solar” as an independent brand in the U.S. as swiftly as possible. Once this is achieved, VSUN will focus its module capacity on emerging markets such as Europe, Southeast Asia, and South America. We plan to complete the construction for first 1GW solar module manufacturing capacity and commence commercial production at our solar module plant in Texas in the middle of 2025 and may further expand it to 6.5GW by 2029.. If demand surpasses our capacity, VSUN will stand ready to provide OEM services to fulfill additional customer needs.

Pricing Strategy

Our pricing strategy varies depending on the type of customer:

●	Utility-scaled. Strategic customers are approached through direct sales by top management, and pricing is determined based on production costs. Other utility customers are priced based on lead times.

●	Commercial and Industrial. These customers are valuable for demonstration purposes and are approached through direct sales. Prices for this segment are slightly higher compared to utility-scaled customers.

●	Residential. Sales for residential customers are generally conducted through distributors, with prices higher than those for commercial and industrial customers.

We are committed to delivering reliable and high-quality solar module products from our U.S. plant. With a local supply chain and the support of our reputable brand, we are dedicated to building long-term partnerships and meeting the evolving demands of the markets in the United States and globally. See “Item 7.B.– Related Party Transactions — Other Related Party Transactions — Sales of Solar Cells to VSUN” for specific pricing method for sales of solar cells to VSUN, our affiliate.

Existing and Future Arrangements with VSUN

●

Loan received from VSUN. For the year ended December 31, 2024, we did not borrow loans from VSUN. For the year ended December 31, 2023, we borrowed loans of approximately $93.6 million (VND 2.2 trillion) from VSUN as working capital and payment for property and equipment, respectively. Each loan is matured in one year from borrowing. The interest rate of borrowings were 9.5% before August 2023, and reduced to 8% for August 2023, and reduced to 7% since September 2023 and further reduced to 3% since March 2024. In December 2024, the interest rate of borrowings was further reduced to 2%, and was applied to borrowings of 2023. For the years ended December 31, 2024 and 2023, we accrued interest expenses of approximately $1.4 million and $3.2 million on the borrowings, respectively. For the year ended December 31, 2024, the Company reversed interest expenses of 2023 in the amount of $1,505,865 as a result of reduced interest rate of borrowings. See “Item 5. Operating And Financial Review and Prospects — Liquidity, Capital Resources and Going Concern –– Related Party Borrowing” for further details.

●	Supply of solar cells to VSUN. For the years ended December 31, 2024 and 2023, we derived revenue from sales of solar cells to VSUN in an amount of approximately $116.9 million and $61.5 million, respectively. We have entered into three framework agreements with VSUN in August and November 2023 and October 2024, respectively. Under each framework agreement, if our delivery is overdue, we will be responsible for a daily penalty as a percentage of the overdue solar cell products, up to 5% of the total value under the relevant purchase order; VSUN shall have the right to terminate the Framework Agreement if our delivery is overdue for more than 10 days or if we violate applicable laws and regulations; and the price of the purchase will be determined on an order-by-order basis. Under the framework agreement entered into in November 2023, VSUN agrees to purchase solar cells from us and make a prepayment in the amount of $15 million, to be deducted from the monthly purchase orders. We also entered into a certain long-term agreement with VSUN in November 2024 to agree to use our reasonable best efforts to fulfill purchase orders for solar cells from VSUN, pursuant to which VSUN has made an advanced deposit of $30 million for purchase orders. VSUN made the advanced deposit of $20 million in the year of 2024 and the remaining $10 million in the year of 2025, respectively. See “Item 7.B.– Related Party Transactions — Other Related Party Transactions” for further details.

●	Purchase of raw materials from VSUN’s subsidiary. For the years ended December 31, 2024 and 2023, we purchased raw materials from VSUN’s subsidiary in an amount of approximately $48.5 million and $49.6 million, which accounted for approximately 55.0% and 64.5% of our total purchase of inventories, and made approximately $nil and $24.8 million in prepayment, respectively. We do not have a long-term or framework agreement with VSUN’s subsidiary and place orders on a per-transaction basis. Based on our customary form of sales contract with VSUN’s subsidiary, in the event of payment delay, we will incur a daily penalty of 0.5% of the outstanding payment, with the cumulative penalty capping at 20% of the total contract value. If VSUN’s subsidiary delivers goods overdue, it will be liable for a daily penalty as a percentage of the overdue, up to 20% of the total value of the relevant contract. See “Item 7.B.– Related Party Transactions — Other Related Party Transactions” for further details.

●

Bank Credit Facility guaranteed by VSUN. We have entered into a three-year bank credit facility with Joint Stock Commercial Bank for Investment and Development of Vietnam (“BIDV”), under which we can draw-down up to $90 million by April 25, 2026. The interest rate was reduced to 8% since August 2023, and further reduced to 6.5% since March 2024 and to 6.3% since September 2024. As of December 31, 2023, the credit facility was collateralized by all of our property, equipment, and equity interest of $50 million owned by VSUN. VSUN no longer guaranteed the bank credit facility for the Company since December 31, 2024. As of December 31, 2024, the credit facility was collateralized by certain of the Company’s machinery and guaranteed by SinCo.

As of December 31, 2024, the Company had drawn down approximately $21.0 million from BIDV and had unused credit facility of approximately $69.0 million. See “Item 5. Operating And Financial Review and Prospects — Liquidity, Capital Resources and Going Concern –– Entry into a Bank Credit Facility” for further details.

●	Collaboration with VSUN in manufacturing and supply of solar modules. Before we obtain the requisite certifications to independently manufacture and supply solar PV modules, we intend to manufacture and supply our solar PV modules in collaboration with VSUN, leveraging the latter’s certification and brand name.

●	Non-compete arrangement with VSUN. We are in the process of negotiating a non-compete arrangement with VSUN, under which our affiliate VSUN will focus on ex-U.S. PV module markets.

Our Constructed and Pipeline Manufacturing Plants

We are committed to taking advantage of the historical opportunity of the solar industry chain formation in Southeast Asia and quickly establishing our presence in the solar cell industry chain, becoming a recognized solar cell manufacturer in Southeast Asia. In the future, we may plan to expand into the upstream and downstream sectors of the industry and transition into a global integrated top-tier solar manufacturer.

A Solar Cell Plant in Vietnam

Our factory is located in Cam Khe Industrial Park, Phu Tho Province, Vietnam, covering a land area of 84,697 square meters and a building area of 68,124 square meters. The factory houses two cell production lines, an R&D center and an office building. The location of our plant is about 3 kilometers from Phu Tho Railway Station, 60 kilometers from Noi Bai International Airport and 190 kilometers from Haiphong Port, making it very convenient for us to deliver products to customers.

This solar cell plant has commenced commercial production since the second half of 2023 and has reached its full 2GW production capacity. At the present stage, the PV supply chain in Vietnam and Southeast Asia is more mature and cheaper, so we chose to build our solar cell production base in Vietnam.

Land Lease Agreement for the Solar Cell Plant in Phu Tho Province, Vietnam

On November 8, 2022, we entered into a Sublease Contract for Land with Infrastructure (the “Land Lease Agreement”) in Cam Khe Industrial Park, Phu Tho Province, with DUC ANH Construction Joint Stock Company (“DUC ANH”), pursuant to which we lease the land with certain infrastructure on the land for the construction of the solar cell plant which, after completion, will house two cell production lines, an R&D center and an office building. The term of the lease agreement is until October 30, 2067, renewable pursuant to the approval of relevant authority of Vietnam and within the three months after the end of the lease term. The land is free of charge for the first five years and will be charged of rental fee of approximately $33,300 per annum. Upon termination of the Land Lease Agreement, our interest in relevant land will revert to DUC ANH.

A New Solar Cell Plant in Ethiopia

We established a solar cell plant at a leased facility strategically located in Hawassa, Ethiopia, taking advantage of the country’s favorable investment policies, tariff status, and ample hydropower supply. This solar cell plant represents an estimated investment of $60 million and will be financed using internal resources and pre-payments from operating activities. Our solar cell plant in Ethiopia has commenced production since April 2025 with 2GW annual capacity at its phase 1 site, and we plan to further expand the capacity to 4GW by the end of the third quarter of 2025 at a selected phase 2 site utilizing the existing infrastructure at the Phase 1 site after the installment of additional equipment and facilities. Once complete, we estimates this new facility will create up to 880 jobs, including manufacturing and engineering.

The phase 1 solar cell plant is built at a leased facility with 31,500 square meters in Hawassa and will be modified to meet the needs of a modern, automated cell production. The term of the lease is 10 years, renewable for five additional terms, each of 5 years, by the notice of TOYO. The total rent during the lease term is approximately $7.32 million, payable monthly.

We have selected a facility to build our phase 2 solar cell plant with 11,000 square meters, adjacent to the phase 1 site. We have entered into a six-month lease agreement and expect to enter into a 10-year lease agreement for this facility once we complete relevant administrative procedures with relevant local authorities. This six-month lease agreement will expire by May 2025, and we could extend its term if needed. We also entered into a four-month lease agreement to rent space for temporary use during the interim close to the phase 2 site, which will expire in July 2025, and we could extend its term if needed.

A New Module Plant in the United States

We have established a solar module plant at a leased facility located in Houston metropolitan area, Texas. We plan to complete the construction for the first 1GW capacity and commence production in the middle of 2025 at the Texas plant. This strategic move is aimed at better serving the U.S. market by positioning the manufacturing closer to customers. We believe a local presence will enable us to be more responsive to customer demand and be quicker to adjust to production and delivery schedules. This proximity to the market can enhance relationships with customers and provide a competitive edge in terms of lead times and shipping costs.

Solar Texas LLC has completed the phase 1 construction of a solar module plant in Texas with 567,140 square feet located in the Houston metropolitan area, Texas. The lease term for this facility is from April 1, 2024 to August 31, 2034. The total rent during the lease term is approximately $46.68 million payable monthly.

Potential Expansion Plans

We are committed to becoming a reliable integrated service solar solutions provider in the United States and globally, integrating the upstream production of wafer, midstream production of solar cell, downstream production of PV modules, and potentially other stages of the solar power supply chain.

We aim to achieve greater efficiency, quality control, and cost savings. The wafer slicing plant will play a vital role in supporting our global operations and enhancing our competitive position in the market. The timing and venue of this plant’s development will also depend on market conditions and the company’s strategic objectives.

Currently, these expansion plans are pending as the management is actively observing and analyzing the recent changes and development in relevant regulations and government policies and environmental conditions and evaluating the construction plan, as well as construction costs and customer demands, and expects to commence the construction when there is more clarity in the relevant regulations and government policies.

Manufacturing

Automatic Guided Vehicle

Our Vietnam cell plant incorporates state-of-the-art, computer-controlled and wheel-based AGVs.

Typical AGVs Used in Our Solar Cell Production

AGVs utilize navigation and sensor technology to travel between locations and offer the following key benefits:

●	Increased Productivity. AGVs are able to operate 24/7 and in conditions that humans cannot effectively work, which ultimately increases productivity.

●	Enhanced Consistency and Reliability. AGVs are consistent in their function and have relatively consistent costs, compared to manual labor, and are affordable to maintain.

●	Increased Facility Maintenance. AGVs offer advantages such as reduced wear and tear on factory floors due to their optimized travel paths. Their electric operation also supports a cleaner and more sustainable manufacturing environment.

●	Increased Flexibility. AGVs provide operational flexibility, easily integrating into existing systems and adapting to new production layouts or routes as needed. This adaptability is vital for meeting the evolving demands of a fast-paced industry like solar cell manufacturing.

●	Reduced Utility Costs. We expect that adding AGVs to our workforce will reduce our utility costs, because AGVs can operate in temperatures higher or lower than humans find comfortable and in low-light environments.

●	Increased Workplace Safety. Using AGVs increases workplace safety as AGVs operate in a controlled manner, reducing human errors and the risk of accidents. Our AGVs are also equipped with advanced safety features like collision avoidance systems. Increasing workplace safety lowers a number of costs including insurance rates, and time lost due to industry or structural repair.

By incorporating AGVs into our cell plant, we expect our production to require significantly less human labor as compared to traditional plants with a similar production capacity.

TOPCon Technology

Our plant has adopted the latest Tunnel Oxide Passivated Contact (TOPCon) solar cell technology. Compared to the widely-adopted Passivated Emitter and Rear Contact (PERC) solar cells, TOPCon solar cells are expected to provide improvements to conversion efficiency, temperature coefficient, and bifacial performance, as evidenced by data and research results published by key industry players.

●	Higher Conversion Efficiency. In 2022, Jinko Solar reported 26.4% efficiency for its high-efficiency N-type TOPCon monocrystalline silicon cell, while Trina Solar reported only 24.5% efficiency for its 210 mm P-type PERC solar cell.

●	Superior Temperature Coefficient. TOPCon cells have demonstrated superior temperature coefficients, enabling excellent power generation even at high temperatures. For example, the Tiger Neo N-Type TOPCon module exhibits a temperature coefficient of -0.30% per °C, surpassing the typical P-Type modules.

●	Improved Bifacial Performance. TOPCon technology improves the bifacial factor, which indicates the module’s ability to generate electricity from both the front and rear sides. For example, the Tiger Neo N-Type TOPCon module demonstrates an increased bifacial factor of 85% compared to the original PERC module’s 70%, resulting in a power gain of approximately 2.03%.

TOPCon merely adds an extra layer of processes to already existing and well-mature PERC manufacturing processes and production lines. This compatibility means that TOPCon solar cells can be upgraded from existing PERC production lines with a small increase in cost.

The key difference between TOPCon solar cells and PERC solar cells lies in the inclusion of an ultra-thin tunnel oxide layer and a phosphorous-doped polycrystalline silicon layer in TOPCon cells, which enhance efficiency by reducing recombination. Despite the advantages over PERC solar cells, TOPCon is beset by its own challenges, such as cost and silver (Ag) consumption. TOPCon solar cells require a larger amount of silver for production compared to PERC solar cells, potentially leading to higher manufacturing costs. However, ongoing developments aim to reduce the required amount of silver while maintaining or improving efficiencies, which could reduce production costs in the future.

While TOPCon technology currently represents a small portion of the PV market, it represents solar cell technology’s fastest-growing frontier. Since 2019, manufacturers have begun reserving spaces in new production lines for upgrading into TOPCon. This has given TOPCon the prospects of fast industrialization. Major manufacturers and major market movers like Trina Solar, Canadian Solar, LONGi and Jinko are now embracing TOPCon and scaling their production lines.

Process of Production

The above illustrative diagram presents our standard production process of TOPCon solar cells, which include the following key steps:

●	Chemical Texturing. The wafer surface is chemically-textured using potassium hydroxide (KOH) to remove saw damage from the cutting process of the c-Si wafer.

●	Emitter Formation. The diffusion method is used to form the emitter on the front side of the cell using boron tribromide (BBr3) gas. The backside emitter is then removed using a nitric acid and hydrofluoric acid (HF/HNO3) solution, and an ultra-thin oxide layer is created through wet chemical dipping.

●	N+ Poly-Si Layer Growth. A phosphorous-doped amorphous silicon (n-a-Si:H) layer is grown through plasma-enhanced chemical vapor deposition (PECVD) to create the n+ Poly-Si layer. This layer is then transformed into the n+ Poly-Si layer through annealing at 900ºC.

●	Passivation and Coating. The solar cell undergoes further cleaning, and passivation and coating layers are applied using PECVD.

●	Metallization. The Ag/Al contacts are applied through screen printing, and metallization is achieved using a quick-firing method with a maximum temperature of 760ºC.

Raw Materials

Our procurement of raw materials for N-type TOPCon solar cell production is carefully executed to ensure quality and compliance with strict U.S. importing policies. We procure both polysilicon and silicon wafers from third-party suppliers. In obtaining polysilicon, we only partner with suppliers that are pre-approved by the United States and comply with the necessary standards and regulations. To strengthen our supply chain and gain greater control over the production process, we are assessing the timing and venue to establish our own wafer slicing plant. See “Item 4. Information on The Company – B. Business — Our Constructed and Pipeline Manufacturing Plants” above for more details regarding our construction plan. We believe having a proprietary wafer slicing plant will enable us to produce our own silicon wafers, reducing dependence on external suppliers and ensuring quality.

By focusing on quality raw materials, establishing in-house production capabilities, and strategically locating manufacturing facilities, we aim to optimize our operations and provide high-quality solar cells and modules to customers in Southeast Asia and the U.S. market.

Research and Development

We are implementing a two-fold research and development (“R&D”) strategy to ensure that we apply the latest technologies to production in the shortest time and strengthen our ability to innovate.

●	Cooperative R&D with equipment manufacturers. We closely monitor technical developments of the photovoltaic industry. Equipment manufacturers are playing a crucial role in applying cutting-edge technologies from laboratories to new generation production equipment and achieve mass production. We maintain close communication with major equipment manufacturers through which we aim to keep up with the latest technology, provide feedback and improvement suggestions to issues identified during the production process, which we believe would enhance the efficiency of our production. We also propose improvement plans to equipment suppliers for problems found in the production process. Through continuous communication with equipment manufacturers, we keep iterating current equipment to lower costs and increasing production efficiency.

●	Independent R&D to boost innovation. We are aiming to independently research innovative technologies such as HJT and IBC (both as defined below) and establish our own intellectual property rights. We strive to transform intellectual property rights into commercial results ahead of competitors and apply them to next-generation production equipment.

Intellectual Property

We rely on the production know-how, instead of patent protection, in maintaining our competitive position. As of the date of this annual report, we are in the process of applying for two patents in Vietnam and preparing applications for another three patents. In the future, we may seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in the relevant jurisdictions in a timely manner or at all. Furthermore, as of the date of this annual report, we have not entered into a contractual arrangement with employees regarding trade secret protections to protect our proprietary rights. As we execute our business strategies in expanding our international operations, effective intellectual property, copyright, trademark, and trade secret protection may be unavailable or limited in foreign countries. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries own large numbers of patents, copyrights, and trademarks and frequently threaten litigation, or file suit based on allegations of infringement or other violations of intellectual property rights. We have been, and may from time to time in the future, be subject to other allegations that we have infringed the intellectual property rights of third parties. For example, please references to our Current Report on Form 6-K filed with the SEC on December 20, 2024. See “Item 3. Key Information – C. Risk Factors — Risks Related to TOYO’s Business and Industry — Our lack of sufficient patent protection may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.”

The solar energy and renewable energy sectors are highly competitive and continually evolving as participants in these sectors strive to distinguish themselves within their markets and compete with the larger electric power industry. We are primarily focused on the U.S. market, which is not only one of the largest solar PV markets in the world but is also expected to continue to grow and relies significantly on imports from overseas and increasingly from Southeast Asia. Our primary sources of competition are solar cell manufacturers in Southeast Asia, including Trina Solar Co., Ltd, Canadian Solar Inc., Jinko Solar, Adani Green Energy Ltd and Waaree Energies Ltd, as well as solar PV module manufactures. See “Item 4. Information on The Company — B. Business Market Opportunities — Competitive Landscape” for additional information.

We also expect to compete with future entrants into the PV solar industry and existing market participants that offer new or differentiated technological solutions.

Employees

We had 528, 814 and 8 full-time employees as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively. Almost all full-time employees as of December 31, 2024 are located in Vietnam. The following table sets forth the number of our employees categorized by function as of December 31, 2024:

	Number	% of Total Employees
Function:
Manufacturing	332	62.9
Technology and development	98	18.6
Operation	42	8.0
Purchasing, warehousing and logistics	37	7.0
General and administration	14	2.7
Sales	5	0.8
Total Number of Employees	528	100

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and comprehensive training programs that encourage talent development. None of our employees are subject to a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.

Facilities

Our corporate headquarter is located in Shinagawa-ku, Tokyo, Japan. In addition, we leased approximately 134,213 square meters of space under operating leases for the construction of our solar cell plant in Phu Tho Province, Vietnam, and the lease term is until October 30, 2067. We lease all of our facilities and do not own any real property. We leased approximately 31,500 square meters of space for phase 1 our solar cell plant in Hawassa, Ethiopia, and the lease term is until October 6, 2034. We have selected a facility to build our phase 2 solar cell plant with 11,000 square meters, adjacent to the phase 1 site. We have entered into a short-term lease agreement and expect to enter into a 10-year lease agreement for this facility once we complete relevant administrative procedures. We also leased approximately 567,140 square feet of space for our solar module production in the Houston metropolitan area, Texas, and the lease term is until to August 31, 2034. We expect to add facilities as we grow our employee base and expand geographically. We believe that our facilities are sufficient to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations. See “Item 4. Information on The Company — Our Constructed and Pipeline Manufacturing Plants” above for more information regarding our existing cell plant.

Legal Proceedings

We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. From time to time, we have been, and may become involved in litigation or other legal proceedings. For example, please references to our Current Report on Form 6-K filed with the SEC on December 20, 2024. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Regulatory, Environmental, Health and Safety Matters

We are currently or, in the future, may be subject to various federal, state, local, and international laws and regulations, as well as oversight and regulation in accordance with national and local ordinances relating to building codes, safety, and other matters. The impact of these laws and requirements may increase our overall costs and may delay, prevent, or increase the cost of manufacturing in solar energy market. As we are preparing ourselves for the manufacturing of solar PV modules for sales in the United States, we may also be subject to the application of U.S. trade laws and trade laws of other countries. Such tariffs and policies, or any other U.S. or global trade remedies or other trade barriers that apply to us given our global operations, may directly or indirectly affect our business, financial condition, and results of operations. In addition, as a company incorporated in Vietnam and having production facilities located in Vietnam, our businesses would also be exposed to the legal, political, and economic risks of an emerging market and a single-party political system. For more details, see “Item 3. Key Information – C. Risk Factors —  Risks Related to Doing Business in Vietnam.”

We are also subject to the application of various anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities, and others (for example, the U.S. Foreign Corrupt Practices Act) that extend their application to activities outside their country of origin. While our focus remains on the U.S. market, we intend to continuously explore opportunities globally and further penetrate markets outside of the United States, especially in Europe, the Middle East, Southeast Asia, and Africa. If we do expand our operations into these regions, we may compete against companies for contracts in these regions, where norms can differ from U.S. standards, and not all competitors are subject to compliance with the same anti-bribery laws. For more details, see “Item 3. Key Information – C. Risk Factors — Risks Related to Regulations Applicable to TOYO — We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our brand and reputation and our business, financial condition, results of operations, cash flows and prospects.”

In addition, we are currently or, in the future may be, subject to various federal, state, local, and international laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water; the use, management, and disposal of hazardous materials and wastes; occupational health and safety; and the cleanup of contaminated sites. Our operations include the use, handling, storage, transportation, generation, and disposal of hazardous materials and wastes. Therefore, we could incur substantial costs, including cleanup costs, fines, and civil or criminal sanctions and costs arising from third-party property damage or personal injury claims as a result of violations of, or liabilities under, environmental and occupational health and safety laws and regulations or non-compliance with environmental permits required for our operations. We believe we are currently in substantial compliance with applicable environmental and occupational health and safety requirements and do not expect to incur material expenditures for environmental and occupational health and safety controls in the foreseeable future. However, future developments such as the implementation of new, more stringent laws and regulations, more aggressive enforcement policies, or the discovery of unknown environmental conditions may require expenditures that could have a material adverse effect on our business, financial condition, or results of operations. For more details, see “Item 3. Key Information – C. Risk Factors — Risks Related to Regulations Applicable to TOYO — We are subject to various environmental, health and safety laws and regulations that could impose substantial costs on us and cause delays in expanding our production facilities.”

From time to time, we may also be subject to government policies or laws intended to protect human rights. For example, in late 2021 the U.S. President signed the Uyghur Forced Labor Prevention Act, which bans the import of goods from China’s Xinjiang region into the United States due to concerns about forced labor practices in the region, which provides approximately half of the world’s polysilicon supply. While we do not have operations in China and only partner with suppliers that are pre-approved by the United States and comply with the necessary standards and regulations, which mitigates the potential supply chain disruptions and human rights risks associated with such import ban, the implementation of similar restrictions or trade embargoes on the purchase of certain materials or equipment necessary to sustain our manufacturing operations may require expenditures and process changes to ensure our supply chain remains free of such materials, which could have a material adverse effect on our business, financial condition, or results of operations. We are committed to protecting human rights, enforcing fair labor practices, and addressing the potential risks of forced labor across our own operations and the operations of our suppliers.

C.	Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D.	Property, Plants and Equipment

See “Item 4. Information on the Company – A. History and Development of the Company.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.

A. Operation Results

Overview

Our mission is to power the world with green and clean energy.

We are an early-stage company incorporated in November 2022 to separate the solar cell and module production businesses from VSUN, a majority-owned subsidiary of Fuji Solar and our affiliate. We are committed to becoming a reliable integrated service solar solutions provider in the United States and globally, integrating the upstream production of wafer and silicon, midstream production of solar cell, downstream production of photovoltaic (PV) modules, and potentially other stages of the solar power supply chain.

Recent Development

On July 1, 2024, we, TOYO Co., Ltd, a Cayman Islands exempted company (“TOYO” or the “Company”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated as of August 10, 2023 (as amended on December 6, 2023, February 6, 2024 and February 29, 2024, the “Business Combination Agreement”), by and among (i) the Company, (ii) Blue World Acquisition Corporation, a Cayman Islands exempted company (“BWAQ”), (iii) Vietnam Sunergy Cell Company Limited, a Vietnamese company and wholly-owned subsidiary of TOYO (“TOYO Solar”), (iv) TOYOone Limited, a Cayman Islands exempted company and wholly-owned subsidiary of TOYO (“Merger Sub”), (v) TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo,” together with TOYO, Merger Sub and TOYO Solar, the “Group Companies,” or each individually, a “Group Company”), (vi) VSUN, (vii) Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), (viii) WA Global Corporation, a Cayman Islands exempted company (“WAG”), (ix) Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and (x) BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo”).

Pursuant to the Business Combination Agreement, (a) the Group Companies, VSUN, Fuji Solar, WAG, Belta and BestToYo shall consummate a series of transactions involving the Group Companies, including (A) TOYO acquiring one hundred percent (100%) of the issued and paid-up share capital of SinCo from Fuji Solar at an aggregate consideration of SGD1.00 (such transaction, the “Share Exchange”), and (B) SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of TOYO Solar from VSUN at an aggregate consideration of no less than $50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of TOYO, (ii) TOYO Solar shall become a wholly-owned subsidiary of SinCo; and (iii) immediately prior to the closing of the SinCo Acquisition, WAG, Belta and BestToYo (collectively, the “Sellers”) shall hold an aggregate of 41,000,000 ordinary shares, at par value of $0.0001 per share (“Ordinary Shares”), representing all issued and outstanding share capital of TOYO, and (b) following the consummation of the Pre-Merger Reorganization, BWAQ shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of the Company, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws. The Merger, the Pre-Merger Reorganization and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant Transaction Documents (as defined in the Business Combination Agreement) are collectively referred to as “Business Combination.”

On February 23, 2024, the Company issued 41,000,000 Ordinary Shares to the Sellers on a pro rata basis. Among the 41,000,000 ordinary shares, an aggregate of 13,000,000 Ordinary Shares (“Earnout Shares”) were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination and will be released from the escrow account and delivered to the Sellers as following:

a.	Following the closing of Business Combination, if the net profit of TOYO for the fiscal year ending December 31, 2024 as shown on the audited financial statements of TOYO for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than $41,000,000, the 13,000,000 Ordinary Shares shall immediately become vested in full and be released from the escrow account to the Sellers, pro rata; and

b.	If the 2024 Audited Net Profit is less than $41,000,000, then (X) the portion of the Ordinary Shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) $41,000,000, multiplied by (ii) 13,000,000 Ordinary Shares, rounded up to the nearest whole number, shall become immediately vested and be released from the escrow account to the existing shareholders, pro rata, and (Y) the remaining portion of the 13,000,000 Ordinary Shares shall be surrendered or otherwise delivered by the Sellers to TOYO, pro rata, for no consideration or nominal consideration and cancelled by TOYO.

Such 2024 Audited Net Profit does not consider any accounting adjustments caused by the changes in the fair value of 13,000,000 shares of Earnout Shares during the year ended December 31, 2024. The 13,000,000 Ordinary Shares are determined as contingent consideration in connection with the reverse recapitalization. The number of ordinary shares released from the 13,000,000 Ordinary Shares depends on the ratio of actual 2024 audited net profit to the benchmark amount of $41 million, which precluded from the equity classification under ASC 815. The contingent consideration is classified as a liability, with subsequent changes in fair value charged to the consolidated statements of operations and comprehensive income.

The Business Combination was consummated on July 1, 2024. The Business Combination was approved at the extraordinary general meeting of BWAQ’s shareholders held on May 28, 2024 (the “Extraordinary General Meeting”). BWAQ’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, TOYO Solar became a wholly-owned subsidiary of the Company, and BWAQ merged with and into Merger Sub with Merger Sub continuing as the surviving company and a wholly owned subsidiary of the Company. On July 2, 2024, the Ordinary Shares of TOYO commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbol “TOYO.”

Warrants

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

Earnout Equities Vesting Agreement

On June 29, 2024, in consideration of the development and efforts by the relevant parties in completing the Business Combination, TOYO, the Sellers, BWAQ, the sponsor of BWAQ (the “Sponsor”), TOYO Solar and other relevant parties entered into a certain Earnout Equities Vesting Agreement (the “Earnout Equities Vesting Agreement”) to, among the others, release all the founder shares of BWAQ (“Founder Shares”) held by the Sponsor from being subject to potential surrender or cancellation as provided under the Sponsor Support Agreement, which was entered into among the Sponsor, BWAQ and TOYO on August 10, 2023 BWAQ. Pursuant to the Earnout Equities Vesting Agreement, the parties agree that 1,380,000 Founder Shares are deemed vested and released from the Sponsor Earnout Equities (as defined in the Sponsor Support Agreement) and the Sponsor will have the right to covert such 1,380,000 Founder Shares into the right to receive Ordinary Shares at the closing of the Business Combination. The Sponsor is also relieved of any of its obligations with respect to either the subscription of additional BWAQ Class A Ordinary Shares or the surrender of additional Sponsor Earnout Equities under the Sponsor Support Agreement. On July 1, 2024, such 1,380,000 Founder Shares were converted into 1,380,000 Ordinary Shares upon the consummation of the Business Combination.

PIPE Purchase Agreement

On March 6, 2024, the Company entered into the PIPE Purchase Agreement (as amended on June 26, 2024, the “PIPE Purchase Agreement”), with BWAQ and NOTAM Co., Ltd., a Japanese corporation (“NOTAM”). Pursuant to the PIPE Purchase Agreement, NOTAM purchased a total of 600,000 BWAQ Class A Ordinary Share (the “NOTAM PIPE Shares”), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000. The PIPE Purchase Agreement also provides that the Company agrees to issue additional Ordinary Shares to NOTAM after the consummation of the Business Combination, on the following terms and conditions:

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

Number of Third NOTAM Tranche Additional Shares = (6,000,000/ Third Tranche Average Closing Price - 600,000 - First NOTAM Tranche Additional Shares — Second NOTAM Tranche Additional Shares) x Share Held Ratio Z

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

On July 1, 2024, the Company issued 600,000 Ordinary Shares to NOTAM in exchange for the 600,000 NOTAM PIPE Shares. The NOTAM PIPE Shares were embedded features which are clearly and closely related to ordinary shares issued to the shareholders of the Company upon closing of the Business Combination. The NOTAM PIPE Shares were accounted for as an equity. On August 9, 2024, upon the receipt of the notice of purchase from NOTAM dated August 5, 2024, the Company issued additionally 500,000 Ordinary Shares to NOTAM pursuant to the PIPE Purchase Agreement.

Key Factors Affecting Our Results of Operations

We believe that our performance and future success will depend on several factors, including those key factors discussed below.

Our ability to retain VSUN as customer for our solar cells and obtain new customers

We expect to fully utilize our production capacity at our cell plants in Vietnam with achieved 2GW production capacity and in Ethiopia with 2GW production capacity and expected 4GW production capacity in total by the end of third quarter of 2025, as well as collaborations with some OEMs to fulfill additional orders. Our ability to retain VSUN as a solar cell customer and to obtain new solar cell customers will affect our short-term profitability and financial prospects. As of December 31, 2024, we have signed supply contracts with 45 third-party customers, and are in active negotiation with several potential customers to supply our solar cells. For the year months ended December 31, 2024 and 2023, we derived 66% and 99% of our revenue from VSUN, respectively. Loss of business from VSUN or other future major customers could reduce our revenues and significantly harm our business.

Our ability to acquire new customers for our solar PV module products

We expect that our mid-term revenue generation will primarily depend on our ability to capture the solar PV module market in the United States. Specifically, it depends on our ability to acquire new customers for our solar PV module products, both through leveraging our relationship and collaboration with VSUN, who has existing presence and market recognition in the United States, and through independent marketing efforts.

Our ability to control material, transportation and manufacturing costs

We expect that our profitability will significantly depend on our ability to control costs of sales, mainly comprised of cost of product sold, which is affected by fluctuations in prices of raw materials, including but not limited to polysilicon, silicon wafers, labor costs and costs associated with the transportation of raw materials. As we expand our production outside of Vietnam with a new cell plant in Ethiopia and a new solar module plant in Texas, U.S., we will also incur significant capital expenditure to fund the expansion of our sales and manufacturing facilities, including the construction of new solar module plants.

Our ability to extend our production capacity and integrate additional stages of the solar product supply chain

Our ability to become a reliable supplier of solar cell and module products at a competitive price will depend on our ability to extend our production capacity and achieve vertical integration. Specifically, we may plan to integrate the upstream production of wafer, midstream production of solar cell, and downstream production of PV modules. To that end, we have strategically selected a solar cell plant located in Hawassa, Ethiopia, which has commence production since April 2025 with 2GW production capacity and plan to expand the capacity to 4GW by the end of the third quarter of 2025 and have leased a facility located in Texas to accommodate our solar module production with an expected annual capacity of 6.5GW by 2029. We are assessing the timing and venues to further expand the annual capacity of our cell plant in the future and establish a solar cell plant and a wafer slicing plant at a selected location, and whether we are successful in our future endeavor in constructing these plants will affect our ability to extend our production capacity. Additionally, executing capacity expansion also depends on our ability to secure necessary approvals, permits and adequate funding.

Our ability to price solar cell products competitively, which depends primarily on our ability to enhance conversion efficiency of solar cells

The price of our solar cells, which are our main products in the near-term, is determined by their electricity generation capacity, measured in watts. Our ability to offer competitive prices is dependent on our ability to optimize the conversion efficiency of our solar cells, utilizing effective manufacturing technologies. We are dedicated to ongoing research and development efforts to boost conversion efficiency while reducing production costs. We aim to expand our research and development team by specifically targeting top engineering talents with a background in solar energy.

Current supply-demand disparity in the United States and regulatory environment

Our ability to profit also depends on the market in United States as well as the regulatory environment for the solar industry. The U.S. market is a significant focus for us as it is one of the largest solar PV markets globally and continues to grow, and local suppliers in the United States only account for approximately 15% of the total solar module demand in 2022, according to CIC, indicating a significant supply-demand disparity. Our business and operations will also be affected by regulatory initiatives in the United States and elsewhere. For example, the U.S. Customs and Border Protection has banned the import of any products related to Xinjiang Uygur Autonomous Region of China in terms of UFLPA and a number of Chinese PV manufacturers have been included in the ban list. As a result of this regulatory development, manufacturers from Southeast Asia, particularly Malaysia, Vietnam, and Thailand, have emerged as the primary sources of PV panel and cell imports for the United States.

Impact of Macroeconomic Factors

Recently, the conflict between Russia and Ukraine have caused supply chain disruptions and challenges for many companies. For example, following the launch of a military action in Ukraine by Russia, commodity prices, including the price of oil, gas, nickel, copper and aluminum, increased. Such impacts may also be exacerbated by recent developments in the Israel-Hamas conflict. Our result of operations have not been materially impacted by the Russia-Ukraine conflict or the Israel-Hamas conflict for a number of reasons: (i) we utilize AGVs in our solar cell plant, which have reduced our reliance on manpower and the risk of production stoppages and delay; (ii) we recruit employees for our Vietnam solar cell plant primarily from Vietnam, minimizing the impact of global supply chain, if any, on our labor supply; and (iii) in obtaining polysilicon, a kind of raw materials for our solar cells, we only partner with suppliers that are pre-approved by the United States and comply with the necessary standards and regulations.

Components of Operating Results

Revenues

We commenced operations from the year of 2023. We generated revenues from sales of solar cells and provision of facilitation services.

Sales of solar cells. We commenced sales of solar cells to customers in October 2023. We recognize revenue generated from sales of solar cells at a point in time following the transfer of control of the solar cells to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The contracts with customers may contain provisions that require us to make liquidated damage payments to the customer if we fail to ship or deliver solar cells before scheduled dates. We recognize these liquidated damages as a reduction of revenue. For the years ended December 31, 2024 and 2023, we did not incur such liquidation damages.

Provision of facilitation services. We commenced provision of facilitation services for customer’ solar cell products in the second half of 2024. We are an agent in facilitation services, as we did not bear inventory risks or determine the product selling price in provision of services. The transaction price is fixed in the agreements by multiplying fixed commission rate and the quantity of customer’ solar cell products sold. We recognize revenue from facilitation services for the customers’ solar cells products at a point when the end customers accepts the agreed solar cell products and the customers collect the fees from end customers.

For the years ended December 31, 2024 and 2023, the revenues were comprised of the following:

	For the Year Ended December 31,
	2024	2023
Revenues from related parties:
Sales of solar cells	$123,797,048	$61,504,724
Provision of facilitation services	3,474,214	—
	127,271,262	61,504,724
Revenues from third parties:
Sales of solar cells	49,685,866	872,666
	49,685,866	872,666
	$176,957,128	$62,377,390

Cost of revenues

Cost of revenues primarily consist of cost of materials, employee salary and welfare expenses, and overheads which were attributable to the solar cells sold in the relevant periods.

Selling and marketing expenses

Selling and marketing expenses primarily consist of freight and handling expenses, distribution commission expenses, entertainment expenses, and employee salary and welfare expenses.

General and administrative expenses

General and administrative expenses primarily consist of employee salary and welfare expenses, amortization of usage of infrastructure expenses and other expenses related to administrative functions. Over the next several years, we anticipate an increase in our general and administrative expenses. This is primarily due to the expansion of our workforce as our new solar cell plant commences operation. Additionally, we expect to incur higher costs related to accounting, auditing, legal, regulatory compliance, director and officer insurance, as well as investor relations, public relations, and other expenses associated with being a publicly traded company.

Interest expenses, net

Interest expenses, net consists of interest expenses incurred on borrowings from banks and related parties, partially offset by interest income generated on bank deposits.

Income Tax Expenses

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Singapore

SinCo and TOYO Singapore are subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

China

TOYO China is subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Vietnam

TOYO Solar is subject to Vietnam Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant Vietnam income tax laws. The Vietnam’s statutory, Enterprise Income Tax (“EIT”) rate is 20%.

Qualified as a High and New Technology Enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the first two years since the year ended December 31, 2023 when Company generated taxable income through year 2024. The Company is entitled to a preferential income tax rate of 10% for four years ended December 31, 2025 through 2028.

USA

For the U.S. jurisdiction, TOYO USA Holding, TOYO America, TOYO Solar LLC and TOYO Texas are subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

Ethiopia

TOYO Ethiopia is subject to corporate income tax for its business operation in Ethiopia. Tax on corporate income is imposed at a flat rate of 30%. Qualified as a High and New Technology Enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the year ended December 31, 2024.

Results of Operations

The following table sets forth a summary of our results of operations for the years ended December 31, 2024 and 2023 and for the period from its inception on November 8, 2022 through December 31, in dollar amounts. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,		For the Period from its inception on November 8, 2022 through December 31,
	2024	2023	2022
Revenues from related parties	$127,271,262	$61,504,724	$—
Revenues from third parties	49,685,866	872,666	—
Revenues	176,957,128	62,377,390	—

Cost of revenues – related parties	(95,904,220)	(35,923,151)	—
Cost of revenues – third parties	(59,154,996)	(9,823,709)	—
Cost of revenues	(155,059,216)	(45,740,860)	—
Gross profit	21,897,912	16,636,530	—

Operating expenses
Selling and marketing expenses	(1,625,724)	(17,573)	—
General and administrative expenses	(11,412,152)	(4,632,009)	(187,422)
Total operating expenses	(13,037,876)	(4,649,582)	(187,422)

Income (loss) from operations	8,860,036	11,986,948	(187,422)

Other income (expenses)
Interest (expenses) income, net	(3,264,646)	(3,261,459)	583
Other income, net	586,167	1,163,666	—
Changes in fair value of contingent consideration payable	35,100,000	—	—
Total other income (expenses), net	32,421,521	(2,097,793)	583

Income (loss) before income taxes	41,281,557	9,889,155	(186,839)

Income tax expenses	(781,238)	—	—
Net income (loss)	$40,500,319	$9,889,155	$(186,839)

For the years ended December 31, 2024 and 2023

Revenues. We commenced commercial production and sales since the second half of 2023, coinciding with the introduction of our brand “TOYO Solar” to the market. Our revenues increased by approximately $114.6 million, or 184% from approximately $62.4 million for the year ended December 31, 2023 to approximately $177.0 million in the year ended December 31, 2024. The increase was primarily because we completed the pilot production phase in the second half of 2024, we witnessed an increase in sales orders from both related party customers and third party customers.

Cost of revenues. The cost of revenues increased by approximately $109.3 million, or 239% from approximately $45.7 million for the year ended December 31, 2023 to approximately $155.1 million for the year ended December 31, 2024. The increase in cost of revenues was in line with the increase in sales of solar cells. However the increase rate of cost of revenues is higher than the increase rate of revenues, which was primarily caused by an increase in sales to non-US end customers with lower average selling prices. In addition, we provided inventory write-down of approximately $2.5 million in the cost of revenues for the year of 2024, which also contributed to a higher increase rate in cost of revenues.

Gross profit. As a result of the foregoing, we recorded a gross profit of approximately $21.9 million and $16.6 million for the years ended December 31, 2024 and 2023, respectively. The decrease in gross profit margin was related to the customer adjustments made in the second half of 2024 to mitigate risk from AD/CVD to non-US end customers with lower average selling prices, as well as the impact of reduced capacity utilization in Vietnam in the period of market adjustment.

Selling and marketing expenses. As compared with the selling and marketing expenses for the year ended December 31, 2023, the selling and marketing expenses for the year ended December 31, 2024 increased by approximately $1.6 million. The increase was primarily due to an increase of approximately $1.2 million in freight and handling expenses and an increase of approximately $0.2 million in sales commissions.

General and administrative expenses. Our general and administrative expenses increased from approximately $4.6 million for the year ended December 31, 2023 to approximately $11.4 million for the year ended December 31, 2024. The increase was primarily attributable to an increase of payroll and welfare expenses of approximately $3.3 million because we hired more administrative staff to support our increasing business, an increase of audit and consulting expenses of approximately $1.9 million which was incurred for our business combined with BWAQ, an increase of approximately $0.6 million in rental expenses because we leased land and plants for our USA subsidiaries and Ethiopia subsidiaries, an increase of approximately $0.9 million in depreciation and amortization expenses because our plant and machinery were put into production in the second half of 2023, and expense of offering cost allocated to contingent consideration payable.

Changes in fair value of contingent consideration payable. The 13,000,000 Earnout Shares are determined as contingent consideration in connection with the reverse recapitalization. The number of ordinary shares released from the 13,000,000 Ordinary Shares depends on the ratio of actual 2024 audited net profit to the benchmark amount of $41 million, which precluded from the equity classification under ASC 815. The contingent consideration was initially recognized as a liability on July 1, 2024, with subsequent changes in fair value charged to the consolidated statements of operations and comprehensive income. We engaged a professional valuation team to perform assessment on the fair value of contingent consideration payable on July 1, 2024 and December 31, 2024, respectively. The changes of approximately $35.1 million in fair value between December 31, 2024 and July 1, 2024 was charged to the account of “Changes in fair value of contingent consideration payable”.

Income tax expenses. We incurred income tax expenses of approximately $0.8 million for the year ended December 31, 2024 as we generated taxable income in certain subsidiaries. For the year ended December 31, 2023, we did not incur income tax expenses because our profit-generating subsidiary is entitled to a preferential tax rate of zero.

Net income. As a result of the foregoing, we reported a net income of approximately $40.5 million and $9.9 million for the years ended December 31, 2024 and 2023, respectively.

For the years ended December 31, 2023 and for the period since its inception on November 8, 2022 through December 31, 2022

Revenue. We recorded revenue of approximately $62.4 million for the year ended December 31, 2023, primarily generated from sales of solar cells. Of this amount, revenues generated from related parties amounted to $61.5 million and revenues generated from other third-party customers amounted to $0.9 million. During the year ended December 31, 2023, we achieved the completion of phase 1 construction for a cell plant in Vietnam, which has achieved its full 2GW annual capacity. The commercial production and sales only commenced from the second half of 2023, coinciding with the introduction of our brand “TOYO Solar” to the market. We were in pilot production phase while most of our third-party customers were in the trial purchase stage, so the revenue generated from them accounted for a relatively small proportion. We anticipate a significant uptick in revenue from third-party customers once we successfully navigate and complete the pilot production phase. Our revenue growth is dependent on (i) our ability to maintain and expand our market share, (ii) total market growth and (iii) our ability to develop and introduce new products driving performance enhancements and cost efficiencies throughout the solar power plant.

Cost of Revenues. We incurred cost of revenue of approximately $45.7 million for the year ended December 31, 2023, primarily attributable to the sales of solar cells. Of this amount, cost of revenue from related parties amounted to $45.7 million and cost of revenue from other third-party customers amounted to $9.8 million. Cost of revenue consists primarily of purchased material components, shipping and other logistics costs, applicable tariffs, standard product warranty costs and direct labor cost. Silicon prices, transportation costs and labor costs all impact our cost of sales in countries where our suppliers conduct manufacturing activities. Our ability to reduce our cost of revenues depends on our cooperation with raw material suppliers to reduce silicon prices, as well as with our machinery suppliers to drive more cost-effective production processes. Most of our cost of sales are directly affected by sales volume. Direct labor costs represent expenses of personnel directly related to project execution such as supply chain, logistics, quality, tooling, operations and customer satisfaction.

Gross Profit As a result of the foregoing, we recorded a gross profit of approximately $16.6 million for the year ended December 31, 2023. Gross profit is primarily affected by our revenue and cost of revenues.

Selling and Marketing Expenses We incurred selling and marketing expenses of approximately $0.02 million for the year ended December 31, 2023, primarily attributable to the sales of solar cells. As we commenced commercial operations in the second half of 2023, we incurred selling and marketing expenses, including advertising and promotion expenses and sales staff compensation expenses, which represent 0.4% of total operating expense in 2023. In order to expand our customers to increase our revenues, we expect sales and marketing expense to increase in the future.

General and Administrative Expenses. The general and administrative expenses for the year ended December 31, 2023 were approximately $4.6 million, which was primarily consisted of employee salary and welfare expenses, amortization of usage of infrastructure expenses and other expenses related to administrative functions. Our general and administrative expenses accounted for 99.6% of total operating expenses. We have expanded our management organization and expect to continue growing our management headcount to support our planned growth. After the consummation of the Business Combination, we expect to incur on an ongoing basis certain new costs related to the requirements of being a publicly-traded company, including insurance, accounting, tax, legal and other professional services costs, which could be material.

We incurred general and administrative expenses of $187,422 for the period from inception to December 31, 2022. As we just started to build our management team to manage the operations, the general and administrative expenses are expected to increase as our operation expand.

Interest Expenses, Net. We incurred interest expenses of approximately $3.3 million for the year ended December 31, 2023, which was primarily consisted of interest expenses incurred on loans we borrowed from a related party, partially offset by interest income from deposits in banks. For the year ended December 31, 2023, we borrowed loans of approximately $93.6 million from VSUN as working capital and payment for property and equipment. Each loan is matured in one year from borrowing. The interest rate of borrowings was 9.5% before August 2023, and reduced to 8% for August 2023 and further reduced to 7% since September 2023.

We recorded interest income of $583 for the period from inception to December 31, 2022. We strategically allocate a substantial portion of our cash reserves towards future plant construction, allowing us to generate interest income from these reserves.

Net Income. As a result of the foregoing, we recorded a net income of approximately $9.9 million for the year ended December 31, 2023. We incurred a net loss of approximately $0.2 million for the period from inception to December 31, 2022. From our inception on November 8, 2022 to December 31, 2022, our cell plant was still under construction, and we had not yet commenced production, resulting in no revenue generated during this period. Consequently, we incurred a loss at the end of 2022.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, capital contribution from shareholders, and borrowings from a related party and a bank. As of December 31, 2024 and 2023, we had working capital deficits of approximately $69.6 million and $86.4 million, respectively. This condition raised substantial doubt about our ability to continue as a going concern.

Our liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. Our ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

As of December 31, 2024, among the working capital deficits of approximately $69.6 million, we had contract liabilities from both third party customers and related party customers of approximately $23.7 million and contingent consideration payable of approximately $4.6 million which would be settled in our ordinary shares. In addition, we had payable of approximately $56.6 million due to related parties which may be extended when due. Without these impact, we would have an adjusted working capital of approximately $15.3 million. In addition, we generated cash flow of approximately $46.5 million from its operating activities for the year ended December 31, 2024, and entered into borrowing agreements with financial institutions and related parties to borrow an aggregated amount of $70.7 million.

Our liquidity is based on its ability to obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. Our ability to continue as a going concern is dependent on management’s ability to successfully raise more capital and execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. Currently, we are working to improve its liquidity and capital sources mainly through borrowing from related parties and obtaining financial support from its principal shareholder who has agreed to continue providing funds for the Company’s working capital needs whenever needed.

In addition, in order to fully implement its business plan and sustain continued growth, we are also actively seeking financing from outside investors, borrowings from related parties and financial institutions. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditure, working capital, and other requirements. We have prepared the consolidated financial statements on a going concern basis. If we encounter unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that we will raise additional capital if needed.

Further, because of the numerous risks and uncertainties associated with our path to continued profitability, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our business development. There can be no assurance that our future cashflows from operating activities or financing activities including equity financing will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to generate sufficient revenue or events or circumstances occur such that we do not meet our strategic plans, we will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve its intended business objectives. We had commenced operations in the second half of 2023, and we need to implement our business plan to obtain the necessary operational liquidity on a sustainable basis. Failure to successfully implement the plans will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

Cash Flows

The following table shows a summary of our cash flows:

	For the Year Ended December 31,		For the Period from its inception on November 8, 2022 through December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$46,506,740	$(12,529,017)	$(5,588,803)
Net cash used in investing activities	(44,044,171)	(114,239,711)	(243,937)
Net cash (used in) provided by financing activities	(2,089,719)	146,149,629	7,639,419
Effect of exchange rate changes on cash	(2,220,954)	(2,448,856)	258,769
Net (decrease) increase in cash	(1,848,104)	16,932,045	2,065,448
Cash and restricted cash at beginning of year	18,997,493	2,065,448	—
Cash and restricted cash at end of year	$17,149,389	$18,997,493	$2,065,448

Operating activities

Net cash provided by operating activities in the year ended December 31, 2024 was approximately $46.5 million, primarily due to a net income of approximately $40.5 million, adjusted for non-cash decrease of fair value of contingent consideration payable of $35.1 million, depreciation and amortization expenses of approximately $23.2 million and inventory write-down of approximately $2.5 million, and for changes in operating assets and liabilities which primarily included (i) an increase of approximately $6.1 million and $12.0 million in accounts receivable due from third party customers and related party customers, which were driven by an increase in revenues in the second half of 2024, (ii) a decrease of approximately $23.6 million in prepayments to a related party because we were offered credit term by our related party supplier, (iii) a decrease of inventories of approximately $15.9 million as a result of improvement in our restock level, (iv) an increase in accounts payable of approximately $3.0 million which was in line with an increase in accounts receivable, (v) a decrease of approximately $7.8 million in advance from a related party as we just delivered solar cells in December 2024 to the related party, and (vi) a decrease of approximately $2.8 million of accrued expenses and other liabilities because we improved our payment process.

Net cash used in operating activities in the year ended December 31, 2023 was $12.5 million, primarily due to a net income of $9.9 million with (i) changes in operating assets and liabilities that negatively affected cash flow which primarily included prepayments to a related party of $24.8 million and inventories of $40.7 million, and (ii) changes in operating assets and liabilities that positively affected cash flow which primarily included due to a related party contract liabilities of $29.3 million and accrued expenses and other liabilities of $5.4 million.

Net cash used in operating activities in the period since inception on November 8, 2022 to December 31, 2022 was $5.6 million, primarily due to a net loss of $0.2 million with (i) changes in operating assets and liabilities that negatively affected cash flow which primarily included long-term prepaid expenses of $8.0 million, and (ii) changes in operating assets and liabilities that positively affected cash flow which primarily included due to related parties of $1.7 million and accounts payable of $0.8 million.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2024 was approximately $44.0 million, primarily attributable to purchase of property and equipment of approximately $44.0 million.

Net cash used in investing activities in the year ended December 31, 2023 was $114.2 million, which was primarily attributable to payments to third party for purchase and construction of property and equipment of $114.1 million.

Net cash used in investing activities in the period since inception on November 8, 2022 to December 31, 2022 was $0.2 million which represented purchase of property and equipment.

Financing Activities

Net cash used in financing activities in the year ended December 31, 2024 was approximately $2.1 million, which was primarily due to proceeds of $6.0 million from a private placement, borrowings from a bank, including short-term and long-term, of approximately $65.7 million and borrowings from a related party of approximately $5.0 million, partially offset by a repayment of borrowings, including short-term and long-term, of approximately $39.5 million to the bank, repayment of borrowings of approximately $38.1 million to a related party, and payment of offering cost of approximately $1.1 million.

Net cash provided by financing activities in the year ended December 31, 2023 was $146.2 million, which was primarily due to capital injection from shareholders of $42.4 million and borrowings from a related party of $93.6 million.

Net cash provided by financing activities in the period since inception on November 8, 2022 to December 31, 2022 was $7.6 million which represented capital injection from shareholders.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and non-cancellable lease obligations.

Capital Expenditures

We incur capital expenditures primarily for the purchase of property and equipment. For the year ended December 31, 2024, 2023 and for the period since its inception on November 8, 2022 through December 31, 2022, we purchased property and equipment of approximately $44.0 million, $114.2 million and $0.2 million, respectively. We funded our capital expenditures primarily with cash flows generated from operating and financing activities. We intend to fund our future capital expenditures with our existing cash balance, anticipated cash flows from operations and financing alternatives. We will continue to make capital expenditures to meet the expected growth of its business.

Other than as disclosed in Note 16 to our consolidated financial statements, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

We have not entered into any significant financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

 C. Research and Development, Patents and Licenses, etc.

See “Item 4.B. Business Overview – Research and Development” and “ – Intellectual Property” in this annual report.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our board of directors and executive officers as of the date of this annual report are as follows.

Name	Age	Position
Junsei Ryu	53	Chief Executive Officer and Director
Liang “Simon” Shi	46	President
Taewoo Chung	49	Chief Financial Officer and Director
Aihua Wang	71	Chief Technology Officer and Director
Alfred “Trey” Hickey	62	Director
Anders Karlsson	60	Director
Hiroyuki Tahara	72	Director
June Han	48	Director

Mr. Junsei Ryu has served as the representative of TOYO Solar since November 2022 and is currently our Director. Mr. Ryu has served as our Chief Executive Officer and Chairman of Board of Directors since July 2024. Mr. Ryu has nearly 20 years of experience in the solar solution industry. Since November 2011, Mr. Ryu has been the director of Abalance Corporation, which is now a public company listed on the Tokyo Stock Exchange that has extensive experience and expertise in the investment, development, construction and operation of solar energy projects globally. In addition, Mr. Ryu has been the director, representative or joint representative of a number of affiliates of Abalance Corporation since their inception, including WWB Corporation, VSUN, Fuji Solar, VALORS Corporation and Birdy Fuel Cells LLC which engage in the green energy business, and Japan Photocatalyst Center Corporation which engages in manufacturing photocatalyst coating. Mr. Ryu received his Bachelor’s degree in Economics from Nagoya City University in March 1998, and a Master’s degree in International Management from Waseda University in March 2003.

Mr. Liang “Simon” Shi has served as the President since October 2024. Mr. Shi has over 15 years’ experience in investment management leadership. Since January 2017, Mr. Shi has served as a Partner at Zenin, an investment fund focusing on growth capital investments in emerging sectors in China, where he oversees the fund’s daily business operations. Zenin provides extensive strategic and operational assistance to its highly selective investment portfolio of companies. From July 2021 to July 2024, Mr. Shi served as the Chief Executive Officer and Chairman of the Board of Directors of BWAQ. From March 2007 to December 2016, Mr. Shi served as the China President at Barron Partners Fund, where he was in charge of managing the fund’s investment portfolio in Asia and completed over 50 investments for the fund. From February 2006 to February 2007, Mr. Shi worked as a senior consultant at IBM Global Services (formerly PWC consulting). Mr. Shi received his Bachelor’s degree in Finance from Shanghai Jiaotong University in 2001. We believe Mr. Shi qualifies as our executive director and Chairman of the board because of his asset management experience and past successful investments.

Mr. Taewoo Chung joined us as the Chief Financial Officer on March 1, 2024 and has served as the Director since July 2024. Mr. Chung has over twenty years’ experience within the financial industry, encompassing roles in investment banking and equity sales. He joined Abalance as an executive officer responsible for finance matter in January 2024. From August 2017 to December 2023, Mr. Chung was the managing partner in Golden Equator Group, a Singaporean holding group of businesses focusing on finance, where he was primarily engaged in fund raising and financing advise. From June 2016 to July 2017, Mr. Chung established Powergene Assets Pte. Ltd., with its principal activity as portfolio management and corporate finance advisory services. From May 2007 to May 2016, Mr. Chung served in Nomura Group with his last position as the vice president of asset finance department at Nomura Securities Co., Ltd, where he primarily advised equity & debt financing for domestic and overseas clients on different type of structured transaction related to solar and wind power projects, such as Softbank Energy, Canadian Solar, Sun Edison, Looop, Hanwha, Shinhan BNP Paribas Asset, KB Asset. He served as a director on the board of directors at Nomura-Rifa Asset Management Co., Ltd, a subsidiary of the Nomura Group, responsible for overlooking financial management, from May 2010 to April 2014. Mr. Chung obtained his bachelor’s degrees in economics and molecular & cell biology from the University of California, Berkeley in 1999.

Dr. Aihua Wang, Ph.D. joined TOYO as the Chief Technology Officer in January 2024 and has served as the Director of TOYO since July 2024. Prior to joining us, Dr. Wang served as the head of research and vice president at China Sunergy, a manufacturer of high-efficiency solar photovoltaic modules in Nanjing, China, from 2007 to 2015, and vice chief engineer at CEEG (Nanjing) PV-Tech Co., Ltd, from 2004 to 2007. Focusing on high efficiency PERL cells and associated technologies, Dr. Wang served successively as a professional officer at the Centre for Photovoltaic Devices and Systems in the University of New South Wales from 1991 to 1995, project scientist from 1995 to 2000, and senior research fellow from 2000 to 2015 at the Photovoltaics Special Research Centre of the University of New South Wales. Dr. Wang received a Ph.D. in Electrical Engineering from University of New South Wales in 1993 and a Bachelor of Engineering in Microelectronics from Nanjing Institute of Technology in 1978.

Mr. Alfred “Trey” Hickey has served on the board of directors since July 2024. Mr. Hickey has more than 20 years of experience at leading tourism companies specializing in the cruise industry. Mr. Hickey served as the independent director of BWAQ from February 2022 to July 2024. Since 2020, Mr. Hickey has served as the Managing Partner at Global Distribution Solutions Pte. Ltd., the parent company of Discover River Cruises, a boutique river cruise company operating in Europe’s Danube and Rhine Rivers. From February 2000 to June 2020, Mr. Hickey served as the Senior Vice President at Princess Cruises, Cunard Line, Seabourn Cruises and Carnival Corporation & plc. Mr. Hickey also served as Carnival Corp’s Chief Representative Officer in China, President of Carnival Corp Japan, and served on the board of Carnival Corp Taiwan. Mr. Hickey also served on the board of the Pacific Asia Travel Association and the Cruise Line International Association, Asia. Mr. Hickey received a Bachelor’s degree in Economics from University of Rhode Island in 1988, and a Bachelor’s degree in Asian Studies from Seinan Gakuin University in Fukuoka, Japan, in 1988.

Dr. Anders Karlsson, Ph.D. has served on the board of directors since July 2024. Dr. Karlsson has 30 years of academic experience in academia, government and industry related to science, technology and innovation policy, and more than ten years of experience related to renewable energy, sustainability and corporate governance policies. Dr. Karlsson joined Elsevier in 2012 as Vice President, Global Strategic Networks in charge of the Asia Pacific Region. Before Elsevier, Dr. Karlsson was the Counselor for Science and Innovation at the Embassy of Sweden in Tokyo, Japan for five years. Dr. Karlsson is the Japan chapter chair of the International Association of Scientific, Technical and Medical Publishers and a steering committee member of the International Network for Government Science Advice Asia Chapter. From March 2023, Dr. Karlsson is also a member of the board of the non-profit Swedish Foundation for the Internationalization of Higher Education and Research. Dr. Karlsson has been a member of Elsevier’s sustainability board and contributed to several of Elsevier’s analytical reports, including on Sustainability Research. Dr. Karlsson has been professor in Quantum Photonics at the KTH Royal Institute of Technology, Stockholm, Sweden. His work leading a consortium on quantum information technology was awarded the EU René Descartes Research Prize in 2004. Dr. Karlsson has been Visiting Scientist at NTT Basic Research Labs, Stanford University, École Polytechnique Paris, Zhejiang University and Senior Advisor at Osaka University. Dr. Karlsson received a Ph.D. in Electrical Engineering and a Master degree of Science in Engineering Physics, both from KTH Royal Institute of Technology.

Mr. Hiroyuki Tahara has served on the board of directors since July 2024. In July 2003, Mr. Tahara founded the Core Competence Corporation, a boutique mergers and acquisitions firm and has served as its President and Chief Executive Officer since then. Prior to that, Mr. Tahara worked in investment banking for more than 25 years, primarily in mergers and acquisitions area. From February 1998 to June 2003, Mr. Tahara served at the Nikko Securities Co., Ltd primarily handling the mergers and acquisitions matters. From April 1975 to January 1998, Mr. Tahara served at Yamaichi Securities Co., Ltd. with a focus on mergers and acquisitions field. Mr. Tahara obtained his Bachelor’s degree in Law from Sophia University in March 1975.

Ms. June Han has served on the board of directors since July 2024. Ms. Han has extensive experience in providing legal advisory service to renewable energy companies, manufacturing companies and other public companies. From February 2020 to May 2023, Ms. Han served as senior corporate counsel at Renesas Electronics Corporation, a Japanese semiconductor manufacturer headquartered in Tokyo, where she was mainly responsible for providing legal advice on joint venture, acquisitions, financing and manufacturing arrangements. She served as senior legal counsel at Trina Solar Japan Energy Co., Ltd., a company specializing in the development, engineering and operation of solar plants in Japan, from August 2017 to January 2020, where she was primarily responsible for the strategic and transactional matters related to utility-scale renewable energy business in Japan, including greenfield development, brown field origination etc. Prior to that, she worked successively at Skadden, Arps, Slate, Meagher & Flom LLP, Morrison & Foerster LLP, and Hogan Lovells LLP as associate from March 2013 to July 2017, with her focus on structured finance, U.S. capital market, infrastructure and energy. Ms. Han received her Juris Doctor from New York Law School in December 2012, Master of Business Administration from Hitotsubashi University in May 2003, and a Bachelor’s degree in Mass Communication Studies from University of California, Los Angeles in March 1999.

B.	Compensation

The aggregate compensation paid to the directors and executive officers in cash and benefits in kind was $448,653 for the year ended December 31, 2024. For awards granted to TOYO’s executive officers and directors, see the section entitled “— Share Incentive Plans — Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to TOYO’s executive officers and sole director, prior to the consummation of the Business Combination, or to our executive officers and directors, following the consummation of the Business Combination.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure by the executive officer to satisfactorily perform his/her duties, or the executive officer’s conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude. We may also terminate an executive officer’s employment without cause upon three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by our company and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to our company all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all rights, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) engage in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting the executive officer’s name to be used in connection with the activities of, any other business or organization which competes, directly or indirectly, with us; (ii) solicit from any customer doing business with us during the term; or (iii) otherwise interfere with the business or accounts of us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

We have adopted a share incentive plan (the “TOYO ESOP”), under which we may grant share incentive awards to eligible service providers in order to attract, retain and motivate the talent for which we compete. The material terms of the TOYO ESOP are summarized below.

Eligibility and Administration.    The employees, consultants and directors of TOYO or any parent, subsidiary or Related Entity (as defined in the TOYO ESOP) of TOYO will be eligible to receive awards under the TOYO ESOP. The TOYO ESOP is administered by a committee of one or more members of the TOYO board to whom the TOYO’s board shall delegate the authority to grant or amend awards to service providers other than any of such committee members, subject to certain limitations that may be imposed under applicable law and stock exchange rules.

Limitation on Awards and Shares Available.    The number of Ordinary Shares initially be approved for issuance under the TOYO ESOP (the “Share Limit”) is 4,440,500 shares. Subject to the authorized share capital as provided in the memorandum of association and articles of association of TOYO then in effect, the Share Limit will be increased automatically on January 1st of each calendar year during the term of the TOYO ESOP commencing on January 1st 2025 (each, an “Evergreen Date”), by an amount equal to one percent (1%) of the total number of outstanding shares of TOYO on the end of the calendar year immediately preceding the applicable Evergreen Date. The shares that TOYO issues under the TOYO ESOP may be newly issued shares, treasury shares or shares purchased on the open market. If an award is terminated, forfeited, expires or lapses for any reason, any shares subject to such award may be used again for new grants under the TOYO ESOP.

Awards.    The TOYO ESOP provides for the grant of options, restricted shares and restricted share units. Each award under the TOYO ESOP will be set forth in a notice of grant, which will detail the terms and conditions of awards, including, among others, the term of the award, the vesting schedule, and the provisions that are applicable in the event that the grantee’s employment or service terminates.

Transfer Restrictions.    Unless otherwise expressly provided in the TOYO ESOP, by applicable laws and by the notice of grant, an award is non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance, or charge.

Plan Amendment and Termination.    With the approval of the board of directors, the committee may amend or terminate the TOYO ESOP at any time; however, no termination or amendment may adversely affect in any material way an award outstanding under the TOYO ESOP without the consent of the affected participant.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors, including three independent directors. A director is not required to hold any shares in our company by way of qualification. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. The directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. None of the Company’s non-executive directors has a service contract with the Company that provides for benefits upon termination of service.

Duties of Directors

Under the laws of the Cayman Islands, directors have fiduciary duties to the company, including a duty of loyalty, a duty to act honestly and a duty to act in good faith with a view to the company’s best interests. The Company’s directors must also exercise their powers only for a proper purpose. The Company’s directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with the Company’s memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by the directors is breached.

The functions and powers of the Company’s board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Terms of Directors and Executive Officers

The board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, or the Company may by ordinary resolution, appoint any person to be a director. In addition, our board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Unless otherwise determined by our company in general meeting, we shall have up to seven (7) directors The office of director shall be vacated, if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) is removed from office pursuant to any other provision of our articles of association; or (v) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months; or (vi) is prohibited by the law of the Cayman Islands from acting as a director.

Our officers are elected by and serve at the discretion of our board of directors.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Hiroyuki Tahara, Alfred “Trey” Hickey and Anders Karlsson. Hiroyuki Tahara is the chairperson of our audit committee. Each of Hiroyuki Tahara, Alfred “Trey” Hickey and Anders Karlsson satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act, as well as the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Our audit committee will oversee our company’s accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent auditor;

●	pre-approving audit and non-audit services permitted to be performed by the independent auditor;

●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and TOYO;

●	reviewing responsibilities, budget and staffing of our internal audit function;

●	reviewing with the independent auditor any audit problems or difficulties and management’s response;

●	reviewing and, if material, approving all related party transactions on an ongoing basis;

●	reviewing and discussing the annual audited financial statements with management and the independent auditor;

●	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

●	reviewing analyses prepared by management or the independent auditors setting forth significant financial reporting issues and judgments;

●	discussing with management and the independent auditors earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies;

●	reviewing with management and the independent auditors the effect of significant regulatory or accounting initiatives or developments, as well as off-balance sheet structures, on our financial statements;

●	discussing policies with respect to risk assessment and risk management with management and internal auditors;

●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by TOYO, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

●	meeting separately, periodically, with management, internal auditors and the independent auditor.

Compensation Committee

Our compensation committee consists of Junsei Ryu, Alfred “Trey” Hickey and Hiroyuki Tahara. Junsei Ryu is the chairperson of the compensation committee. Each of Alfred “Trey” Hickey and Hiroyuki Tahara satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

Our compensation committee will be responsible for, among other things:

●	overseeing and assessing our overall compensation practices and objectives;

●	reviewing and approving, or recommending to the board of directors, corporate goals and objectives relevant to the Company’s executive officers’ compensation;

●	reviewing and approving, or recommending to the board of directors, the Company’s executive officers’ employment or post-employment agreement or arrangement with the Company;

●	reviewing and recommending to the board of directors the form and amount of the Company’s director compensation.

●	administering the Company’s equity-based compensation plans in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by the Company’s board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Junsei Ryu, Alfred “Trey” Hickey and June Han. Junsei Ryu is the chairperson of the nominating and corporate governance committee. Sheldon Trainor- Each of Alfred “Trey” Hickey and June Han satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

Our nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to our board of directors nominees for election by the shareholders or appointment by the board;

●	considering questions of independence and possible conflicts of interest of members of our board of directors and executive officers;

●	reviewing and recommending to our board of directors concerning the size, structure, composition and functioning of the board of directors and its committees; and

●	evaluating developments in corporate governance and shareholder engagement, reviewing our governance documents, disclosures and other actions related thereto, and recommending to our board of directors, as conditions dictate, proposed amendments to the governance documents.

D.	Employees

We had 528, 814 and 8 full-time employees as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively. Almost all full-time employees as of December 31, 2024 are located in Vietnam. None of our employees are subject to a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.

E.	Share Ownership

See Item 7 below.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares by:

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

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 46,595,743 Ordinary Shares issued and outstanding as of the date of this annual report, including 11,287,703 Earnout Shares expected to be surrendered to TOYO for no consideration and cancelled by TOYO after the filing of this annual report (See “Item 4. Information on the Company – A. History and Development of the Company – Earnout Shares” of this annual report for more information), and does not include (i) the 4,970,007 Ordinary Shares issuable upon the exercise of the Warrants in cash outstanding as of the date of this annual report and (ii) the 50,000 Ordinary Shares issuable upon the exercise of the warrants issued by the Company as of the date of this annual report.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Officers and Directors
Junsei Ryu(2)(3)	38,699,822	83.1%
Taewoo Chung	—	—
Aihua Wang	—	—
Alfred “Trey” Hickey	30,000	*
Anders Karlsson	—	—
Hiroyuki Tahara	—	—
June Han	—	—
All officers and directors as a group (7 individuals)	38,729,822	83.1%
5% Holders
Junsei Ryu(2)(3)	38,699,822	83.1%

*	Less than 1% of the total number of outstanding Ordinary Shares

(1)	Unless otherwise noted, the business address of each of the following is 16F, Tennoz First Tower, 2-2-4, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002.

(2)

The registered address for WAG is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands. The registered address for BestToYo is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands.

(3)	Represents (i) 25,420,000 Ordinary Shares directly held by WAG, and (ii) 13,279,822 Ordinary Shares directly held by BestToYo. As of the date of this annual report, Mr. Ryu serves as the sole director of BestToYo and the sole director of WAG, deemed to have voting, dispositive or investment powers over BestToYo and WAG, respectively.

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees— Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — Share Incentive Plan.”

Other Related Party Transactions

Sales of Solar Cells to VSUN

TOYO Solar has entered into three framework agreements with VSUN in August and November 2023 and October 2024, respectively. Under each framework agreement, if TOYO Solar’s delivery is overdue, TOYO Solar will be responsible for a daily penalty as a percentage of the overdue solar cell products, up to 5% of the total value under the relevant purchase order; VSUN shall have the right to terminate the Framework Agreement if TOYO Solar’s delivery is overdue for more than 10 days or if TOYO Solar violates applicable laws and regulations; and the price of the purchase will be determined on an order-by-order basis. Under the framework agreement entered into in November 2023, VSUN agrees to purchase solar cells from TOYO Solar and make a prepayment in the amount of $15 million, to be deducted from the monthly purchase orders. We also entered into a certain long-term agreement with VSUN in November 2024 to agree to use our reasonable best efforts to fulfill purchase orders for solar cells from VSUN, pursuant to which VSUN has made an advanced deposit of $30 million for purchase orders.

For the year ended December 31, 2024, TOYO derived revenue from sales of solar cells to VSUN in an amount of approximately $116.9 million.

Through its operating subsidiary, TOYO Solar, TOYO is committed to building a diversified customer base, and intends to manufacture and supply its solar cells under the “TOYO Solar” brand to its affiliate VSUN and a select group of PV module manufactures. In dealings with VSUN, TOYO operates primarily under a contract manufacturing model, fulfilling specific orders placed by VSUN. This arrangement minimizes TOYO’s exposure to broader market risks while still subjecting it to the typical risks associated with contract manufacturing. Notably, factors such as VSUN’s production capacity, utilization rates, raw material costs, and product quality directly influence the financial outcomes of these transactions, bearing implications for TOYO’s revenue streams.

The pricing strategy for these related-party transactions is meticulously structured around the cost-plus method, which involves the following procedural steps:

Step 1: Calculation of TOYO’s cost base for producing solar cells.

Step 2: Establishment of a mark-up rate to be applied to the cost base.

Step 3: Determination of the transfer prices for the solar cell products, calculated as the cost base multiplied by the sum of 1 plus the mark-up rate.

The pricing approach outlined above is informed by an analysis conducted by an independent research entity commissioned by TOYO Solar, TOYO’s operating subsidiary. The analysis was aimed at establishing a robust pricing policy for transactions between TOYO Solar, as the seller of solar cells, and VSUN, as the buyer of solar cells. The recommendations from the independent research entity’s report also endorsed the utilization of the cost-plus method for determining the transfer prices for the solar cell products.

Purchase of Raw Materials from VSUN’s Subsidiaries

TOYO Solar does not have a long-term or framework agreement with VSUN’s subsidiary and places orders on a per-transaction basis. Based on TOYO Solar’s customary form of sales contract with VSUN’s subsidiary, in the event of payment delay, TOYO Solar will incur a daily penalty of 0.5% of the outstanding payment, with the cumulative penalty capping at 20% of the total contract value. If VSUN’s subsidiary delivers goods overdue, it will be liable for a daily penalty as a percentage of the overdue, up to 20% of the total value of the relevant contract.

For the year ended December 31, 2024, we purchased raw materials from VSUN’s subsidiary in an amount of approximately $48.5 million, which accounted for approximately 55.0% of our total purchase of inventories.

Other transactions with VSUN and its Subsidiary

Name	Relationship with the Company
Fuji Solar Co., Ltd.	Controlled by the controlling shareholder of the Company
VSUN	Controlled by Fuji Solar
Vietnam Sunergy (Bac Ninh) Company Limited (“VSun Bac Ninh”)	Wholly owned by VSUN
VSun Solar USA Inc. (“VSun USA”)	Wholly owned by VSUN
VSun China Co., Ltd. (“VSun China”)	Wholly owned by VSUN

For the Year Ended December 31,
2024
Sales to related parties
VSUN	$116,937,974
VSun China	4,743,878
VSun Bac Ninh	337,346
VSun USA	5,252,064
$127,271,262
Purchase of raw materials from a related party
VSun China	$48,484,527
$48,484,527
Purchase of machinery from a related party
VSun China	$1,542,768
$1,542,768
Payment of operating expenses by related parties on behalf of the Company
VSUN	$59,802
VSun China	—
Others	19,520
$79,322
Repayment of operating expenses to a related party paid on behalf of the Company
VSUN	$148,000
Payment of offering cost by a related party on behalf of the Company
Fuji Solar	$—
Repayment of offering cost paid by a related party on behalf of the Company
Fuji Solar (b)	$81,025
Prepayments of raw materials to a related party
VSun China (c)	$—

For the Year Ended December 31,
2024
Payment of long-term prepaid expenses by a related party on behalf of the Company
VSUN	$—
Borrowings from related parties
VSUN (a)	$—
VSun USA (d)	5,000,000
$5,000,000
Repayment of borrowings to a related party
VSUN (a)	$38,093,104
Accrual of interest expenses on borrowings from related parties
VSUN (a)	$1,382,890
VSUN USA	14,995
$1,397,885
Repayment of interest expenses on borrowings from a related party
VSUN (a)	$1,391,911

(a)

For the year ended December 31, 2024, the Company did not borrow loans, while repaid loans of approximately $38.1 million (VND 954.5 billion) to VSUN. In December 2024, VSUN reduced the interest rate of borrowings to 2%, and applied the reduced interest rate to borrowings of 2023. For the year ended December 31, 2024, the Company reversed interest expenses of 2023 in the amount of $1,505,865 as a result of reduced interest rate of borrowings.

For the year ended December 31, 2024, the Company accrued interest expenses of $1,382,890 on the borrowings.

For the year ended December 31, 2024, the Company paid interest expenses of $1,391,911 to VSUN.

(b)	For the year ended December 31, 2024, the Company repaid the remaining offering cost to Fuji Solar. As of December 31, 2024, the Company had not offering cost payable due to Fuji Solar.

(c)	For the year ended December 31, 2024, the Company did not make prepayments to VSUN China for raw materials.

(d)	In December 2024, the Company borrowed a loan of $5.0 million from VSun USA as payment for property and equipment in Solar Texas LLC. The loan is matured in December 2025. The interest rate of borrowings were 4.2% and is payable on maturity of the borrowing. For the year ended December 31, 2024, the Company accrued interest expenses of $14,995.

Accounts receivable – related parties

Related party	Nature of balance	December 31, 2024
VSun China	Sales to the related party	$4,402,462
VSUN	Sales to the related party	3,963,972
VSun USA	Sales to the related party	3,474,214
		$11,840,648

Contract liabilities — related parties

Related party	Nature of balance	December 31, 2024
VSUN	Advance for solar cells	$20,000,000
VSun USA	Advance for solar cells	98,561
		$20,098,561

Due to related parties

Related party	Nature of balance	December 31, 2024
VSUN	Borrowings	$50,059,338
VSUN	Interest payable	1,469,301
VSUN (a)	Payment of public infrastructure services on behalf of the Company	—
VSUN	Payment of other operating expenses on behalf of the Company	70,219
VSun USA	Borrowings	5,000,000
VSun USA	Interest payable	14,995
Fuji Solar	Payment of offering costs on behalf of the Company	—
Others	Payment of other operating expenses on behalf of the Company	19,520
		$56,633,373

(a)	Pursuant to the agreement of using public infrastructure (Note 8), the Company was obliged to pay public infrastructure service fees of approximately $8.2 million (VND 193.3 billion). As of December 31, 2024 and December 31, 2023, the Company had payables of $nil and $1.6 million, respectively, due to VSUN.

In connection with the Pre-Merger Reorganization, TOYO issued a $45 million unsecured promissory note to SinCo, and SinCo issued a $45 million unsecured promissory note to VSUN, each in February 2024. Each note bears an interest rate of 3.5% per annum and was subsequently settled in full in March 2024 by TOYO and SinCo, respectively. As a result, such unsecured promissory notes are no longer outstanding.

Transactions with Fuji Solar

For the year ended December 31, 2024, Fuji Solar paid, on behalf of TOYO, offering costs in connection with the Business Combination in a total amount of approximately $1,014,268.23, approximately all of which has been repaid by TOYO to Fuji Solar during the same period.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. For example, please references to our Current Report on Form 6-K filed with the SEC on December 20, 2024. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

Dividend Policy

We may declare dividends on the Ordinary Shares from time to time. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

The distribution of dividends is also be limited by the Cayman Companies Act, which permits the distribution of dividends only out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is proposed to be paid. Under the amended and restated memorandum and articles of association of TOYO, subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of TOYO lawfully available therefor. TOYO by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors of TOYO

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Ordinary Shares are listed on Nasdaq under the symbol “TOYO.” Warrants are traded on the OTC Markets under symbol “TOYWF.” Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Ordinary Shares are listed on Nasdaq under the symbol “TOYO.” Warrants are traded on the OTC Markets under symbol “TOYWF.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The amended and restated articles of association of the Company (“Company Charter”) effective as of July 1, 2024 were filed as Exhibit 3.1 to the Registration Statement on Form F-1 (File No: 333-283617) filed on December 5, 2024 (“Form F-1”) and are hereby incorporated by reference into this annual report.

The description of the Company Charter contained in the Form F-1 in the section titled “Description of Securities” is incorporated herein by reference.

C.	Material Contracts

Other than in the ordinary course of business and other than those described below and in “Explanatory Note,” “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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

As a result, the PIPE Investor acquired 500,000 Ordinary Shares on August 9, 2024 at a purchase price of $100 in total, pursuant to the PIPE Purchase Agreement.

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

Acquisition of TOYO Solar Texas LLC

On November 25, 2024, TOYO Solar US entered into that certain Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”) with Solar Plus Technology, Inc., a Delaware corporation (“Solar Plus”) and SG GREEN DEVELOPMENT PTE. LTD., an entity organized under the laws of Singapore (“SG Green”).

Pursuant to the Membership Interest Purchase Agreement, Solar Plus agrees to sell to TOYO Solar US all of the issued and outstanding membership interests held by Solar Plus in Solar Plus Technology Texas LLC, a Texas limited liability company, whose name was later changed to TOYO Solar Texas LLC (“Solar Texas LLC”), and, in exchange, TOYO Solar US agrees to issue to Solar Plus 24.99 Class B units of TOYO Solar. As a result, TOYO Solar US became the sole member of TOYO Solar Texas LLC and has two members, (i) TOYO Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company, holding 75.01% of the membership interests of TOYO Solar, with $19.96 million as a capital contribution to be made by TOYO Holdings US within one year of the signing, and (ii) Solar Plus holding the remaining 24.99% of the membership interests of TOYO Solar, with 100% of the membership interests of Solar Texas LLC valued at $6.65 million as a capital contribution to be made within one year of the signing. The Class B units of TOYO Solar US will be issued pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

Solar Texas LLC has completed the phase 1 construction of a solar module plant at a leased facility with 567,140 square feet located in the Houston metropolitan area, Texas (the “Texas Facility”). The Texas Facility is expected to complete the construction for the first 1GW capacity and commence production in the middle of 2025 in anticipation of a strong order pipeline from U.S. customers.

This acquisition aligns with the Company’s mission to expand its footprint in the U.S. to be closer to the majority of its clients, meet the demand for American-made solar panels, and contribute to the growing demand for secure, sustainable energy solutions as demands on the grid continue to rise.

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

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of Ordinary Shares by a “U.S. Holder.” This discussion applies only to Ordinary Shares that are held by a U.S. Holder as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, the Medicare contribution tax on net investment income, or any tax consequences that may be relevant to U.S. Holders that are subject to special tax rules, including, without limitation:

●	banks or other financial institutions;

●	insurance companies;

●	mutual funds;

●	pension or retirement plans;

●	S corporations;

●	broker or dealers in securities or currencies;

●	traders in securities that elect mark-to-market treatment;

●	regulated investment companies;

●	real estate investment trusts;

●	trusts or estates;

●	tax-exempt organizations (including private foundations);

●	persons that hold Ordinary Shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar;

●	certain U.S. expatriates or former long-term residents of the United States;

●	persons owning (directly, indirectly, or constructively) 5% (by vote or value) or more of our shares;

●	persons that acquired Ordinary Shares pursuant to an exercise of employee stock options or otherwise as compensation;

●	partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes and investors in such entities;

●	“controlled foreign corporations” within the meaning of Section 957(a) of the Code;

●	“passive foreign investment companies” within the meaning of Section 1297(a) of the Code; and

●	corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships holding Ordinary Shares should consult their tax advisors regarding the tax consequences in their particular circumstances.

This discussion is based on the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as currently in effect and all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences described herein. Furthermore, there can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge the tax considerations described herein and that a court will not sustain such challenge.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares, that is, for U.S. federal income tax purposes:

●	an individual who is a U.S. citizen or resident of the United States;

●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Ordinary Shares

Subject to the PFIC rules discussed below under “–– Passive Foreign Investment Company Rules,” distributions on Ordinary Shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the applicable U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of the Ordinary Shares and will be treated as described below under “— Sale or Other Taxable Disposition of Ordinary Shares.” The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes. Any such amount treated as a dividend will be treated as foreign-source dividend income. Any such dividends received by a corporate U.S. Holder generally will not qualify for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, any such dividends generally will be taxed at currently preferential long-term capital gains rates only if (i) Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding period and other requirements are met. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of actual or constructive receipt.

As noted above and subject to applicable limitations, taxing jurisdictions other than the United States may withhold taxes from distributions on Ordinary Shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. Recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. In lieu of claiming a foreign tax credit, a U.S. Holder may, at such U.S. Holder’s election, deduct foreign taxes in computing such U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. tax law. An election to deduct foreign taxes in lieu of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year in which such election is made. The foreign tax credit rules are complex and U.S. Holders should consult their tax advisers regarding the application of such rules, including the creditability of foreign taxes, in their particular circumstances.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the PFIC rules discussed below under “— Passive Foreign Investment Company Rules,” upon any sale or other taxable disposition of Ordinary Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash and (B) the fair market value of any other property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders generally will be taxed at currently preferential long-term capital gains rates. The deductibility of capital losses is subject to limitations. For foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source gain or loss.

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of Ordinary Shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.

U.S. Holders should consult their tax advisors regarding the tax consequences of a sale or other taxable disposition of Ordinary Shares, including the creditability of foreign taxes imposed on such sale or disposition by a taxing jurisdiction other than the United States, in their particular circumstances.

Passive Foreign Investment Company Rules

The U.S. federal income tax treatment of U.S. Holders could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes. In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are, and cryptocurrency balances are likely, passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

Based on the Company’s analysis of its income, assets, activities, and market capitalization, the Company believes that it was not a PFIC for its taxable year ended December 31, 2022. However, the Company’s PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of the Company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Ordinary Shares from time to time, which could be volatile). In addition, the risk of the Company being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. Furthermore, whether and to which extent the Company’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including the Company’s future business plan and the application of laws that are subject to varying interpretation. For example, there is no authority that directly addresses the proper treatment of certain items of the Company’s income, such as income from cryptocurrency self-mining, hash rate sharing, or hosting for purposes of the PFIC rules and, although the Company currently treats these items of income as active, such treatment is uncertain. Moreover, certain of the Company’s business activities generate passive income and, although the amount of such income is currently small, the Company’s risk of being a PFIC will increase if the proportion of the Company’s revenue earned from such business activities increases in future taxable years. Accordingly, there can be no assurances that the Company will not be a PFIC for its current or any future taxable year, and the Company’s U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year.

Although PFIC status is generally determined annually, if we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder in its Ordinary Shares and the U.S. Holder did not make either a mark-to-market election or a qualifying electing fund (“QEF”) election or, which are referred to collectively as the “PFIC Elections” for purposes of this discussion, for the first taxable year in which we are treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or the U.S. Holder does not otherwise make a purging election, as described below, the U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other taxable disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to the U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of its Ordinary Shares during the three preceding taxable years of the U.S. Holder or, if shorter, the U.S. Holder’s holding period in its Ordinary Shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period in its Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, and to any period in the U.S. Holder’s holding period before the first day of the first taxable year in which we are treated as a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections

If we are treated as a PFIC and Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares for the first taxable year in which the U.S. Holder holds (or is deemed to hold) the Ordinary Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted tax basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq (on which Ordinary Shares are currently listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. As such, such election generally will not apply to any of our non-U.S. subsidiaries, unless the shares in such subsidiaries are themselves “marketable stock.” As such, U.S. Holders may continue to be subject to the adverse PFIC tax consequences discussed above with respect to any lower-tier PFICs, as discussed below, notwithstanding their mark-to-market election with respect to Ordinary Shares.

If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Ordinary Shares in their particular circumstances.

The tax consequences that would apply if we were a PFIC and a U.S. Holder made a valid QEF election would also be different from the adverse PFIC tax consequences described above. In order to comply with the requirements of a QEF election, however, a U.S. Holder generally must receive a PFIC Annual Information Statement from us. If we are determined to be a PFIC for any taxable year, we do not currently intend to provide the information necessary for U.S. Holders to make or maintain a QEF election. As such, U.S. Holders should assume that a QEF election will not be available with respect to Ordinary Shares.

If we are treated as a PFIC and a U.S. Holder failed or was unable to timely make a PFIC Election for prior periods, the U.S. Holder might seek to make a purging election to rid its Ordinary Shares of the PFIC taint. Under the purging election, the U.S. Holder will be deemed to have sold its Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new adjusted tax basis and holding period in the Ordinary Shares solely for purposes of the PFIC rules.

Related PFIC Rules

If we are treated as a PFIC and, at any time, has a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the lower-tier PFIC rules in their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year may have to file an IRS Form 8621 (whether or not a QEF election or a mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS and could result in penalties.

THE PFIC RULES ARE VERY COMPLEX AND U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF SUCH RULES IN THEIR PARTICULAR CIRCUMSTANCES.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of the backup withholding rules in their particular circumstances.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash, accounts receivable and amounts due from related parties. As of December 31, 2024, we held cash and restricted cash of approximately $3,559,900, substantially all of which were deposited in financial institutions located in Vietnam and are not insured. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. To limit exposure to credit risk relating to deposits, we primarily place cash deposits with large financial institutions in Vietnam which we believe are of high credit quality and we also continually monitor their credit worthiness.

Foreign Currency Risk

As of December 31, 2022, 2023 and 2024, respectively, substantially all of our operating activities and our assets and liabilities are denominated in VND, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the State Bank of Vietnam (“SBV”) or other authorized financial institutions at exchange rates quoted by SBV. Approval of foreign currency payments by the SBV or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of VND is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the Vietnam Foreign Exchange Trading System market.

Concentration risk

We have a concentration of our revenues with specific customers and accounts payable with specific vendors.

For the year ended December 31, 2024, one related party customer and one third party customer accounted for 66% and 10% of total revenues, respectively. For the year ended December 31, 2023, one related party customer accounted for 99% of total revenues.

As of December 31, 2024, two suppliers from third parties accounted for 17%, and 10% of accounts payable, respectively. As of December 31, 2023, four suppliers from third parties accounted for 30%, 15%, 12% and 11% of accounts payable, respectively.

For the year ended December 31, 2024, one related party supplier and one third party supplier accounted for 55.0% and 16.9% of total purchases of inventories, respectively. For the year ended December 31, 2023, one related party supplier and one third party supplier accounted for 64.5% and 14.8% of total purchases of inventories, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our chief executive officer concluded that our disclosure controls and procedures as of December 31, 2024 were not effective at the reasonable assurance level due to the material weakness described below.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2024, we identified the material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2024. The material weaknesses relate to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to address complex U.S. GAAP technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with U.S.GAAP and SEC reporting requirements; (ii) our lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework, and (iii) our lack of proper IT policies and procedures developed for system change management, user access management and backup management.

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses, including (i) hiring additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen key internal controls over financial reporting; (ii) design and formalizing internal control policies, ensuring clear segregation of duties, and implement a structured risk assessment process. Developing a comprehensive internal control framework that includes regular monitoring, clear accountability, and periodic reviews to enhance transparency and mitigate potential risks; and (iii) regularly conducting checks on the IT software we utilize to ensure its proper functionality, and arranging training sessions for our IT staff. While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. These measures may not remediate the deficiencies in internal control or prevent additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations. As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Hiroyuki Tahara, Alfred “Trey” Hickey and Anders Karlsson satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act, as well as the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Item 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in March 2024, which was effective in July 2024. We have posted a copy of our code of business conduct and ethics on our website at investors.toyo-solar.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Asia CPAs LLP for the years ended December 31, 2024 and 2023, respectively:

	December 31, 2024(1)	December 31, 2023
	USD	USD
Audit Fees	$304,695	$529,877
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$304,695	$529,877

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. See the section entitled “Item 3. Key Information—D. Risk Factors— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited as TOYO is incorporated under the law of the Cayman Islands. TOYO conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States.”

While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage exemptions afforded to us. See the section entitled “Item 3. Key Information—D. Risk Factors—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to holders of Class A Ordinary Shares than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

We choose to follow home country practice in place of all of the requirements of Rule 5600 other than those rules which we are required to follow pursuant to the provisions of Rule 5615(a)(3).

●	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

●	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

●	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

See “Item 6. Directors, Senior Management and Employees” for more information.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted the insider trading policy governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees. A copy of the insider trading policy is filed as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have established policies and processes for assessing, identifying and managing material risks from cybersecurity threats. We routinely assess material risks from cybersecurity threats that may result in adverse effects on the confidentiality, integrity, or availability of their information systems or any information residing therein.

We conduct weekly cybersecurity risk assessments and monthly data security risk assessments to identify cybersecurity and data security threats. These risk assessments are conducted by our IT team. The cybersecurity risk assessments involve internal and external security. Internally, we view all visit histories to external websites made by internal equipment connected to our network system, including personal devices such as cell phones and laptops used by employees and machines and equipment at our manufacturing plants and use a third-party software to check any potential security risks from those external visits. Externally, we use firewall to monitor and detect any port scanning conducted by third parties, which attempt to randomly scan and enter into our network and collect our data without our authorization. We use a third-party software to generate reports of visits to external websites by internal devices and visits to our network by external parties, identify each IP address and block those suspicious IP addresses to stop connections to or from them. To ensure our data security, we check and back up our data twice a month and store our data in different locations each month. We require any employees who have the need to connect to our network system when they are on a business trip outside our network to install a third-party software on their mobile devices to establish an IPsec Virtual Private Network (“VPN”) to ensure the secured and encrypted connection to our internal network.

We also conduct network stress testing to simulate high volumes of network traffic to our network system in order to test our network system function and efficiency, identify any potential performance risks or system weakness and improve our network system. The internal testing is conducted by our IT team by using a third-party software. We do not have a fixed schedule to conduct the network stress testing. Instead, we randomly conduct the testing to check our system’s actual response and evaluate our IT team’s ability to detect and respond to such incidents.

Following these risk assessments, we will upgrade, implement, and maintain reasonable safeguards to address identified risks, reasonably address any identified gaps in existing safeguards, and regularly monitor the effectiveness of our safeguards. During the fiscal year 2024, we did not identified any material risks through our risk assessments in connection with cybersecurity or data security.

We reference to the ISO 27001 standard, an international standard to manage information security, to establish and maintain a comprehensive security management system. We have implemented a series measures to provide safeguards, including but not limited to, information security management, access control, authentication requirements, data backup and recovery function. We have established the Emergency Working Group to manage the risk assessment and mitigation process.

As part of the overall risk management strategies, we also conduct cybersecurity trainings for our employees on needed basis based on the observation of their work practice and evaluation of our IT team.

During the fiscal year ended December 31, 2024 and to the date of this Annual Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. For additional information regarding whether any risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this Annual Report on Form 20-F.

Governance

Our Chief Executive Officer and/or Chief Financial Officer will annually present to the Audit Committee and the Board of Directors about the Company’s and the PRC operating entities’ cybersecurity related risk assessments and management, including but not limited to, relevant internal rules and policies, assessment of potential cybersecurity threats or risks, improvements and prevention measures. In the event that the management discovers that a material cybersecurity incident occurs, the Chief Executive Officer and/or the Chief Financial Officer will timely report such incident to the Audit Committee and the Board of Directors, with respect to material aspects, including but not limited to, the nature, scope, timing, the remedial measures and risk mitigation processes taken by us, material impacts and any prevention measures or improvements to be implemented.

Our Audit Committee is responsible to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the review and assessment of our risk management, risk assessment and major risk exposures with respect to privacy and cybersecurity and information technology risks. Our Audit Committee will periodically review and discuss with the Company’s relevant officers material risks relating to data privacy, technology and information security, including cybersecurity, threats and back-up of information systems and the Company’s processes for assessing, identifying, and managing such risks, as well as the Company’s internal controls and disclosure controls and procedures relating to cybersecurity incidents.

Our Board of Directors shall (i) oversight the review and assessment of our risk management, risk assessment and major risk exposures with respect to privacy and cybersecurity and information technology risks, (ii) review the disclosure related to cybersecurity matters in our current reports or periodic reports, (iii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to us, and the relevant disclosure issues, if any, presented by our Chief Executive Officer and/or Chief Financial Officer, and (iv) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our Chief Executive Officer and/or Chief Financial Officer.

We have adopted the information system emergency plan to establish and improve our information security emergency response mechanisms in order to effectively prevent, promptly control and mitigate and eliminate any adverse impacts in the event of any network and information system emergencies. We classify information system incidents into three categories based on the incident causes that results in operation interruption, system shutdown or other situations: (i) attack incidents, where our information system is infected by computer viruses or illegally invaded; (ii) failure events which are caused by computer software and hardware failures, power outages, human error operations and others; and (iii) disaster events which are caused by external factors such as explosions, fires, lightning strikes, earthquakes, typhoons,. We have implemented different procedures in the event of different types of incidents. We have established the emergency working group (the “Emergency Working Group”), consisting of members from our IT team. The Emergency Working Group is responsible to monitor and identify any information system incidents, conduct initial report of identified incidents, classify incidents, initiate emergency plans and measures, organize and dispatch resources to implement measures, control and eliminate potential risks and impacts caused by any cybersecurity and data security related incidents. Afterwards, the Emergency Working Group investigates the reasons of each incident, identify existing weaknesses and risks, conduct comprehensive security check and propose and finalize the improvement measures. As of the date of this annual report, our IT team consists of 6 people, led by our IT team manager, who has over 13 years’ work experience in risk management, network management, information technology and cybersecurity with an associate degree in computer information management.

PART III

ITEM 17. FINANCIAL STATEMENTS

See the section entitled “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of TOYO Co., Ltd are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Amended and Restated Memorandum and Articles of Association of TOYO, effective on July 1, 2024 (incorporated by reference to Exhibit 3.1 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
2.1	Specimen Ordinary Share Certificate of TOYO (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on March 8, 2024).
2.2	Specimen Warrant Certificate of TOYO (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on March 8, 2024).
2.3	Warrant Agreement, dated January 31, 2022, between Blue World Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Form 8-K as filed with the SEC on February 3, 2022).
2.4	Warrant Assumption Agreement (incorporated herein by reference to Exhibit 4.1 to Form 8-K as filed with the SEC on July 8, 2024).
2.5*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.
3.1	Shareholder Lock-Up and Support Agreement, dated as of August 10, 2023, by and among the Company, Blue World Acquisition Corporation and Fuji Solar Co., Ltd (incorporated by reference to Exhibit 10.2 to Form 8-K as filed with the SEC on August 10, 2023).
3.2	Amendment to the Shareholder Lock-up and Support Agreement dated December 6, 2023, by and among the Company, Blue World Acquisition Corporation and Fuji Solar Co., Ltd (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the SEC on December 7, 2023).
3.3	Amendment to the Shareholder Lock-up and Support Agreement dated February 29, 2024, by and among the Company, Blue World Acquisition Corporation and Fuji Solar Co., Ltd (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the SEC on March 4, 2024).
3.4	Sponsor Lock-Up Agreement dated July 1, 2024, by and between the Company and Blue World Holdings Limited. (incorporated herein by reference to Exhibit 10.2 to Form F-1 (File No. 333-283617) as filed with the SEC on December 5, 2024).
3.5	Sponsor Support Agreement, dated as of August 10, 2023, by and among the Company, Blue World Acquisition Corporation and Blue World Holdings Limited (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the SEC on August 10, 2023).
4.1#	Agreement and Plan of Merger, dated as of August 10, 2023, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd (incorporated by reference to Exhibit 2.1 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
4.2	Amendment No. 1 to the Merger Agreement dated December 6, 2023, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd (incorporated by reference to Exhibit 2.2 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
4.3	Amendment No. 2 to the Merger Agreement dated February 6, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd (incorporated by reference to Exhibit 2.3 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
4.4	Amendment No. 3 to the Merger Agreement dated February 29, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company, Fuji Solar Co., Ltd., Belta Technology Company Limited, WA Global Corporation and BestToYo Technology Company Limited (incorporated by reference to Exhibit 2.4 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).

EXHIBIT NUMBER	DESCRIPTION
4.5†*	2024 Share Incentive Plan of TOYO, effective on July 1, 2024
4.6†	Form of Indemnification Agreement between TOYO and each executive officer and director of TOYO (incorporated herein by reference to Exhibit 10.1 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024).
4.7	PIPE Purchase Agreement dated March 6, 2024, by and among the Company, Blue World Acquisition Corporation and NOTAM Co., Ltd (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the SEC on March 8, 2024).
4.8	Joinder Agreement dated February 29, 2024, by and among the Company, Blue World Acquisition Corporation, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company, Fuji Solar Co., Ltd., Belta Technology Company Limited, WA Global Corporation and BestToYo Technology Company Limited (incorporated herein by reference to Exhibit 2.2 to Form 8-K as filed with the SEC on March 4, 2024).
4.9†	Form of Employment Agreement between TOYO and each executive officer of TOYO (incorporated herein by reference to Exhibit 10.2 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024)
4.10	Form of Director Agreement between TOYO and each director of TOYO (incorporated herein by reference to Exhibit 10.3 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024)
4.11	Amendment to PIPE Purchase Agreement dated June 26, 2024, by and among the Company, Blue World Acquisition Corporation and NOTAM Co., Ltd (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-41256) as filed with the SEC on July 1, 2024)
4.12	Earnout Equities Vesting Agreement dated June 29, 2024, by and among the Company, Blue World Acquisition Corporation and Blue World Holdings Limited (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-41256) as filed with the SEC on July 1, 2024)
4.13^	English translation of the Executed Form of the Sublease Contract for Land with Infrastructure, dated November 8, 2022, between TOYO Solar and DUC ANH Construction Joint Stock Company (incorporated herein by reference to Exhibit 10.24 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024).
4.14	English Translation of Framework Agreement, dated August 24, 2023, between VSUN and TOYO Solar(incorporated herein by reference to Exhibit 10.44 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779 and 333-279028) as filed with the SEC on May 1, 2024).
4.15	English Translation of Framework Agreement, dated November 30, 2023, between VSUN and TOYO Solar (incorporated herein by reference to Exhibit 10.45 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779 and 333-279028) as filed with the SEC on May 1, 2024).
4.16	English Translation of the form of sales contract, between TOYO Solar and VSUN’s subsidiary (incorporated herein by reference to Exhibit 10.46 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779 and 333-279028) as filed with the SEC on May 1, 2024).
4.17	Long-Term Agreement, dated November 13, 2024, between TOPTOYO INVESTMENT PTE. LTD. and Vietnam Sunergy Joint Stock Company. (incorporated herein by reference to Exhibit 10.1 to TOYO’s Current Report on Form 6-K as filed with the SEC on November 19, 2024)
4.18	Membership Interest Purchase Agreement dated November 25, 2024, by and among TOYO Solar LLC Solar Plus Technology, Inc. and SG GREEN DEVELOPMENT PTE. LTD. (incorporated herein by reference to Exhibit 10.1 to TOYO’s Current Report on Form 6-K as filed with the SEC on November 29, 2024)
4.19	Master Supply Agreement dated November 18, 2024, by and between TOPTOYO INVESTMENT PTE. LTD. and the Buyer (incorporated herein by reference to Exhibit 10.2 to TOYO’s Current Report on Form 6-K as filed with the SEC on November 29, 2024)
4.20	Master Supply Agreement dated November 18, 2024, by and between Toyo America LLC and the Buyer (incorporated herein by reference to Exhibit 10.3 to TOYO’s Current Report on Form 6-K as filed with the SEC on November 29, 2024)
8.1*	List of principal subsidiaries of TOYO.
11.1	Code of Business Conduct and Ethics of TOYO, effective on July 1, 2024 (incorporated herein by reference to Exhibit 99.2 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024).
11.2*	Insider Trading Policy
12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of our Chief Executive Officer and our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP
97.1*	Executive Compensation Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith
†	Indicates a management contract or any compensatory plan, contract or arrangement.
^	Portion of this exhibit has been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K
#	Schedules and annexes have been omitted

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

TOYO Co., Ltd

May 12, 2025	By:	/s/ Junsei Ryu
Name: Junsei Ryu
Title: Director and Chief Executive Officer

INDEX OF FINANCIAL STATEMENTS

TOYO CO., LTD

Page
Report of Independent Registered Public Accounting Firm (ID: 5395)	F-2
Consolidated Balance Sheets as of December 31, 2024 and 2023	F-3
Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2024 and 2023 and for the Period from its inception on November 8, 2022 through December 31, 2022	F-4
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024 and 2023 and for the Period from its inception on November 8, 2022 through December 31, 2022	F-5
Consolidated Statements of Cash Flows for the years ended December 31,2024 and 2023 and for the Period from its inception on November 8, 2022 through December 31, 2022	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of TOYO Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TOYO Co., Ltd (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years ended December 31, 2024 and 2023 and for the period from its inception on November 8, 2022 through December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023 and for the period from its inception on November 8, 2022 through December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has a significant working capital deficiency and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, NY

May 12, 2025

TOYO Co., Ltd
CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash	$13,654,445	$18,035,405
Restricted cash	1,878,267	82,195
Accounts receivable, net	6,913,996	—
Accounts receivable – related parties	11,840,648	—
Prepayments	392,249	149,304
Prepayments – a related party	—	24,400,798
Inventories, net	19,984,094	39,999,992
Other current assets	725,130	85,702
Total Current Assets	55,388,829	82,753,396

Non-current Assets
Restricted cash, non-current	1,616,677	879,893
Deferred offering costs	—	2,084,810
Long-term prepaid expenses	7,217,986	7,757,193
Deposits for property and equipment	9,716,009	1,466,878
Property and equipment, net	129,039,494	142,781,558
Right of use assets	36,627,800	537,032
Other non-current assets	192,905	22,250
Total Non-current Assets	184,410,871	155,529,614
Total Assets	$239,799,700	$238,283,010

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$16,126,730	$—
Accounts payable	17,629,696	37,221,124
Contract liabilities	3,635,144	530,817
Contract liabilities – related parties	20,098,561	28,815,934
Income tax payable	781,238	—
Due to related parties	56,633,373	96,867,739
Other payable and accrued expenses	3,392,774	5,606,763
Lease liabilities, current	2,118,900	151,260
Contingent consideration payable (13,000,000 earnout shares subject to surrender and cancel as of December 31, 2024)	4,617,000	—
Total Current Liabilities	125,033,416	169,193,637

Lease liabilities, non-current	34,327,142	372,725
Long-term bank borrowings	20,999,733	11,819,527
Total Non-current Liabilities	55,326,875	12,192,252
Total Liabilities	180,360,291	181,385,889

Commitments and Contingencies (Note 16)

Equity
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 46,595,743 shares issued, and 33,595,743 shares outstanding (excluding 13,000,000 earnout shares subject to surrender and cancel) as of December 31, 2024 and 41,000,000 shares issued and outstanding as of December 31, 2023, respectively)*	3,359	4,100
Additional paid-in capital	14,414,905	49,995,900
Retained earnings	50,316,486	9,702,316
Accumulated other comprehensive loss	(5,494,790)	(2,805,195)
Total TOYO Co., Ltd Shareholders’ Equity	59,239,960	56,897,121
Non controlling interest	199,449	—
Total Equity	59,439,409	56,897,121
Total Liabilities and Equity	$239,799,700	$238,283,010

*	The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

The accompanying notes are an integral part of the consolidated financial statements.

TOYO Co., Ltd
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Year Ended December 31,		For the Period from its inception on November 8, 2022 through December 31,
	2024	2023	2022
Revenues from related parties	$127,271,262	$61,504,724	$—
Revenues from third parties	49,685,866	872,666	—
Revenues	176,957,128	62,377,390	—

Cost of revenues – related parties	(95,904,220)	(35,923,151)	—
Cost of revenues – third parties	(59,154,996)	(9,823,709)	—
Cost of revenues	(155,059,216)	(45,740,860)	—
Gross profit	21,897,912	16,636,530	—

Operating expenses
Selling and marketing expenses	(1,625,724)	(17,573)	—
General and administrative expenses	(11,412,152)	(4,632,009)	(187,422)
Total operating expenses	(13,037,876)	(4,649,582)	(187,422)

Income (loss) from operations	8,860,036	11,986,948	(187,422)

Other income (expenses)
Interest (expenses) income, net	(3,264,646)	(3,261,459)	583
Other income, net	586,167	1,163,666	—
Changes in fair value of contingent consideration payable	35,100,000	—	—
Total other income (expenses), net	32,421,521	(2,097,793)	583

Income (loss) before income taxes	41,281,557	9,889,155	(186,839)

Income tax expenses	(781,238)	—	—
Net income (loss)	$40,500,319	$9,889,155	$(186,839)
Less: net loss attributable to noncontrolling interests	(113,851)	—	—
Net income (loss) attributable to TOYO Co., Ltd’s shareholders	$40,614,170	$9,889,155	$(186,839)

Other comprehensive (loss) income
Foreign currency translation adjustment	(2,689,595)	(3,200,853)	395,658
Comprehensive income	$37,810,724	$6,688,302	$208,819
Less: net loss attributable to noncontrolling interests	(113,851)	—	—
Comprehensive income attributable to TOYO Co., Ltd’s shareholders	$37,924,575	$6,688,302	$208,819

Weighted average number of ordinary share outstanding– basic and diluted*	30,751,424	$41,000,000	$41,000,000
Earnings (loss) per share – basic and diluted*	$1.09	$0.24	$(0.00)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

The accompanying notes are an integral part of the consolidated financial statements.

TOYO Co., Ltd
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Attributable to TOYO Co., Ltd’s shareholders
	Ordinary shares		Additional	Retained Earnings	Accumulated other	Non-
	Number of shares*	Amount	paid-in capital	(Accumulated deficit)	comprehensive income (loss)	controlling interest	Total Amount
Balance as of its inception on November 8, 222	—	$—	$—	$—	$—	$—	$—
Capital injection from shareholders	41,000,000	4,100	7,635,319	—	—	—	7,639,419
Net loss	—	—	—	(186,839)	—	—	(186,839)
Foreign currency translation adjustments	—	—	—	—	395,658	—	395,658
Balance as of December 31, 2022	41,000,000	$4,100	$7,635,319	$(186,839)	$395,658	$—	$7,848,238
Capital injection from shareholders	—	—	42,360,581	—	—	—	42,360,581
Net loss	—	—	—	9,889,155	—	—	9,889,155
Foreign currency translation adjustments	—	—	—	—	(3,200,853)	—	(3,200,853)
Balance as of December 31, 2023	41,000,000	$4,100	$49,995,900	$9,702,316	$(2,805,195)	$—	$56,897,121
Reverse recapitalization	4,425,743	442	(851,791)	—	—	—	(851,349)
Reclassification of earnout shares	(13,000,000)	(1,300)	(39,715,700)	—	—	—	(39,717,000)
Capitalization of offering costs pursuant to reverse recapitalization	—	—	(2,572,889)	—	—	—	(2,572,889)
Issuance of ordinary shares to a private placement investor	1,100,000	110	5,999,990	—	—	—	6,000,100
Capital injection from shareholders	—	—	10,000	—	—	—	10,000
Capital injection from shareholders	—	—	10,000	—	—	—	10,000
Issuance of ordinary shares to independent directors	70,000	7	608,993	—	—	—	609,000
Asset acquisition by issuing a subsidiary’s shares	—	—	940,402	—	—	313,300	1,253,702
Net income	—	—	—	40,614,170	—	(113,851)	40,500,319
Foreign currency translation adjustments	—	—	—	—	(2,689,595)	—	(2,689,595)
Balance as of December 31, 2024	33,595,743	$3,359	$14,414,905	$50,316,486	$(5,494,790)	$199,449	$59,439,409

*	The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

The accompanying notes are an integral part of the consolidated financial statements.

TOYO Co., Ltd
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”)

	For the Year Ended December 31,		For the Period from its inception on November 8, 2022 through December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income (loss)	$40,500,319	$9,889,155	$(186,839)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	23,235,143	2,607,276	16
Loss from disposal of property and equipment	—	13,511	—
Amortization of right of use assets	289,198	114,614	1,060
Loss from early termination of lease agreement	29,186	—	—
Amortization of long-term prepaid expenses	171,419	180,192	29,573
Share-based compensation	609,000	—	—
Changes in fair value of contingent consideration payable	(35,100,000)	—	—
Inventory write down	2,536,668	—	—
Expense of offering cost allocated to contingent consideration payable	359,000	—	—
Changes in operating assets and liabilities:
Accounts receivable	(6,138,919)	—	—
Accounts receivable – related parties	(11,984,896)	—	—
Prepayments	(254,223)	(152,023)	—
Prepayments – a related party	23,635,352	(24,845,082)	—
Inventories	15,882,337	(40,728,301)	—
Other current assets	(1,427,492)	(87,263)	—
Long-term prepaid expenses	—	—	(7,984,714)
Other non-current assets	(171,353)	(22,655)	—
Accounts payable	3,034,220	2,079,725	798,471
Contract liabilities	3,183,138	540,481	—
Contract liabilities – a related party	(7,813,425)	29,340,608	—
Income tax payable	781,238	—	—
Due to related parties	(1,593,064)	3,267,670	1,685,008
Other payable and accrued expenses	(2,769,631)	5,404,730	65,983
Lease liabilities	(486,475)	(131,655)	2,639
Net cash provided by (used in) operating activities	46,506,740	(12,529,017)	(5,588,803)

Cash flows from investing activities:
Purchase of property and equipment	(42,501,403)	(114,113,439)	(243,937)
Purchase of property and equipment from a related party	(1,542,768)	(126,272)	—
Net cash used in investing activities	(44,044,171)	(114,239,711)	(243,937)

Cash flows from financing activities:
Capital injection from shareholders	10,000	42,360,581	7,639,419
Proceeds from private placement	6,000,100	—	—
Proceeds from bank borrowings	65,663,820	12,034,734	—
Repayment of bank borrowings	(39,546,161)	—	—
Proceeds from borrowings from a related party	5,000,000	93,571,624	—
Repayment of borrowings to a related party	(38,093,104)	—	—
Payments of offering costs	(1,124,374)	(1,817,310)	—
Net cash (used in) provided by financing activities	(2,089,719)	146,149,629	7,639,419

Effect of exchange rate changes on cash	(2,220,954)	(2,448,856)	258,769
Net (decrease) increase in cash	$(1,848,104)	$16,932,045	$2,065,448
Cash and restricted cash at beginning of year	18,997,493	2,065,448	—
Cash and restricted cash at end of year	$17,149,389	$18,997,493	$2,065,448

Supplemental cash flow information
Cash paid for interest expense	$3,316,100	$—	$—
Cash paid for income tax	$—	$—	$—

Noncash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$3,636,453	$473,014	$186,950
Payables related to purchase of property and equipment	$819,599	$34,743,940	$—
Payment of offering costs by a related party	$—	$81,025	$—
Accrual of offering costs	$—	$892,976	$—
Transfer of equity interest of a subsidiary in exchange for asset acquisition in Solar Texas	$1,253,702	$—	$—
Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$13,654,445	$18,035,405	$2,065,448
Restricted cash	1,878,267	82,195	—
Restricted cash, non-current	1,616,677	879,893	—
	$17,149,389	$18,997,493	$2,065,448

The accompanying notes are an integral part of the consolidated financial statements.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION

History of TOYO Co., Ltd

TOYO was incorporated on May 16, 2023, under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations on November 8, 2022, through its a wholly owned subsidiary TOYO Solar Company Limited (“TOYO Solar”, formerly known as “Vietnam Sunergy Cell Company Limited”), which is a limited liability company established under the laws of the Socialist Republic of Vietnam (“Vietnam”). TOYO and its subsidiaries (the “Company”) are primarily engaged in design, manufacture and sales of solar cells and solar modules and related businesses.

The accompanying consolidated financial statements reflect the activities of TOYO and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	Ownership	Principal Activities
Parent company:
TOYO	May 16, 2023	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of TOYO
TOPTOYO Investment Pte. Ltd. (“SinCo”)	April 26, 2023	Singapore	100% owned by TOYO	Investment holding
TOYO Solar	November 8, 2022	Vietnam	100% owned by SinCo	Design, manufacture and sales of solar cells and solar modules and related businesses
TOYO China Co., Ltd. (“TOYO China”)	November 20, 2023	China	100% owned by TOYO Solar	Sales of solar cells and solar modules and related businesses
TOYO Holdings LLC (“TOYO USA Holding”)	June 25, 2024	USA	100% owned by SinCo	Investment holding
TOYO America LLC (“TOYO America”)	August 29, 2024	USA	100% owned by TOYO USA Holding	Sales of solar cells and solar modules and related businesses
TOYO Solar LLC	August 29, 2024	USA	75.01% owned by TOYO USA Holding	Investment holding
TOYO Solar Texas LLC (formerly named as Solar Plus Technology Texas LLC, “TOYO Texas”)*	November 25, 2024	USA	100% owned by TOYO Solar LLC	Design, manufacture and sales of solar cells and solar modules and related businesses
TOYO Solar (Singapore) Pte. Ltd. (“TOYO Singapore”)	August 14, 2024	Singapore	100% owned by SinCo	Sales of solar cells and solar modules and related businesses
TOYO Solar Manufacturing One Member PLC (“TOYO Ethiopia”)	October 11, 2024	Ethiopia	100% owned by SinCo	Design, manufacture and sales of solar cells and solar modules and related businesses

*	TOYO Solar LLC acquired TOYO Texas on November 25, 2024 (Note 4)

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reorganization of TOYO

On February 27, 2024, TOYO completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of TOYO Solar prior to the reorganization. TOYO and 100% owned by SinCo were established as holding companies of TOYO Solar, and all of these entities are under common control which results in the consolidation of TOYO Solar, which have been accounted for as a reorganization of entities under common control at carrying value.

On February 23, 2024, the Company issued 41,000,000 ordinary shares, at par value of $0.0001 per share (the “Ordinary Shares”), to all existing shareholders on a pro rata basis.

The Company believed that it was appropriate to reflect the reorganization on a retroactive basis as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The Company has retroactively adjusted all share and per share data for all periods presented. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the consolidated financial statements.

History of Blue World Acquisition Corporation (“BWAQ”)

BWAQ is a blank check company incorporated as a Cayman Islands exempted company on July 19, 2021, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The registration statement for BWAQ’s Initial Public Offering (“Initial Public Offering”) was declared effective on January 31, 2022.

As a part of Business Combination, BWAQ merged with and into TOYOone Limited, a Cayman Islands exempted company and wholly-owned subsidiary of TOYO (“Merger Sub”), with Merger Sub continuing as the surviving company.

On December 31, 2024, Merger Sub was struck from the Registrar of Companies of the Cayman Islands and dissolved accordingly. Merger Sub was a holding company. The management believed the disposal of Merger Sub does not represent a strategic shift, in both operating and financing aspects, because it is not changing the way it is running its business. The Company has not shifted the nature of its operations or the major geographic market area. The management believed the deconsolidation of Merger Sub does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The dissolution is not accounted for as discontinued operations in accordance with ASC 205-20.

Business Combination with a SPAC

On August 10, 2023, BWAQ entered into the Agreement and Plan of Merger (the “Business Combination Agreement”) with TOYO, Merger Sub, SinCo, and TOYO Solar (together with TOYO, Merger Sub and SinCo, the “Group Companies”, or each individually, a “Group Company”), VSun Joint Venture Stock Company (“VSUN”), and Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”, together with VSUN, the “Shareholders”, or individually, a “Shareholder”).

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Business Combination with a SPAC (cont.)

Pursuant to the Business Combination Agreement, (a) the Group Companies, VSUN and Fuji Solar shall consummate a series of transactions involving the Group Companies, including (A) TOYO (“PubCo”) acquiring one hundred percent (100%) of the issued and paid-up share capital of 100% owned by SinCo from Fuji Solar in exchange for one (1) Ordinary Shares (and such transaction, the “Share Exchange”), and (B) 100% owned by SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of TOYO Solar from VSUN at an aggregate consideration of no less than $50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of PubCo, (ii) TOYO Solar shall become a wholly-owned subsidiary of SinCo; and (iii) immediately prior to the closing of the SinCo Acquisition, WA Global Corporation, a Cayman Islands exempted company (“WAG”), (ix) Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and (x) BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo” and together with WAG and Belta, collectively, the “Sellers”)shall hold an aggregate of 41,000,000 Ordinary Shares, representing all issued and outstanding share capital of PubCo, and (b) following the consummation of the Pre-Merger Reorganization, BWAQ shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company   (the “Merger”), as a result of which, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws. The Merger, the Pre-Merger Reorganization and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant Transaction Documents (as defined in the Business Combination Agreement) are collectively referred to as “Business Combination.”

Among the 41,000,000 Ordinary Shares, an aggregate of 13,000,000 shares held by the Sellers (“Earnout Shares”) were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination and will be released from the escrow account and delivered to Sellers as following:

a.	Following the closing of Business Combination, if the net profit, excluding changes in fair value of Earnout Shares, of PubCo for the fiscal year ending December 31, 2024 as shown on the audited financial statements of PubCo for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than $41,000,000, the 13,000,000 Ordinary Shares shall immediately become vested in full and be released from the escrow account to the Sellers, pro rata; and

b.	If the 2024 Audited Net Profit is less than $41,000,000, then (X) the portion of the ordinary shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) $41,000,000, multiplied by (ii) 13,000,000 ordinary shares, rounded up to the nearest whole number, shall become immediately vested and be released from the escrow account to the Sellers, pro rata, and (Y) the remaining portion of the 13,000,000 ordinary shares shall be surrendered or otherwise delivered by the Sellers to PubCo, pro rata, for no consideration or nominal consideration and cancelled by PubCo.

The Business Combination was consummated on July 1, 2024. Following the consummation of the Business Combination, the ordinary shares of TOYO commenced trading on the Nasdaq Stock Market on July 2, 2024, under the symbol “TOYO.”

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Business Combination with a SPAC (cont.)

Upon closing of the Business Combination, each Class A ordinary share of BWAQ was cancelled in exchange for the right to receive one ordinary share of TOYO, so TOYO had an aggregate of 46,095,743 of the Company’s ordinary shares issued, of which includes the Earnout Shares consisting of 13,000,000 of the Company’s ordinary shares deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination and will be released from the escrow account and delivered to the existing shareholders if the Company’s net profit for the year ended December 31, 2024 are equal to or in excess of $41,000,000 and the number of Earnout Shares to be released is based on the ratio of actual 2024 audited net profit to the benchmark amount of $41,000,000.

After giving effect to the Business Combination and the issuance of the ordinary shares described above, there were 46,095,743 ordinary shares issued and 33,095,743 ordinary shares outstanding (excluding 13,000,000 Earnout Shares) on July 1, 2024. TOYO has also capitalized offering cost of $2,572,889, which was recorded as reduction against additional paid-in capital. The Company also allocated offering cost of $359,000 to contingent consideration payable, which was expensed to the account of “general and administrative expenses” in the consolidated statements of operations and comprehensive income (loss) on July 1, 2024.

The reverse recapitalization is equivalent to the issuance of securities by the Company for the net monetary assets of BWAQ, accompanied by a recapitalization. The Company debited equity for the fair value of the net liabilities of BWAQ. In the subsequent financial statements after the Business Combination, the amounts of assets and liabilities for the period before the reverse recapitalization in financial statements, are presented as the Company’s and recognized and measured at their pre-combination carrying amounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and regulations of the Securities Exchange Commission (the “SEC”).

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Noncontrolling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and consolidated statements of operations and comprehensive income are attributed to controlling and non-controlling interests.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. There were no significant accounting estimates for the years ended December 31, 2024 and 2023, and for the period from its inception on November 8, 2022 through December 31, 2022.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet.

The reporting currency of the Company is U.S. dollars (“USD” or $”) and the accompanying consolidated financial statements have been expressed in USD.

In general, assets and liabilities of the Company whose functional currency is not the USD, are translated into USD, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company is recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity.

Translation of amounts from Vietnam Dong (“VND”) and Renminbi (“RMB”) into USD has been made at the following exchange rates for the respective periods:

	December 31, 2024	December 31, 2023
VND exchange rate for balance sheet items, except for equity accounts	25,488	24,270
RMB exchange rate for balance sheet items, except for equity accounts	7.2985	n/a

	For the Year Ended December 31,		For the Period from its inception on November 8, 2022 through December 31,
	2024	2023	2022
VND exchange rate for items in the statement of operations and comprehensive income, and statement of cash flows	25,056	24,270	23,633
RMB exchange rate for items in the statement of operations and comprehensive income, and statement of cash flows	7.1887	n/a	n/a

No representation is made that the VND and RMB amounts could have been, or could be, converted into USD at the rates used in translation.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

The Company’s financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

The Company’s financial instruments approximate their fair values because of the short-term nature of these instruments. Warrants (Note 14) and Earnout Shares (Note 16) were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

Cash

Cash primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdraw and use.

Restricted cash, current and non-current

As of December 31, 2024 and 2023, the restricted cash represented bank deposits pledged for a bank borrowing. The current restricted cash was restricted from withdrawal for a period less than 12 months from the date of deposit. The non-current restricted cash was restricted from withdrawal for a period of 3 years from the date of deposit.

Accounts receivable, net

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest. The Company had accounts receivable in the year of 2024.

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. As of December 31, 2022, the Company had no accounts receivable or other receivable, and the adoption of the guidance had no impact on the consolidated balance sheets or consolidated statements of operations and comprehensive income.

The management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of income and comprehensive income. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2024 and 2023, the Company did not provide expected credit losses.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Prepayments and prepayments to a related party

The prepayments represented advance payments for raw materials for the cell production. The Company initially recognizes prepayments when cash is advanced to suppliers. Subsequently, the Company derecognizes and reclassifies prepayments to inventories when control over the assets is transferred to and obtained by the Company.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the moving weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand, and specific customer requirements. The Company takes ownership, risks and rewards of the products. Write downs are recorded in ”Cost of revenues” in the consolidated statements of operations and comprehensive income. For the years ended December 31, 2024, 2023 and for the period from its inception on November 8, 2022 through December 31, 2022, the Company provided inventory provision of $2,536,668, $nil and $nil, respectively.

Deposits for property and equipment

The deposits for property and equipment represented advance payments for construction of plants and for machinery to be installed in the plants. The Company initially recognizes deposits for property and equipment when cash is advanced to suppliers. Subsequently, the Company derecognizes and reclassifies deposits for property and equipment to property and equipment when control over these construction services and machinery is transferred to and obtained by the Company.

Property and equipment, net

Property and equipment primarily consist of building, machinery, office equipment, vehicle and construction in progress. Building, machinery, office equipment and vehicle are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with nil residual value rate based on the estimated useful lives. The useful lives of property and equipment as follows:

Building	25 years
Machinery	2 – 6 years
Office equipment	2 – 5 years
Vehicle	5 – 6 years

The construction in progress was not depreciated until completion of construction and ready for use. Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2024, 2023 and for the period from its inception on November 8, 2022 through December 31, 2022.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) since its setup. In accordance with ASC 606, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Sales of solar cells

The Company officially commenced sales of solar cells to customers in the second half of 2023. The Company recognizes revenue generated from sales of solar cells at a point in time following the transfer of control of the solar cells to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The contracts with customers may contain provisions that require the Company to make liquidated damage payments to the customer if the Company fails to ship or deliver solar cells before scheduled dates. The Company recognizes these liquidated damages as a reduction of revenue. For the years ended December 31, 2024 and 2023, the Company did not incur such liquidation damages.

Sales agreements typically contain the assurance-type customary product warranties if defects in solar cells exceeds 0.4% of delivered quantity. The assurance-type product warranties are subject to ASC 450, Contingencies. As of December 31, 2024 and December 31, 2023, the Company did not accrue warranty liabilities.

Provision of facilitation services

The Company commenced provision of facilitation services for customer’ solar cell products in the second half of 2024. The Company is an agent in facilitation services, as it did not bear inventory risks or determine the product selling price in provision of services. The Company identifies one performance obligation in the agreements with customers. The commission rate and the amount of customer’ solar cell products sold are both explicitly stipulated in the agreements with customers. The Company recognizes revenue from facilitation services for the customers’ solar cells products at a point when the end customers accept the agreed solar cell products and the customers collect the fees from end customers.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liabilities

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of December 31, 2024, the Company had contract liabilities of $3,635,144 and $20,098,561 from third party customers and related party customers, respectively, which were expected to be recognized as revenues in the year ending December 31, 2025. As of December 31, 2023, the Company had contract liabilities of $530,817 and $28,815,934 from third party customers and related party customers, respectively, which were recognized as revenues in the year ended December 31, 2024.

For the years ended December 31, 2024 and 2023, the Company disaggregate revenue into two streams as the following table:

	For the Year Ended December 31,
	2024	2023
Revenues to related parties:
Sales of solar cells	$123,797,048	$61,504,724
Provision of facilitation services	3,474,214	—
	127,271,262	61,504,724
Revenues to third parties:
Sales of solar cells	49,685,866	872,666
	49,685,866	872,666
Total revenue	$176,957,128	$62,377,390

Cost of revenues

Cost of revenues primarily consist of cost of materials, employee salary and welfare expenses, and overheads which were attributable to the solar cells sold in the relevant periods.

General and administrative expenses

General and administrative expenses primarily consist of employee salary and welfare expenses, amortization of usage of infrastructure expenses and other expenses related to administrative functions.

Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2024, income tax returns for the tax years ended December 31, 2023 and 2022 remain open for statutory examination.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings (loss) per Share

In accordance with ASC 260, Earnings Per Share, basic net earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s earnout shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis.

Diluted net earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation in income (loss) periods should their effects be anti-dilutive. The Company had earnout shares and warrants, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted net earnings (loss) per share, the effect of the earnout shares is computed using the two-class method or the as-if converted method, whichever is more dilutive. The effect of warrants is computed using treasury stock method.

Operating leases

The Company adopted the ASU 2016-02, Leases (Topic 842) on its inception on November 8, 2022.

The Company leases its land use rights, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate on a collateralized basis for a similar term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2024 and 2023.

Asset acquisition

When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s books. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contingent consideration payable

Earnout share arrangement is classified as a liability or equity in accordance with ASC 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging, depending on the terms of the arrangement. If the arrangement is classified as a liability, it is initially measured at fair value and subsequently remeasured at each reporting date with changes in fair value recognized in earnings. If classified as equity, it is not remeasured after the initial recognition.

The fair value of contingent consideration is estimated using appropriate valuation techniques, including Monte-Carlo model, which involve significant judgment regarding future financial performance, volatility, expected years, and other assumptions.

The Company reviews and reassesses the fair value of contingent consideration at each reporting period until the contingency is resolved. Adjustments to the fair value are recorded in the consolidated statements of operations and comprehensive income (loss) under “Changes in fair value of contingent consideration payable”.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

Share-based compensation

The Company grants share options and restricted shares to its management and employees. The Company measures the cost of the share options and restricted shares based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the option agreement. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur.

Related party transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions.

Comprehensive income

A comprehensive income includes net income (loss) and other comprehensive income arising from foreign currency adjustments. Comprehensive income is reported in the statements of operations and comprehensive income.

Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC 450, Contingencies, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

The Company uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resource and assessing performance.

The Company operates and manages its business as a single operating and reportable segment. The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income (loss) when making decisions about allocating resources and assessing performances of the Company. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. The CODM reviews and utilizes these financial metrics together with non-financial metrics to make operation decisions, such as the determination of the fee rate at which the Company charges for its products and services and the allocation of budget between operating costs and expense.

The following table disaggregates the Company’s revenues by primary geographical markets based on the location of customers for the year ended December 31, 2024 and 2023. For the period since its inception on November 8, 2022 through December 31, 2022, the Company did not commence operations.

	For the Year Ended December 31,
	2024	2023
Asia	$171,705,064	$62,377,390
USA	5,252,064	-
Total	$176,957,128	$62,377,390

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting (cont.)

The following table disaggregates the geographic information of the Company’s long-lived assets, which consist of long-term prepaid expenses, deposits for property and equipment, property and equipment and operating lease right-of-use assets, as of December 31, 2024 and 2023.

	2024	2023
Vietnam	$110,203,576	$152,542,661
USA	37,909,237	—
Ethiopia	34,488,476	—
Total	$182,601,289	$152,542,661

Recently adopted accounting standards

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40), (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. We adopted ASU 2020-06 on January 1, 2024. The adoption of ASU 2020-06 did not have a material impact on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the annual period ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

The Company does not believe the above referenced recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and comprehensive income and cash flows.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2024, the Company held cash of $13,635,649 in the financial institutions, among which $4,150,438 were deposited in financial institutions located in Vietnam, $6,025,391 were deposited in financial institutions located in Singapore, $1,011,141 were deposited in financial institutions located in the USA, $1,095,566 were deposited financial institutions located in the Japan, $1,133,105 were deposited financial institutions located in the Ethiopia and $220,008 were deposited in financial institutions located in China.

Each bank account in Singapore is insured by government authority with the maximum limit of SG$100,000. Each bank account in the USA is insured by the Federal Deposit Insurance Corp. (“FDIC”) with the maximum limit of $250,000. Each bank account in Japan is insured by government authority with the maximum limit of JPY10,000,000. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $68,500). The bank accounts in Vietnam and Ethiopia are not insured.

To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in Vietnam which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

2) Foreign currency risk

As of December 31, 2024 and 2023, substantially all of the Company’s purchase and operating expenses activities and the Company’s assets and liabilities are denominated in VND, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the State Bank of Vietnam (“SBV”) or other authorized financial institutions at exchange rates quoted by SBV. Approval of foreign currency payments by the SBV or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of VND is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the Vietnam Foreign Exchange Trading System market.

3) Concentration risk

The Company commenced sales to customers since the second half of 2023. The Company has a concentration of its revenues with specific customers and accounts payable with specific vendors.

For the year ended December 31, 2024, one related party customer and one third party customer accounted for 66% and 10% of total revenues, respectively. For the year ended December 31, 2023, one related party customer accounted for 99% of total revenues.

As of December 31, 2024, two suppliers from third parties accounted for 17%, and 10% of accounts payable, respectively. As of December 31, 2023, four suppliers from third parties accounted for 30%, 15%, 12% and 11% of accounts payable, respectively.

For the year ended December 31, 2024, one related party supplier and one third party supplier accounted for 55.0% and 16.9% of total purchases of inventories, respectively. For the year ended December 31, 2023, one related party supplier and one third party supplier accounted for 64.5% and 14.8% of total purchases of inventories, respectively.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

3. LIQUIDITY CONDITION AND GOING CONCERN

As of December 31, 2024 and 2023, the Company had working capital deficits of $69,644,587 and $86,440,241, respectively. This condition raised substantial doubt about the Company’s ability to continue as a going concern.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

As of December 31, 2024, among the working capital deficits of $69,644,587, the Company had contract liabilities from both third party customers and related party customers of $23,733,705 and contingent consideration payable of $4,617,000 which would be settled in the Company’s ordinary shares. In addition, the Company had payable of $56,633,373 due to related parties which may be extended when due. Without these impacts, the Company would have an adjusted working capital of $15,339,491. In addition, the Company generated cash flow of $46,506,740 from its operating activities for the year ended December 31, 2024, and entered into borrowing agreements with financial institutions and related parties to borrow an aggregated amount of $70,663,820.

The Company’s liquidity is based on its ability to obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully raise more capitals and execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. Currently, the Company is working to improve its liquidity and capital sources mainly through borrowing from related parties and obtaining financial support from its principal shareholder who has agreed to continue providing funds for the Company’s working capital needs whenever needed.

In addition, in order to fully implement its business plan and sustain continued growth, the Company is also actively seeking financing from outside investors, borrowings from related parties and financial institutions. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditure, working capital, and other requirements. The Company has prepared the consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

4. ASSET ACQUISITION

On November 25, 2024, TOYO Solar LLC closed a Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”) with Solar Plus Technology, Inc., a Delaware corporation (“Solar Plus”) and SG Green Development Pte. Ltd., an entity organized under the laws of Singapore (“SG Green”).

Pursuant to the Membership Interest Purchase Agreement, Solar Plus agrees to sell to TOYO Solar LLC all of the issued and outstanding membership interests held by Solar Plus in TOYO Texas. The Company acquired TOYO Texas to construct a solar module plant in Texas. In exchange, TOYO Solar LLC agrees to issue to Solar Plus 24.99% equity interest in TOYO Solar LLC. As a result, Solar Plus indirectly held 24.99% equity interest in TOYO Texas.

Upon the closing of the Membership Interest Purchase Agreement, the Company, through TOYO Solar LLC, owned 75.01% equity interest in Solar Texas and controlled Solar Texas.

Upon the closing of the acquisition on November 25, 2024, the Company acquired the assets and assumed the liabilities at fair value as below:

November 25, 2024
Cash	$128
Prepayments for property and equipment	1,253,574
Operating lease right-of-use assets	33,108,460
Operating lease liabilities	(33,108,460)
Total	$1,253,702

The acquisition was determined to be an asset acquisition for accounting purposes because there were no input, process or output as of the closing date of acquisition. The fair value of share consideration is determined by reference to the fair value of the net assets of TOYO Texas. The Company recognized the assets and liabilities at fair value, with corresponding accounts recognized as additional paid-in capital of $940,402 and non-controlling interests of $313,300 based on equity interest held by TOYO USA Holding and Solar Plus.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31, 2024	December 31, 2023
Accounts receivable	$6,913,996	$—
Less: expected credit losses	—	—
Accounts receivable, net	$6,913,996	$—

For the year ended December 31, 2024, the Company did not provide expected credit losses against accounts receivable, as the balance was fully collected as of the date of this report.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

6. INVENTORIES, NET

Inventories, net consisted of the following:

	December 31, 2024	December 31, 2023
Raw materials	$3,317,887	$24,695,737
Finished goods	16,666,207	15,296,147
Goods in transit	—	8,108
Total inventories, net	$19,984,094	$39,999,992

For the year ended December 31, 2024, the Company provided inventory write-down of $2,536,668 against finished goods, because the carrying amount of certain finished goods were below net realizable value. For the year ended December 31, 2023 and for the period from its inception on November 8, 2022 through December 31, 2022, the Company did not provide inventory write-down.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31, 2024	December 31, 2023
Construction in progress	$10,320,596	$44,139,576
Machinery	116,977,275	84,976,059
Building	18,400,135	14,996,749
Office equipment	2,781,912	847,144
Vehicle	550,134	382,000
	149,030,052	145,341,528
Less: accumulated depreciation	(19,990,558)	(2,559,970)
	$129,039,494	$142,781,558

Depreciation expense was $23,235,143, $2,607,276 and $16 for the years ended December 31, 2024, 2023 and for the period from its inception on November 8, 2022 through December 31, 2022. For the year ended December 31, 2024, TOYO Solar transferred machinery of $27,395,942 to TOYO Ethiopia. These machinery were not accrued of depreciation expenses when they were en route. As of the date of this report, the machinery arrived in TOYO Ethiopia and were ready for production.

As of December 31, 2024, the Company collateralized all of its buildings in TOYO Solar with carrying value of approximately $17.6 million, and machinery with carrying amount of approximately $73.6 million for the long-term bank credit facility from BIDV (Note 10), among which machinery of approximately $24.9 million was transferred to TOYO Ethiopia and in progress of release from collateralization. As of December 31, 2023, all of the property and equipment were collateralized for the borrowings from BIDV.

As of December 31, 2024, the Company has drawn down loans of approximately $21.0 million from the long-term bank credit facility from BIDV and had unused line of credit of approximately $69.0 million.

As of December 31, 2023, the Company has drawn down loans of approximately $11.8 million for the long-term bank credit facility from BIDV and had unused line of credit of approximately $78.2 million.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

8. LONG-TERM PREPAID EXPENSES

In November 2022, the Company entered into an agreement with a third party. The agreement conveys the Company the right to use a piece of designated land (“Land Use Rights”) and the right to use certain public infrastructures within the industrial zones, for a period of 45 years maturing in October 2067. Pursuant to the agreement, the third party charged a total fee of $1.4 million for the Land Use Rights, which was accounted for as an operating lease right-of-use asset (Note 9), and a total fee of $8.2 million for the public infrastructures, respectively. As of December 31, 2023, the Company fully paid the service fees.

Because these public infrastructures were shared among all lessees in the industrial zone, the Company has no rights to obtain substantially all of the economic benefits from this public infrastructure. The Company recorded the total public infrastructure service fee as long-term prepaid expenses, and amortized the long-term prepaid expenses over 45 years in straight-line method.

Long-term prepaid expenses were comprised of the following:

	December 31, 2024	December 31, 2023
Prepaid expenses for public infrastructure	$7,583,098	$7,963,659
Less: accumulated amortization	(365,112)	(206,466)
Total	$7,217,986	$7,757,193

For the years ended December 31, 2024, 2023 and for the period from its inception on November 8, 2022 through December 31, 2022, the amortization expenses for long-term prepaid expenses is $171,419, $180,192 and $29,573, respectively.

9. OPERATING LEASE

In November 2022, the Company leased Land Use Rights in Vietnam under non-cancelable operating leases, with lease term of 45 years. The land is free of charge for the first five years and will be charged of rental fee of approximately $32,300 per annum. The Company constructed plants for manufacturing cells on the Land Use Rights. For the year ended December 31, 2023, the Company entered into certain staff dormitory lease agreements with third party lessors, all with a lease term of 3 years. For the year ended December 31, 2024, the Company terminated all long-term staff dormitory lease agreements with third party lessors.

For the year ended December 31, 2024, the Company entered into operating lease agreements for land, plant and offices in the USA (Note 4) and Ethiopia, with lease term ranging between 120 months and 125 months.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	December 31, 2024	December 31, 2023
Right of use assets	$36,627,800	$537,032

Operating lease liabilities, current	2,118,900	151,260
Operating lease liabilities, noncurrent	34,327,142	372,725
Total operating lease liabilities	$36,446,042	$523,985

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

9. OPERATING LEASE (cont.)

Other information about the Company’s leases is as follows:

	For the Year Ended December 31,		For the Period from its inception on November 8, 2022 through December 31,
	2024	2023	2022
Operating cash flows used in operating leases	$761,288	$173,267	$—
Weighted average remaining lease term (years)	10.5	32.4	44.9
Weighted average discount rate	7%	10%	11%

For the year ended December 31, 2024, operating lease expenses were $838,022, among which $271,485 was incurred for short-term lease. For the year ended December 31, 2023, operating lease expenses were $357,300, among which $216,177 was incurred for short-term lease. For the period from its inception on November 8, 2022 through December 31, 2022, operating lease expenses were $3,700, all of which was incurred for long-term lease.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2024:

December 31, 2024
For the year ending December 31, 2025	$2,989,212
For the year ending December 31, 2026	4,605,390
For the year ending December 31, 2027	4,774,323
For the year ending December 31, 2028	4,928,710
For the year ending December 31, 2029	5,112,725
Thereafter	26,669,922
Total lease payments	49,080,282
Less: Imputed interest	(12,634,240)
Present value of operating lease liabilities	$36,446,042

10. LINE OF CREDIT

On April 26, 2023, the Company entered into a three-year bank credit facility with BIDV, under which the Company can draw-down up to $90,000,000 by April 25, 2026. The interest rate for this credit facility was 9.5% per annum, subject to vary every six months. The interest rate was reduced to 8% since August 2023, and further reduced to 6.5% since March 2024 and to 6.3% since September 2024. As of December 31, 2024, the credit facility was collateralized by certain of the Company’s buildings and machinery (Note 7) and guaranteed by SinCo.

For the years ended December 31, 2024 and 2023, the Company has drawn down loans of approximately $14.7 million and $12.0 million for the long-term bank credit facility from BIDV, respectively. For the years ended December 31, 2024 and 2023, the Company repaid loans of approximately $4.8 million and $nil for the long-term bank credit facility from BIDV, respectively.

As of December 31, 2024, the Company has drawn down loans of approximately $21.0 million from the long-term bank credit facility from BIDV and has unused line of credit of approximately $69.0 million. Each loan is repayable upon maturity of the bank credit facility. As of December 31, 2023, the Company has drawn down loans of approximately $11.8 million from for the long-term bank credit facility from BIDV and has unused line of credit of approximately $78.2 million.

For the year ended December 31, 2024, the Company recognized interest expenses of $1,215,221 from long-term bank borrowings, among which $73,479 was capitalized in property and equipment. For the year ended December 31, 2023, the Company recognized interest expenses of $212,064, among which $90,526 was capitalized in property and equipment.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

10. LINE OF CREDIT (cont.)

Short-term bank credit facility

On January 31, 2024, the Company entered into a one-year revolving bank credit facility with BIDV, under which the Company can draw-down up to $100,000,000 by January 30, 2025. Each loan is repayable in five months. As of December 31, 2024, the Company has drawn down approximately $16.1 million from the short-term bank credit facility from BIDV and has unused credit facility of approximately $83.9 million. (Note 11).

In March 2025, The Company entered the revolving bank credit facility with BIDV, under which the Company can draw-down up to $30,000,000 by February 28, 2026. Each loan is repayable in five months. As of the date of this report, the Company has drawn down loans of approximately $19.4 million from the short-term bank credit facility from BIDV and has unused line of credit of approximately $10.6 million.

Letter of credit

In April 2025, the Company issued a letter of credit of $5.0 million, as security deposit, to landlord of a solar module plant in Texas. The letter of credit was collateralized with bank deposits of $5.0 million

11. SHORT-TERM BORROWINGS

In connection with the revolving bank credit facility the Company entered into with BIDV in January 2024 (Note 10), the Company has drawn down loans of approximately $50.9 million for working capital purpose for the year ended December 31, 2024. The borrowings bore interest rate ranging between 3.5% and 4% per annum. For the year ended December 31, 2024, the Company repaid loans of approximately $34.8 million.

For the year ended December 31, 2024, the Company recognized and fully paid interest expenses of $708,968.

12. INCOME TAXES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Singapore

SinCo and TOYO Singapore are subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

China

TOYO China is subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Vietnam

TOYO Solar is subject to Vietnam Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant Vietnam income tax laws. The Vietnam’s statutory, Enterprise Income Tax (“EIT”) rate is 20%.

Qualified as a High and New Technology Enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the first two years since the year ended December 31, 2023 when Company generated taxable income through year 2024. The Company is entitled to a preferential income tax rate of 10% for four years ended December 31, 2025 through 2028.

USA

For the U.S. jurisdiction, TOYO USA Holding, TOYO America, TOYO Solar LLC and TOYO Texas are subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

Ethiopia

TOYO Ethiopia is subject to corporate income tax for its business operation in Ethiopia. Tax on corporate income is imposed at a flat rate of 30%. Qualified as a High and New Technology Enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the year ended December 31, 2024.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

12. INCOME TAXES (cont.)

The income tax expenses consist of the following components:

	For the Year Ended December 31,		For the Period from its inception on November 8, 2022 through December 31,
	2024	2023	2022
Current income tax expenses	$781,238	$—	$—
Deferred income tax expenses	—	—	—
Total income expenses	$781,238	$—	—

The reconciliation of income tax expenses computed at the statutory tax rate applicable to income tax expenses is as follows:

	For the Year Ended December 31,		For the Period from its inception on November 8, 2022 through December 31,
	2024	2023	2022
Net income (loss) before tax	$41,281,557	$9,889,155	$(186,839)
Provision for income taxes at Vietnam statutory income tax rate (20%)	8,256,311	1,997,831	(37,368)
Effect of non-deductible expenses	1,835	99,413	29,844
Effect of preferential income taxes	(1,740,475)	(2,097,244)	7,524
Effect of different income tax rates in other jurisdictions	(5,951,672)	—	—
Effect of changes in tax rates	(259,743)	—	—
Effect of changes in valuation allowance	474,982	—	—
Effective income tax expenses	$781,238	$—	$—

The significant components of deferred taxes were as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Lease liabilities	$6,900,691	$—
Inventory write down	249,367	—
Net operating losses	245,205	—
Total deferred tax assets	7,395,263	—
Less: valuation allowance	(474,982)	—
Total deferred tax assets, net of valuation allowance	6,920,281	—

Deferred tax liabilities:
Right of use assets	(6,920,281)	—
Net deferred tax assets	$—	$—

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

12. INCOME TAXES (cont.)

The changes related to valuation allowance are as follows:

	For the Year Ended December 31,		For the Period from its inception on November 8, 2022 through December 31,
	2024	2023	2022
Balance at beginning of the year	$—	$—	$—
Additions	474,982	—	—
Reversals	—	—	—
Balance at end of the year	$474,982	$—	$—

Total net operating losses (NOLs) carryforwards of the Company’s PRC subsidiary is $488,213 as of December 31, 2024 will expire in calendar years 2025 through 2029, if not utilized. The NOLs carryforwards of the Company’s USA subsidiaries and Ethiopia subsidiary is $577,560 and $592,990, respectively, as of December 31, 2024, which can be carried forward without an expiration date.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Company’s history of losses and concluded that it is more likely than not that the Company will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of December 31, 2024 and 2023, a valuation allowance of $474,982 and $nil has been established respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2023 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

13. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions for the years ended December 31, 2024 and 2023, and for the period from its inception on November 7, 2022 through December 31, 2022, or recorded balances as of December 31, 2024 and 2023.

Name	Relationship with the Company
Fuji Solar Co., Ltd. (“Fuji Solar”)	Controlled by the controlling shareholder of the Company
VSUN	Controlled by Fuji Solar
Vietnam Sunergy (Bac Ninh) Company Limited (“VSun Bac Ninh”)	Wholly owned by VSUN
VSun Solar USA Inc. (“VSun USA”)	Wholly owned by VSUN
VSun China Co., Ltd. (“VSun China”)	Wholly owned by VSUN

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Year Ended December 31,		For the Period from its inception on November 8, 2022 through
	2024	2023	December 31,
Sales and service revenue from related parties
VSUN	$116,937,974	$61,504,724	$—
VSun China	4,743,878	—	—
VSun Bac Ninh	337,346	—	—
VSun USA	5,252,064	—	—
Total	$127,271,262	$61,504,724	$—
Purchase of raw materials from a related party
VSun China	$48,484,527	$49,601,203	$—
Purchase of machinery from a related party
VSun China	$1,542,768	$126,272	$—
Payment of operating expenses by related parties on behalf of the Company
VSUN	$59,802	$104,113	$61,069
VSun China (a)	—	—	26,996
Others	19,520	—	—
Total	$79,322	$104,113	$88,065
Repayment of operating expenses to a related party paid on behalf of the Company
VSUN	$148,000	$—	$—
Payment of offering cost by a related party on behalf of the Company
Fuji Solar (b)	$—	$1,179,129	$—
Repayment of offering cost paid by a related party on behalf of the Company
Fuji Solar (b)	$81,025	$1,098,104	$—
Prepayments of raw materials to a related party
VSun China (c)	$—	$24,845,082	$—
Payment of long-term prepaid expenses by a related party on behalf of the Company
VSUN	$—	$—	$1,596,943
Borrowings from related parties
VSUN (d)	$—	$93,571,624	$—
VSun USA (e)	5,000,000	—	—
Total	$5,000,000	$93,571,624	$—
Repayment of borrowings to a related party
VSUN (d)	$38,093,104	$—	$—
Accrual of interest expenses on borrowings from related parties
VSUN (d)	$1,382,890	$3,163,557	$—
VSun USA (e)	14,995	—	—
Total	$1,397,885	$3,163,557	$—
Repayment of interest expenses on borrowings from a related party
VSUN (d)	$1,391,911	$—	$—

(a)	For the period from its inception on November 8, 2022 through December 31, 2022, the operating expenses paid by VSun China on behalf of the Company represented the payroll expenses made to certain Chinese staff who worked for the Company.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

(b)

For the year ended December 31, 2023, Fuji Solar paid offering cost of $1,179,129 on behalf of the Company. In the same year, the Company repaid offering cost of $1,098,104 to Fuji Solar. For the year ended December 31, 2024, the Company repaid the remaining offering cost to Fuji Solar. As of December 31, 2024, the Company had no offering cost payable due to Fuji Solar.

(c)	For the year ended December 31, 2023, the Company also made prepayments of $24,845,082 to VSun China for raw materials, all which were delivered to the Company in the year of 2024. For the year ended December 31, 2024, the Company did not make prepayments to VSun China for raw materials.

(d)

For the year ended December 31, 2023, the Company borrowed loans of approximately $93.6 million (VND 2.2 trillion) from VSUN as working capital and payment for property and equipment. Each loan is matured in one year from borrowing. The interest rate of borrowings were 9.5% before August 2023, and reduced to 8% for August 2023 and further reduced to 7% since September 2023. For the year ended December 31, 2023, the Company accrued interest expenses of $3,163,557 on the borrowings.

For the year ended December 31, 2024, the Company did not borrow loans, while repaid loans of approximately $38.1 million (VND 954.5 billion) to VSUN. In December 2024, VSUN reduced the interest rate of borrowings to 2%, and applied the reduced interest rate to borrowings of 2023. For the year ended December 31, 2024, the Company reversed interest expenses of 2023 in the amount of $1,505,865 as a result of reduced interest rate of borrowings.

For the year ended December 31, 2024, the Company accrued interest expenses of $1,382,890 on the borrowings. For the year ended December 31, 2024, the Company paid interest expenses of $1,391,911 to VSUN.

(e)	In December 2024, the Company borrowed a loan of $5.0 million from VSun USA as payment for property and equipment in TOYO Texas. The loan is matured in December 2025. The interest rate of borrowings were 4.2% and is payable on maturity of the borrowing. For the year ended December 31, 2024, the Company accrued interest expenses of $14,995.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

Accounts receivable – related parties

Related party	Nature of balance	December 31, 2024	December 31, 2023
VSun China	Sales to the related party	$4,402,462	$—
VSUN	Sales to the related party	3,963,972	—
VSun USA	Sales to the related party	3,474,214	—
Total		$11,840,648	$—

Prepayments — a related party

Related party	Nature of balance	December 31, 2024	December 31, 2023
VSun China	Prepayments for raw materials	$—	$24,400,798

Contract liabilities — related parties

Related party	Nature of balance	December 31, 2024	December 31, 2023
VSUN	Advance for solar cells	$20,000,000	$28,815,934
VSun USA	Advance for solar cells	98,561	—
Total		$20,098,561	$28,815,934

Due to related parties

Related party	Nature of balance	December 31, 2024	December 31, 2023
VSUN	Borrowings	$50,059,338	$91,898,361
VSUN	Interest payable	1,469,301	3,106,985
VSUN (a)	Payment of public infrastructure services on behalf of the Company	—	1,592,732
VSUN	Payment of other operating expenses on behalf of the Company	70,219	163,159
VSun USA	Borrowings	5,000,000	—
VSun USA	Interest payable	14,995	—
Fuji Solar	Payment of offering costs on behalf of the Company	—	79,577
Others	Payment of other operating expenses on behalf of the Company	19,520	26,925
Total		$56,633,373	$96,867,739

(a)	Pursuant to the agreement of using public infrastructure (Note 8), the Company was obliged to pay public infrastructure service fees of approximately $8.2 million (VND 193.3 billion). As of December 31, 2024 and December 31, 2023, the Company had payables of $nil and $1.6 million, respectively, due to VSUN.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. EQUITY

Ordinary shares

a)	Reorganization of TOYO

TOYO’s authorized share capital is 500,000,000 ordinary shares of par value of US$0.0001 per share.

On February 23, 2024, the Company issued 41,000,000 ordinary shares, at par value of $0.0001 per share, to all existing shareholders on a pro rata basis.

The issuance of 41,000,000 shares was considered as being part of the reorganization of the Company and was retroactively applied as if the transaction occurred at the beginning of the period presented. No cash or other consideration was paid for the issuance of 41,000,000 ordinary shares. All the existing shareholders and directors of the Company consider this share issuance was part of the Company’s reorganization to result in 41,000,000 ordinary shares issued and outstanding prior to completion of the Business Combination.

b)	Earnout shares

Among the 41,000,000 ordinary shares, an aggregate of 13,000,000 ordinary shares were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination and will be released from the escrow account and delivered to the existing shareholders as following:

(a)	Following the closing of Business Combination, if the net profit, excluding changes in fair value of Earnout Shares, of PubCo for the fiscal year ending December 31, 2024 as shown on the audited financial statements of PubCo for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than $41,000,000, the 13,000,000 ordinary shares shall immediately become vested in full and be released from the escrow account to the existing shareholders, pro rata; and

(b)	If the 2024 Audited Net Profit is less than $41,000,000, then (X) the portion of the ordinary shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) $41,000,000, multiplied by (ii) 13,000,000 ordinary shares, rounded up to the nearest whole number, shall become immediately vested and be released from the escrow account to the existing shareholders, pro rata, and (Y) the remaining portion of the 13,000,000 ordinary shares shall be surrendered or otherwise delivered by the existing shareholders to PubCo, pro rata, for no consideration or nominal consideration and cancelled by PubCo.

Upon the closing of the Business Combination, the 13,000,000 ordinary shares were held in escrow account, accordingly, the 13,000,000 shares were deemed as issued but not outstanding shares as of December 31, 2024 for accounting purposes and for earnings per share computations.

c)	Business Combination with BWAQ

On July 1, 2024, as part of the Business Combination between the Company and BWAQ, the Company issued 4,425,743 ordinary shares to the shareholders of BWAQ, among which 1,796,328 ordinary shares were issued to the sponsor of BWAQ, 530,066 ordinary shares were issued to Fuji Solar, 717,035 ordinary shares were issued to private shareholders, 949,714 shares of ordinary shares were issued to public shareholders of BWAQ, 412,600 ordinary shares were issued to the underwriter, 20,000 ordinary shares were issued to two independent directors of BWAQ.

d)	Share-based compensation

On June 28, 2024, the Company entered into share-based compensation with three independent directors of BWAQ, pursuant to which the Company granted 70,000 ordinary shares to the three independent directors as compensation for past expenses. The Company recognized compensation expenses of $609,000 based on the closing market price prevailing on June 28, 2024. The Company issued the shares on July 1, 2024.

e)	PIPE purchase agreement

On March 6, 2024, the Company entered into a share purchase agreement (as amended on June 26, 2024, the “PIPE Purchase Agreement”) with BWAQ and a certain investor, NOTAM Co., Ltd., a Japanese corporation (the “PIPE Investor” or “NOTAM”), in connection with the Business Combination. Pursuant to the PIPE Purchase Agreement, NOTAM agrees to purchase a total of 600,000 ordinary shares (the “NOTAM PIPE Shares”), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000. The PIPE Amendment provides that the Company agrees to, conditioned on the PIPE Closing (as defined in the PIPE Purchase Agreement) and the Merger Closing, issue additional Ordinary Shares to NOTAM, issued up to 500,000 ordinary shares to NOTAM at purchase price of $100 if the average closing price of ordinary shares did not meet agreed prices. On July 1, 2024, the Company closed the PIPE Purchase Agreement, issued 600,000 ordinary shares in exchange of $6,000,000 from NOTAM. The NOTAM PIPE Shares were embedded features which are clearly and closely related to ordinary shares issued to the shareholders of the Company upon closing of the Business Combination. On August 9, 2024, the Company issued additionally 500,000 ordinary shares to NOTAM pursuant to the PIPE Purchase Agreement at a total purchase price of $100.

As of December 31, 2024 and 2023, the Company had 46,595,743 and 41,000,000 ordinary shares issued, respectively. As of December 31, 2024 and 2023, the Company had 33,595,743 and 41,000,000 ordinary shares outstanding, respectively.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. EQUITY (cont.)

Public Warrants

Pursuant to BWAQ’s initial public offering on February 2, 2022, BWAQ sold 9,200,000 units (the “Public Units”). Each Public Unit consists of one ordinary share (“Public Share”), one half of one redeemable warrant (“Public Warrant”) and one right (“Public Right”). Each whole Public Warrant entitled the holder to purchase one ordinary share at an exercise price of $11.50 per share. Each Public Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a business combination or earlier upon redemption or liquidation.

The Public Warrants became exercisable after the consummation of the Business Combination between the Company and BWAQ on July 1, 2024. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●

if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $16.50 per share (as adjusted for share dividends, share splits, share aggregation, extraordinary dividends, reorganizations, recapitalizations and the like), for any 20 trading days within any 30-trading day period commencing after the warrant become exercisable and ending one the third trading day prior to the date on which notice of redemption is given to warrant holders (the “Force-Call Provision”), and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-days trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company call the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

As the Public Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2024, the Company had 4,600,000 Public Warrants outstanding.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. EQUITY (cont.)

Private Warrants

Simultaneously with the closing of the initial public offering of BWAQ, BWAQ also sold 424,480 Private Placement Units in a private placement. Each Private Placement Unit consists of one ordinary share (“private placement share”), one half of one redeemable warrant (“Private Warrant”) and one right (“Private Right”). Each whole Private Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

The Private Placement Units are identical to the Public Units being sold in the initial public offering of BWAQ except that Private Placement Units will not be transferable, assignable or saleable until 30 days after the completion of the business combination and will be entitled to registration rights.

As the Private Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2024, the Company had 212,240 Private Warrants outstanding.

Other Warrants

On July 1, 2024, the Company issued 315,543 units (the “Other Units”) to BWAQ former shareholders and other affiliates to settle promissory notes payable. Each Other Unit consists of one ordinary share, one half of one redeemable warrant (“Other Warrant”) and one right (“Other Right”). Each whole Public Warrant entitled the holder to purchase one ordinary share at an exercise price of $11.50 per share. Each Other Right entitles the holder to receive one-tenth (1/10) of one ordinary share immediately upon consummation of the business combination.

The Other Units are identical to the Private Units. As the Other Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2024, the Company had 157,767 Other Warrants outstanding.

Public Rights, Private Rights and Other Rights

Each holder of a Public Right and Private Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a business combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a business combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the Business Combination of the Company and BWAQ, the Company issued 920,000 ordinary shares, 42,448 ordinary shares and 33,919 ordinary shares in connection with an exchange of Public Rights, Private Rights and Other Rights, respectively. The Company recorded the issuance of ordinary shares at par value with corresponding account charged to additional paid-in capital.

15. EARNINGS (LOSS) PER SHARE

For the year ended December 31, 2024, the Company has determined that the 13,000,000 ordinary shares held in escrow account as earnout shares are participating securities as the earnout shares participate in undistributed earnings on an as-if-converted basis. The holders of the earnout shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Company uses the two-class method of computing net income per share, for ordinary shares and earnout shares according to the participation rights in undistributed earnings. For the year ended December 31, 2024, the Company applied treasury method in computing loss per share for ordinary shares and warrants.

For the year ended December 31, 2024, the outstanding warrants, including Public Warrants, Private Warrants and Other Warrants, were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

15. EARNINGS (LOSS) PER SHARE (cont.)

The Company had 13,000,000 and nil unvested Earnout Shares outstanding as of and for the years ended December 31, 2024 and 2023, respectively. The Earnout Shares contain a non-forfeitable right to dividends and hence are considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to ordinary shareholders.

The following table sets forth the computation of basic and diluted (loss) earnings per share for the years ended December 31, 2024 and 2023 and for the for the period from its inception on November 8, 2022 through December 31, 2022:

	For the Year Ended December 31,		For the Period from its inception on November 8, 2022 through December 31,
	2024	2023	2022
Net income (loss) attributable to TOYO Co., Ltd’s shareholders	$40,614,170	$9,889,155	$(186,839)
Less: Net income attributable to holders of earnout shares	7,086,765	-	-
Net income (loss) attributable to TOYO Co., Ltd’s ordinary shareholders	$33,527,405	$9,889,155	$(186,839)
Weighted average number of ordinary share outstanding – basic and diluted	30,751,424	41,000,000	41,000,000
Earnings (loss) per share – basic and diluted	$1.09	$0.24	$(0.00)

16. COMMITMENTS AND CONTINGENCIES

Legal proceeding

On December 6, 2024, Shanghai Jinko Green Energy Enterprise Management Co, Ltd and Zhejiang Jinko Solar Co., Ltd. (collectively “JINKO”) filed with the United States District Court for the Northern District of California, against Abalance Corporation, the Company’s ultimate shareholder, and its seven subsidiaries, including the Company. JINKO alleged that VSUN’s solar panel products (including TOPCON N-type solar panels) allegedly utilize JINKO’s patented technologies without authorization. JINKO asserts that the lawsuit was filed to recover damages for both past and future losses resulting from VSUN’s patent infringement.

Abalance Corporation and its subsidiaries will continue to respect intellectual property rights and has initiated consultations with a specialized U.S. patent law firm regarding this matter. Abalance Corporation and its subsidiaries are thoroughly examining the plaintiff’s claims and demands while asserting the legitimacy of our group’s position in this litigation. At this point, it is difficult to anticipate the potential impact of this lawsuit on the Company’s consolidated financial results.

Capital commitments

As of December 31, 2024, the Company entered into certain construction agreements with vendors to build its plant in Vietnam, Texas and Ethiopia. Future minimum capital payment under non-cancellable agreements are as follows:

Minimum capital payments
For the twelve months ending December 31, 2025	$46,387,655
For the twelve months ending December 31, 2026	4,762,986
For the twelve months ending December 31, 2027	44,405,785
Total	$95,556,426

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

16. COMMITMENTS AND CONTINGENCIES (cont.)

Contingent consideration

On February 23, 2024, the Company issued 41,000,000 shares of ordinary shares, at par value of $0.0001 per share, to all existing shareholders on a pro rata basis. Among the 41,000,000 shares of ordinary shares, an aggregate of 13,000,000 shares of ordinary shares were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination (Note 1).

The 13,000,000 ordinary shares are determined as contingent consideration in connection with the reverse recapitalization. The number of ordinary shares released from the 13,000,000 ordinary shares depends on the ratio of actual 2024 Audited Net Profit, excluding changes in fair value of Earnout Shares, of PubCo for the fiscal year ending December 31, 2024 as shown on the audited financial statements of PubCo for the fiscal year ending December 31, 2024, to the benchmark amount of $41 million, which precluded from the equity classification under ASC 815. The contingent consideration is classified as a liability, with subsequent changes in fair value charged to the consolidated statements of operations and comprehensive income.

The fair value of Earnout Shares was determined using a Monte Carlo simulation model. This approach took into account (i) the share price on July 1, 2024 and December 31, 2024, (ii) the discount for lack of marketability (“DLOM”). According to the agreement, the share consideration to be issued to the existing equity holders in the business combination will be subject to a lock-up. The lock-up will be staggered, with 50% locked up for 18 months, 30% locked up for 12 months, and 20% lock-up for 6 months and (iii) expected ratio of actual 2024 Audited Net Profit.

The following table summarizes the assumptions used in estimating the fair value of the Earnout Shares on July 1, 2024 and December 31, 2024.

	December 31, 2024	July 1, 2024
Stock price	$3.38	$4.24
Expected volatility (%)	46.89% - 55.37%	40.60% - 46.94%
Expected terms (in years)	0.5 – 1.5	0.5 – 1.5
Expected dividends (%)	0%	0%

The fair value of contingent consideration on July 1, 2024 and December 31, 2024 was estimated at $39,717,000 and $4,617,000, respectively. For the year ended December 31, 2024, the Company recognized a decrease in fair value of $35,100,000 in the consolidated statements of operations and comprehensive income.

Based on the 2024 Audited Net Profit, which excludes changes in fair value of Earnout Shares, the Company expected an aggregate of 1,712,297 Earnout Shares to become vested in full and to be released from the Earnout Escrow Account to the Sellers, and the remaining 11,287,703 Earnout Shares to be surrendered to TOYO for no consideration and cancelled by TOYO after the filing of this annual report.

17. SUBSEQUENT EVENTS

In April 2025, Solar Plus Technology, Inc. (Note 4) made additional capital contribution of $4.0 million in TOYO Texas.

In April 2025, the Company issued a letter of credit of $5.0 million, as security deposit, to landlord of a solar module plant in Texas. The letter of credit was collateralized with bank deposits of $5.0 million

In March 2025, the Company entered the revolving bank credit facility with BIDV, under which the Company can draw-down up to $30,000,000 by February 28, 2026. Each loan is repayable in five months. As of the date of this report, the Company has drawn down loans of approximately $19.4 million from the short-term bank credit facility from BIDV and has unused credit facility of approximately $10.6 million.

On February 26, 2025, the Company also issued certain warrants to AUM Media Inc. exercisable for 50,000 Ordinary Shares at an exercise price of $5.50 per share for a period of three years till February 26, 2028 (the “AMI Warrants”). To the extent such Warrants or AMI Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the then-existing holders of Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Ordinary Shares.