Form 20-F
period 2025-12-31
TOYO Co., Ltd
filed 2026-04-01
CIK 1985273

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Takahiko Onozuka

Telephone: +81 3-6433-2789

Email: IR@toyo-solar.com

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

As of December 31, 2025, the issuer had 37,758,997 ordinary shares issued and outstanding (including 1,046,957 unvested restricted shares subject to forfeiture and cancellation).

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

We are an early-stage company incorporated in November 2022 to separate the solar cell and module production businesses from VSUN, our affiliate and a majority-owned subsidiary of Fuji Solar. Our solar cell plant Vietnam has commenced commercial production since the second half of 2023 and achieved its full 2GW annual capacity. Our solar cell plant in Ethiopia has commenced production since April 2025 with 2GW annual capacity at its phase 1 site, and we reached the total capacity to 4GW by the end of the third quarter of 2025 at a selected phase 2 site. We also leased a facility located in Texas to accommodate our solar module production. We completed the construction for the first 1GW capacity and commenced production in October 2025 at the Texas plant. We expect to achieve a total of 2GW solar module production capacity at the Texas plant by the end of 2026. We also plan to further increase our solar cell production capacity, and due to the market conditions and regulations development, we are assessing the timing and venues for our expansion plan. Currently, the management is actively observing and analyzing the recent changes and development in relevant regulations and government policies and environmental conditions and evaluating the construction plan, as well as construction cost and customer demands, and expects to commence the construction when there is more clarity in the relevant regulations and government policies. Our operating history may be too short to give you a sufficient basis for evaluating our business, financial performance and prospects. We may not be able to achieve similar results or growth in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

We derived revenue from sales of solar cells since the second half of 2023, substantially of which was from sales of solar cells to VSUN, our affiliate, during the years ended December 31, 2025, 2024 and 2023, with whom we do not enter into long-term contracts. If we do not diversify our customer base in the near future, or if we lose VSUN as our customer, our business may be materially adversely affected.

As an early-stage company, we manufacture and supply our solar cells under the “TOYO Solar” brand to our affiliate VSUN and a select group of PV module manufacturers. We derived revenue from sales of solar cells to these customers since the second half of 2023, a majority of which was from the sales to VSUN, our affiliate, during the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025, we have entered into supply agreements with over 50 third-party solar cell customers, an increase of 60% from 45 third-party cell customers from the year of 2024, and are in active negotiation with several potential customers to supply our solar cells, respectively. See “Item 4. Information on The Company – B. Business — Customers and Sales — Existing and Future Arrangements with VSUN” for more details. Loss of business from VSUN or other future major customers could reduce our revenues and significantly harm our business. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our revenue and may experience fluctuations in the distribution of the revenue among our largest customers. The volume of sale to specific customers is likely to vary from year to year. A major customer in one year may not provide the same level of revenues for us in any subsequent year. For additional concentration risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Concentration risk.”

We have incurred operating losses historically, and we may in the future incur significant additional expenses and operating losses.

As an early-stage company incorporated on November 8, 2022, we have incurred operating losses historically and have a history of negative operating cash flows. We recorded a net income of $9.9 million, $40.5 million and $37.2 million for the years ended December 31, 2023, 2024 and 2025, respectively. Among the net income of $40.5 million for the year of 2024, an income of approximately $35.1 million was recognized for a decrease in fair value of contingent consideration payable. Among the net income of $37.2 million for the year of 2025, a share-based compensation expenses of approximately $13.7 million was recognized. There can be no assurance that we will achieve profitability and/or maintain profitability in the future. Our potential profitability is particularly dependent upon the growth of the market for solar energy solutions, which may not occur at the levels we currently anticipate or at all. There can be no assurance that our future cashflows from operating activities or financing activities including equity financing will be sufficient to support the ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not meet the strategic plans, we will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives.

If we are not able to successfully manage our growth strategy, our business operations and financial results may be adversely affected.

Our expected future growth presents numerous managerial, administrative and operational challenges. Our ability to manage the growth of our operations will require us to continue to improve our management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate, and retain both our management and professional employees. Incorporated in November 2022, we are in a nascent journey of growing our business, recruiting employees and transferring certain employees from VSUN to TOYO Solar in connection with the separation of solar cell and module businesses from VSUN. Furthermore, we will need to establish our relationships with customers, suppliers and other third parties and enter into relevant commercial agreements that are critical to our business growth. We are preparing ourselves for the manufacturing of solar PV modules for sales in the United States, allowing our affiliate VSUN to focus on ex-U.S. PV module markets. We commenced production of solar module production with 1GW production capacity in October 2025 at the Texas plant and expect to achieve a total of 2GW solar module production capacity at the Texas plant by the end of 2026. As of the date of this annual report, we are in the process of negotiating a non-compete arrangement with VSUN memorializing such strategy and understanding. We cannot assure you that our planned operations, personnel, systems, internal procedures and controls will be able to support our future growth as expected. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to competitive pressures, and our results of operations may be adversely affected.

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

If we are no longer able to benefit from the competitive edge from our relationship with VSUN, our business may be adversely affected.

VSUN, our affiliate, is a specialized PV modules producer with an established presence and brand recognition in regions including the United States, Europe and Asia. We have derived business and financial support from our affiliates. See “Item 7.B.– Related Party Transactions” for further details. We manufacture and supply our solar cells under the “TOYO Solar” brand to our affiliate VSUN and a select group of PV module manufacturers. In September 2025, we acquired VSUN brands. We plan to supply our solar PV modules, initially in collaboration with VSUN, leveraging its experience and certification. Later, we will independently manufacture and supply PV modules under the VSUN brand. However, we cannot assure you that we will continue to maintain our relationship with certain affiliates in the future. To the extent we cannot maintain our cooperative relationship with our affiliates on reasonable terms or at reasonable prices or at all, we will need to source other partners to provide services or financial support, which could result in material and adverse effects to our business and results of operations. In addition, any event or publicity that adversely affects the business or reputation, including litigation, regulatory or other matters, of our affiliates, could also have an adverse impact on our brand and reputation, even if such event or publicity is not associated with our products and services. We may incur additional costs in addressing such matters regardless of merit or outcome. This may also divert our management’s time and attention.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

We recorded positive income for the years ended December 31, 2023, 2024 and 2025. For the years ended December 31, 2023, 2024 and 2025, we reported a net income of $9.9 million, $40.5 million and $37.2 million, respectively. Among the net income of $40.5 million for the year of 2024, an income of approximately $35.1 million was recognized for a decrease in fair value of contingent consideration payable. Among the net income of $37.2 million for the year of 2025, a share-based compensation expenses of approximately $13.7 million was recognized. As of December 31, 2025, 2024 and 2023, we had working capital deficits of approximately $123.9 million, $69.6 million and $86.4 million, respectively. This condition raises substantial doubt about our ability to continue as a going concern. Our liquidity is based on our ability to generate cash from operating activities to fund our general operations and capital expansion needs. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute our business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

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

While we are headquartered in Japan, we have constructed a solar cell plant in Vietnam and established a new solar cell plant in Ethiopia and a solar module plant in Texas, U.S. We are also analyzing and evaluating the timing and venues to further expand to build our solar cell plants. The current and future manufacturing, marketing, distribution and sale of our products internationally, as well as the construction and operation of our manufacturing facilities internationally may expose us to a number of risks, including those associated with:

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

Recently, the U.S. government and President Trump have made public statements and taken certain actions indicating significant changes in U.S. trade policy, including imposing new or increased tariffs on certain goods imported into the United States. We currently have three plants located in Vietnam, Ethiopia and Texas, U.S. U.S. will continue to be an important market for us. It is uncertain if there will be any changes to the imposed tariffs, with respect to the subject countries, products or rates, and how would those tariff impact our operations. Furthermore, changes in U.S. trade policy could trigger retaliatory actions by affected countries, which could impose restrictions on our ability to purchase and import raw material or equipment from other countries to the U.S. to our solar module plant in Texas. As of the date of this annual report, we cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. Any additional tariffs imposed on our products, raw material or equipment for our plants could have a material adverse effect on our business, results of operations and financial position.

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

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. The price of polysilicon increased significantly in 2020 due to the supply shortage of polysilicon. In the first half of 2020, supply of polysilicon was negatively affected by the decreasing downstream demand due to the COVID-19 pandemic. In the second half of 2020, the production capacity of polysilicon of some key manufacturing facilities reduced due to the explosion accidents and maintenance activities, which further intensified the supply shortage. The price of the polysilicon began to decline in the first quarter of 2023, which stimulated the module demand globally. In 2025, the price of polysilicon remained relatively stable throughout the year, without the significant volatility seen in prior periods.

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

In particular, we are dependent on VSUN’s subsidiary as a crucial supplier of monocrystalline silicon wafer, which accounted for approximately 28.5%, 55.0% and 64.5% of our total purchase of inventories for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, one third party supplier accounted for approximately 16.9% and 14.8% of our total purchase of inventories for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2025, no third party supplier accounted for more than 10% of our total purchase of inventories. Monocrystalline silicon wafer is the critical material for the production of solar cells, and we may not be able to find replacements or immediately transition to alternative suppliers if necessary. If our supplier delays or discontinues the manufacture of monocrystalline silicon wafer, we may experience delays in shipments, increased costs and cancellation of orders for our products. Failure to establish cost-effective alternative suppliers within reasonable timeframes, or encountering difficulties in sourcing monocrystalline silicon wafers from other third parties, could have adverse effects on our business and operational performance. For additional concentration risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Concentration risk.”

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

Our success depends on our ability to use and develop our technology and know-how, and to manufacture and sell our solar cell and/or solar PV module products or otherwise operate our business in the solar industry without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. Please see “Item 4. Information on the Company – B. Business Overview – Legal Proceedings” of this annual report for more information. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

We may become involved in legal proceeding that could have a material adverse effect on our business.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including litigation and claims and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even when we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition and results of operations. In addition, there might be legal proceedings against our affiliates that might have potential effect on us. For example, in March 2024, Abalance, our controlling shareholder, made corrections to its prior-period financial statements regarding the accounting treatment of paid-in-kind transactions at its subsidiary, WWB Corporation and commenced related internal investigations on its corporate governance and internal control. In connection with the events, in January 2026, Tokyo Stock Exchange, Inc. (“TSE”) fined Abalance for violation of its listing agreement with TSE in the amount of ¥43.2 million (approximately $0.27 million) and among others, requested Abalance to remediate its internal control. We are not a party to the paid-in-transactions involved in the Abalance investigation, nor did we be aware of any penalties or notice from TSE against us.

In addition, our share price may be volatile, and in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations. Any adverse determination in securities litigation could also subject us to significant liabilities. As of the date hereof, except as otherwise disclosed in the accompanying prospectus, we do not believe we are subject to any material litigation or legal proceedings.

Members of our management team may be involved in legal proceedings or regulatory actions relating to themselves, or their business activities, or the business affairs of us or other companies with which they are, were or may in the future be affiliated with, which may divert their attention from our business and negatively impact us.

Members of our management team may be involved in legal proceedings or regulatory actions relating to themselves, or their business activities, or the business affairs of us or other companies with which they were, are or may in the future be affiliated with. Any such legal proceedings or regulatory actions may divert our management team’s attention and resources away from managing our business and operations, and may be detrimental to our reputation, and as a result negatively affect our ability to raise additional capital or execute our business plans.

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

As of the date of this annual report, TOYO had Warrants to purchase an aggregate of 4,970,007 Ordinary Shares. Each Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of Ordinary Shares. On February 26, 2025, TOYO also issued certain warrants to AUM Media Inc. exercisable for 50,000 Ordinary Shares at an exercise price of $5.50 per share for a period of three years till February 26, 2028 (the “AUM Warrants”). To the extent such Warrants or AUM Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the then-existing holders of Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Ordinary Shares.

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

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”

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

In connection with the audit of our financial statements as of December 31, 2025, and for the year ended December 31, 2025, we have identified material weaknesses in our internal controls over financial reporting, which we have a plan to further address. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Our corporate actions that require shareholder approval will be substantially controlled by its controlling shareholder, who will have significant influence over such matters, and their interests may not be aligned with the interest of other shareholders.

As of the date of this annual report, Mr. Junsei Ryu, our former chief executive officer and chairman of the board of directors, controls 80% of our issued and outstanding ordinary shares. For so long as Mr. Junsei Ryu continues to control shares representing a majority of our voting power, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, and control or exert significant influence on the composition of the board of directors. Junsei Ryu’s interests may not be aligned with the interests of other shareholders of TOYO. We might be prevented from entering into transactions that could be beneficial to us without the consent of Junsei Ryu. This concentration of voting power may also discourage, delay or prevent a change in control of TOYO, which could deprive shareholders of an opportunity to receive a premium for the Ordinary Shares as part of a sale of TOYO and may significantly reduce the price of Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited as TOYO is incorporated under the law of the Cayman Islands. TOYO conducts substantially majority of its operations, and a majority of its directors and executive officers reside, outside of the United States.

TOYO is an exempted company incorporated under the laws of the Cayman Islands and conducts a portion of its operations through its subsidiary, TOYO Solar, outside the United States. Substantially majority of our assets are located outside of the United States, although, in November 2024, we acquired TOYO Solar Texas LLC, formerly named as Solar Plus Technology Texas LLC, a Texas limited liability company, with a leased facility located in Texas, which commenced the commercial production of solar module in October 2025. A majority of our officers and directors reside outside the United States and a portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Mr. Junsei Ryu, our former chief executive officer and chairman of the board of directors, controls approximately 80% of the aggregate voting power of our total issued and outstanding share capital, without taking into account of potential source of dilution. As a result, we are a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as TOYO remains a “controlled company,” it may elect not to comply with the following corporate governance requirements:

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

To facility the operations and business development plan, TOYO has established the following subsidiaries:

(1)	TOYO CHINA CO., LTD. (“TOYO China”) was incorporated on November 20, 2023 in China, as a wholly owned subsidiary of TOYO Solar. TOYO China’s principal business is sales of solar cells and solar modules and related businesses.

(2)	TOYO Holdings LLC (“TOYO Holdings US”) was formed on June 25, 2024 in Delaware, as a wholly owned subsidiary of SinCo. TOYO Holdings US is a holding company.

(3)	TOYO America LLC (“TOYO America”) was formed on August 26, 2024 in Delaware, as a wholly owned subsidiary of TOYO Holdings US. TOYO America is expected to become a solar panel manufacturer.

(4)	TOYO Solar LLC (“TOYO Solar US”) was formed on August 26, 2024 in Delaware, as a wholly owned subsidiary of TOYO Holdings US. TOYO Solar US is expected to become a trading company to sell solar panel in the U.S.

(5)	TOYO SOLAR (SINGAPORE) PTD. LTD (“TOYO SOLAR SGP”) was incorporated on August 14, 2024 in Singapore, as a wholly owned subsidiary of SinCo. TOYO SOLAR SGP is established to facilitate the sale of the solar panel.

(6)	TOYO SOLAR MANUFACTURING ONE MEMBER PRIVATE LIMITED COMPANY (“TOYO SOLAR PLC”) was incorporated on October 8, 2024 in Ethiopia, as a wholly owned subsidiary of SinCo.

(7)	TOYO ENERGY LLC (“TOYO SOLAR PLC”) was incorporated on April 21, 2025 in Delaware, as a wholly owned subsidiary of TOYO Holdings US.

(8)	TOYO SOLAR CLEAN ENERGY COMPANY LIMITED (“TOYO SOLAR CLEAN ENERGY”) was incorporated on December 5, 2025 in Vietnam as a limited liability company and is a wholly owned subsidiary of SinCo.

On November 25, 2024, TOYO Solar Texas LLC, formerly named as Solar Plus Technology Texas LLC, a Texas limited liability company (“Solar Texas LLC”) became a wholly owned subsidiary of TOYO Solar US pursuant to the Membership Interest Purchase Agreement, and TOYO Holdings US, holding 75.01% of the membership interests of TOYO Solar US. As of the date of this annual report, Solar Texas LLC has completed the phase 1 construction and completed the construction for 1GW capacity and commence commercial production in October 2025 at the Texas Facility.

The following charts summarize our corporate legal structure and identify our subsidiaries as of the date of this annual report. Our principal subsidiaries are also set forth in Exhibit 8.1 to this annual report.

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

TOYO and each of the Sellers agreed that, for the purpose of determining the number of Earnout Shares to be released from the Escrow Account to the Sellers or to be surrendered by the Sellers, such 2024 Audited Net Profit does not consider any accounting adjustments caused by the changes in the fair value of 13,000,000 shares of Earnout Shares during the year ended December 31, 2024. On May 14, 2025, based on the 2024 Audited Net Profit, which excludes changes in the fair value of Earnout Shares, the Company released from the Earnout Escrow Account an aggregate of 1,712,297 Earnout Shares, that were fully vested, and cancelled the remaining 11,287,703 Earnout Shares.

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

We are headquartered in Japan. Currently, we have established two solar cell plants located in Vietnam and Ethiopia. To date, our cell plant in Vietnam has commenced commercial production since the second half of 2023 and achieved its full 2GW annual capacity. By locating our solar cell production in Vietnam, Southeast Asia and incorporating automatic guided vehicles (AGVs) and TOPCon technology in our cell plant, we are well positioned to produce high quality solar cells at a competitive scale and cost. We may plan to further expand the capacity of our facility in Vietnam, and the management is actively observing and analyzing the recent changes and development in relevant regulations and government policies and environmental conditions and evaluating the construction plan and expects to commence the construction when there is more clarity in the relevant regulations and government policies. We have strategically selected a solar cell plant located in Hawassa, Ethiopia, taking advantage of the country’s favorable investment policies, tariff status and ample hydropower supply. Our solar cell plant in Ethiopia has commence production in April 2025 with 2GW production capacity and expanded the capacity to 4GW in August 2025. We aim to fully utilize our annual solar cell production capacity from Vietnam and Ethiopia, as well as collaborations with some OEMs to fulfill additional orders, and supply our solar cells under the “TOYO Solar” brand to our affiliate VSUN and a select group of PV module manufacturers. As of December 31, 2025, we had entered into supply agreements with over 50 third-party solar cell customers and are in active negotiation with several potential customers to supply our solar cells.

We are preparing ourselves for the manufacturing of solar PV modules for sales in the United States, allowing our affiliate VSUN to focus on ex-U.S. PV module markets. Specifically, we have leased a facility located in Texas to accommodate our solar module production. We completed the construction for the first 1GW capacity and commenced production in October 2025. We plan to supply our solar PV modules, initially in collaboration with VSUN, leveraging its experience and certification. Later, we will independently manufacture and supply PV modules under the VSUN brand acquired by us in September 2025. Our module facility in the Houston metropolitan area commenced commercial operations in October 2025. We also plan to continue our collaboration with VSUN to support our PV module supply under VSUN brand based on market demands and our business development. Thereafter, we also plan to construct a solar cell plant in the U.S. at a selected location and continue to be dedicated to becoming a reliable integrated service solar solutions provider in the United States and globally.

VSUN, our affiliate, is a specialized PV modules producer with an established presence and brand recognition in regions including the United States, Europe and Asia. Since the third quarter of 2019, VSUN has been listed by Bloomberg New Energy Finance (NEF) as one of Tier 1 PV module manufacturers. VSUN’s solar modules are recognized as the core assets of efficient and reliable PV power stations, which would be beneficial for solar market players who utilize VSUN’s solar modules to obtain financing from such banks and financial institutions. In September 2025, TOYO acquired the VSUN brand from VSUN. The acquisition supports TOYO’s strategic expansion into the U.S market, complementing its existing manufacturing footprint for solar cells in Vietnam and Ethiopia. We believe that by leveraging VSUN’s successful experience and market insights, as well as its strong presence and reputation in the solar industry, we will be able to quickly obtain access to the U.S. market with minimal upfront marketing and brand promotion, and establish ourselves as a trusted PV module supplier in the United States and even globally.

We believe our Japanese-style corporate culture will enable us to strive for and sustain operational excellence. This Japanese-style corporate culture values discipline and a down-to-earth attitude, aligns corporate growth and personal career goals, and encourages employees to be self-driven. Further, we intend to implement the Japanese-style management system which is centered around the manufacturing sites and intended to resolve issues arising from the sites in the most efficient and effective manner. We believe our corporate culture and management style could enable us to quickly grow as an independent entity and achieve our operational objectives.

We are the first Japanese solar cell company listed in the United States, uniquely positioned to combine the U.S. capital markets, Japanese products, brands and management team, as well as Southeast Asia’s manufacturing resources, to enhance its competitiveness in the solar industry and become a reliable supplier of quality solar cells and PV modules to the global solar energy community.

Our Market Opportunity

Solar energy is a rapidly growing and attractive source of renewable energy that offers many economic and environmental advantages, according to China Insights Industry Consultancy Limited (“CIC”). Due to the continuous progress of PV power generation technology, the levelized cost of energy (LCOE) of utility-scaled solar PV power generation continues to decrease, which is lower than that of coal power generation, stimulating the rapid growth of the global PV power generation market. Based on the forecast of International Energy Agency (IEA) in 2025, Solar PV is set to become the second largest low-emissions source of electricity generation in the world by 2027, after hydropower.

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

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

Quality production at competitive scale and cost

Our cell plant in Vietnam has commenced commercial production since the second half of 2023 and achieved its full 2GW annual capacity. We have strategically selected a solar cell plant located in Hawassa, Ethiopia and a solar module plant in Texas, U.S. By locating our cell production in Southeast Asia and incorporating AGVs and TOPCon technology in our cell manufacture, we are well positioned to produce high-quality solar cells at a competitive scale and cost. We expect AGVs to significantly reduce human labor requirement at our plant. We may plan to further increase our solar cell production capacity to provide a reliable integrated service solar solutions, and due to the market conditions and regulations development, we are assessing the timing and venues for our expansion plan. Currently, the management is actively observing and analyzing the recent changes and development in relevant regulations and government policies and environmental conditions and evaluating the construction plan, as well as construction costs and customer demands, and expects to commence the construction when there is more clarity in the relevant regulations and government policies.

Unique access to the U.S. market supported by collaboration with VSUN

We believe that a collaboration with VSUN, our affiliate and strategic partner, will allow us unique access to the U.S. market, which is one of the largest solar PV markets globally and continues to grow. VSUN is a majority-owned subsidiary of Fuji Solar, our affiliate, and a well-established PV module producer in the United States and Southeast Asia as evidenced by its inclusion in Bloomberg NEF’s Tier 1 Solar Market List since 2019. We are preparing ourselves for the manufacturing of solar PV modules for sales in the United States, allowing VSUN to focus on ex-U.S. PV module markets. Specifically, we have leased a facility located in Texas to accommodate our solar module production. We completed the construction for the first 1GW capacity and commenced production in October 2025 at the Texas plant. We expect to achieve a total of 2GW solar module production capacity at the Texas plant by the end of 2026. We may plan to further increase our solar cell production capacity, pending the management’s analysis and evaluation of regulatory developments, construction costs and customer demands. We plan to supply our solar PV modules, initially in collaboration with VSUN, leveraging its experience and certification. Later, we will independently manufacture and supply PV modules under the VSUN brand acquired by us in September 2025. Our module facility in the Houston metropolitan area commenced commercial operations in October 2025. We also plan to continue our collaboration with VSUN to support our PV module supply under VSUN brand based on market demands and our business development. See “Item 4. Information on The Company – B. Business — Customers and Sales — Existing and Future Arrangements with VSUN” below for more details. This collaboration model allows us to leverage VSUN’s experience, market insights, strong presence and reputation in the industry, and to bypass the upfront marketing and brand promotion efforts and smoothly transition from a solar cell supplier to a PV module supplier in the United States and even globally.

Efficiency-driven Japanese style management system

We are in the process of implementing a Japanese-style management system. This system is characterized by three key principles:

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

We believe that our corporate culture and management style could enable us to quickly grow as an independent entity and achieve our operational objectives.

Dedicated management team and a culture of excellence

We have a dedicated and experienced management team with an average of 21 years in the solar industry, which is currently undergoing rapid development and technological advancements. This is further complicated by the uncertainty surrounding U.S. tariff policies with other countries, presenting a stringent test for our management. Our leadership has proven success in various aspects of the solar industry, including:

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

Our corporate culture that values discipline and a down-to-earth attitude aligns corporate growth with personal career goals and encourages employees to be self-driven. We believe that this unique Japanese-style corporate culture, combined with our management’s extensive expertise, will enable us to strive for and sustain operational excellence, setting us apart from our competitors.

Our Strategies

We intend to achieve our mission and drive the growth of our business by pursuing the following strategies:

●	Continue to focus on the U.S. market and strive to achieve a leadership position. We intend to continue to focus on the U.S. market which, according to CIC, is one of the largest solar PV markets globally and continues to grow. We also intend to continue the construction of our cell plant and our module plant to achieve full production, as well as collaborations with some OEMs to fulfill additional orders, in order to capture the unmet market in the United States and strive to achieve a leadership position in the U.S. market.

●	Enhance operational efficiency through vertical integration. We intend to enhance our operational efficiency by integrating the upstream production of wafer, midstream production of solar cell, and downstream production of PV modules. Specifically, in addition to the cell plants in Vietnam and Ethiopia for the midstream production, we have leased a facility located in Texas to accommodate our solar module production for the downstream production. We believe this integration, once achieved, would further streamline process, reduce costs and improve efficiency for our production.

●	Extend our global footprint. While our focus remains on the U.S. market, we intend to continuously explore opportunities globally and further penetrate markets outside of the United States, especially in Europe, the Middle East, Southeast Asia, and Africa. We believe that a global operation will help us diversify our revenue sources, capture the growth potential in emerging growth markets and manage risks associated with a particular market.

●	Continue to invest in our technology capabilities. We are committed to continually enhancing our technological capabilities by increasing our investment in research and development. We aim to expand our research and development team by specifically targeting top engineering talents with a background in solar energy. We believe that recruiting engineers with specialized knowledge in solar technologies will accelerate our research and development efforts, enabling us to stay ahead of industry trends and maintain a competitive edge. This focus on attracting solar energy experts will not only bolster our existing team but also infuse our projects with cutting-edge ideas and solutions, thereby contributing to our long-term success.

Customers and Sales

Demand and Production Capacity

Solar Cell Production by Technology, 2018-2027E

Source: CIC Report

Notes: TOPCon = Tunnel Oxide Passivated Contact; HJT = Heterojunction Technology; PERC = Passivated Emitter and Rear Cell; IBC = Interdigitated Back Contact

For solar cell products, TOPCon technology is poised to replace older generation technologies in the solar cell market. This shift not only involves replacing existing capacities but also coincides with a growing market demand for solar cells, thereby creating a huge demand for TOPCon cells, the type of solar cells we manufacture. According to CIC, TOPCon module productions are projected to capture a market share of approximately 30% in 2023. This share was expected to further increase to around 60% in 2024, and is estimated to reach approximately 80% by 2026. We believe that with our 6GW TOPCon cell production capacity, we are well-positioned to meet this substantial demand. Currently, the management is actively observing and analyzing the recent changes and development in relevant regulations and government policies and environmental conditions and evaluating the construction plan and expects to commence the construction when there is more clarity in the relevant regulations and government policies. We are in the process of negotiating long-term contracts with external customers, aligning with our production capabilities.

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

For our solar module plant in Texas, U.S., we intend to target large strategic customers in the U.S. market, which offers high margins but also demands compliance with strict brand and certification standards. Our strategy in securing these customers may include, among other things, demonstrating successful project implementations, obtaining endorsements from major financial institutions, and positioning ourselves as a preferred supplier to well-established companies. Initially, we will leverage the VSUN brand to enter the U.S. market, capitalizing on VSUN’s decade of success and its strong customer base. We aim to acquire all required certifications and establish “TOYO Solar” as an independent brand in the U.S. as swiftly as possible. Once this is achieved, VSUN will focus its module capacity on emerging markets such as Europe, Southeast Asia, and South America. We completed the construction for first 1GW solar module manufacturing capacity and commenced commercial production at our solar module plant in Texas in October 2025. We expect to achieve a total of 2GW solar module production capacity at the Texas plant by the end of 2026. If demand surpasses our capacity, VSUN will stand ready to provide OEM services to fulfill additional customer needs.

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

Existing and Future Arrangements with VSUN

●	Loan received from VSUN. For the year ended December 31, 2025, we did not borrow loans from VSUN. For the year ended December 31, 2024, we did not borrow loans from VSUN. For the year ended December 31, 2023, we borrowed loans of approximately $93.6 million (VND 2.2 trillion) from VSUN as working capital and payment for property and equipment, respectively. Each loan is matured in one year from borrowing. The interest rate of borrowings were 9.5% before August 2023, and reduced to 8% for August 2023, and reduced to 7% since September 2023 and further reduced to 3% since March 2024. In December 2024, the interest rate of borrowings was further reduced to 2%, and was applied to borrowings of 2023. For the years ended December 31, 2025, 2024 and 2023, we accrued interest expenses of approximately $0.9 million, $1.4 million and $3.2 million on the borrowings, respectively. For the year ended December 31, 2024, the Company reversed interest expenses of 2023 in the amount of approximately $1.5 million as a result of reduced interest rate of borrowings. See “Item 5. Operating And Financial Review and Prospects — Liquidity, Capital Resources and Going Concern –– Related Party Borrowing” for further details.

●	Supply of solar cells to VSUN. For the years ended December 31, 2025, 2024 and 2023, we derived revenue from sales of solar cells to VSUN in an amount of approximately $154.7 million, $116.9 million and $61.5 million, respectively. We have entered into three framework agreements with VSUN in August and November 2023 and October 2024, respectively. Under each framework agreement, if our delivery is overdue, we will be responsible for a daily penalty as a percentage of the overdue solar cell products, up to 5% of the total value under the relevant purchase order; VSUN shall have the right to terminate the Framework Agreement if our delivery is overdue for more than 10 days or if we violate applicable laws and regulations; and the price of the purchase will be determined on an order-by-order basis. Under the framework agreement entered into in November 2023, VSUN agrees to purchase solar cells from us and make a prepayment in the amount of $15 million, to be deducted from the monthly purchase orders. We also entered into a certain long-term agreement with VSUN in November 2024 to agree to use our reasonable best efforts to fulfill purchase orders for solar cells from VSUN, pursuant to which VSUN has made an advanced deposit of $30 million for purchase orders. VSUN made the advanced deposit of $20 million in the year of 2024 and the remaining $10 million in the year of 2025, respectively. See “Item 7.B.– Related Party Transactions — Other Related Party Transactions” for further details.

●	Purchase of raw materials from VSUN’s subsidiary. For the years ended December 31, 2025, 2024 and 2023, we purchased raw materials from VSUN’s subsidiary in an amount of approximately $102.7 million, $48.5 million and $49.6 million, which accounted for approximately 31.6%, 55.0% and 64.5% of our total purchase of inventories, and made approximately $nil, $nil and $24.8 million in prepayment, respectively. We do not have a long-term or framework agreement with VSUN’s subsidiary and place orders on a per-transaction basis. Based on our customary form of sales contract with VSUN’s subsidiary, in the event of payment delay, we will incur a daily penalty of 0.5% of the outstanding payment, with the cumulative penalty capping at 20% of the total contract value. If VSUN’s subsidiary delivers goods overdue, it will be liable for a daily penalty as a percentage of the overdue, up to 20% of the total value of the relevant contract. See “Item 7.B.– Related Party Transactions — Other Related Party Transactions” for further details.

●

Bank Credit Facility guaranteed by VSUN. We have entered into a three-year bank credit facility with Joint Stock Commercial Bank for Investment and Development of Vietnam (“BIDV”), under which we can draw-down up to $90 million by April 25, 2026. The interest rate was reduced to 8% since August 2023, and further reduced to 6.5% since March 2024 and to 6.3% since September 2024. As of December 31, 2023, the credit facility was collateralized by all of our property, equipment, and equity interest of $50 million owned by VSUN. VSUN no longer guaranteed the bank credit facility for the Company since December 31, 2024. As of December 31, 2025, the credit facility was collateralized by certain of the Company’s machinery and guaranteed by SinCo.

As of December 31, 2025, the Company had drawn down approximately $5.5 million from BIDV and had unused credit facility of approximately $84.5 million. See “Item 5. Operating And Financial Review and Prospects — Liquidity, Capital Resources and Going Concern –– Entry into a Bank Credit Facility” for further details.

●	Collaboration with VSUN in manufacturing and supply of solar modules. In September 2025, we acquired VSUN brands. We plan to supply our solar PV modules, initially in collaboration with VSUN, leveraging its experience and certification. Later, we will independently manufacture and supply PV modules under the VSUN brand.

●	Non-compete arrangement with VSUN. We are in the process of negotiating a non-compete arrangement with VSUN, under which our affiliate VSUN will focus on ex-U.S. PV module markets.

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

A New Solar Cell Plant in Ethiopia

We established a solar cell plant at a leased facility strategically located in Hawassa, Ethiopia, taking advantage of the country’s favorable investment policies, tariff status, and ample hydropower supply. As of December 31, 2025, the investment amount for this solar cell plant was approximately $154.69 million. The funds will be raised through internal resources and advance payments from business operations. As of the date of this annual report, we created approximately 1,800 jobs, including manufacturing and engineering, exceeding our original estimate of up to 880 jobs.

The phase 1 solar cell plant is built at a leased facility with 31,500 square meters in Hawassa and will be modified to meet the needs of a modern, automated cell production. The term of the lease is 10 years, renewable for five additional terms, each of 5 years, by the notice of TOYO. The total rent during the lease term is approximately $10.9 million, payable monthly.

●	Phase 1 Project: Launched in October 2024 and commenced production in April 2025 with 2GW annual production capacity. As of December 31, 2025, the investment amount for the Phase 1 Project was approximately $82.72 million.

●	Phase 2 Project: Launched in the second quarter of 2025 and commenced production in August 2025, with 2 GW annual production capacity. Phase 2 Project is expected to requirement an investment of $71.97 million.

A New Module Plant in the United States

We have established a solar module plant at a leased facility located in Houston metropolitan area, Texas. We completed the construction for the first 1GW capacity and commenced production in October 2025 at the Texas plant. We expect to achieve a total of 2GW solar module production capacity at the Texas plant by the end of 2026. This strategic move is aimed at better serving the U.S. market by positioning the manufacturing closer to customers. We believe a local presence will enable us to be more responsive to customer demand and be quicker to adjust to production and delivery schedules. This proximity to the market can enhance relationships with customers and provide a competitive edge in terms of lead times and shipping costs.

Solar Texas LLC has completed the phase 1 construction of a solar module plant in Texas with 567,140 square feet located in the Houston metropolitan area, Texas. The lease term for this facility is from April 1, 2024 to August 31, 2034. The total rent during the lease term is approximately $46.68 million payable monthly.

Potential Expansion Plans

We are committed to becoming a reliable integrated service solar solutions provider in the United States and globally, integrating midstream production of solar cell, downstream production of PV modules, and potentially other stages of the solar power supply chain.

We plan to further establish a solar cell plant at our Texas Plant in the U.S. targeting to serve U.S. customers, supported by new advanced technologies, including HJT technology. We estimate to reach approximately 1.4GW production capacity for such new solar cell plant.

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

Production Technology and R&D

Our core objectives are to continuously improve photovoltaic cell conversion efficiency, reduce production costs, and expand market application boundaries. While consolidating our existing mass production technology advantages, it plans the R&D of next-generation battery technologies, building a technology reserve system for medium- and long-term development.

TOPCon Technology – Current Core Mass Production Platform

We continue to conduct in-depth optimization of the TOPCon mass production process, covering process improvement, key material iteration, and equipment energy efficiency enhancement, striving to continuously push mass production efficiency to industry-leading levels while maintaining cost competitiveness.

HJT Technology – Strategic Technology Reserve

While consolidating our TOPCon technology advantages, we will increase our R&D investment in heterojunction (“HJT”) technology, covering both P-type and N-type cell architectures. HJT technology has inherent advantages such as low temperature coefficient, high bifaciality, and relatively simplified process flow, making it one of the most promising next-generation mainstream technologies. We continue to deepen our HJT R&D layout, aiming to acquire the technical capabilities and engineering foundation for large-scale mass production as target material costs decrease and equipment economics continue to improve.

HJT/Perovskite Tandem Solar Cell Technology – A Breakthrough in Efficiency

Looking towards the future of technology, we will launch research and development on HJT and perovskite tandem solar cell technology. The tandem architecture, by superimposing the perovskite top cell and the HJT bottom cell with complementary spectra, theoretically breaks through the efficiency limit of single-junction cells, offering a technical path towards conversion efficiencies exceeding 30%, representing a significant breakthrough in efficiency improvement for the photovoltaic industry. Although this technology is currently in the research and development stage, we target to rapidly advance commercialization when the technology matures.

Space Photovoltaic Application Development –Expanding into High-Value Differentiated Markets

We will actively conduct specialized research and development on space-grade photovoltaic cell technology, targeting satellite power systems and other aerospace applications. Space cells must maintain stable and high-efficiency output under extreme environments such as strong radiation, wide temperature cycling, and high vacuum, placing far more stringent requirements on cell structure design and reliability verification than on terrestrial applications. Advancing in this research direction reflects our strategic intention to extend our technological capabilities to high-value-added, differentiated market segments, helping to further broaden the company’s long-term growth potential.

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

Raw Materials

Our procurement of raw materials for solar cell production is carefully executed to ensure quality and compliance with strict U.S. importing policies. We procure both polysilicon and silicon wafers from third-party suppliers. In obtaining polysilicon, we only partner with suppliers that are pre-approved by the United States and comply with the necessary standards and regulations. See “Item 4. Information on The Company – B. Business — Our Constructed and Pipeline Manufacturing Plants” above for more details regarding our construction plan.

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

●	Cooperative R&D with equipment manufacturers. We closely monitor technical developments of the photovoltaic industry. Equipment manufacturers are playing a crucial role in applying cutting-edge technologies from laboratories to new generation production equipment and achieve mass production. We maintain close communication with major equipment manufacturers through which we aim to keep up with the latest technology, provide feedback and improvement suggestions to issues identified during the production process, which we believe would enhance the efficiency of our production. We also propose improvement plans for equipment suppliers for problems found in the production process. Through continuous communication with equipment manufacturers, we keep iterating current equipment to lower costs and increasing production efficiency.

●	Independent R&D to boost innovation. We are aiming to independently research innovative technologies such as HJT and IBC (both as defined below) and establish our own intellectual property rights. We strive to transform intellectual property rights into commercial results ahead of competitors and apply them to next-generation production equipment.

Intellectual Property

We rely on the production know-how, instead of patent protection, in maintaining our competitive position. As of the date of this annual report, we are in the process of applying for two patents in Vietnam and preparing applications for another three patents. In the future, we may seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in the relevant jurisdictions in a timely manner or at all. Furthermore, as of the date of this annual report, we have not entered into a contractual arrangement with employees regarding trade secret protections to protect our proprietary rights. As we execute our business strategies in expanding our international operations, effective intellectual property, copyright, trademark, and trade secret protection may be unavailable or limited in foreign countries. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries own large numbers of patents, copyrights, and trademarks and frequently threaten litigation, or file suit based on allegations of infringement or other violations of intellectual property rights. We have been, and may from time to time in the future, be subject to other allegations that we have infringed the intellectual property rights of third parties. For example, please see “Item 4. Information on the Company – B. Business Overview – Legal Proceedings” of this annual report. See “Item 3. Key Information – C. Risk Factors — Risks Related to TOYO’s Business and Industry — Our lack of sufficient patent protection may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.”

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

Employees

We had 2,552,528 and 814 full-time employees as of December 31, 2025, 2024 and 2023, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2025:

	Number	% of Total Employees
Function:
Manufacturing	2,069	81
Technology and development	120	4.7
Operation, purchasing, warehousing and logistics	151	6
Purchasing, warehousing and logistics	0	0
General and administration	204	8
Sales	8	0.3
Total Number of Employees	2,552	100

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

Facilities

Our corporate headquarter is located in Shinagawa-ku, Tokyo, Japan. In addition, we leased approximately 134,213 square meters of space under operating leases for the construction of our solar cell plant in Phu Tho Province, Vietnam, and the lease term is until October 30, 2067. We lease all of our facilities and do not own any real property. We leased approximately 35,000 square meters of space for phase 1 of our solar cell plant in Hawassa, Ethiopia, and the lease term is until October 6, 2034. We also leased approximately 11,000 square meters of space for phase 2 of our solar cell plan in Hawassa, Ethiopia, and the lease term is until August, 2035. We also leased approximately 567,140 square feet of space for our solar module production in the Houston metropolitan area, Texas, and the lease term is until August 31, 2034. We expect to add facilities as we grow our employee base and expand geographically. We believe that our facilities are sufficient to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations. See “Item 4. Information on The Company — Our Constructed and Pipeline Manufacturing Plants” above for more information regarding our existing cell plant.

Legal Proceedings

On March 26, 2026, the U.S. International Trade Commission (the “USITC”) instituted an investigation pursuant to Section 337 of the Tariff Act of 1930, captioned Certain TOPCon Solar Cells, Modules, Panels, Components Thereof, and Products Containing Same (Inv. No. 337-TA-1494). The investigation is based on a complaint filed by First Solar, Inc. (“First Solar”) on February 24, 2026, as supplemented on March 10, 2026, alleging that certain respondents, including Toyo Co., Ltd., Toyo Solar Texas, LLC and VSUN Solar USA Inc. of Fremont, violated Section 337 by importing into the United States certain TOPCon solar cells, modules, panels, components thereof, and products containing the same (the “TOPCon products”), that allegedly infringe one or more U.S. patents asserted by First Solar. First Solar has requested that the USITC issue a general exclusion order that would bar the TopCon products from entry into the United States, or in the alternative a limited exclusion order, as well as cease and desist orders against the respondents. The USITC will set a target date for completion of the investigation within 45 days after commencement of the investigation. As of the date of this annual report, USITC has not made any determination on the merits of the allegations, and our products continue to be imported and sold in the United States in the ordinary course. As of the date of this annual report, we are unable to predict the outcome of the investigation or whether any remedial orders will be issued. We will evaluate the potential impact of this matter as the investigation progresses.

Except as disclosed in this annual report, we are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. From time to time, we have been, and may become involved in litigation or other legal proceedings. As previously disclosed, on December 6, 2024, Shanghai Jinko Green Energy Enterprise Management Co, Ltd and Zhejiang Jinko Solar Co., Ltd. (collectively “JINKO”) filed a complaint with the U.S. District Court of the Northern District of California (Case No. 3:24-cv-08828-JSC) (the “CA Case”) against Abalance Corporation, TOYO’s controlling shareholder, and certain of its subsidiaries, including TOYO, alleging that VSUN’s solar panel products (including TOPCON N-type solar panels) utilize JINKO’s patented technologies without authorization. On February 7, 2025, JINKO initiated a separate action against Company’s customer, Waaree Solar Americas Inc. and Waare Energies Limited in the U.S. District Court for the Southern District of Texas (Houston Division) (Case No. 4:25-cv-00532-GCH) (the “TX Case”), in which TOYO Solar Company Limited (f/k/a Vietnam Sunergy Cell Company Ltd.), Toyo America LLC, and Toptoyo Investment Pte. Ltd., participated as intervenor-defendants. Pursuant to a certain settlement and release agreement between JINKO and TOYO dated December 30, 2025, on January 30, 2026, the CA Case was dismissed pursuant to a joint stipulation of dismissal of JINKO and Vietnam Sunergy Joint Stock Company, Vietnam Sunergy (BAC NINH) Company Limited, VSUN Solar USA Inc., TOYO Co., Ltd., TOYO Solar Company Limited f/k/a Vietnam Sunergy Cell Company Limited, TOYO Solar Texas LLC, and TOYO Solar Manufacturing One Member Private Limited Company). In addition, on February 20, 2026, the TX Case was dismissed with respect to TOYO Solar Company Limited (f/k/a Vietnam Sunergy Cell Company Ltd.), Toyo America LLC, Toptoyo Investment Pte. Ltd. pursuant to the parties’ joint stipulation. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

Recent Development

On November 25, 2024, TOYO Solar LLC entered into a Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”) with Solar Plus Technology, Inc., a Delaware corporation (“Solar Plus”) and SG Green Development Pte. Ltd., an entity organized under the laws of Singapore (“SG Green”). Pursuant to the Membership Interest Purchase Agreement, Solar Plus agrees to sell to TOYO Solar LLC all of the issued and outstanding membership interests held by Solar Plus in TOYO Texas. The Company acquired TOYO Texas to construct a solar module plant in Texas. In exchange, TOYO Solar LLC agrees to issue to Solar Plus 24.99% equity interest in TOYO Solar LLC. As a result, Solar Plus indirectly held 24.99% equity interest in TOYO Texas. On November 24, 2025, the Company entered into a share purchase agreement with Solar Plus Technology, Inc., pursuant to which the Company purchased 24.99 Class B units of, or a 24.99% equity interest in, TOYO Solar US for cash consideration of $6,650,000. The transaction closed on December 4, 2025.

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

Upon the closing of the Business Combination, the 13,000,000 ordinary shares were held in an escrow account, accordingly, the 13,000,000 shares were deemed as issued but not outstanding shares as of December 31, 2024 for accounting purposes and for earnings per share computations.

On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Company’s Annual Report on Form 20-F filed on May 12, 2025 (the “Form 20-F”), which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares.

Key Factors Affecting Our Results of Operations

We believe that our performance and future success will depend on several factors, including those key factors discussed below.

Our ability to retain VSUN as customer for our solar cells and obtain new customers

We achieved 4GW production capacity in Ethiopia in October 2025. As of December 31, 2025, we fully utilized our production capacity at our cell plants in Vietnam with achieved 2GW production capacity and in Ethiopia with 4W production capacity, as well as collaborations with some OEMs to fulfill additional orders. During the year ended December 31, 2025, we obtained more sales orders from third party customers. However our ability to retain VSUN as a solar cell customer and to obtain new solar cell customers will affect our short-term profitability and financial prospects. As of December 31, 2025, we have signed supply contracts with over 50 third-party customers, and are in active negotiation with several potential customers to supply our solar cells. For the years ended December 31, 2025 and 2024, we derived 36% and 66% of our revenue from VSUN, respectively. Loss of business from VSUN or other future major customers could reduce our revenues and significantly harm our business.

Our ability to acquire new customers for our solar PV module products

We commenced the manufacture and sales of PV module products in the United States in the year ended December 31, 2025. We expect that our mid-term revenue generation will primarily depend on our ability to capture the solar PV module market in the United States. Specifically, it depends on our ability to acquire new customers for our solar PV module products, both through leveraging our relationship and collaboration with VSUN, who has existing presence and market recognition in the United States, and through independent marketing efforts.

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

Our ability to extend our production capacity and integrate additional stages of the solar product supply chain

Our ability to become a reliable supplier of solar cell and module products at a competitive price will depend on our ability to extend our production capacity and achieve vertical integration. Specifically, we may plan to integrate the upstream production of wafer, midstream production of solar cell, and downstream production of PV modules. To that end, we have strategically selected a solar cell plant located in Hawassa, Ethiopia, which has commence production since April 2025 with 2GW production capacity and expanded the capacity to 4GW in October 2025 and have leased a facility located in Texas to accommodate our solar module production. We are assessing the timing and venues to further expand the annual capacity of our cell plant in the future, and whether we are successful in our future endeavor in constructing these plants will affect our ability to extend our production capacity. Additionally, executing capacity expansion also depends on our ability to secure necessary approvals, permits and adequate funding.

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

Impact of Macroeconomic Factors

Recently, geopolitical and economic uncertainty and volatility including armed conflicts such as the U.S. and Israeli war with Iran and further escalation of the ongoing conflict in the Middle East and Red Sea, and the conflict between Russia and Ukraine have caused supply chain disruptions and challenges for many companies.

For example, the armed conflicts such as the U.S. and Israeli war with Iran may cause shipping disruptions, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain, or a diminished consumer confidence resulting in reduced demand. In addition, following the launch of a military action in Ukraine by Russia, commodity prices, including the price of oil, gas, nickel, copper and aluminum, increased. Such impacts may also be exacerbated by recent developments in the Israel-Hamas conflict. Our result of operations have not been materially impacted by the Russia-Ukraine conflict or the Israel-Hamas conflict for a number of reasons: (i) we utilize AGVs in our solar cell plant, which have reduced our reliance on manpower and the risk of production stoppages and delay; (ii) we recruit employees for our Vietnam solar cell plant primarily from Vietnam, minimizing the impact of global supply chain, if any, on our labor supply; and (iii) in obtaining polysilicon, a kind of raw materials for our solar cells, we only partner with suppliers that are pre-approved by the United States and comply with the necessary standards and regulations.

Components of Operating Results

Revenues

We commenced operations from the year of 2023. We generated revenues from sales of solar cells, solar modules and provision of facilitation services.

Sales of solar cells. We commenced sales of solar cells to customers in October 2023 and sales of silicon materials in the first half of 2025. We recognize revenue generated from sales of solar cells and silicon materials at a point in time following the transfer of control of the solar cells and silicon materials to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The transaction price was fixed in the contracts with customers. No variable consideration, significant financing component or payable to customers were identified in contracts with customers. In addition, the Company did not provide warranties to the customers. The contracts with customers may contain provisions that require us to make liquidated damage payments to the customer if we fail to ship or deliver solar cells before scheduled dates. We recognize these liquidated damages as a reduction of revenue. For the years ended December 31, 2025, 2024 and 2023, we did not incur such liquidation damages.

Sales of solar modules. We commenced sales of solar modules to customers in October 2025. We recognize revenue generated from sales of solar modules at a point in time following the transfer of control of the solar modules to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. No variable consideration, significant financing component or payable to customers were identified in contracts with customers. In addition, the Company did not provide warranties to the customers.

Provision of facilitation services. We commenced provision of facilitation services for customers’ solar cell products in the second half of 2024 and solar module products in the year of 2025. We are an agent in facilitation services, as we did not bear inventory risks or determine the product selling price in provision of services. The transaction price is fixed in the agreements by multiplying fixed commission rate and the quantity of customers’ solar cell products sold. No variable considerations, significant financing components or payable to customers were identified in contracts with the customer. We recognize revenue from facilitation services for the customers’ solar cells products at a point when the end customers accepts the agreed solar cell products and the customers collect the fees from end customers. During the year ended December 31, 2025, we also provided original equipment manufacturer (OEM) services to a third-party customer. We manufactured solar cells under the customer’s name and recognized revenues on a net basis upon delivery of solar cells to the customer.

For the years ended December 31, 2025, 2024 and 2023, the revenues were comprised of the following:

	For the Year Ended December 31,
	2025	2024	2023
Revenues from related parties:
Sales of solar cells	$162,249,461	$123,797,048	$61,504,724
Sales of solar modules	7,583,482	—	—
Provision of facilitation services	1,257,254	3,474,214	—
	171,090,197	127,271,262	61,504,724
Revenues from third parties:
Sales of solar cells	$252,820,255	$49,685,866	$872,666
Provision of facilitation services	3,472,551	—	—
	256,292,806	49,685,866	872,666
	$427,383,003	$176,957,128	$62,377,390

Cost of revenues

Cost of revenues primarily consist of cost of materials, direct labor costs, and overheads which were attributable to the solar cells and solar modules sold in the relevant periods.

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

As a new enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the first two years since the year ended December 31, 2023. When Company generated taxable income through year 2024, the Company is entitled to income tax rate of 8.5%, which is half of preferential income tax rate of 17% for four years ended December 31, 2025 through 2028.

China

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments.

USA

In the United States, TOYO USA Holding, TOYO America, TOYO Solar LLC, TOYO Texas and TOYO Energy are subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), the One Big Beautiful Bill Act and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

Ethiopia

TOYO Ethiopia is subject to corporate income tax at a standard rate of 30% on its business operations in Ethiopia. In accordance with the investment incentive framework of Ethiopia, eligible manufacturing entities may be granted corporate income tax exemptions upon approval by the Ethiopian Investment Commission. TOYO Ethiopia is entitled to a four-year exemption from corporate income tax commencing from the date of establishment. The Company obtained its business license on February 21, 2025. The tax exemption period covers the fiscal years from 2025 to 2028.

Results of Operations

The following table sets forth a summary of our results of operations for the years ended December 31, 2025, 2024 and 2023, in dollar amounts. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2025	2024	2023
Revenues from related parties	$171,090,197	$127,271,262	$61,504,724
Revenues from third parties	256,292,806	49,685,866	872,666
Revenues	427,383,003	176,957,128	62,377,390

Cost of revenues – related parties	(131,136,988)	(95,904,220)	(35,923,151)
Cost of revenues – third parties	(199,908,574)	(59,154,996)	(9,823,709)
Cost of revenues	(331,045,562)	(155,059,216)	(45,740,860)
Gross profit	96,337,441	21,897,912	16,636,530

Operating expenses
Selling and marketing expenses	(5,923,870)	(1,625,724)	(17,573)
General and administrative expenses	(31,376,223)	(11,412,152)	(4,632,009)
Total operating expenses	(37,300,093)	(13,037,876)	(4,649,582)

Income from operations	59,037,348	8,860,036	11,986,948

Other income (expenses)
Interest expenses, net	(3,318,705)	(3,264,646)	(3,261,459)
Other (expenses) income, net	(1,854,076)	586,167	1,163,666
Changes in fair value of contingent consideration payable	(1,341,794)	35,100,000	—
Total other (expenses) income, net	(6,514,575)	32,421,521	(2,097,793)

Income before income taxes	52,522,773	41,281,557	9,889,155

Income tax expenses	(15,370,241)	(781,238)	—
Net income	$37,152,532	$40,500,319	$9,889,155

For the years ended December 31, 2025 and 2024

Revenues. We commenced commercial production and sales of solar cells since the second half of 2023, coinciding with the introduction of our brand “TOYO Solar” to the market. In the second half of 2025, we commenced production and sales of solar modules to customers based in the United States. Our revenues increased by approximately $250.4 million, or 142% from approximately $177.0 million for the year ended December 31, 2024 to approximately $427.4 million in the year ended December 31, 2025. The increase was primarily caused by an increase of approximately $241.6 million in sales of solar cells and an increase of approximately $7.6 million in sales of solar modules.

The increase of solar cells was primarily driven by our achievement of 4GW and 2GW production capacity in Ethiopia in October 2025, leading to an increase of output to meet sales orders from our customers. The increase of solar modules was primarily due to the commencement of sales of solar modules to a related party since October 2025. We expect to expand our customer base in the years ending December 31, 2026 and 2027.

Cost of revenues. The cost of revenues increased by approximately $175.9 million, or 113%, from approximately $155.1 million for the year ended December 31, 2024 to approximately $331.0 million for the year ended December 31, 2025. The increase in cost of revenues was primarily in line with the increase in sales of solar cells. However the increase in the cost of revenues is lower than the increase in the revenues. This was primarily caused by an increase in sales to US end customers with higher average selling prices, which was attributable to our achievement of 4GW production capacity in Ethiopia in the year of 2025. All solar cells manufactured in the Ethiopia plant were delivered to US end customers.

Gross profit. As a result of the foregoing, we recorded a gross profit of approximately $96.3 million and $21.9 million for the years ended December 31, 2025 and 2024, respectively, with gross profit margin of approximately 22.5% and 12.4%. The increase in gross profit margin was due to our expansion of production capacity in Ethiopia, resulting in increased sales to US end customers during the year ended December 31, 2025 with higher average selling prices

Selling and marketing expenses. As compared with the selling and marketing expenses for the year ended December 31, 2024, the selling and marketing expenses for the year ended December 31, 2025 increased by approximately $4.3 million. The increase was primarily due to an increase of approximately $4.1 million in sales commissions which was in line with an increase of revenues.

General and administrative expenses. Our general and administrative expenses increased from approximately $11.4 million for the year ended December 31, 2024 to approximately $31.4 million for the year ended December 31, 2025. The increase was primarily attributable to (a) an increase of payroll and welfare expenses of approximately $6.9 million because (i) we incurred share-based compensation expenses of approximately $4.7 million through the issuance of ordinary shares to certain management and independent directors, and (ii) we hired more administrative staff in our Ethiopia and Texas plants to achieve our target production capacity in these two areas, (b) an increase of consulting expenses of approximately $7.8 million as we incurred share-based compensation expenses of approximately $9.0 million through the of issuance ordinary shares to certain consultants which was partially offset by a decrease of consulting expenses of approximately $1.2 million because we were charged of consulting expenses for business combination in the year of 2024, (c) an increase of rental expenses and depreciation expenses of approximately $0.9 million and $0.4 million, respectively, because of our Ethiopia plant and Texas plant commenced production in the year ended December 31, 2025, (d) an increase of travel expenses of approximately $1.9 million primarily incurred by travel to and from Ethiopia, and (e) an increase of other office expenses of approximately $2.0 million to support our expanding business.

Changes in fair value of contingent consideration payable. The 13,000,000 Earnout Shares are determined as contingent consideration in connection with the reverse recapitalization. The number of Earnout Shares depends on the ratio of actual 2024 audited net profit to the benchmark amount of $41 million, which precluded from the equity classification under ASC 815. The contingent consideration was initially recognized as a liability on July 1, 2024, with subsequent changes in fair value charged to the consolidated statements of operations and comprehensive income. We engaged a professional valuation team to perform assessment on the fair value of contingent consideration payable on July 1, 2024 and December 31, 2024, respectively. The changes of approximately $35.1 million in fair value between December 31, 2024 and July 1, 2024 was charged to the account of “Changes in fair value of contingent consideration payable”.

On May 14, 2025, based on the 2024 Audited Net Profit which, which excludes changes in the fair value of Earnout Shares, we released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares. On May 14, 2025, the fair value of the 1,712,297 Earnout Shares was approximately $6.0 million, by reference to closing per share market price of $3.48 prevailing on May 14, 2025. For the year ended December 31, 2025, we recognized an increase in fair value of approximately $1.3 million in the consolidated statements of income and comprehensive income.

Income tax expenses. We incurred income tax expenses of approximately $15.4 million and $0.8 million for the years ended December 31, 2025 and 2024, respectively. The increase was primarily caused by an increase in taxable income in certain subsidiaries.

Net income. As a result of the foregoing, we reported a net income of approximately $37.2 million and $40.5 million for the years ended December 31, 2025 and 2024, respectively.

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

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, capital contribution from shareholders, and borrowings from a related party and a bank. As of December 31, 2025 and 2024, we had working capital deficits of approximately $123.9 million and $69.6 million, respectively. This condition raised substantial doubt about our ability to continue as a going concern.

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

As of December 31, 2025, among the working capital deficits of $123.9 million, the Company had contract liabilities from both third party customers and related party customers of $107.9 million which would be settled through the recognition of revenues. In addition, the Company had payables of $62.3 million due to related parties which may be extended when due. Without these impacts, the Company would have an adjusted working capital of $46.4 million. In addition, the Company generated cash flow of $133.0 million from its operating activities for the year ended December 31, 2025, and entered into borrowing agreements with financial institutions and related parties to borrow an aggregated amount of $68.7 million.

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

Cash Flows

The following table shows a summary of our cash flows:

	For the Year Ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$132,987,931	$46,506,740	$(12,529,017)
Net cash used in investing activities	(98,402,076)	(44,044,171)	(114,239,711)
Net cash provided by (used in) financing activities	9,099,620	(2,089,719)	146,149,629
Effect of exchange rate changes on cash and restricted cash	(1,974,838)	(2,220,954)	(2,448,856)
Net increase (decrease) in cash and restricted cash	41,710,637)	(1,848,104)	16,932,045
Cash and restricted cash at beginning of year	17,149,389	18,997,493	2,065,448
Cash and restricted cash at end of year	$58,860,026	$17,149,389	$18,997,493

Operating activities

Net cash provided by operating activities in the year ended December 31, 2025 was approximately $133.0 million, primarily due to a net income of approximately $37.2 million, adjusted for non-cash depreciation and amortization expenses of approximately $36.6 million, share-based compensation expenses incurred by both employees and non-employees of approximately $13.7 million, and for changes in operating assets and liabilities which primarily included (i) an increase of approximately $4.6 million in accounts receivable due from third party customers, which were driven by an increase in revenues generated from third parties during the year ended December 31, 2025, (ii) a decrease of approximately $11.2 million in accounts receivable due from related party customers due to an improvement in collection of fees from related parties, (iii) an increase of approximately $25.0 million in prepayments to third parties and an increase of approximately $63.4 million in inventories as a result of an increase in purchases from suppliers to meet our increasing sales orders, (iv) an increase of approximately $84.3 million in advances from customers, including third party customers and related party customers, due to an increase in sales orders from customers, (v) an increase of approximately $14.6 million in income tax payables because we generated taxable income during the year ended December 31, 2025, and (vii) an increase of approximately $12.0 million of accrued expenses and other liabilities with expansion of our business.

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

Investing Activities

Net cash used in investing activities in the year ended December 31, 2025 was approximately $98.4 million, primarily attributable to the purchase of property and equipment of approximately $91.8 million and payment of approximately $6.7 million for the acquisition of non-controlling interests.

Net cash used in investing activities in the year ended December 31, 2024 was approximately $44.0 million, primarily attributable to the purchase of property and equipment of approximately $44.0 million.

Net cash used in investing activities in the year ended December 31, 2023 was $114.2 million, which was primarily attributable to payments to third party for purchase and construction of property and equipment of $114.1 million.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2025 was approximately $9.1 million, which was primarily due to a capital injection of $4.0 million from a non-controlling shareholder, proceeds from short-term borrowings of approximately $56.7 million and borrowings from a related party of approximately $12.0 million, partially offset by repayment of short-term bank borrowings of approximately $57.2 million and repayment of related-party borrowings of approximately $6.0 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include our capital expenditures and non-cancellable lease obligations.

Capital Expenditures

We incur capital expenditures primarily for the purchase of property and equipment. For the year ended December 31, 2025, 2024 and 2023, we purchased property and equipment of approximately $91.8 million, $44.0 million and $114.2 million, respectively. We funded our capital expenditures primarily with cash flows generated from operating and financing activities. We intend to fund our future capital expenditures with our existing cash balance, anticipated cash flows from operations and financing alternatives. We will continue to make capital expenditures to meet the expected growth of its business.

Other than as disclosed in Note 18 to our consolidated financial statements, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4.B. Business Overview – Research and Development” and “– Intellectual Property” in this annual report.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our board of directors and executive officers as of the date of this annual report are as follows.

Name	Age	Position
Takahiko Onozuka	65	Chief Executive Officer and Director
Taewoo Chung	50	Chief Financial Officer and Director
Aihua Wang	72	Chief Technology Officer and Director
Alfred “Trey” Hickey	63	Director
Anders Karlsson	61	Director
Hiroyuki Tahara	73	Director
June Han	49	Director

Mr. Takahiko Onozuka serves as our Chief Executive Officer, director and Chairman of the Board of Directors. Mr. Onozuka has over 40 years’ experience in international finance, energy infrastructure and decarbonization, where he was involved in project and structured finance, business origination, risk management, and stakeholder engagement across Asia, Europe, the Middle East, and Africa. Since September 9, 2025, he served as the general manager of Global Decarbonization Promoting Office of Abalance Corporation, a public company listed on the Tokyo Stock Exchange. From October 2012 to August 2025, he served as an assistant to the general manager of Sumitomo Corporation, where he was involved in investment and project development of large-scale Independent Power Producer (IPP) projects, primarily gas-fired power plants in the Middle East, as well as coal-fired power projects in Indonesia and Vietnam and decarbonization initiatives for hard-to-abate industries, including steel, cement and aluminum sectors. Mr. Onozuka worked for 28 years at the Export-Import Bank of Japan, which was reorganized into the Japan Bank for International Cooperation (JBIC), where he was involved in sovereign and corporate finance, structured and project finance for overseas infrastructure and resource-related investments in collaboration with Japanese trading houses, and climate-change policy and renewable energy initiatives.

Mr. Onozuka holds nationally accredited professional certifications in Japan, including First-Class Bookkeeping Certification, Certified Energy Manager and Third-Class Electrical Chief Engineer. Mr. Onozuka obtained his bachelor’s degree in law from Waseda University in Japan.

Mr. Taewoo Chung joined us as the Chief Financial Officer on March 1, 2024 and has served as the Director since July 2024. Mr. Chung has over 20 years of experience in global capital markets, structured finance, and investment management across Asia, with expertise in equity and debt financing, project finance, and cross-border capital structuring. He joined Abalance as an executive officer responsible for finance matter in January 2024. From August 2017 to December 2023, Mr. Chung was the managing partner in Golden Equator Group, a Singaporean holding group of businesses focusing on finance, where he was primarily engaged in fund raising and financing advise. Earlier in his career, Mr. Chung held several senior roles within the Nomura Group, including Vice President in the Asset Finance Department at Nomura Securities Co., Ltd. (2014–2016), where he advised on structured equity and debt financing transactions, and Director at Nomura-Rifa Asset Management Co., Ltd. (2010–2014), where he oversaw investment management and corporate operations. Mr. Chung began his career in capital markets and structured finance roles at leading global financial institutions, including Deutsche Bank, ING Barings, Standard & Poor’s, and Barclays Capital. Mr. Chung obtained his bachelor’s degrees in economics and molecular & cell biology from the University of California, Berkeley in 1999.

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

The aggregate compensation paid to the directors and executive officers in cash and benefits in kind was approximately $0.89 million for the year ended December 31, 2025. For awards granted to TOYO’s executive officers and directors, see the section entitled “— Share Incentive Plans — Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to TOYO’s executive officers and sole director, prior to the consummation of the Business Combination, or to our executive officers and directors, following the consummation of the Business Combination.

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

Compensation Committee

Our compensation committee consists of Takahiko Onozuka, Alfred “Trey” Hickey and Hiroyuki Tahara. Takahiko Onozuka is the chairperson of the compensation committee. Each of Alfred “Trey” Hickey and Hiroyuki Tahara satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Takahiko Onozuka, Alfred “Trey” Hickey and June Han. Takahiko Onozuka is the chairperson of the nominating and corporate governance committee. Each of Alfred “Trey” Hickey and June Han satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

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

We had 2,552, 528 and 814 full-time employees as of December 31, 2025, 2024 and 2023, respectively. None of our employees are subject to a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.

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

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 37,758,997 Ordinary Shares issued and outstanding as of the date of this annual report, excluding (i) the 4,970,007 Ordinary Shares issuable upon the exercise of the Warrants in cash outstanding as of the date of this annual report and (ii) the 50,000 Ordinary Shares issuable upon the exercise of the warrants issued by the Company as of the date of this annual report.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Officers and Directors
Takahiko Onozuka	—	—%
Taewoo Chung	30,000	*
Aihua Wang	30,000	*
Alfred “Trey” Hickey	36,000	*
Anders Karlsson	6,000	*
Hiroyuki Tahara	11,000	*
June Han	6,000	*
All officers and directors as a group (7 individuals)	119,000	*
5% Holders
Junsei Ryu(2)(3)	30,339,264	80.4%

*	Less than 1% of the total number of outstanding Ordinary Shares

(1)	Unless otherwise noted, the business address of each of the following is 16F, Tennoz First Tower, 2-2-4, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002.

(2)	The registered address for WAG is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands. The registered address for BestToYo is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands.

(3)	Represents (i) 15,153,628 Ordinary Shares directly held by WAG, and (ii) 15,185,636 Ordinary Shares directly held by BestToYo. As of the date of this annual report, Mr. Ryu serves as the sole director of BestToYo and the sole director of WAG, deemed to have voting, dispositive or investment powers over BestToYo and WAG, respectively.

B.	Related Party Transactions

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

For the year ended December 31, 2025, TOYO derived revenue from sales of solar cells to VSUN in an amount of approximately $154.7 million.

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

For the year ended December 31, 2025, we purchased raw materials from VSUN’s subsidiary in an amount of approximately $102.7 million, which accounted for approximately 31.6% of our total purchase of inventories.

Other transactions with VSUN and its Subsidiary

Name	Relationship with the Company
Fuji Solar Co., Ltd.	Controlled by the controlling shareholder of the Company
VSUN	Controlled by Fuji Solar
Vietnam Sunergy (Bac Ninh) Company Limited (“VSun Bac Ninh”)	Wholly owned by VSUN
VSun Solar USA Inc. (“VSun USA”)	Wholly owned by VSUN
VSun China Co., Ltd. (“VSun China”)	Wholly owned by VSUN
Vietnam Sunergy Europe GmbH (“VSun GmbH”)	Wholly owned by VSUN

	For the Year Ended December 31,
	2025	2024	2023
Sales and service revenue from related parties
VSUN	$154,690,933	$116,937,974	$61,504,724
VSun USA	8,939,297	5,252,064	—
VSun Bac Ninh	6,572,678	337,346	—
VSun China	887,289	4,743,878	—
Total	$171,090,197	$127,271,262	$61,504,724
Purchase of raw materials and services from a related party
VSun China	$94,932,303	$48,484,527	$49,601,203
VSUN USA	7,788,309	—	—
Total	$102,720,612	$48,484,527	$49,601,203
Purchase of machinery from a related party
VSun China	$—	$1,542,768	$126,272
Purchase of trademarks from related parties (a)
VSUN	$128,000	$—	$—
VSUN GmbH	212,000	—	—
Total	$340,000	$—	$—
Payment of operating expenses by related parties on behalf of the Company
VSUN	$—	$59,802	$104,113
Others	92,549	19,520	—
Total	$92,549	$79,322	$104,113
Repayment of operating expenses to a related party paid on behalf of the Company
VSUN	$60,000	$148,000	$—
Others	111,069	—	—
Total	$171,069	$148,000	$—
Payment of offering cost by a related party on behalf of the Company
Fuji Solar (b)	$—	$—	$1,179,129
Repayment of offering cost paid by a related party on behalf of the Company
Fuji Solar (b)	$—	$81,025	$1,098,104
Prepayments of raw materials to related parties (c)
VSUN	$72,264	$—	$—
VSun China	—	—	24,845,082
Total	$72,264	$—	$24,845,082
Borrowings from related parties
VSUN (d)	$—	$—	$93,571,624
VSun USA (e)	12,000,000	5,000,000	—
Total	$12,000,000	$5,000,000	$93,571,624
Repayment of borrowings to a related party
VSUN (d)	$—	$38,093,104	$—
VSun USA (e)	6,000,000	—	—
Total	$6,000,000	$38,093,104	$—
Accrual of interest expenses on borrowings from related parties
VSUN (d)	$920,722	$1,382,890	$3,163,557
VSun USA (e)	634,384	14,995	—
Total	$1,555,106	$1,397,885	$3,163,557
Repayment of interest expenses on borrowings from a related party
VSUN (d)	$—	$1,391,911	$—
VSun USA (e)	252,600	—	—
Total	$252,600	$1,391,911	$—

(a)	For the year ended December 31, 2025, the Company purchased trademarks of $128,000 and $212,000 from VSUN and VSUN GmbH, respectively. The trademark acquisition transactions between the Company and the related parties are transactions under common control and are recorded at carryover basis in accordance with ASC 805-50. At the parent company level, the carrying value of the intangible assets were zero. Accordingly, separately identifiable intangible asset is not recognized.

(b)	For the year ended December 31, 2023, Fuji Solar paid offering cost of $1,179,129 on behalf of the Company. In the same year, the Company repaid offering cost of $1,098,104 to Fuji Solar. For the year ended December 31, 2024, the Company fully paid the remaining offering cost of $81,025 to Fuji Solar.

(c)	For the year ended December 31, 2025, the Company made prepayments of $72,264 to VSUN for raw materials, all which were delivered to the Company as of the date of this report. For the year ended December 31, 2023, the Company also made prepayments of $24,845,082 to VSun China for raw materials, all which were delivered to the Company in the year of 2024. For the year ended December 31, 2024, the Company did not make prepayments to VSun China for raw materials.

(d)	For the year ended December 31, 2023, the Company borrowed loans of approximately $93.6 million (VND 2.2 trillion) from VSUN as working capital and payment for property and equipment. Each loan is matured in one year from borrowing. The interest rate of borrowings were 9.5% before August 2023, and reduced to 8% for August 2023 and further reduced to 7% since September 2023.

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

For the year ended December 31, 2025, the Company did not borrow loans from or repaid loans to VSUN.

For the year ended December 31, 2025, 2024 and 2023, the Company accrued interest expenses of $920,722, $1,382,890 and $3,163,557 on the borrowings, respectively. For the year ended December 31, 2025, 2024 and 2023, the Company paid interest expenses of $nil, $1,391,911 and $nil to VSUN.

(e)	In December 2024, the Company borrowed a loan of $5.0 million from VSun USA as payment for property and equipment in TOYO Texas. The loan was matured in December 2025 and extended to December 2026. The interest rate of borrowings were 4.2% and is payable on maturity of the borrowing.

For the year ended December 31, 2025, the Company borrowed a loan of $12.0 million from VSun USA as payment for property and equipment in TOYO Texas. The loan was matured through March 2026. The interest rate of borrowings were 4.2% and is payable on maturity of the borrowing.

For the year ended December 31, 2025 and 2024, the Company accrued interest expenses of $634,384 and $14,995, respectively.

Balances with related parties

Accounts receivable – related parties

Related party	Nature of balance	December 31, 2025	December 31, 2024

VSun USA	Sales to the related party	$486,378	$3,474,214
VSun China	Sales to the related party	8,317	4,402,462
VSUN	Sales to the related party	—	3,963,972
Total		$494,695	$11,840,648

Prepayments — a related party

Related party	Nature of balance	December 31, 2025	December 31, 2024
VSUN	Prepayments for raw materials	$72,264	$—
Total		$72,264	$—

Accounts payable – a related party

Related party	Nature of balance	December 31, 2025	December 31, 2024
VSun China	Purchase of raw materials	$3,269,212	$—
Total		$3,269,212	$—

Contract liabilities — related parties

Related party	Nature of balance	December 31, 2025	December 31, 2024
VSUN	Advance for solar cells	$78,856,795	$20,000,000
VSun USA	Advance for solar modules	1,491,508	98,561
Total		$80,348,303	$20,098,561

Due to related parties

Related party	Nature of balance	December 31, 2025	December 31, 2024
VSUN	Borrowings	$48,530,388	$50,059,338
VSUN	Interest payable	2,390,023	1,469,301
VSUN	Payment of other operating expenses on behalf of the Company	10,098	70,219
VSun USA	Borrowings	11,000,000	5,000,000
VSun USA	Interest payable	396,778	14,995
Others	Payment of other operating expenses on behalf of the Company	1,000	19,520
Total		$62,328,287	$56,633,373

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

Except as disclosed elsewhere in this annual report, we are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

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

Solar Texas LLC has completed the phase 1 construction of a solar module plant at a leased facility with 567,140 square feet located in the Houston metropolitan area, Texas (the “Texas Facility”). The Texas Facility completed the construction for the first 1GW capacity and commenced production in October of 2025 in anticipation of a strong order pipeline from U.S. customers.

This acquisition aligns with the Company’s mission to expand its footprint in the U.S. to be closer to the majority of its clients, meet the demand for American-made solar panels, and contribute to the growing demand for secure, sustainable energy solutions as demands on the grid continue to rise.

Trademark Acquisition and License

On September 4, 2025, TOYO and TOYO Solar (collectively, the “TOYO Group”), entered into a trademark purchase agreement (each, a “Trademark Purchase Agreement”) with Vietnam Sunergy Europe GmbH, a German company and subsidiary of VSUN (as defined below) (“VSUN Europe”), and VSUN (together with VSUN Europe, “VSUN Group”), a Vietnamese company and our affiliate and a majority-owned subsidiary of Fuji Solar. Pursuant to the Trademark Purchase Agreements, VSUN Group agreed to sell to the TOYO Group its “VSUN” trademarks (the “Subject Trademarks”) registered in 12 jurisdictions, including but limited to, the United States, Canada, Vietnam and Europe, for a total purchase price of $340,000 (such transaction, the “Trademark Acquisition”).

In connection with and upon the completion of the Trademark Acquisition, on September 12, 2025, each of the Company and TOYO Solar entered into a trademark license agreement with VSUN (each, a “Trademark License Agreement”), pursuant to which the TOYO Group agreed to grant to VSUN a license for VSUN and its subsidiaries and affiliates to use the Subject Trademarks for one (1) year in connection with VSUN’s business purposes, including but not limited to, the manufacturing, promotion, advertising, distribution and sales (the “Trademark License”).

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash, accounts receivable and amounts due from related parties. As of December 31, 2025, we held cash of approximately $51.6 million, among which approximately $4.9 million were deposited in financial institutions located in Vietnam, $29.8 million were deposited in financial institutions located in Singapore, $7.4 million were deposited in financial institutions located in the United States, $1,300 million were deposited financial institutions located in Japan, million $7.6 million were deposited in financial institutions located in Ethiopia and $2.0 million were deposited in financial institutions located in China. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. To limit exposure to credit risk relating to deposits, we primarily place cash deposits with large financial institutions in Vietnam which we believe are of high credit quality and we also continually monitor their credit worthiness.

Foreign Currency Risk

The Company has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including Vietnam Dong (VND), Renminbi (RMB), Ethiopia Birr (ETB), and Singapore Dollar (SGD). For the year ended December 31, 2025, substantially all of the Company’s revenues are dominated in US Dollars. VND, the functional currency of TOYO Solar, and RMB, the functional currency of TOYO China, are not freely convertible into other foreign currencies.

All foreign exchange transactions in Vietnam take place either through the State Bank of Vietnam (“SBV”) or other authorized financial institutions at exchange rates quoted by SBV. Approval of foreign currency payments by the SBV or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of VND is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the Vietnam Foreign Exchange Trading System market.

All foreign exchange transactions in China take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Concentration risk

We have a concentration of our revenues with specific customers and accounts payable with specific vendors.

For the year ended December 31, 2025, one third party customer and one related party customer accounted for 40% and 36% of total revenues, respectively. For the year ended December 31, 2024, one related party customer and one third party customer accounted for 66% and 10% of total revenues, respectively.

As of December 31, 2025, two customers from third parties accounted for 46% and 22% of accounts receivable, respectively. As of December 31, 2024, one third party customer and one related party customer accounted for 29% and 23% of accounts receivable, respectively.

As of December 31, 2025, two third party suppliers accounted for 33% and 27% of accounts payable, respectively. As of December 31, 2024, two third party suppliers accounted for 17%, and 10% of accounts payable, respectively.

For the year ended December 31, 2025, one related party supplier accounted for 29.2% of total purchases of inventories. For the year ended December 31, 2024, one related party supplier and one third party supplier accounted for 55.0% and 16.9% of total purchases of inventories, respectively. For the year ended December 31, 2023, one related party supplier and one third party supplier accounted for 64.5% and 14.8% of total purchases of inventories, respectively.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our chief executive officer concluded that our disclosure controls and procedures as of December 31, 2025 were not effective at the reasonable assurance level due to the material weakness described below.

Management’s Assessment Regarding Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025.  The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In connection with the audit of our financial statements for the years ended December 31, 2025, we identified the material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2025. The material weaknesses relate to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to address complex U.S. GAAP technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with U.S.GAAP and SEC reporting requirements; (ii) our lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework, and (iii) our lack of proper IT policies and procedures developed for system change management, user access management and backup management.

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

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Asia CPAs LLP for the years ended December 31, 2025 and 2024, respectively:

	December 31, 2025(1)	December 31, 2024
	USD	USD
Audit Fees	$477,054	$304,695
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$477,054	$304,695

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

See “Item 6. Directors, Senior Management and Employees” for more information.

In addition, our controlling shareholder, Abalance Corporation, is a Japanese company listed on the TSE. Pursuant to Abalance’s corporate governance requirements or applicable requirements of TSE, we are subject to approval from the board of directors or president of Abalance, as applicable, with regard to certain significant actions or transactions, such as (i) organizational restructurings, and transactions that are expected to result in a change in control of TOYO or be subject to timely disclosure requirements under Japanese securities regulations, regardless of monetary amount, (ii) other transactions involving investments, asset acquisitions or disposals, or changes in net assets that exceed 5% of TOYO’s total assets or that involve an amount of ¥40 billion (approximately $251 million) or more; and (iii) transactions expected to have a material impact on Abalance’s medium-term management plan, business segments or key performance indicators.

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

Following these risk assessments, we will upgrade, implement, and maintain reasonable safeguards to address identified risks, reasonably address any identified gaps in existing safeguards, and regularly monitor the effectiveness of our safeguards. During the fiscal year 2025, we did not identified any material risks through our risk assessments in connection with cybersecurity or data security.

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

During the fiscal year ended December 31, 2025 and to the date of this Annual Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. For additional information regarding whether any risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this Annual Report on Form 20-F.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See the section entitled “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of TOYO Co., Ltd are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Amended and Restated Memorandum and Articles of Association of TOYO, effective on July 1, 2024 (incorporated by reference to Exhibit 3.1 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
2.1	Specimen Ordinary Share Certificate of TOYO (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on March 8, 2024).
2.2	Specimen Warrant Certificate of TOYO (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on March 8, 2024).
2.3	Warrant Agreement, dated January 31, 2022, between Blue World Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Form 8-K as filed with the SEC on February 3, 2022).
2.4	Warrant Assumption Agreement (incorporated herein by reference to Exhibit 4.1 to Form 8-K as filed with the SEC on July 8, 2024).
2.5*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.
4.1#	Agreement and Plan of Merger, dated as of August 10, 2023, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd (incorporated by reference to Exhibit 2.1 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
4.2	Amendment No. 1 to the Merger Agreement dated December 6, 2023, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd (incorporated by reference to Exhibit 2.2 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
4.3	Amendment No. 2 to the Merger Agreement dated February 6, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd (incorporated by reference to Exhibit 2.3 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).
4.4	Amendment No. 3 to the Merger Agreement dated February 29, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company, Fuji Solar Co., Ltd., Belta Technology Company Limited, WA Global Corporation and BestToYo Technology Company Limited (incorporated by reference to Exhibit 2.4 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779), as amended, initially filed with the SEC on May 1, 2024).

EXHIBIT NUMBER	DESCRIPTION
4.5†	2024 Share Incentive Plan of TOYO, effective on July 1, 2024 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed on July 8, 2024)
4.6†	Form of Indemnification Agreement between TOYO and each executive officer and director of TOYO (incorporated herein by reference to Exhibit 10.1 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024).
4.7	PIPE Purchase Agreement dated March 6, 2024, by and among the Company, Blue World Acquisition Corporation and NOTAM Co., Ltd (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the SEC on March 8, 2024).
4.8	Joinder Agreement dated February 29, 2024, by and among the Company, Blue World Acquisition Corporation, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company, Fuji Solar Co., Ltd., Belta Technology Company Limited, WA Global Corporation and BestToYo Technology Company Limited (incorporated herein by reference to Exhibit 2.2 to Form 8-K as filed with the SEC on March 4, 2024).
4.9†	Form of Employment Agreement between TOYO and each executive officer of TOYO (incorporated herein by reference to Exhibit 10.2 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024)
4.10	Form of Director Agreement between TOYO and each director of TOYO (incorporated herein by reference to Exhibit 10.3 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024)
4.11	Amendment to PIPE Purchase Agreement dated June 26, 2024, by and among the Company, Blue World Acquisition Corporation and NOTAM Co., Ltd (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-41256) as filed with the SEC on July 1, 2024)
4.12	Earnout Equities Vesting Agreement dated June 29, 2024, by and among the Company, Blue World Acquisition Corporation and Blue World Holdings Limited (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-41256) as filed with the SEC on July 1, 2024)
4.13^	English translation of the Executed Form of the Sublease Contract for Land with Infrastructure, dated November 8, 2022, between TOYO Solar and DUC ANH Construction Joint Stock Company (incorporated herein by reference to Exhibit 10.24 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024).
4.14	English Translation of Framework Agreement, dated August 24, 2023, between VSUN and TOYO Solar(incorporated herein by reference to Exhibit 10.44 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779 and 333-279028) as filed with the SEC on May 1, 2024).
4.15	English Translation of Framework Agreement, dated November 30, 2023, between VSUN and TOYO Solar (incorporated herein by reference to Exhibit 10.45 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779 and 333-279028) as filed with the SEC on May 1, 2024).
4.16	English Translation of the form of sales contract, between TOYO Solar and VSUN’s subsidiary (incorporated herein by reference to Exhibit 10.46 to TOYO’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-277779 and 333-279028) as filed with the SEC on May 1, 2024).
4.17	Long-Term Agreement, dated November 13, 2024, between TOPTOYO INVESTMENT PTE. LTD. and Vietnam Sunergy Joint Stock Company. (incorporated herein by reference to Exhibit 10.1 to TOYO’s Current Report on Form 6-K as filed with the SEC on November 19, 2024)
4.18	Membership Interest Purchase Agreement dated November 25, 2024, by and among TOYO Solar LLC Solar Plus Technology, Inc. and SG GREEN DEVELOPMENT PTE. LTD. (incorporated herein by reference to Exhibit 10.1 to TOYO’s Current Report on Form 6-K as filed with the SEC on November 29, 2024)
4.19	Master Supply Agreement dated November 18, 2024, by and between TOPTOYO INVESTMENT PTE. LTD. and the Buyer (incorporated herein by reference to Exhibit 10.2 to TOYO’s Current Report on Form 6-K as filed with the SEC on November 29, 2024)
4.20	Master Supply Agreement dated November 18, 2024, by and between Toyo America LLC and the Buyer (incorporated herein by reference to Exhibit 10.3 to TOYO’s Current Report on Form 6-K as filed with the SEC on November 29, 2024)

EXHIBIT NUMBER	DESCRIPTION
4.21^	Module Supply and Purchase Agreement dated July 2, 2025 (incorporated herein by reference to Exhibit 10.1 to TOYO’s Current Report on Form 6-K as filed with the SEC on August 5, 2025)
4.22	Parent Guaranty dated July 2, 2025 (incorporated herein by reference to Exhibit 10.2 to TOYO’s Current Report on Form 6-K as filed with the SEC on August 5, 2025)
4.23#	Trademark Purchase Agreement dated September 4, 2025, by and between the Company and Vietnam Sunergy Europe GmbH (incorporated herein by reference to Exhibit 99.1 to TOYO’s Current Report on Form 6-K as filed with the SEC on September 15, 2025)
4.24#	Trademark Purchase Agreement dated September 4, 2025, by and between Toyo Solar Company Limited and Vietnam Sunergy Joint Stock Company (incorporated herein by reference to Exhibit 99.2 to TOYO’s Current Report on Form 6-K as filed with the SEC on September 15, 2025)
4.25#	Trademark License Agreement dated September 12, 2025, by and between the Company and Vietnam Sunergy Joint Stock Company (incorporated herein by reference to Exhibit 99.3 to TOYO’s Current Report on Form 6-K as filed with the SEC on September 15, 2025)
4.26#	Trademark License Agreement dated September 12, 2025, by and between Toyo Solar Company Limited and Vietnam Sunergy Joint Stock Company (incorporated herein by reference to Exhibit 99.4 to TOYO’s Current Report on Form 6-K as filed with the SEC on September 15, 2025)
8.1*	List of principal subsidiaries of TOYO.
11.1	Code of Business Conduct and Ethics of TOYO, effective on July 1, 2024 (incorporated herein by reference to Exhibit 99.2 to TOYO’s registration statement on Form F-4 (File No. 333-277779) as filed with the SEC on March 8, 2024).
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to TOYO’s Annual Report on Form 20-F as filed with the SEC on May 12, 2025)
12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of our Chief Executive Officer and our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP
97.1	Executive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to TOYO’s Annual Report on Form 20-F as filed with the SEC on May 12, 2025)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith
†	Indicates a management contract or any compensatory plan, contract or arrangement.
^	Portion of this exhibit has been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K
#	Schedules and annexes have been omitted

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

TOYO Co., Ltd

March 31, 2026	By:	/s/ Takahiko Onozuka
		Name:	Takahiko Onozuka
		Title:	Director and Chief Executive Officer

INDEX OF FINANCIAL STATEMENTS

TOYO CO., LTD

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of TOYO Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TOYO Co., Ltd (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, NY

March 31, 2026

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 8622.2731.7215 • www.marcumasia.cn

TOYO Co., Ltd
CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash	$51,634,374	$13,654,445
Restricted cash	714,245	1,878,267
Accounts receivable, net	11,253,459	6,913,996
Accounts receivable – related parties	494,695	11,840,648
Prepayments	25,407,080	392,249
Prepayments – a related party	72,264	—
Inventories, net	79,986,077	19,984,094
Other current assets	2,282,883	725,130
Total Current Assets	171,845,077	55,388,829

Non-current Assets
Restricted cash, non-current	6,511,407	1,616,677
Long-term prepaid expenses	6,834,162	7,217,986
Deposits for property and equipment	776,627	9,716,009
Property and equipment, net	220,648,149	129,039,494
Right of use assets	34,354,338	36,627,800
Deferred tax assets	178,107	—
Other non-current assets	285,954	192,905
Total Non-current Assets	269,588,744	184,410,871
Total Assets	$441,433,821	$239,799,700

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$30,648,493	$16,126,730
Accounts payable	52,376,724	17,629,696
Accounts payable – a related party	3,269,212	—
Contract liabilities	27,592,381	3,635,144
Contract liabilities – related parties	80,348,303	20,098,561
Income tax payable	15,386,467	781,238
Due to related parties	62,328,287	56,633,373
Other payable and accrued expenses	15,415,684	3,392,774
Lease liabilities, current	2,867,727	2,118,900
Contingent consideration payable (nil and 13,000,000 earnout shares subject to surrender and cancel as of December 31, 2025 and 2024, respectively)	—	4,617,000
Long-term bank borrowings, current portion	5,471,119	—
Total Current Liabilities	295,704,397	125,033,416

Lease liabilities, non-current	34,474,040	34,327,142
Long-term bank borrowings	—	20,999,733
Total Non-current Liabilities	34,474,040	55,326,875
Total Liabilities	330,178,437	180,360,291

Commitments and Contingencies (Note 18)

Equity
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 37,758,997 shares and 46,595,743 shares issued as of December 31, 2025 and 2024, and 36,712,040 shares as of December 31, 2025 and 33,595,743 shares (excluding 13,000,000 earnout shares subject to surrender and cancel) outstanding as of December 31, 2024, respectively)	3,671	3,359
Additional paid-in capital	28,779,967	14,414,905
Retained earnings	89,976,384	50,316,486
Accumulated other comprehensive loss	(7,504,638)	(5,494,790)
Total TOYO Co., Ltd Shareholders’ Equity	111,255,384	59,239,960
Non-controlling interest	—	199,449
Total Equity	111,255,384	59,439,409
Total Liabilities and Equity	$441,433,821	$239,799,700

The accompanying notes are an integral part of the consolidated financial statements.

TOYO Co., Ltd
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Year Ended December 31,
	2025	2024	2023
Revenues from related parties	$171,090,197	$127,271,262	$61,504,724
Revenues from third parties	256,292,806	49,685,866	872,666
Revenues	427,383,003	176,957,128	62,377,390

Cost of revenues – related parties	(131,136,988)	(95,904,220)	(35,923,151)
Cost of revenues – third parties	(199,908,574)	(59,154,996)	(9,823,709)
Cost of revenues	(331,045,562)	(155,059,216)	(45,740,860)
Gross profit	96,337,441	21,897,912	16,636,530

Operating expenses
Selling and marketing expenses	(5,923,870)	(1,625,724)	(17,573)
General and administrative expenses	(31,376,223)	(11,412,152)	(4,632,009)
Total operating expenses	(37,300,093)	(13,037,876)	(4,649,582)

Income from operations	59,037,348	8,860,036	11,986,948

Other (expenses) income
Interest expenses, net	(3,318,705)	(3,264,646)	(3,261,459)
Other (expenses) income, net	(1,854,076)	586,167	1,163,666
Changes in fair value of contingent consideration payable	(1,341,794)	35,100,000	—
Total other (expenses) income, net	(6,514,575)	32,421,521	(2,097,793)

Income before income taxes	52,522,773	41,281,557	9,889,155

Income tax expenses	(15,370,241)	(781,238)	—
Net income	$37,152,532	$40,500,319	$9,889,155
Less: net loss attributable to noncontrolling interests	(2,507,366)	(113,851)	—
Net income attributable to TOYO Co., Ltd.’s shareholders	$39,659,898	$40,614,170	$9,889,155

Other comprehensive loss
Foreign currency translation adjustment	(2,009,848)	(2,689,595)	(3,200,853)
Comprehensive income	$35,142,684	$37,810,724	$6,688,302
Less: net loss attributable to noncontrolling interests	(2,507,366)	(113,851)	—
Comprehensive income attributable to TOYO Co., Ltd.’s shareholders	$37,650,050	$37,924,575	$6,688,302

Weighted average number of ordinary share outstanding– basic*	30,099,569	30,751,424	41,000,000
Earnings per share – basic*	$1.14	$1.09	$0.24

Weighted average number of ordinary share outstanding– diluted*	30,333,876	30,751,424	41,000,000
Earnings per share – diluted*	$1.13	$1.09	$0.24

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

The accompanying notes are an integral part of the consolidated financial statements.

TOYO Co., Ltd
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Attributable to TOYO Co., Ltd.’s shareholders
	Ordinary shares		Additional	(Accumulated deficit)	Accumulated other	Non-
	Number of shares*	Amount	paid-in capital	Retained Earnings	comprehensive income (loss)	controlling interest	Total Amount
Balance as of December 31, 2022	41,000,000	$4,100	$7,635,319	$(186,839)	$395,658	$—	$7,848,238
Capital injection from shareholders	—	—	42,360,581	—	—	—	42,360,581
Net loss	—	—	—	9,889,155	—	—	9,889,155
Foreign currency translation adjustments	—	—	—	—	(3,200,853)	—	(3,200,853)
Balance as of December 31, 2023	41,000,000	$4,100	$49,995,900	$9,702,316	$(2,805,195)	$—	$56,897,121
Reverse recapitalization	4,425,743	442	(851,791)	—	—	—	(851,349)
Reclassification of earnout shares	(13,000,000)	(1,300)	(39,715,700)	—	—	—	(39,717,000)
Capitalization of offering costs pursuant to reverse recapitalization	—	—	(2,572,889)	—	—	—	(2,572,889)
Issuance of ordinary shares to a private placement investor	1,100,000	110	5,999,990	—	—	—	6,000,100
Capital injection from shareholders	—	—	10,000	—	—	—	10,000
Issuance of ordinary shares to independent directors	70,000	7	608,993	—	—	—	609,000
Asset acquisition by issuing a subsidiary’s shares	—	—	940,402	—	—	313,300	1,253,702
Net income	—	—	—	40,614,170	—	(113,851)	40,500,319
Foreign currency translation adjustments	—	—	—	—	(2,689,595)	—	(2,689,595)
Balance as of December 31, 2024	33,595,743	$3,359	$14,414,905	$50,316,486	$(5,494,790)	$199,449	$59,439,409
Settlement of contingent consideration payable	1,712,297	172	5,958,622	—	—	—	5,958,794
Share-based compensation to employees	24,000	2	4,703,758	—	—	—	4,703,760
Share-based compensation to nonemployees	1,380,000	138	8,964,599	—	—	—	8,964,737
Deemed distribution through purchase of trademark	—	—	(340,000)	—	—	—	(340,000)
Issuance warrants to a service provider	—	—	36,000	—	—	—	36,000
Capital injection from a non-controlling shareholder	—	—	—	—	—	4,000,000	4,000,000
Acquisition of non-controlling interests	—	—	(4,957,917)	—	—	(1,692,083)	(6,650,000)
Net income	—	—	—	39,659,898	—	(2,507,366)	37,152,532
Foreign currency translation adjustments	—	—	—	—	(2,009,848)	—	(2,009,848)
Balance as of December 31, 2025	36,712,040	$3,671	$28,779,967	$89,976,384	$(7,504,638)	$—	$111,255,384

*	The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

The accompanying notes are an integral part of the consolidated financial statements.

TOYO Co., Ltd
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”)

	For the Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$37,152,532	$40,500,319	$9,889,155
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	36,551,190	23,235,143	2,607,276
Loss from disposal of property and equipment	—	—	13,511
Amortization of right of use assets	3,042,354	289,198	114,614
Loss from early termination of lease agreement	—	29,186	—
Amortization of long-term prepaid expenses	165,169	171,419	180,192
Share-based compensation to employees	4,703,760	—	—
Share-based compensation to nonemployees	9,000,737	609,000	—
Changes in fair value of contingent consideration payable	1,341,794	(35,100,000)	—
Inventory write down	2,862,847	2,536,668	—
Expense of offering cost allocated to contingent consideration payable	—	359,000	—
Deferred tax benefits	(178,107)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(4,583,417)	(6,138,919)	—
Accounts receivable – related parties	11,179,845	(11,984,896)	—
Prepayments	(25,030,650)	(254,223)	(152,023)
Prepayments – a related party	(72,264)	23,635,352	(24,845,082)
Inventories	(63,359,435)	15,882,337	(40,728,301)
Other current assets	(1,559,891)	(1,427,492)	(87,263)
Other non-current assets	(94,770)	(171,353)	(22,655)
Accounts payable	6,340,244	3,034,220	2,079,725
Accounts payable – a related party	3,269,718	—	—
Contract liabilities	24,038,608	3,183,138	540,481
Contract liabilities – related parties	60,250,424	(7,813,425)	29,340,608
Income tax payable	14,605,229	781,238	—
Due to related parties	1,281,905	(1,593,064)	3,267,670
Other payable and accrued expenses	11,951,150	(2,769,631)	5,404,730
Lease liabilities	128,959	(486,475)	(131,655)
Net cash provided by (used in) operating activities	132,987,931	46,506,740	(12,529,017)

Cash flows from investing activities:
Purchase of property and equipment	(91,752,076)	(42,501,403)	(114,113,439)
Purchase of property and equipment from a related party	—	(1,542,768)	(126,272)
Payment for acquisition of non-controlling interests	(6,650,000)	—	—
Net cash used in investing activities	(98,402,076)	(44,044,171)	(114,239,711)

Cash flows from financing activities:
Capital injection from shareholders	4,000,000	10,000	42,360,581
Proceeds from private placement	—	6,000,100	—
Proceeds from bank borrowings	56,678,373	65,663,820	12,034,734
Repayment of bank borrowings	(57,238,753)	(39,546,161)	—
Proceeds from borrowings from a related party	12,000,000	5,000,000	93,571,624
Repayment of borrowings to a related party	(6,000,000)	(38,093,104)	—
Deemed distribution through purchase of trademark	(340,000)	—	—
Payments of offering costs	—	(1,124,374)	(1,817,310)
Net cash provided by (used in) financing activities	9,099,620	(2,089,719)	146,149,629

Effect of exchange rate changes on cash	(1,974,838)	(2,220,954)	(2,448,856)
Net (decrease) increase in cash	$41,710,637	$(1,848,104)	$16,932,045
Cash and restricted cash at beginning of year	17,149,389	18,997,493	2,065,448
Cash and restricted cash at end of year	$58,860,026	$17,149,389	$18,997,493

Supplemental cash flow information
Cash paid for interest expense	$1,954,648	$3,316,100	$—
Cash paid for income tax	$943,119	$—	$—

Noncash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,916,346	$3,636,453	$473,014
Issuance of ordinary shares to settle of contingent consideration payable	$5,958,794	$—	$—
Payables related to purchase of property and equipment	$37,658,234	$819,599	$34,743,940
Payment of offering costs by a related party	$—	$—	$81,025
Accrual of offering costs	$—	$—	$892,976
Transfer of equity interest of a subsidiary in exchange for asset acquisition in Solar Texas	$—	$1,253,702	$—
Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$51,634,374	$13,654,445	$18,035,405
Restricted cash	714,245	1,878,267	82,195
Restricted cash, non-current	6,511,407	1,616,677	879,893
	$58,860,026	$17,149,389	$18,997,493

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

As of December 31, 2025, the accompanying consolidated financial statements reflect the activities of TOYO and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	Ownership	Principal Activities
Parent company:
TOYO	May 16, 2023	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of TOYO
TOPTOYO Investment Pte. Ltd. (“SinCo”)	April 26, 2023	Singapore	100% owned by TOYO	Sales of solar cells and related businesses
TOYO Solar	November 8, 2022	Vietnam	100% owned by SinCo	Design, manufacture and sales of solar cells and related businesses
TOYO China Co., Ltd. (“TOYO China”)	November 20, 2023	China	100% owned by TOYO Solar	Sales of solar cells and related businesses
TOYO Holdings LLC (“TOYO USA Holding”)	June 25, 2024	USA	100% owned by SinCo	Investment holding
TOYO America LLC (“TOYO America”)	August 29, 2024	USA	100% owned by TOYO USA Holding	Sales of solar modules and related businesses
TOYO Solar LLC	August 29, 2024	USA	100% owned by TOYO USA Holding	Investment holding
TOYO Solar Texas LLC (formerly named as Solar Plus Technology Texas LLC, “TOYO Texas”)	November 25, 2024	USA	100% owned by TOYO Solar LLC	Design, manufacture and sales of solar modules and related businesses
TOYO Solar (Singapore) Pte. Ltd. (“TOYO Singapore”)	August 14, 2024	Singapore	100% owned by SinCo	Sales of solar cells and related businesses
TOYO Solar Manufacturing One Member PLC (“TOYO Ethiopia”)	October 11, 2024	Ethiopia	100% owned by SinCo	Design, manufacture of solar cells and related businesses
TOYO Energy LLC (“TOYO Solar PLC”)	April 21, 2025	USA	100% owned by TOYO USA Holding	Sales of solar cells and related businesses
TOYO Solar Clean Energy Company Limited (“TOYO Solar Clean Energy”)	December 5, 2025	Vietnam	100% owned by SinCo	Design, manufacture and sales of solar modules and related businesses

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reorganization of TOYO

On February 27, 2024, TOYO completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of TOYO Solar prior to the reorganization. TOYO and 100% owned by SinCo were established as holding companies of TOYO Solar, and all these entities are under common control which results in the consolidation of TOYO Solar, which have been accounted for as a reorganization of entities under common control at carrying value.

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

History of Blue World Acquisition Corporation (“BWAQ”)

BWAQ is a blank check company incorporated as a Cayman Islands exempted company on July 19, 2021, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The registration statement for BWAQ’s Initial Public Offering (“Initial Public Offering”) was declared effective on January 31, 2022.

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

After giving effect to the Business Combination and the issuance of the ordinary shares described above, there were 46,095,743 ordinary shares issued and 33,095,743 ordinary shares outstanding (excluding 13,000,000 Earnout Shares) on July 1, 2024. TOYO has also capitalized offering cost of $2,572,889, which was recorded as reduction against additional paid-in capital. The Company also allocated offering cost of $359,000 to contingent consideration payable, which was expensed to the account of “general and administrative expenses” in the consolidated statements of operations and comprehensive income on July 1, 2024.

The reverse recapitalization is equivalent to the issuance of securities by the Company for the net monetary assets of BWAQ, accompanied by a recapitalization. The Company debited equity for the fair value of the net liabilities of BWAQ. In the subsequent financial statements after the Business Combination, the amounts of assets and liabilities for the period before the reverse recapitalization in financial statements are presented as the Company’s and recognized and measured at their pre-combination carrying amounts.

On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Company’s Annual Report on Form 20-F filed on May 12, 2025 (the “Form 20-F”), which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. There were no significant accounting estimates for the years ended December 31, 2025, 2024 and 2023.

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

The reporting currency of the Company is U.S. dollars (“USD” or “$”) and the accompanying consolidated financial statements have been expressed in USD.

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

Translation of amounts from Vietnam Dong (“VND”) and Renminbi (“RMB”) into USD has been made at the following exchange rates for the respective periods:

	December 31, 2025	December 31, 2024
VND exchange rate for balance sheet items, except for equity accounts	26,291	25,488
RMB exchange rate for balance sheet items, except for equity accounts	6.9956	7.2985

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation (cont.)

	For the Year Ended December 31,
	2025	2024	2023
VND exchange rate for items in the statement of operations and comprehensive income, and statement of cash flows	26,004	25,056	24,270
RMB exchange rate for items in the statement of operations and comprehensive income, and statement of cash flows	7.1876	7.1887	n/a

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

The Company’s financial instruments approximate their fair values because of the short-term nature of these instruments. Warrants (Note 15 and Note 16) and Earnout Shares (Note 15) were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

Cash

Cash primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdraw and use.

Restricted cash, current and non-current

As of December 31, 2025 and 2024, the restricted cash represented bank deposits pledged for a bank borrowing. The current restricted cash was restricted from withdrawal for a period less than 12 months from the date of deposit. The non-current restricted cash was restricted from withdrawal for a period of more than 12 months from the date of deposit.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

Accounts receivables are recorded at the gross amount less an allowance for expected credit losses and do not bear interest.

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

The management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive income. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2025 and 2024, the Company did not record allowance for expected credit losses.

Prepayments and prepayments to a related party

The prepayments represented advance payments for raw materials for the cell and module production. The Company initially recognizes prepayments when cash is advanced to suppliers. Subsequently, the Company derecognizes and reclassifies prepayments to inventories when control over the assets is transferred to and obtained by the Company.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the moving weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand, and specific customer requirements. The Company takes ownership, risks, and rewards of the products. Write downs are recorded in “Cost of revenues” in the consolidated statements of operations and comprehensive income. For the years ended December 31, 2025, 2024 and 2023, the Company provided inventory provision of $2,862,847, $2,536,668 and $nil, respectively.

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

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net

Property and equipment primarily consist of building, machinery, office equipment, vehicle, and construction in progress. Building, machinery, office equipment and vehicles are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with nil residual value rate based on the estimated useful lives. The useful lives of property and equipment are as follows:

Building	5 – 25 years
Machinery	2 – 6 years
Office equipment	2 – 5 years
Vehicle	5 – 6 years
Leasehold improvement	Shorter of lease term and 10 years

The construction in progress was not depreciated until completion of construction and ready for use. Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2025, 2024 and 2023.

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

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Sales of solar cells

The Company officially commenced sales of solar cells to customers in the second half of 2023. The Company recognizes revenue generated from sales of solar cells at a point in time following the transfer of control of the solar cells to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The transaction price was fixed in the contracts with customers. No variable considerations, significant financing component or payable to customers were identified in contracts with the customer. The contracts with customers may contain provisions that require the Company to make liquidated damage payments to the customer if the Company fails to ship or deliver solar cells before scheduled dates. The Company recognizes these liquidated damages as a reduction of revenue. For the years ended December 31, 2025, 2024 and 2023, the Company did not incur such liquidation damages.

Customers are generally required to make prepayment ranging between 30% and 100% of contract value. Payments received in advance from customers are recorded as “contract liabilities” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the solar cells to its customers. In cases where transaction prices are collected after the sales, accounts receivable are recognized when revenue is recognized. Accounts receivable is generally due within 60 days from delivery of solar cells.

Sales agreements typically contain the assurance-type customary product warranties if defects in solar cells exceeds agreed percentage of delivered quantity. The percentage varies among different customers. The assurance-type product warranties are subject to ASC 450, Contingencies. As of December 31, 2025 and 2024, the Company did not accrue warranty liabilities.

Sales of solar modules

In addition, the Company commenced sales of solar modules to a related party customer in the year ended December 31, 2025. The Company recognizes revenue generated from sales of solar modules at a point in time following the transfer of control of the solar modules to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The transaction price was fixed in the contracts with customers. No variable consideration, significant financing component or payable to customers were identified in contracts with the customer.

The related party customer is required to make prepayment of 10% of contract value. Payments received in advance from customers are recorded as “contract liabilities” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the solar modules to its customers. The remaining 90% of the contract value is recognized as accounts receivable when revenue is recognized. Accounts receivable is generally due within 60 days from delivery of solar modules.

In addition, the Company did not provide warranties to the customer.

Provision of facilitation services

The Company provided facilitation services for customers’ solar cell and solar module products. The Company is an agent in facilitation services, as it did not bear inventory risks or determine the product selling price in provision of services. The Company identifies one performance obligation in the agreements with customers. The commission rate and the amount of customers’ solar cell and solar module products sold are both explicitly stipulated in the agreements with customers. No variable considerations, significant financing components or payable to customers were identified in contracts with the customer. The Company recognizes revenue from facilitation services for the customers’ solar cells and solar module products at a point when the end customers accept the agreed solar cell and solar module products and the customers collect the fees from end customers. The transaction prices are collected after the sales, accounts receivable are recognized when revenue is recognized. Accounts receivable is generally due within 60 days from provision of facilitation services.

During the year ended December 31, 2025, the Company provided original equipment manufacturer (OEM) services to a third-party customer. The Company manufactured solar cells under the customer’s name and recognized revenues on a net basis upon delivery of solar cells to the customer. 100% prepayment are required from the customer.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Contract liabilities

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligation. As of December 31, 2025, the Company had contract liabilities of $27,592,381 and $80,348,303 from third party customers and related party customers, respectively, which are expected to be recognized as revenues in the year ending December 31, 2026. As of December 31, 2024, the Company had contract liabilities of $3,635,144 and $20,098,561 from third party customers and related party customers, respectively, which were recognized as revenues in the year ended December 31, 2025. As of December 31, 2023, the Company had contract liabilities of $530,817 and $28,815,934 from third party customers and related party customers, respectively, which were recognized as revenues in the year ending December 31, 2024

For the years ended December 31, 2025 and 2024, the Company disaggregate revenue into three streams as the following table:

	For the Year Ended December 31,
	2025	2024	2023
Revenues to third parties:
Sales of solar cells	$252,820,255	$49,685,866	$872,666
Provision of facilitation services	3,472,551	—	—
	256,292,806	49,685,866	872,666
Revenues to related parties:
Sales of solar cells	162,249,461	123,797,048	61,504,724
Sales of solar modules	7,583,482	—	—
Provision of facilitation services	1,257,254	3,474,214	—
	171,090,197	127,271,262	61,504,724
Total revenue	$427,383,003	$176,957,128	$62,377,390

For the years ended December 31, 2025 and 2024, the movement of contract liabilities, including related parties and third parties was as follows:

	For the Year Ended December 31,
	2025	2024
Opening balance	$23,733,705	$29,346,751
Addition of contract liabilities	403,824,391	52,208,001
Revenue recognition during the year	(319,679,148)	(57,821,087)
Foreign exchange adjustment	61,736	40
Ending balance	$107,940,684	$23,733,705
Contract liabilities – third party customers	$27,592,381	$3,635,144
Contract liabilities – related party customers	$80,348,303	$20,098,561

For the year ended December 31, 2025, the contract liabilities increased by $84,206,979 primarily due to advance payment received in the current period for future sales of solar cells and modules and facilitation service fees, partially offset by the recognition of revenue from sales of cells and facilitation service fees for which payment was received in prior years. For the years ended December 31, 2025 and 2024, the Company recognized revenues of $23,733,705 and $29,346,751 which was included in the contract liabilities as of December 31, 2024 and 2023, respectively.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of revenues

Cost of revenue primarily consists of cost of materials, direct labor costs, and overheads which were attributable to the solar cells and solar modules sold in the relevant periods.

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

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2025, the Company’s income tax returns in its various tax jurisdictions remain subject to examination for periods ranging from three to five years, depending on the applicable statutes of limitations in each jurisdiction.

Earnings per Share

In accordance with ASC 260, Earnings Per Share, basic net earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method, which excluded unvested restricted shares. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s earnout shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis.

Diluted net earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Company had earnout shares, unvested restricted shares and warrants, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted net earnings per share, the effect of the earnout shares is computed using the two-class method or the as-if converted method, whichever is more dilutive. The effect of unvested restricted shares and warrants is computed using treasury stock method.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operating leases

The Company leases its land use rights, which are classified as operating leases, in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate on a collateralized basis for a similar term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2025 and 2024.

Asset acquisition

When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of non-cash assets given as consideration differs from the assets’ carrying amounts on the Company’s books. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

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

The Company reviews and reassesses the fair value of contingent consideration at each reporting period until the contingency is resolved. Adjustments to the fair value are recorded in the consolidated statements of operations and comprehensive income under “Changes in fair value of contingent consideration payable”.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrant is outstanding.

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

Share-based compensation

The Company grants share options and restricted shares to its management, employees, consultants, and other non-employees. The Company measures the cost of the share options and restricted shares based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the option agreement. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur.

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

Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters, including, among others, government investigations, and tax matters. In accordance with ASC 450, Contingencies, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Reclassification

Certain items in the financial statements of the comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of December 31, 2025 or on the statements of operations for the years ended December 31, 2025, 2024 and 2023.

Segment reporting

The Company uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income when making decisions about allocating resources and assessing performances of the Company.

The CODM assesses performance and decides how to allocate resources for our one operating segment based on consolidated net income that is reported on the consolidated statements of operations and uses property, plant, and equipment, net, to measure segment assets. Further, the Company has also evaluated the significant segment expenses incurred by our single segment and regularly provided to the CODM. The significant segment expenses provided to the CODM are consistent with those reported on the consolidated statements of operations and include cost of sales, selling, general and administrative, research and development, interest expense, and income taxes. The CODM uses these metrics to make key operating decisions such as: approving a new product launch strategy, making significant capital expenditures, approving the design of key commercialization strategies, decisions about key personnel, and approving annual operating and capital budgets. The CODM considers budget-to-actual variances and year over year performance when making decisions supporting capital resource allocation.

Since the Company operates in one reportable segment, all financial information required can be found in the consolidated financial statements. The following table disaggregates the Company’s revenues by primary geographical markets based on the location of customers for the year ended December 31, 2025, 2024 and 2023.

	For the Year Ended December 31,
	2025	2024	2023
USA	$341,445,865	$5,252,064	$—
Other areas	85,937,138	171,705,064	62,377,390
Total	$427,383,003	$176,957,128	$62,377,390

The following table disaggregates the geographic information of the Company’s long-lived assets, which consist of long-term prepaid expenses, deposits for property and equipment, property and equipment and operating lease right-of-use assets, as of December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Vietnam	$77,615,854	$110,203,576
USA	42,541,090	37,909,237
Ethiopia	142,456,332	34,488,476
Total	$262,613,276	$182,601,289

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

On December 17, 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On December 8, 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides “interim financial statements and notes in accordance with GAAP.” The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must “disclose events since the end of the last annual reporting period that have a material impact on the entity.” For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For all other entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

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

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. As the Company qualifies as a EGC and it made the election to use the adoption dates available to non-PBEs in its financial statements for all new or revised accounting standards, the Company decides to adopt ASU2023-09 for annual periods beginning after December 15, 2025.

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

The Company does not believe the above-mentioned recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its consolidated financial position, statements of operations and comprehensive income and cash flows.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2025, the Company held cash of $51,561,225 in the financial institutions, among which $4,851,332 were deposited in financial institutions located in Vietnam, $29,815,140 were deposited in financial institutions located in Singapore, $7,366,955 were deposited in financial institutions located in the USA, $1,294 were deposited financial institutions located in the Japan, $7,598,255 were deposited financial institutions located in the Ethiopia and $2,001,398 were deposited in financial institutions located in China.

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

2) Foreign currency risk

The Company has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including Vietnam Dong (VND), Renminbi (RMB), Ethiopia Birr (ETB), and Singapore Dollar (SGD). For the year ended December 31, 2025, substantially all of the Company’s revenues are dominated by US Dollar. VND, the functional currency of TOYO Solar, and RMB, the functional currency of TOYO China, are not freely convertible into foreign currencies.

All foreign exchange transactions in Vietnam take place either through the State Bank of Vietnam (“SBV”) or other authorized financial institutions at exchange rates quoted by SBV. Approval of foreign currency payments by the SBV or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of VND is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the Vietnam Foreign Exchange Trading System market.

All foreign exchange transactions in China take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

3) Concentration risk

The Company commenced sales to customers in the second half of 2023. The Company has a concentration of its revenues from specific customers and accounts payable with specific vendors.

For the year ended December 31, 2025, one third party customer and one related party customer accounted for 40% and 36% of total revenues, respectively. For the year ended December 31, 2024, one related party customer and one third party customer accounted for 66% and 10% of total revenues, respectively.

As of December 31, 2025, two customers from third parties accounted for 46% and 22% of accounts receivable, respectively. As of December 31, 2024, one third party customer and one related party customer accounted for 29% and 23% of accounts receivable, respectively.

As of December 31, 2025, two suppliers from third parties accounted for 33% and 27% of accounts payable, respectively. As of December 31, 2024, two suppliers from third parties accounted for 17%, and 10% of accounts payable, respectively.

For the year ended December 31, 2025, one related party supplier accounted for 29.2% of total purchases of inventories. For the year ended December 31, 2024, one related party supplier and one third party supplier accounted for 55.0% and 16.9% of total purchases of inventories, respectively. For the year ended December 31, 2023, one related party supplier and one third party supplier accounted for 64.5% and 14.8% of total purchases of inventories, respectively.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

3. LIQUIDITY CONDITION AND GOING CONCERN

As of December 31, 2025 and 2024, the Company had working capital deficits of $123,859,320 and $69,644,587, respectively. This condition raised substantial doubt about the Company’s ability to continue as a going concern within twelve months from the issuance of the annual report.

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

As of December 31, 2025, among the working capital deficits of $123,859,320, the Company had contract liabilities from both third-party customers and related party customers of $107,940,684 which would be settled through recognition of revenues. In addition, the Company had payable of $62,328,287 due to related parties which may be extended when due. In addition, the Company generated cash flow of $132,987,931 from its operating activities for the year ended December 31, 2025, and entered into borrowing agreements with financial institutions and related parties to borrow an aggregated amount of $68,678,373.

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

The acquisition was determined to be an asset acquisition for accounting purposes because there were no input, process, or output as of the closing date of acquisition. The fair value of share consideration is determined by reference to the fair value of the net assets of TOYO Texas. The Company recognized the assets and liabilities at fair value, with corresponding accounts recognized as additional paid-in capital of $940,402 and non-controlling interests of $313,300 based on equity interest held by TOYO USA Holding and Solar Plus.

5. ACQUISITION OF NON-CONTROLLING INTEREST

In April 2025, Solar Plus Technology, Inc. made additional capital contribution of $4,000,000 in TOYO Texas.

On November 24, 2025, the Company entered into a share purchase agreement with Solar Plus Technology, Inc., pursuant to which the Company purchased 24.99 Class B units, or 24.99% equity interest in TOYO Solar US in cash consideration of $6,650,000. The transaction was closed on December 4, 2025.

According to ASC 810-10-45-23, the Company’s acquisition of non-controlling interest in TOYO Solar LLC did not represent a business combination because control over TOYO Solar US was obtained prior to the transaction. The transaction was accounted for as equity transactions. Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income.

On December 4, 2025, the Company recorded the difference between the cash consideration of $6,650,000 and the carrying value of the non-controlling interest of $1,692,083 as a reduction against additional paid-in capital.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31, 2025	December 31, 2024
Accounts receivable	$11,253,459	$6,913,996
Less: expected credit losses	—	—
Accounts receivable, net	$11,253,459	$6,913,996

For the years ended December 31, 2025, 2024 and 2023, the Company did not provide expected credit losses against accounts receivable, as the balance was fully collected as of the date of this report.

7. INVENTORIES, NET

Inventories, net consisted of the following:

	December 31, 2025	December 31, 2024
Raw materials	$37,247,442	$3,317,887
Finished goods	17,247,048	16,666,207
Goods in transit	25,491,587	—
Total inventories, net	$79,986,077	$19,984,094

For the years ended December 31, 2025, 2024 and 2023, the Company provided inventory write-down of $2,862,847, $2,536,668 and $nil, respectively, against finished goods, because the carrying amount of certain finished goods were below net realizable value.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31, 2025	December 31, 2024
Construction in progress	$8,386,394	$10,320,596
Machinery	172,767,448	116,977,275
Building	83,343,942	18,400,135
Leasehold improvement	6,060,439	—
Office equipment	4,121,355	2,781,912
Vehicle	401,024	550,134
Total property and equipment	275,080,602	149,030,052
Less: accumulated depreciation	(54,432,453)	(19,990,558)
Total property and equipment, net	$220,648,149	$129,039,494

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

8. PROPERTY AND EQUIPMENT, NET (cont.)

Depreciation expense was $36,551,190, $23,235,143, and $2,607,276 for the years ended December 31, 2025, 2024 and 2023. For the year ended December 31, 2024, TOYO Solar transferred machinery of $27,395,942 to TOYO Ethiopia. The machinery were not accrued of depreciation expenses when they were en route. The machinery arrived in TOYO Ethiopia during the year ended December 31, 2025 and were put into use for production.

As of December 31, 2025, the Company collateralized all of its buildings in TOYO Solar with carrying value of $17,213,790, and machinery with carrying amount of $31,324,354 for the long-term bank credit facility from BIDV (Note 11).

As of December 31, 2024, the Company collateralized all of its buildings in TOYO Solar with carrying value of $17,576,346, and machinery with carrying amount of $73,580,639 for the long-term bank credit facility from BIDV (Note 11), among which machinery of $24,916,182 was transferred to TOYO Ethiopia and in progress of release from collateralization.

As of December 31, 2025, the Company has drawn down loans of $5,471,119 from the long-term bank credit facility from BIDV and had unused line of credit of $84,528,881. As of December 31, 2024, the Company has drawn down loans of $20,999,733 from the long-term bank credit facility from BIDV and had unused line of credit of $69,000,267.

9. LONG-TERM PREPAID EXPENSES

In November 2022, the Company entered into an agreement with a third party. The agreement conveys the Company the right to use a piece of designated land (“Land Use Rights”) and the right to use certain public infrastructures within the industrial zones, for a period of 45 years maturing in October 2067. Pursuant to the agreement, the third party charged a total fee of $1.4 million for the Land Use Rights, which was accounted for as an operating lease right-of-use asset (Note 10), and a total fee of $8.2 million for the public infrastructures, respectively. As of December 31, 2023, the Company fully paid the service fees.

Because these public infrastructures were shared among all lessees in the industrial zone, the Company has no rights to obtain substantially all of the economic benefits from this public infrastructure. The Company recorded the total public infrastructure service fee as long-term prepaid expenses, and amortized the long-term prepaid expenses over 45 years in straight-line method.

Long-term prepaid expenses were comprised of the following:

	December 31, 2025	December 31, 2024
Prepaid expenses for public infrastructure	$7,351,489	$7,583,098
Less: accumulated amortization	(517,327)	(365,112)
Total	$6,834,162	$7,217,986

For the years ended December 31, 2025, 2024 and 2023, the amortization expenses for long-term prepaid expenses are $165,169, $171,419 and $180,192, respectively.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

10. OPERATING LEASE

In November 2022, the Company leased Land Use Rights in Vietnam under non-cancelable operating leases, with lease term of 45 years. The land is free of charge for the first five years and will be charged of rental fee of approximately $32,300 per annum. The Company constructed plants for manufacturing cells on the Land Use Rights. For the year ended December 31, 2023, the Company entered into certain staff dormitory lease agreements with third party lessors, all with a lease term of 3 years. For the year ended December 31, 2024, the Company terminated all long-term staff dormitory lease agreements with third party lessors. For the year ended December 31, 2024, the Company entered into operating lease agreements for land, plant and offices in the USA (Note 4) and Ethiopia, with lease term ranging between 120 months and 125 months. In April 2025, the Company issued a letter of credit of $5.0 million, as security deposit, to landlord of a solar module plant in Texas. The letter of credit was collateralized with bank deposits of $5.0 million. For the year ended December 31, 2025, the Company entered into operating lease agreements for plant and offices in Ethiopia, with lease term ranging between 24 months and 120 months.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	December 31, 2025	December 31, 2024
Right of use assets	$34,354,338	$36,627,800

Operating lease liabilities, current	2,867,727	2,118,900
Operating lease liabilities, noncurrent	34,474,040	34,327,142
Total operating lease liabilities	$37,341,767	$36,446,042

Other information about the Company’s leases is as follows:

	For the Year Ended December 31,
	2025	2024	2023
Operating cash flows used in operating leases	$3,206,712	$761,288	$173,267
Weighted average remaining lease term (years)	8.9	10.5	32.4
Weighted average discount rate	6%	7%	10%

For the year ended December 31, 2025, operating lease expenses were $5,164,404, among which $145,911 was incurred for short-term lease. For the year ended December 31, 2024, operating lease expenses were $838,022, among which $271,485 was incurred for short-term lease. For the year ended December 31, 2023, operating lease expenses were $357,300, among which $216,177 was incurred for short-term lease. The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2025:

December 31, 2025
For the year ending December 31, 2026	$4,992,890
For the year ending December 31, 2027	5,140,919
For the year ending December 31, 2028	5,290,201
For the year ending December 31, 2029	5,501,715
For the year ending December 31, 2030	5,658,868
Thereafter	23,001,193
Total lease payments	49,585,786
Less: Imputed interest	12,244,019
Present value of operating lease liabilities	$37,341,767

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

11. LINE OF CREDIT

On April 26, 2023, the Company entered into a three-year bank credit facility with BIDV, under which the Company can draw-down up to $90,000,000 by April 25, 2026. The interest rate for this credit facility was 9.5% per annum, subject to vary every six months. The interest rate was reduced to 8% since August 2023, and reduced to 6.5% since March 2024 and to 6.3% since September 2024. In September 2025, the interest rate was revised to 7.7%. As of December 31, 2025, the credit facility was collateralized by certain of the Company’s buildings and machinery (Note 8) and guaranteed by SinCo.

For the years ended December 31, 2025, 2024 and 2023, the Company has drawn down loans of $nil, $14,734,246 and $12,034,734 for the long-term bank credit facility from BIDV, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company repaid loans of $15,051,531, $4,821,201 and $nil for the long-term bank credit facility from BIDV, respectively.

As of December 31, 2025, the Company has drawn down loans of $5,471,119 from the long-term bank credit facility from BIDV and has unused line of credit of $84,528,881. As of December 31, 2024, the Company has drawn down loans of $20,999,733 from the long-term bank credit facility from BIDV and has unused line of credit of $69,000,267. Each loan is repayable upon maturity of the bank credit facility.

For the year ended December 31, 2025, the Company recognized interest expenses of $1,026,301 from long-term bank borrowings, none of which was capitalized in property and equipment. For the year ended December 31, 2024, the Company recognized interest expenses of $1,215,221 from long-term bank borrowings, among which $73,479 was capitalized in property and equipment. For the year ended December 31, 2023, the Company recognized interest expenses of $212,064, among which $90,526 was capitalized in property and equipment.

Short-term bank credit facility

On January 31, 2024, the Company entered into a one-year revolving bank credit facility with BIDV, under which the Company can draw-down up to $100,000,000 by January 30, 2025. Each loan is repayable in five months. For the year ended December 31, 2025, the Company fully repaid the loans underlying the revolving bank credit facility with BIDV.

In March 2025, The Company entered the revolving bank credit facility with BIDV, under which the Company can draw-down up to $30,000,000 by February 28, 2026. In February 2026, the Company renewed the revolving bank credit facility with BIDV, under which the Company can draw-down up to $30,000,000 by February 28, 2027. Each loan is repayable in five months. As of December 31, 2025, the Company has fully drawn down loans from the short-term bank credit facility from BIDV.

Letter of credit

In April 2025, the Company issued a letter of credit of $5.0 million, as security deposit for a period of three years, to landlord of a solar module plant in Texas. The letter of credit was collateralized with bank deposits of $5.0 million.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

12. SHORT-TERM BORROWINGS

In connection with the revolving bank credit facility the Company entered into with BIDV in January 2024 (Note 11), the Company has drawn down loans of $50,929,574 for working capital purpose for the year ended December 31, 2024. The borrowings bore interest rates ranging between 3.5% and 4% per annum. For the year ended December 31, 2025 and 2024, the Company repaid loans of $15,806,725 and $34,550,455, respectively.

In connection with the revolving bank credit facility the Company entered into with BIDV in March 2025 (Note 11), the Company has fully drawn down loans of $56,678,373 for working capital purpose for the year ended December 31, 2025. The borrowings bore interest rates ranging between 3.5% and 4% per annum. For the year ended December 31, 2025, the Company repaid loans of $26,380,497.

For the year ended December 31, 2025 and 2024, the Company recognized and fully paid interest expenses of $737,811 and $708,968, respectively.

13. INCOME TAXES

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

As a new enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the first two years since the year ended December 31, 2023. When Company generated taxable income through year 2024, the Company is entitled to income tax rate of 8.5%, which is half of preferential income tax rate of 17% for four years ended December 31, 2025 through 2028.

China

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments.

USA

In the United States, TOYO USA Holding, TOYO America, TOYO Solar LLC, TOYO Texas and TOYO Energy are subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), the One Big Beautiful Bill Act and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

Ethiopia

TOYO Ethiopia is subject to corporate income tax at a standard rate of 30% on its business operations in Ethiopia. In accordance with the investment incentive framework of Ethiopia, eligible manufacturing entities may be granted corporate income tax exemptions upon approval by the Ethiopian Investment Commission. TOYO Ethiopia is entitled to a four-year exemption from corporate income tax commencing from the date of establishment. The Company obtained its Ethiopian business license on February 21, 2025. The tax exemption period covers the fiscal years from 2025 to 2028.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. INCOME TAXES (cont.)

Income/(loss) before income tax expense is attributable to the following geographic locations:

	For the Year Ended December 31,
	2025	2024	2023
Cayman	$(16,078,341)	$29,501,693	$—
Singapore	89,029,151	301,398	—
Vietnam	(16,139,376)	9,436,467	9,889,155
China	4,616	(503,007)	—
USA	(7,810,814)	3,018,236	—
Ethiopia	3,517,537	(473,230)	—
Total	$52,522,773	$41,281,557	$9,889,155

The income tax provision consists of the following components:

	For the Year Ended December 31,
	2025	2024	2023
Current income tax expenses
Cayman	$—	$—	$—
Singapore	15,298,124	51,238	—
Vietnam	—	—	—
China	—	—	—
USA	250,224	730,000	—
Ethiopia	—	—	—
Total	$15,548,348	$781,238	$—
Deferred income tax expenses
Cayman	—	—	—
Singapore	(178,107)	—	—
Vietnam	—	—	—
China	—	—	—
USA	—	—	—
Ethiopia	—	—	—
Total	$(178,107)	$—	$—
Total income tax expenses
Cayman	—	—	—
Singapore	15,120,017	51,238	—
Vietnam	—	—	—
China	—	—	—
USA	250,224	730,000	—
Ethiopia	—	—	—
Total	$15,370,241	$781,238	$—

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. INCOME TAXES (cont.)

The reconciliation of income tax expenses computed at the statutory tax rate applicable to income tax expenses is as follows:

	For the Year Ended December 31,
	2025	2024	2023
Net income before tax	$52,522,773	$41,281,557	$9,889,155
Provision for income taxes at Vietnam statutory income tax rate (20%)	10,504,555	8,256,311	1,997,831
Effect of non-deductible expenses	35,977	1,835	99,413
Effect of preferential income taxes	959,597	(1,740,475)	(2,097,244)
Effect of different income tax rates in other jurisdictions	803,732	(5,951,672)	—
Effect of changes in tax rates	—	(259,743)	—
Effect of changes in valuation allowance	2,734,014	474,982	—
Effect of true-up on net operating losses	82,143	—	—
Effect of state income taxes, net of federal benefit*	250,223	—	—
Effective income tax expenses	$15,370,241	$781,238	$—

*	For the year ended December 31, 2025, the Company did not recognize a current federal tax benefit related to state income taxes as it incurred a federal net operating loss.

The significant components of deferred taxes were as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Lease liabilities	$6,629,247	$6,900,691
Inventory write down	611,670	249,367
Net operating losses	2,444,363	245,205
Total deferred tax assets	9,685,280	7,395,263
Less: valuation allowance	(3,186,778)	(474,982)
Total deferred tax assets, net of valuation allowance	6,498,502	6,920,281

Deferred tax liabilities:
Right of use assets	(6,320,395)	(6,920,281)
Net deferred tax assets	$178,107	$—

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. INCOME TAXES (cont.)

The changes related to valuation allowance are as follows:

	For the Year Ended December 31,
	2025	2024	2023
Balance at beginning of the year	$474,982	$—	$—
Additions	2,853,289	474,982	—
Reversals	(119,275)	—	—
Foreign exchange adjustment	(22,218)	—	—
Balance at end of the year	$3,186,778	$474,982	$—

Total net operating losses (NOLs) carryforwards of the Company’s Vietnam subsidiary is $14,895,980 as of December 31, 2025 will expire in calendar year 2030, if not utilized. The NOLs carryforwards of the Company’s USA subsidiaries subsidiary is $5,653,513 as of December 31, 2025, which can be carried forward without an expiration date.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Company’s history of losses and uncertainty regarding future profitability and concluded that it is more likely than not that the Company will not generate future taxable income to utilize the deferred tax assets. Accordingly, as of December 31, 2025 and 2024, a $3,186,778 and $474,982 valuation allowance has been established, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any unrecognized uncertain tax positions. For the years ended December 31, 2025, 2024 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

The Company and its subsidiaries’ major tax jurisdictions are Vietnam, Singapore, Ethiopia, PRC and the United States. Income tax returns of the Company and its subsidiaries remain open and subject to examination by the local tax authorities of Vietnam, Singapore, Ethiopia, PRC and the United States until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Vietnam, Singapore, Ethiopia, PRC and the United States are between 3 and 5 years.

14. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions for the years ended December 31, 2025, 2024 and 2023, or recorded balances as of December 31, 2025 and 2024.

Name	Relationship with the Company
Fuji Solar Co., Ltd. (“Fuji Solar”)	Controlled by the controlling shareholder of the Company
VSUN	Controlled by Fuji Solar
Vietnam Sunergy (Bac Ninh) Company Limited (“VSun Bac Ninh”)	Wholly owned by VSUN
VSun Solar USA Inc. (“VSun USA”)	Wholly owned by VSUN
VSun China Co., Ltd. (“VSun China”)	Wholly owned by VSUN
Vietnam Sunergy Europe GmbH (“VSun GmbH”)	Wholly owned by VSUN

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Year Ended December 31,
	2025	2024	2023
Sales and service revenue from related parties
VSUN	$154,690,933	$116,937,974	$61,504,724
VSun USA	8,939,297	5,252,064	—
VSun Bac Ninh	6,572,678	337,346	—
VSun China	887,289	4,743,878	—
Total	$171,090,197	$127,271,262	$61,504,724
Purchase of raw materials and services from a related party
VSun China	$94,932,303	$48,484,527	$49,601,203
VSUN USA	7,788,309	—	—
Total	$102,720,612	$48,484,527	$49,601,203
Purchase of machinery from a related party
VSun China	$—	$1,542,768	$126,272
Purchase of trademarks from related parties (a)
VSUN	$128,000	$—	$—
VSUN GmbH	212,000	—	—
Total	$340,000	$—	$—
Payment of operating expenses by related parties on behalf of the Company
VSUN	$—	$59,802	$104,113
Others	92,549	19,520	—
Total	$92,549	$79,322	$104,113
Repayment of operating expenses to a related party paid on behalf of the Company
VSUN	$60,000	$148,000	$—
Others	111,069	—	—
Total	$171,069	$148,000	$—
Payment of offering cost by a related party on behalf of the Company
Fuji Solar (b)	$—	$—	$1,179,129
Repayment of offering cost paid by a related party on behalf of the Company
Fuji Solar (b)	$—	$81,025	$1,098,104
Prepayments of raw materials to related parties (c)
VSUN	$72,264	$—	$—
VSun China	—	—	24,845,082
Total	$72,264	$—	$24,845,082
Borrowings from related parties
VSUN (d)	$—	$—	$93,571,624
VSun USA (e)	12,000,000	5,000,000	—
Total	$12,000,000	$5,000,000	$93,571,624
Repayment of borrowings to a related party
VSUN (d)	$—	$38,093,104	$—
VSun USA (e)	6,000,000	—	—
Total	$6,000,000	$38,093,104	$—
Accrual of interest expenses on borrowings from related parties
VSUN (d)	$920,722	$1,382,890	$3,163,557
VSun USA (e)	634,384	14,995	—
Total	$1,555,106	$1,397,885	$3,163,557
Repayment of interest expenses on borrowings from a related party
VSUN (d)	$—	$1,391,911	$—
VSun USA (e)	252,600	—	—
Total	$252,600	$1,391,911	$—

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

(a)	For the year ended December 31, 2025, the Company purchased trademarks of $128,000 and $212,000 from VSUN and VSUN GmbH, respectively. The trademark acquisition transactions between the Company and the related parties are transactions under common control and are recorded at carryover basis in accordance with ASC 805-50. At the parent company level, the carrying value of the intangible assets were zero. Accordingly, separately identifiable intangible asset is not recognized.

(b)	For the year ended December 31, 2023, Fuji Solar paid offering cost of $1,179,129 on behalf of the Company. In the same year, the Company repaid offering cost of $1,098,104 to Fuji Solar. For the year ended December 31, 2024, the Company fully paid the remaining offering cost of $81,025 to Fuji Solar.

(c)	For the year ended December 31, 2025, the Company made prepayments of $72,264 to VSUN for raw materials, all which were delivered to the Company as of the date of this report. For the year ended December 31, 2023, the Company also made prepayments of $24,845,082 to VSun China for raw materials, all which were delivered to the Company in the year of 2024. For the year ended December 31, 2024, the Company did not make prepayments to VSun China for raw materials.

(d)	For the year ended December 31, 2023, the Company borrowed loans of approximately $93.6 million (VND 2.2 trillion) from VSUN as working capital and payment for property and equipment. Each loan is matured in one year from borrowing. The interest rate of borrowings were 9.5% before August 2023, and reduced to 8% for August 2023 and further reduced to 7% since September 2023.

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

For the year ended December 31, 2025, the Company did not borrow loans from or repaid loans to VSUN.

For the year ended December 31, 2025, 2024 and 2023, the Company accrued interest expenses of $920,722, $1,382,890 and $3,163,557 on the borrowings, respectively. For the year ended December 31, 2025, 2024 and 2023, the Company paid interest expenses of $nil, $1,391,911 and $nil to VSUN.

(e)	In December 2024, the Company borrowed a loan of $5.0 million from VSun USA as payment for property and equipment in TOYO Texas. The loan was matured in December 2025 and extended to December 2026. The interest rate of borrowings were 4.2% and is payable on maturity of the borrowing.

For the year ended December 31, 2025, the Company borrowed a loan of $12.0 million from VSun USA as payment for property and equipment in TOYO Texas. The loan was matured through March 2026. The interest rate of borrowings were 4.2% and is payable on maturity of the borrowing.

For the year ended December 31, 2025 and 2024, the Company accrued interest expenses of $634,384 and $14,995, respectively.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

Accounts receivable – related parties

Related party	Nature of balance	December 31, 2025	December 31, 2024
VSun USA	Sales to the related party	$486,378	$3,474,214
VSun China	Sales to the related party	8,317	4,402,462
VSUN	Sales to the related party	—	3,963,972
Total		$494,695	$11,840,648

Prepayments — a related party

Related party	Nature of balance	December 31, 2025	December 31, 2024
VSUN	Prepayments for raw materials	$72,264	$—
Total		$72,264	$—

Accounts payable – a related party

Related party	Nature of balance	December 31, 2025	December 31, 2024
VSun China	Purchase of raw materials	$3,269,212	$—
Total		$3,269,212	$—

Contract liabilities — related parties

Related party	Nature of balance	December 31, 2025	December 31, 2024
VSUN	Advance for solar cells	$78,856,795	$20,000,000
VSun USA	Advance for solar modules	1,491,508	98,561
Total		$80,348,303	$20,098,561

Due to related parties

Related party	Nature of balance	December 31, 2025	December 31, 2024
VSUN	Borrowings	$48,530,388	$50,059,338
VSUN	Interest payable	2,390,023	1,469,301
VSUN	Payment of other operating expenses on behalf of the Company	10,098	70,219
VSun USA	Borrowings	11,000,000	5,000,000
VSun USA	Interest payable	396,778	14,995
Others	Payment of other operating expenses on behalf of the Company	1,000	19,520
Total		$62,328,287	$56,633,373

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

On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Company’s Annual Report on Form 20-F filed on May 12, 2025 (the “Form 20-F”), which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

15. EQUITY (cont.)

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

On June 28, 2024, the Company entered into share-based compensation with three independent directors of BWAQ, pursuant to which the Company granted 70,000 restricted shares to the three independent directors as compensation for past expenses. The Company issued the shares on July 1, 2024.

On August 29, 2025, the Company granted an aggregated 2,450,957 restricted shares to management, consultants, and certain employees of the Company’s ultimate shareholder under a share incentive plan (the “TOYO ESOP”). As of December 31, 2025, 1,404,000 restricted shares were issued and outstanding (Note 15).

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

As of December 31, 2025 and 2024, the Company had 37,758,997 and 46,595,743 ordinary shares issued, respectively. As of December 31, 2025 and 2024, the Company had 36,712,040 and 33,595,743 ordinary shares outstanding, respectively.

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

As the Public Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2025 and 2024, the Company had 4,600,000 Public Warrants outstanding.

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

As the Private Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2025 and 2024, the Company had 212,240 Private Warrants outstanding.

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

The Other Units are identical to the Private Units. As the Other Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2025 and 2024, the Company had 157,767 Other Warrants outstanding.

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

AMI Warrants

On February 26, 2025, the Company also issued certain warrants to AUM Media Inc. exercisable for 50,000 Ordinary Shares at an exercise price of $5.50 per share for a period of three years till February 26, 2028 (the “AMI Warrants”). The AMI Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2025 and 2024, the Company had 50,000 and nil AMI Warrants outstanding.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

16. SHARE-BASED COMPENSATION

Warrants issued to AUM Media Inc. (“AMI”)

On February 26, 2025, the Company issued warrants to AMI to purchase up to 50,000 ordinary shares at an exercise price of $5.50 per share for a period of three years till February 26, 2028 (the “AMI Warrants”). The issuance of warrants was to compensate portion of the consulting services provided by AMI for the year ended December 31, 2025.

AMI Warrants was classified as equity (Note 16). The fair value of AMI Warrants was determined using a binomial model. The following table summarizes the assumptions used in estimating the fair value of AMI Warrants on February 26, 2025.

February 26, 2025
Stock price	$3.70
Expected volatility (%)	46.25%
Risk-free interest rate	3.69%
Expected terms (in years)	3
Expected dividends (%)	0%

On February 26, 2025, the fair value of AMI Warrants was $36,000. The Company recognized the expenses using the straight-line method. For the year ended December 31, 2025, the Company recognized expenses of $36,000 as “general and administrative expenses”, with a corresponding account charged to additional paid-in capital.

Restricted shares under TOYO ESOP

The Company has TOYO ESOP, under which the Company may grant share incentive awards, including options, restricted shares and restricted share units, to eligible service providers in order to attract, retain and motivate the talent for which the Company competes. The number of ordinary shares initially be approved for issuance under the TOYO ESOP (the “Share Limit”) is 4,440,500 shares. Subject to the authorized share capital as provided in the memorandum of association and articles of association of TOYO then in effect, the Share Limit will be increased automatically on January 1st of each calendar year during the term of the TOYO ESOP commencing on January 1st 2025 (each, an “Evergreen Date”), by an amount equal to one percent (1%) of the total number of outstanding shares of TOYO on the end of the calendar year immediately preceding the applicable Evergreen Date. The shares that TOYO issues under the TOYO ESOP may be newly issued shares, treasury shares or shares purchased on the open market. If an award is terminated, forfeited, expires or lapses for any reason, any shares subject to such award may be used again for new grants under the TOYO ESOP. Unless otherwise expressly provided in the TOYO ESOP, by applicable laws and by the notice of grant, an award is non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance, or charge.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

16. SHARE-BASED COMPENSATION (cont.)

 On August 29, 2025, the Company granted an aggregated 2,450,957 restricted shares, under TOYO ESOP, to management, consultants and certain employees of Abalance Corporation, the Company’s ultimate shareholder. The grant-date fair value of these restricted shares were $5.64 by reference to closing market price prevailing on the grant date. In September 2025, the Company issued the shares in an escrow account, which released the restricted shares to recipients upon vesting schedule.

For the year ended December 31, 2025, the Company recognized share-based compensation expenses of $13,668,497 in the account of “general and administrative expenses” in consolidated statements of operations and comprehensive income.

The details were as the following:

Recipients	Granted and issued shares	Outstanding shares	Share compensation expenses recognized in the year ended December 31, 2025
Restricted shares issued to management:
Management (a)	810,000	-	$4,568,400
Independent directors (b)	24,000	24,000	135,360
	834,000	24,000	$4,703,760
Restricted shares issued to non-employees:
Three consultants (c)	1,380,000	1,380,000	$7,783,200
One consultant (d)	110,000	-	420,380
Employees of Abalance Corporation (e)	126,957	-	$761,157
	1,616,957	1,380,000	8,964,737
	2,450,957	1,404,000	$13,668,497

(a)	The Company granted 810,000 restricted shares to management, which were vested on January 1, 2026 subject to service conditions. The Company recognized share-based compensation expenses in straight-line method over the service period from August 29, 2025 through December 31, 2025. As of December 31, 2025, there were no unrecognized share-based compensation expenses. Since the restricted shares were not vested until January 1, 2026, the 810,000 restricted shares were not outstanding as of December 31, 2025.

(b)	The Company granted 24,000 restricted shares to three independent directors as award for past services. The restricted shares were immediately vested and the Company recognized share-based compensation expenses on grant date.

(c)	The Company granted an aggregated 1,380,000 restricted shares to three consultants as awards for full operation of the Company’s manufacturing facilities in Texas and Ethiopia. The performance conditions were met in the year ended December 31, 2025 and the Company fully recognized share-based compensation expenses in the year ended December 31, 2025.

(d)	The Company also granted and issued 110,000 restricted shares to another consultant which was subject to a six-month service condition. The Company recognized share-based compensation expenses in straight-line method over the service period from August 29, 2025 through February 28, 2026. As of December 31, 2025, the 110,000 restricted shares were not outstanding. As of December 31, 2025, the Company had unrecognized share-based compensation expenses of $220,020.

(e)	The Company granted an aggregated 126,957 restricted shares to certain employees of the Company’s ultimate shareholders, which provided service in the Company’s Business Combination with BWAQ. These shares were awarded for their past services and were not released until January 1, 2026. The Company recognized share-based compensation expenses on grant date. As of December 31, 2025, there were no unrecognized share-based compensation expenses. Since the restricted shares were not released until January 1, 2026, the 126,957 restricted shares were not outstanding as of December 31, 2025.

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

16. SHARE-BASED COMPENSATION (cont.)

 For the year ended December 31, 2025, the transaction activities of restricted shares were as below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
Unvested restricted shares as of December 31, 2024	—	$—
Granted	2,450,957	$5.64
Vested	(1,404,000)	$5.64
Unvested restricted shares as of December 31, 2025	1,046,957	$5.64

As of December 31, 2025, unrecognized share-based compensation expenses were $154,900.

17. EARNINGS PER SHARE

 For the years ended December 31, 2025 and 2024, the Company has determined that the 13,000,000 ordinary shares held in escrow account as earnout shares are participating securities as the earnout shares participate in undistributed earnings on an as-if-converted basis. The holders of the earnout shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Company uses the two-class method of computing net income per share, for ordinary shares and earnout shares according to the participation rights in undistributed earnings.

For the years ended December 31, 2025 and 2024, the Company applied treasury method in computing dilutive earnings per share for unvested restricted shares and warrants.

For the years ended December 31, 2025 and 2024, the outstanding warrants, including Public Warrants, Private Warrants and Other Warrants and AMI Warrants, were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

The Company had 13,000,000 unvested earnout shares as of and for the years ended December 31, 2024 and for the period from January 1, 2025 through May 14, 2025. The unvested earnout shares contain a non-forfeitable right to dividends and hence are considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to ordinary shareholders.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024	2023
Net income attributable to TOYO Co., Ltd.’s shareholders	$39,659,898	$40,614,170	$9,889,155
Less: Net income attributable to holders of earnout shares	5,427,851	7,086,765	—
Net income attributable to TOYO Co., Ltd.’s ordinary shareholders	$34,232,047	33,527,405	$9,889,155

Weighted average number of ordinary share outstanding – basic and diluted	30,099,569	30,751,424	41,000,000
Earnings per share – basic and diluted	$1.14	$1.09	$0.24

Weighted average number of ordinary share outstanding – diluted	30,333,876	30,751,424	41,000,000
Earnings per share – diluted	$1.13	$1.09	$0.24

Pursuant to ASC 260, Earnings Per Share, the Company has retroactively restated all shares and per share data for all periods presented. For the years ended December 31, 2025 and 2024, For the year ended December 31, 2025 and 2024, the outstanding warrants, including Public Warrants, Private Warrants, Other Warrants and AMI Warrants, were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed. The weighted-average number of potentially anti-dilutive shares excluded from calculation of dilutive earnings per share are as follows:

	For the Year Ended December 31,
	2025	2024
Public Warrants	4,600,000	4,600,000
Private Warrants	212,240	212,240
Other Warrants	157,767	157,767
AMI Warrants	42,192	—
Total	5,012,199	4,970,007

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

18. COMMITMENTS AND CONTINGENCIES

Legal proceeding

On December 6, 2024, Shanghai Jinko Green Energy Enterprise Management Co, Ltd and Zhejiang Jinko Solar Co., Ltd. (collectively “JINKO”) filed a patent infringement lawsuit with the United States District Court for the Northern District of California (“CA Case”), against Abalance Corporation, the Company’s ultimate shareholder, and its seven subsidiaries, including the Company. JINKO alleged that VSUN’s solar panel products (including TOPCON N-type solar panels) allegedly utilize JINKO’s patented technologies without authorization. JINKO asserts that the lawsuit was filed to recover damages for both past and future losses resulting from VSUN’s alleged patent infringement. Defendants Abalance Corporation, WWB Corporation, and Fuji Solar filed a motion to dismiss the Complaint for lack of personal jurisdiction and failure to state a claim on April 16, 2025. On July 24, 2025, the Court held a hearing on WWB Corporation’s motion to dismiss. The Court granted WWB Corporation’s motion to dismiss on July 28, 2025. Defendants Abalance Corporation and Fuji Solar were dismissed on August 8, 2025. The Court has set a Markman hearing for February 3, 2026. No trial date has been set.

On February 7, 2025, Shanghai Jinko Green Energy Enterprise Management Co., Ltd. et. al. brought a patent infringement claim against Waaree Solar Americas Inc. et. al. in the Southern District of Texas (“TX Case”). On July 11, 2025, TOYO Solar, Toyo America, and SinCo, filed a motion to intervene in the lawsuit as intervenors-defendants because a portion of the products subject to the litigation were produced by the Company. The Court granted the motion on July 16, 2025. The Court set a Markman hearing for February 2, 2026, and a trial in February or March 2027.

Abalance Corporation and its subsidiaries remain committed to respecting intellectual property rights and has engaged with a specialized U.S. patent law firm to provide counsel on this matter. Abalance Corporation and its subsidiaries are thoroughly examining the plaintiff’s claims and demands while vigorously defending and asserting the legitimacy of the Company’s position in this litigation. Both cases are on a similar schedule, and the asserted patent in the TX Case is the same as the CA Case. No damages positions have been taken by any party in either case. It is difficult to anticipate the potential impact of the lawsuits on the Company’s consolidated financial results.

Pursuant to a certain settlement and release agreement between JINKO and TOYO dated December 30, 2025, on January 30, 2026, the CA Case was dismissed pursuant to a joint stipulation of dismissal of JINKO and VSUN, VSun Bac Ninh, VSun USA, TOYO, TOYO Solar, TOYO Texas, and TOYO Ethiopia. In addition, on February 20, 2026, the TX Case was dismissed with respect to TOYO Solar, TOYO America, SinCo pursuant to the parties' joint stipulation. Regardless of outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

On March 26, 2026, the U.S. International Trade Commission (the “USITC”) instituted an investigation pursuant to Section 337 of the Tariff Act of 1930. The investigation is based on a complaint filed by First Solar, Inc. (“First Solar”) on February 24, 2026, as supplemented on March 10, 2026, alleging that certain respondents, including TOYO, TOYO Texas and VSun USA of Fremont, violated Section 337 by importing into the United States certain TOPCon solar cells, modules, panels, components thereof, and products containing the same (the “TOPCon products”), that allegedly infringe one or more U.S. patents asserted by First Solar. First Solar has requested that the USITC issue a general exclusion order that would bar the TopCon products from entry into the United States, or in the alternative a limited exclusion order, as well as cease and desist orders against the respondents. The USITC will set a target date for completion of the investigation within 45 days after commencement of the investigation. As of the date of issuance of the annual report, USITC has not made any determination on the merits of the allegations, and the Company’s products continue to be imported and sold in the United States in the ordinary course. As of the date of issuance of the annual report, the Company are unable to predict the outcome of the investigation or whether any remedial orders will be issued and will evaluate the potential impact of this matter as the investigation progresses.

Capital commitments

As of December 31, 2025, the Company entered into certain construction agreements with vendors to build its plant in Vietnam, Texas, and Ethiopia. Future minimum capital payment under non-cancellable agreements are as follows:

Minimum capital payments
For the twelve months ending December 31, 2026	$58,163,500
For the twelve months ending December 31, 2027 and thereafter	1,404,500
Total	$59,568,000

TOYO Co., Ltd
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

18. COMMITMENTS AND CONTINGENCIES (cont.)

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

The fair value of Earnout Shares was determined using a Monte Carlo simulation model. This approach considered (i) the share price on July 1, 2024 and December 31, 2024, (ii) the discount for lack of marketability (“DLOM”). According to the agreement, the share consideration to be issued to the existing equity holders in the business combination will be subject to a lock-up. The lock-up will be staggered, with 50% locked up for 18 months, 30% locked up for 12 months, and 20% lock-up for 6 months and (iii) expected ratio of actual 2024 Audited Net Profit.

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

On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Form 20-F, which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares. On May 14, 2025, the fair value of the 1,712,297 Earnout Shares was $5,958,794, by reference to closing per share market price of $3.48 prevailing on May 14, 2025. For the year ended December 31, 2025, the Company recognized an increase in fair value of $1,341,794 in the consolidated statements of operations and comprehensive income. As of December 31, 2025, the Company had no outstanding balance of contingent consideration payable.

19. SUBSEQUENT EVENTS

In February 2026, the Company renewed the revolving bank credit facility with BIDV, under which the Company can draw-down up to $30,000,000 by February 28, 2027. Each loan is repayable in five months.

For the period from January 1, 2026 through the date of this report, the Company repaid borrowings of $11.0 million to VSUN USA. As of the date of this report, the Company has fully repaid the borrowings due to VSUN USA.